
13002091

KBS | Real Estate Investment Trust

Disciplined Performance

2012 FORM 10-K & PROXY STATEMENT FOR 2013 ANNUAL MEETING

KBS Real Estate Investment Trust — Stockholder Information

Annual Meeting / Poxy Information

Annual Meeting
July 9, 2013 at 9:00 am (PDT)
The Island Hotel
690 Newport Center Drive
Newport Beach, CA 92660

Proxy Related Questions
For questions regarding your proxy vote, or for assistance with your proxy materials, please contact Broadridge Financial Solutions, Inc. at: (877) 721-8341.

Company / Account Information

For Company information and shareholder mailings or for account information or updates such as an address change or other changes, please contact your financial professional or the account administration department for KBS Real Estate Investment Trust at:

KBS Real Estate Investment Trust, Inc.
Account Administration Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105
(866) 584-1381

Board of Directors and Executive Officers

Peter M. Bren
President
Co-Founder and President, KBS Capital Advisors

Charles J. Schreiber, Jr.
Chairman of the Board, Chief Executive Officer and Director
Co-Founder and CEO, KBS Capital Advisors

Peter McMillan III
Executive Vice President, Treasurer, Secretary and Director
Co-Founder, KBS Capital Advisors

Keith D. Hall
Executive Vice President
Co-Founder, KBS Capital Advisors

David E. Snyder
Chief Financial Officer
Chief Financial Officer, KBS Capital Advisors

Stacie K. Yamane
Chief Accounting Officer
Chief Accounting Officer, Portfolio Accounting, KBS Capital Advisors

Hank Adler
Independent Director
Assistant Professor of Accounting, Chapman University

Barbara R. Cambon
Independent Director

Stuart A. Gabriel, Ph.D.
Independent Director
Director, Richard S. Ziman Center for Real Estate and
Professor of Finance and Arden Realty Chair,
UCLA Anderson School of Management





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 000-52606



RECEIVED
APR 2 2 2013
193

KBS REAL ESTATE INVESTMENT TRUST, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**20-2985918**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
620 Newport Center Drive, Suite 1300 Newport Beach, California	**92660**
(Address of Principal Executive Offices)	(Zip Code)

(949) 417-6500

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established market for the Registrant's shares of common stock. On March 22, 2012, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $5.16 derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities divided by the number of shares outstanding, all as of December 31, 2011. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share as of March 22, 2012, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information" of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011. On December 18, 2012, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $5.18 derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities divided by the number of shares outstanding, all as of September 30, 2012. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share as of December 18, 2012, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information."

There were approximately 191,683,433 shares of common stock held by non-affiliates as of June 30, 2012, the last business day of the Registrant's most recently completed second fiscal quarter.

As of March 8, 2013, there were 190,880,917 outstanding shares of common stock of KBS Real Estate Investment Trust, Inc.

Documents Incorporated by Reference:

Registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders.

10-K

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of KBS Real Estate Investment Trust, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- We are the first publicly offered investment program sponsored by the affiliates of our external advisor, KBS Capital Advisors LLC, which makes our future performance difficult to predict. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor.
- All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the entity that acted as our dealer manager and other KBS-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor's compensation arrangements with us and other KBS-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions.
- We depend on tenants for the revenue generated by our real estate investments and, accordingly, the revenue generated by our real estate investments is dependent upon the success and economic viability of our tenants. Revenues from our properties could decrease due to a reduction in occupancy (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, making it more difficult for us to meet our debt service obligations and reducing our stockholders' returns.
- We may not be able to refinance some or all of our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at or prior to its maturity, we may be forced to dispose of our assets sooner than we otherwise would and/or our lenders may take action against us. We may not have sufficient liquidity from our operations to fund our future capital needs and, as a result of the debt we assumed in relation to the GKK Properties (defined in Part I, Item 1, "Business — Overview"), we presently have extremely limited additional borrowing capacity. Additionally, some of our debt, including debt we assumed in connection with the transfers of the GKK Properties under the Settlement Agreement (defined in Part I, Item 1, "Business — Overview"), contains restrictive covenants relating to our operations, our ability to incur additional debt and our ability to declare distributions.
- Our investments in real estate and real estate loans may be affected by unfavorable real estate market and general economic conditions, which could decrease the value of those assets and reduce the investment return to our stockholders. Revenues from our real property investments could decrease, making it more difficult for us to meet our debt service obligations. Revenues from the properties and other assets directly securing our loan investments could decrease, making it more difficult for the borrower to meet its payment obligations to us. In addition, decreases in revenues from the properties directly securing our loan investments could result in decreased valuations for those properties, which could make it difficult for our borrowers to repay or refinance their obligations to us. These factors could make it more difficult for us to meet our debt service obligations and reduce our stockholders' return.

- Continued disruptions in the financial markets and deteriorating economic conditions could adversely affect our ability to meet our debt service obligations and cash needs, reducing the value of our stockholders' investments in us.
- Certain of our debt obligations have variable interest rates and related payments that vary with the movement of LIBOR or other indexes. Increases in the indexes could increase the amount of our debt payments and reduce our stockholders' return.
- We have amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). The dollar amounts available for such redemptions are determined by the board of directors and may be reviewed and adjusted from time to time. Additionally, redemptions are further subject to limitations described in the share redemption program. We currently do not expect to have funds available for ordinary redemptions in the future.
- We may not be able to successfully operate and/or sell the GKK Properties given current economic conditions and the concentration of the GKK Properties in the financial services sector, the significant debt obligations we have assumed with respect to such GKK Properties, and our advisor's limited experience operating, managing and selling bank branch properties. Moreover, we depend upon GKK Realty Advisors LLC (the "Property Manager") to manage and conduct the operations of the GKK Properties and any adverse changes in or termination of our relationship with the Property Manager could hinder the performance of the GKK Properties and the return on our stockholders' investment.
- As a result of the GKK Properties transferred under the Settlement Agreement, a significant portion of our properties will be leased to financial institutions, making us more economically vulnerable in the event of a downturn in the banking industry.
- Certain of the loans we assumed under the Settlement Agreement matured without repayment. As a result of the maturities, the lenders may choose to attempt to exercise certain of their rights under these loans and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the properties securing these loans.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

KBS Real Estate Investment Trust, Inc. (the "Company") is a Maryland corporation that was formed on June 13, 2005 to invest in a diverse portfolio of real estate properties and real estate-related investments. The Company elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2006 and it intends to operate in such a manner. As used herein, the terms "we," "our" and "us" refer to the Company and as required by context, KBS Limited Partnership, a Delaware limited partnership, which we refer to as our "Operating Partnership," and to their subsidiaries. We own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

On January 27, 2006, we launched our initial public offering of up to 200,000,000 shares of common stock in our primary offering and 80,000,000 shares of common stock under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on May 30, 2008 and our dividend reinvestment plan was terminated on April 10, 2012. We sold 171,109,494 shares in our primary offering for gross offering proceeds of $1.7 billion and sold 28,306,086 shares under our dividend reinvestment plan for gross offering proceeds of $233.7 million.

As of December 31, 2012, we owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties (defined below). In addition, as of December 31, 2012, we owned four real estate loans receivable, a participation interest with respect to another real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces were owned by us and held for sale.

On September 1, 2011, we, through indirect wholly owned subsidiaries (collectively, "KBS"), entered into a Collateral Transfer and Settlement Agreement (the "Settlement Agreement") with, among other parties, GKK Stars Acquisition LLC ("GKK Stars"), the wholly owned subsidiary of Gramercy Capital Corp. ("Gramercy") that indirectly owned the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS in satisfaction of certain debt obligations under a mezzanine loan owed by wholly owned subsidiaries of Gramercy to KBS (the "GKK Mezzanine Loan"). The Settlement Agreement resulted in the transfer of the equity interests in certain subsidiaries of Gramercy (the "Equity Interests") that indirectly owned or, with respect to a limited number of properties, held a leasehold interest in, 867 properties (the "GKK Properties"), including 576 bank branch properties and 291 office buildings, operations centers and other properties. As of December 15, 2011, GKK Stars had transferred all of the Equity Interests to us, giving us title to or, with respect to a limited number of GKK Properties, a leasehold interest in, 867 GKK Properties as of that date. For a further discussion of the Settlement Agreement, the transfers of the GKK Properties and the debt related to these properties, see our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

Our focus in 2013 is to manage our existing investment portfolio and our debt service obligations.

Objectives and Strategies

Our primary investment objectives were:

- to preserve and return our stockholders' capital contributions; and
- to manage our investments to allow our stockholders to realize a return on their investment.

We have sought and will seek to achieve these objectives by investing in and managing a diverse portfolio of real estate and real estate-related investments, which we acquired using a combination of equity raised in our initial public offering, debt financing and joint ventures. We have diversified our portfolio by investment type, geographic region, and tenant/borrower base.

Our primary business objectives are: (i) to maintain and, if possible, improve the quality and income-producing ability of our investments; (ii) to position our investments to improve their value; and (iii) to manage our portfolio to remain compliant with REIT requirements under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). We intend to meet these objectives by utilizing the expertise of our advisor to diligently increase the occupancy of our real estate properties while structuring leases that enhance property operating performance. We will also, through our advisor, seek to improve the cash flows from our real estate-related investments, through continuing debt service, restructuring of terms and, if necessary, foreclosure on collateral. All of our business activities are conducted with the intention of remaining compliant with REIT requirements; if we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates "double taxation" at the corporate and stockholder levels that usually results from investment in the stock of a corporation.

Our charter requires that we seek stockholder approval of our liquidation if our shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of our independent directors determines that liquidation is not then in the best interest of our stockholders. Pursuant to our charter requirement in November 2012, the conflicts committee, composed of all of our independent directors, assessed our portfolio of investments and related debt financings, including the assets and liabilities transferred to us under the Settlement Agreement in satisfaction of certain debt obligations owed to us by wholly owned subsidiaries of Gramercy. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by us under the Settlement Agreement. Taking into consideration our portfolio and current market conditions, the conflicts committee unanimously determined that liquidation is not now in the bests interests of our stockholders. Our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, the conflicts committee believes it is likely it may reach the same conclusion next year.

Investment Portfolio

Real Estate Properties

We have made investments in core properties, which are generally lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover. To date we have invested in:

- *office properties* — including low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations, especially those that are in or near central business districts or have access to transportation; and
- *industrial properties* — including warehouse and distribution facilities, office/warehouse flex properties, research and development properties and light industrial properties.

We also own other types of properties, including bank branches, transferred to us pursuant to the Settlement Agreement and properties transferred to us through foreclosures or deeds-in-lieu of foreclosures. These properties had originally secured certain of our investments in real estate loans receivable.

All of our properties are located in the United States.

We originally intended to hold our core properties for four to seven years. With respect to the GKK Properties, our management continues to evaluate which properties to hold and which properties to sell. We have sold, or otherwise disposed of, 190 GKK Properties during the year ended December 31, 2012 and expect the average hold period of the GKK Properties to be significantly shorter than that of our core properties. However, economic and market conditions may influence us to hold our investments for different periods of time, and we currently expect our hold period may last for several more years.

As of December 31, 2012, we owned 430 real estate properties held for investment. We also owned six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale. The 430 real estate properties held for investment totaled 11.8 million rentable square feet and included the following:

- 13 office buildings, three corporate research buildings, one industrial portfolio consisting of two distribution and office/warehouse properties, one office/flex portfolio consisting of three properties; and
- GKK Properties consisting of 341 bank branch properties and 68 office buildings, operations centers and other properties.

The following chart illustrates the composition of our real estate portfolio (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale) as of December 31, 2012 based on the carrying value of the investments:


Real Estate by Property Type
Office
42%
Industrial
10%
GKK Office
Buildings,
Operations
Centers and
Other
22%
GKK Bank
Branch
Properties
26%

As noted above, our real estate property investments (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale) are diversified by geographic location with properties in 31 states as shown in the charts below:


Leased Square Feet
CA
8%
NJ
7%
IL
6%
TX
5%
FL
5%
VA
4%
GA
4%
DE
4%
MO
4%
NY
4%
TN
4%
IN
3%
Other*
17%
NC
15%
MA
10%

10-K

Annualized Contractual Base Rent [1]


NJ
8%
CA
7%
FL
7%
VA
7%
NC
17%
MO
7%
MA
7%
IL
6%
TX
6%
Other*
20%
DE
4%
GA
4%

*Other includes any state less than 3% of the total.

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

10-K

We have historically had a stable and diversified tenant base and have had long-term relationships with our tenants in order to limit our exposure to any one tenant or industry. However, as a result of the transfers of the GKK Properties under the Settlement Agreement, as of December 31, 2012, we had a concentration of credit risk related to Bank of America, N.A., which represented approximately 20.2% of our annualized base rent and reduced the diversity of our tenant base. Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent). Also, as of December 31, 2012, we had a concentration of credit risk related to the finance industry, which represented approximately 46.1% of our annualized base rent. The finance industry concentration is due to the concentration in the GKK Properties. As of December 31, 2012, our real estate portfolio was 83% occupied (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale). The chart below illustrates the diversity of tenant industries in our portfolio (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale) based on total annualized base rent as of December 31, 2012:

Annualized Contratual Base Rent (1)


All Others*, 11.2%
Finance, 46.1%
Information, 2.6%
Health Care & Social Services, 3.1%
Admin & Support Services, 3.8%
Other Services, 4.6%
Computer System Design, 4.6%
Professional, Scientific and Accounting, 6.9%
Legal Services, 8.3%
Insurance, 8.8%

* All others includes any industry less than 2% of the total.

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

The carrying value of our real estate portfolio as of December 31, 2012 was $1.8 billion (including six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale).

Real Estate-Related Investments

We have also invested in real estate-related investments including: (i) mortgage loans; (ii) mezzanine loans; (iii) participations in mortgage and mezzanine loans; (iv) B-Notes; and (v) real estate-related debt securities, such as commercial mortgage-backed securities ("CMBS"). We generally intend to hold our real estate-related investments until maturity. However, economic and market conditions may influence the length of time that we hold these investments.

As of December 31, 2012, we owned one mortgage loan, one mezzanine loan and two B-Notes. The book value (net of asset specific reserves) of our real estate-related investments as of December 31, 2012 was $45.3 million. As of December 31, 2012, our real estate-related investments consisted of four fixed rate real estate loans receivable with a weighted average annualized effective interest rate of 10.3%.

Financing Objectives

We financed the majority of our real estate acquisitions with a combination of the proceeds we received from our initial public offering and debt. In addition, we purchased certain real estate-related investments with a combination of the proceeds we received from our initial public offering and repurchase financing. We used debt financing to increase the amount available for investment and to increase overall investment yields to us and our stockholders. As of December 31, 2012, the weighted-average interest rate on our debt was 4.9%.

We borrow funds at a combination of fixed and variable rates. As of December 31, 2012, we had approximately $868.4 million and $471.9 million of fixed and variable rate debt outstanding, respectively. Of the variable rate debt outstanding, approximately $34.3 million was effectively fixed through the use of interest rate swap agreements. The weighted-average interest rates of our fixed rate debt and variable rate debt at December 31, 2012 were 6.1% and 2.8%, respectively.

Some of our debt allows us to extend the maturity dates, subject to certain conditions. Although we believe we will be permitted to extend the maturity dates of our current debt obligations, with the exception of the BOA Windsor Mortgage Portfolio and the 801 Market Street Mortgage Loan (both defined below), we can give no assurance in this regard. We have a mortgage loan with an outstanding principal balance of $6.1 million that matured on October 31, 2012 (the "BOA Windsor Mortgage Portfolio"). We also have a mortgage loan with an outstanding principal balance of $37.6 million that matured on February 1, 2013 (the "801 Market Street Mortgage Loan"). See the discussions of the BOA Windsor Mortgage Portfolio and 801 Market Street Mortgage Loan under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Commitments and Contingencies — Loan Maturities" and the risks identified in Part I, Item 1A of this Annual Report on Form 10-K. Including the BOA Windsor Mortgage Portfolio and the 801 Market Mortgage Loan, we have $444.3 million of debt maturing (including principal amortization payments) during the 12 months ending December 31, 2013.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of December 31, 2012 (in thousands):

2013	$	444,325
2014		90,226
2015		244,397
2016		137,620
2017		132,668
Thereafter		291,074
	$	1,340,310

Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of all of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 61% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Market Outlook – Real Estate and Real Estate Finance Markets

The following discussion is based on management's beliefs, observations and expectations with respect to the real estate and real estate finance markets.

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to the global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall health of consumers, businesses, and governments.

Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, Standard and Poor's ("S&P") downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to resolve with their fiscal obligations. At the end of 2012 the U.S. government barely escaped the self-imposed fiscal cliff by enacting legislation that temporarily postponed legislated spending cuts to many government programs, commonly referred to as "sequestration," until March 2013. European governments have had no success in resolving their own political and fiscal issues. These events continue to build in importance as government and political leaders have been unable to establish plans to correct the economic imbalances that are increasingly dominating and driving global economic performance. Uncertainty and volatility have crept back into the capital markets.

The role of the government-controlled central banks in the global capital markets continues to expand. Beginning in the fall of 2008, the U.S. government initiated a number of financial programs designed to provide financial institutions and the auto industry with the capital needed to survive the economic crisis. These programs included the Troubled Asset Relief Program ("TARP"), the Legacy Securities Public-Private Investment Program ("PPIP"), several rounds of what is known as "quantitative easing" ("QE: I, II and III"), and the maturity extension program known as "Operation Twist". Combined, these programs have provided unprecedented levels of capital to the financial markets and have pushed interest rates and the cost of debt to historical lows. Now, as the markets for hard assets have improved, concerns have shifted from deflation to inflation. Many economists have pointed to the very real possibility of new asset bubbles developing as an area of concern.

In the United States, the banking industry has been experiencing improved earnings. This is a positive, but the relatively low growth economic environment and the slow recovery in the residential mortgage segment of the industry, has caused investors to question whether financial institutions are adequately capitalized. The credit downgrade of the United States and the continued political infighting between the branches of the U.S. Federal government have increased these concerns. The U.S. Federal Reserve has taken a number of actions to ensure that banks have adequate access to the capital markets, but the slow recovery in the values of single family homes remains a material concern.

In Europe, the unresolved sovereign debt crisis continues. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global banking system is a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of risks. In response to the growing crisis some nations have experienced a significant increase in the cost of capital. In some cases the increase in the cost of debt has pushed nations to the brink of default.

From 2008 through 2011, the financial crisis and global economic downturn caused transaction volumes in the U.S. commercial real estate market to experience a sharp decline. While high-quality assets in primary (top-tier) markets experienced some transaction volume, most markets remained illiquid, with little or no buying or selling. Uncertainty in areas such as the cost of capital and the ability to hedge asset risks produced enough friction to bring transaction volumes down.

In 2012, however, the economic stimulus provided by the Federal Reserve programs and an increased demand for U.S.- based assets began to fuel the U.S. commercial real estate market recovery. Transaction volumes have rebounded and the re-emergence of the CMBS market and the availability of debt capital have spurred on the recovery. Commercial real estate transaction volumes have improved, as the United States has become a safe haven for global capital.

While these signs of improvement for commercial real estate are heartening, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have also been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue and, combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Impact on Our Real Estate Investments

These market conditions have had and will likely continue to have a significant impact on our real estate investments. In addition, these market conditions have impacted and may continue to impact our tenants' businesses, which makes it more difficult for them to meet their current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Increases in rental concessions given to retain tenants and maintain our occupancy level, which is vital to the continued success of our portfolio, has resulted in lower current cash flow. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments.

Impact on Our Real Estate-Related Investments

All of our real estate-related investments are either directly secured by commercial real estate (e.g., deeds of trust or mortgages) or secured by ownership interests in entities that directly or indirectly own and operate real estate (e.g., mezzanine loans). As a result, our real estate-related investments in general have been and likely will continue to be impacted by the same factors impacting our real estate investments. In particular, our investments in mezzanine loans and B-Notes have been impacted to a greater degree as current valuations for buildings directly or indirectly securing our investment positions have likely decreased from the date of our acquisition or origination of these investments. In such instances, the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the performance of collateral directly or indirectly securing our loan investments, and therefore have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

We have fixed rate real estate-related loan investments with a total book value (excluding asset-specific loan loss reserves) of $31.1 million. Assuming our real estate-related loans are fully extended under the terms of the respective loan agreements and excluding our loan investments with asset-specific loan loss reserves, we have a real estate-related loan investment with a book value of $6.9 million maturing within a year from December 31, 2012. As of December 31, 2012, we had recorded $2.2 million of reserves for loan losses related to the real estate-related investments that we currently hold in our portfolio.

Impact on Our Financing Activities

In light of the risks associated with declining operating cash flows from our real estate properties, including the properties directly or indirectly serving as the collateral for our debt obligations, and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes and credit facilities prior to or at maturity or we may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. Although we believe we will be permitted to extend the maturity dates of our current debt obligations, with the exception of the BOA Windsor Mortgage Portfolio and the 801 Market Street Mortgage Loan, we can give no assurance in this regard. The BOA Windsor Mortgage Portfolio, with an outstanding principal balance of $6.1 million, matured on October 31, 2012. The 801 Market Street Mortgage Loan, with an outstanding principal balance of $37.6 million, matured on February 1, 2013. See the discussions of the BOA Windsor Mortgage Portfolio and 801 Market Street Mortgage Loan under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Commitments and Contingencies — Loan Maturities" and the risks identified in Part I, Item 1A of this Annual Report on Form 10-K. Including the BOA Windsor Mortgage Portfolio and the 801 Market Mortgage Loan, we have $444.3 million of debt maturing (including principal amortization payments) during the 12 months ending December 31, 2013.

As of December 31, 2012, we had a total of $868.4 million of fixed rate notes payable and $471.9 million of variable rate notes payable. Of the $471.9 million of variable rate notes payable, $34.3 million are effectively fixed through interest rate swaps.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the management of our real estate and real estate-related investment portfolio; the disposition of real estate and real estate-related investments; and other general and administrative responsibilities. In the event that KBS Capital Advisors is unable to provide these services, we will be required to obtain such services from other sources. We are also dependent on the Property Manager, for asset management services including the operations, leasing and eventual dispositions of the GKK Properties.

Competitive Market Factors

The United States commercial real estate leasing markets remain competitive. We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders has been adversely affected.

We also face competition from many of the types of entities referenced above regarding the disposition of properties. These entities may possess properties in similar locations and/or of the same property types as ours and may be attempting to dispose of these properties at the same time we are attempting to dispose of some of our properties, providing potential purchasers with a larger number of properties from which to choose and potentially decreasing the sales price for such properties. Additionally, these entities may be willing to accept a lower return on their individual investments, which could further reduce the sales price of such properties. This competition could decrease the sales proceeds we receive for properties that we sell, assuming we are able to sell such properties, which could adversely affect our cash flows and the overall return for our stockholders.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which a property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Except for certain GKK Properties and other properties to which we took title to through foreclosure or deed-in-lieu of foreclosure, all of our direct real estate investments were subject to Phase I environmental assessments at the time they were acquired. Some of our properties are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

We own one property that is subject to activity use limitations ("AULs") whereby the government has placed limitations on redevelopment of the property for certain uses, particularly residential uses. AULs are typically imposed on a property that has environmental contamination in exchange for less stringent environmental clean-up standards. In view of the locations of the affected properties, the environmental characteristics of the contaminants and the characteristics of the neighborhoods, we do not believe that these AULs have a material impact on our portfolio valuation, but they could in individual cases result in a depression of the value of a property, should we resell the property for uses different from its existing uses. The property subject to AULs is ADP Plaza, located in Portland, Oregon.

Some of the properties in our portfolio, particularly the warehouse and light industrial properties, had or have underground storage tanks either for space heating of the buildings, fueling motor vehicles, or industrial processes. Many of the underground storage tanks at the premises have been replaced over time. Given changing standards regarding closure of underground storage tanks and associated contamination, many of the tanks may not have been closed in compliance with current standards. Some of these properties likely have some residual petroleum or chemical contamination. Properties exhibiting these risks include 129 Concord Road, Billerica, Massachusetts (Rivertech) and ADP Plaza, Portland, Oregon.

Under the Settlement Agreement, we indirectly took title to or, with respect to a limited number of the GKK Properties, indirectly took a leasehold interest in, the GKK Properties on an "as is" basis. As such, we were not able to inspect the GKK Properties or conduct standard due diligence on certain of the GKK Properties before the transfers. Additionally, we did not receive representations, warranties and indemnities relating to the GKK Properties from Gramercy and/or its affiliates. Thus, the value of the GKK Properties may decline if we subsequently discover environmental problems with the GKK Properties.

Industry Segments

Our segments are based on our method of internal reporting which classifies our operations by investment type: (i) real estate, (ii) real estate-related and (iii) commercial properties primarily leased to financial institutions transferred to us pursuant to the Settlement Agreement. For financial data by segment, see Note 14, "Segment Information" in the notes to our consolidated financial statements filed herewith.

Employees

We have no paid employees. The employees of our advisor and its affiliates provide management, disposition, advisory and certain administrative services to us.

Principal Executive Office

Our principal executive offices are located at 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Our telephone number, general facsimile number and web address are (949) 417-6500, (949) 417-6520 and *http://www.kbsreit.com*, respectively.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following Web site, *http://www.kbsreit.com*, through a link to the SEC's Web site, *http://www.sec.gov*. These filings are available promptly after we file them with, or furnish them to, the SEC.

10-K

ITEM 1A. RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists and because we have delayed the liquidation or the listing of our shares of common stock on a national securities exchange beyond 2012, our stockholders will not realize the cash value of their investment for an extended period.

There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from purchasing our shares. We have amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program document). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012, and further subject to the limitations described in the share redemption program plan document. On December 18, 2012, our board of directors approved the same annual dollar limitation of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors), and further subject to the limitations described in the share redemption program document. Based on historical redemption activity, we believe the $10.0 million redemption limitation for the calendar year 2013 will be sufficient for these special redemptions. During each calendar year, the annual dollar limitation for the share redemption program will be reviewed and adjusted from time to time. We currently do not expect to have funds available to resume ordinary redemptions in the future. Therefore, until further notice, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," stockholders will not be able to sell any of their shares back to us pursuant to our share redemption program. In addition, even if resumed, our share redemption program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. In its sole discretion, our board of directors may amend, suspend or terminate our share redemption program upon 30 days' notice. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a substantial discount to the price at which we sold the shares in our public offering. It is also likely that our shares would not be accepted as the primary collateral for a loan.

Our charter requires that we seek stockholder approval of our liquidation if our shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of our independent directors determines that liquidation is not then in the best interest of our stockholders. Pursuant to our charter requirement, in November 2012, the conflicts committee assessed our portfolio of investments and related debt financings, including the assets and liabilities transferred to us under the Settlement Agreement in satisfaction of certain debt obligations owed to us by wholly owned subsidiaries of Gramercy. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by us under the Settlement Agreement. Taking into consideration our portfolio and current market conditions, the conflicts committee unanimously determined that liquidation is not now in the best interests of our stockholders. Our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, the conflicts committee believes it is likely it may reach the same conclusion next year.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to service our existing indebtedness, our ability to refinance or secure additional debt financing on attractive terms and the values of our investments.

While there have been signs of improvement for commercial real estate, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

10-K

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Looking forward, it is uncertain whether mortgage delinquencies have peaked. Liquidity in the global credit market has been affected by market disruptions, and lending activity has only recently increased. We have relied on debt financing to finance our properties and real estate-related assets. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms or at all. If we are not able to refinance existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets.

Further disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity has only recently increased; however, it remains uncertain whether the capital markets can sustain these levels of transactions. Any disruptions to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

- the values of our investments in commercial properties could decrease below the amounts we paid for such investments;
- the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;
- revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to meet our debt service obligations on debt financing; and/or
- revenues on the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to meet our debt service obligations on debt financing.

All of these factors could reduce our stockholders' return and decrease the value of an investment in us.

Our stockholders should not assume that our performance will be similar to the performance of other real estate programs sponsored by affiliates of our advisor, which makes our future performance difficult to predict.

We are the first publicly offered investment program sponsored by the affiliates of our advisor, KBS Capital Advisors. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor. The private KBS-sponsored programs were not subject to the up-front commissions, fees and expenses associated with our initial public offering nor all of the laws and regulations that apply to us. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance and our stockholders should not assume that it will be similar to the prior performance of other KBS-sponsored programs. The differences between us and the private KBS-sponsored programs significantly increase the risk and uncertainty our stockholders face.

Because we depend upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on our stockholders' investment.

We depend on our advisor to manage our operations and our portfolio of real estate and real estate-related assets. Our advisor depends upon the fees and other compensation that it receives from us and the other public KBS-sponsored programs in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of KBS Capital Advisors or our relationship with KBS Capital Advisors could hinder its ability to successfully manage our operations and our portfolio of investments.

KBS Capital Advisors has limited experience operating, overseeing and selling bank branch properties, which could cause inefficiencies in the operation and sale of these properties, thereby reducing distributions to our stockholders.

Our advisor has limited experience operating, overseeing and selling bank branch properties, which properties make up the majority of the GKK Properties. As such, and while we believe we have retained appropriate asset management by hiring the Property Manager to manage and provide certain other services related to the GKK Properties, we may not be able to operate, lease and/or sell these GKK Properties efficiently and effectively, which could prevent us from improving the value of our overall portfolio. Additionally, some of these bank branches are located outside of our target markets and our advisor has limited experience in these markets. For these reasons, there may be inefficiencies in the operation and sale of these GKK Properties, which may prevent us from recognizing the full potential value of these GKK Properties and may reduce the overall return to our stockholders.

Because of the Property Manager's experience with managing the bank branch and bank-related properties that make up the majority of the GKK Properties, we depend upon the Property Manager to manage and conduct the operations of the GKK Properties and any adverse changes in or termination of our relationship with the Property Manager could hinder the performance of the GKK Properties and reduce the return on our stockholders' investment.

Prior to the transfers of the GKK Properties to us under the Settlement Agreement, GKK Stars and its affiliates indirectly owned and managed the GKK Properties and thus have developed experience and expertise in the management and operations of bank branch and bank-related properties. As of the effective date of the Settlement Agreement, GKK Stars agreed to provide standard asset management services relating to the GKK Properties. On March 30, 2012, we, through an indirect wholly owned subsidiary, entered into an Asset Management Services Agreement (the "Services Agreement") with the Property Manager, an affiliate of GKK Stars, with respect to the GKK Properties. Pursuant to the Services Agreement, the Property Manager agreed to provide, among other services: standard asset management services, assistance related to dispositions, accounting services and budgeting and business plans for the GKK Properties (collectively, the "Services"). On August 17, 2012, we entered into an amendment to our Services Agreement (the "Amended Services Agreement") with the Property Manager. The Amended Services Agreement will terminate on December 31, 2015. We may terminate the Amended Services Agreement on or after September 30, 2013 with an effective termination date of March 31 (except for calendar year 2013) or September 30 of any calendar year (including September 30, 2013), on ninety days written notice to the Property Manager, with the payment of a termination fee of up to $5.0 million and subject to certain other terms contained in the agreement; and on or after June 30, 2013, the Property Manager may terminate the Amended Services Agreement on ninety days written notice to us, without the payment of a termination fee and subject to certain other terms contained in the agreement.

We depend on the Property Manager to efficiently conduct the management and operations of the GKK Properties. If the current agreement relating to the Services is terminated, or a new management services agreement between KBS and the Property Manager or one of its affiliates is not consummated, we would be required to obtain such management services for the GKK Properties from other sources, which sources may not have the experience or capabilities of the Property Manager or its affiliates. Additionally, as our advisor has limited experience operating bank branch properties, should the Property Manager or an affiliate cease managing the GKK Properties, our ability to efficiently and effectively manage the GKK Properties would be affected, and as a result, the value of our stockholders' investment could decline.

To the extent distributions exceed current and accumulated earnings and profits, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

Our organizational documents permit us, to the extent permitted by Maryland law, to pay distributions from any source. We have paid distributions with proceeds from asset sales, financings, a loan from our advisor (which our advisor forgave without repayment), and our cash flows from operations. If we fund distributions from financings or sources other than cash flows from operations, the overall return to our stockholders may be reduced. On March 20, 2012, our board of directors approved the suspension of monthly distribution payments in order to manage our reduced cash flows from operations and to redirect available funds to reduce our debt. Our primary focus was and is the repayment of certain debt obligations. We expect to use available funds to repay certain debt obligations, manage debt maturities and fund cash flow needs. Reducing our debt will allow us to hold certain assets in our portfolio with a goal of improving their value and the returns to our stockholders. After repaying some of our debt obligations through the suspension of monthly distribution payments and the sale of certain assets, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. We will continue our existing strategy of selling assets when we believe the assets have reached the stage that disposition will assist in improving returns to our investors. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed a stockholder's adjusted basis in our stock, such distributions will not be taxable to a stockholder, but rather a stockholder's adjusted basis in our stock will be reduced; and, (ii) exceed a stockholder's adjusted basis in our stock, such distributions will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain.

We may not have sufficient liquidity to fund our future capital needs. If we are unable to repay indebtedness or to fund future contractual commitments or required capital expenditures on our real estate investments, lenders or tenants may take legal action against us, which could have a material adverse effect on us and our stockholders' return.

We cannot be certain that our business will generate sufficient cash flow from operations or from the sales of some of our real estate assets, that we will be able to raise funds in the capital markets or that future financing or refinancing will be available to us in an amount sufficient, if at all, to enable to us to fund our liquidity needs. If we are unable to repay indebtedness or to fund future contractual commitments or necessary capital expenditures on our real estate investments, our lenders or tenants may take legal action against us, which could have a material adverse effect on us and our stockholders' return.

Declining economic conditions have had and will likely continue to have a significant impact on our real estate and real estate-related investments. In addition, these conditions have impacted the businesses of our tenants as well as the tenants in buildings securing our real estate-related investments. As a result of a decline in cash flows and projected future declines, on March 20, 2012, our board of directors approved the suspension of monthly distribution payments in order to manage our reduced cash flows from operations and to redirect available funds to reduce our debt. Our primary focus was the repayment of our repurchase agreements, as amended and restated, related to our former investment in the GKK Mezzanine Loan (the "Amended Repurchase Agreements"). On August 17, 2012, we paid in full the entire principal balance outstanding under the Amended Repurchase Agreements with proceeds from a mezzanine loan, and on December 6, 2012, we paid in full the principal balance under that mezzanine loan with proceeds from asset sales. We expect to continue to use available funds to reduce and manage certain other debt obligations and fund cash flow needs. After repaying certain other debt obligations through the suspension of monthly distribution payments and the sale of certain assets, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources.

Possible future declines in rental rates, slower or potentially negative net absorption of leasable space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flows from our properties. As a result of these same factors, the borrowers under our real estate-related investments have experienced a reduction in cash flows that has made it difficult for them to pay us debt service in some instances. Additionally, these reduced and potentially decreasing cash flows have had a negative impact on the valuation of the collateral directly or indirectly securing our real estate-related investments and as a result the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they come due. Further, we depend on the cash flow from our real estate and real estate-related investments to meet the debt service obligations under our financing arrangements, and we will depend on the proceeds from the sale of real estate and proceeds from the repayment of our real estate-related investments in order to repay our outstanding debt obligations.

All of these factors could limit our liquidity and impact our ability to properly maintain or make improvements to our real estate investments. If we are unable to meet future funding commitments or fund required capital expenditures, our borrowers or tenants may take legal action against us. This, in turn, could result in reductions in the value of our investments and therefore a reduction in the value of an investment in us.

We may not generate sufficient operating cash flow on a quarterly basis to fund our operations, which would reduce the value of an investment in us.

As a result of general economic conditions over the last several years, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. Economic conditions have impacted our real estate investments, resulting in a decline in the occupancy of our portfolio, an important element to the continued growth of our portfolio, that has resulted in lower current cash flow. Tenant-specific issues, including bankruptcy and down-sizing, have placed downward pressure on our operating cash flow because these tenants have terminated their leases early, not renewed their leases or have not paid their contractual rent to us. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of increases in future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flow. In addition, we have experienced a decline in cash flow from our real estate-related investments. In particular, our investments in mezzanine and mortgage loans have been impacted as the operating performance and values of buildings directly or indirectly securing our investment positions have decreased from the date of our acquisition or origination of these investments. In such instances, some of the borrowers have not been able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. Asset sales in 2011 and 2012 have resulted in, and expected future asset sales will result in, further decreases in operating cash flow. In addition, current economic conditions have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

Due to these factors, we may not generate sufficient operating cash flow on a quarterly basis to cover our operations. Our projected cash flow from operations may not be sufficient to cover our capital expenditures, amortization payment requirements on our debt obligations and principal pay-down requirements for our debt obligations at maturity or to allow us to meet the conditions for extension of our loans, which may require us to sell assets in order to meet our capital requirements. If our cash flow from operations deteriorates, we will be more dependent on asset sales to fund our operations and for our liquidity needs. Moreover, we may be unable to meet financial and operating covenants in our debt obligations, and our lenders may take action against us, including commencing foreclosure actions. If we are unable to meet future funding commitments or fund required capital expenditures, our borrowers or tenants may take legal action against us. This, in turn, could result in reductions in the value of our investments and therefore a reduction in the value of an investment in us. These factors could also have a material adverse effect on us and our stockholders' return.

If we are unable to obtain funding for future capital needs, the value of our investments and our stockholders' return could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases we may agree to make improvements to their space as part of our negotiations. If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain funding from sources other than our cash flow from operations, such as borrowings, asset sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would reduce the value of our stockholders' investment.

The loss of or the inability to obtain key real estate and debt finance professionals at our advisor could delay or hinder implementation of our investment management and disposition strategies, which could decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Peter M. Bren, Keith D. Hall, Peter McMillan III, and Charles J. Schreiber, Jr., each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Bren, Hall, McMillan, or Schreiber. Messrs. Bren, Hall, McMillan, and Schreiber may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. Further, we have established strategic relationships with firms that have special expertise in certain services or detailed knowledge regarding real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for tenants in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled professionals or do not establish or maintain appropriate strategic relationships, our ability to implement our investment management and disposition strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the return to our stockholders.

Risks Related to Conflicts of Interest

KBS Capital Advisors and its affiliates, including all of our executive officers and some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us and with other KBS-sponsored programs, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, KBS Capital Markets Group LLC, our dealer manager, and other affiliated KBS entities. KBS Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor's advice to us as well as the judgment of affiliates of KBS Capital Advisors. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;
- public offerings of equity by us, which would entitle our dealer manager to dealer-manager fees and would likely entitle KBS Capital Advisors to increased acquisition and asset-management fees;
- sales of properties and other investments, which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;
- whether and when we seek to list our common stock on a national securities exchange, which listing (i) may make it more likely for us to become self-managed or internalize our management or (ii) could entitle our advisor to a subordinated incentive listing fee, and which could also adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade; and
- whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee.

The fees our advisor receives in connection with the management of our assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

KBS Capital Advisors faces conflicts of interest relating to the leasing of properties and such conflicts may not be resolved in our favor, meaning that we may obtain less creditworthy or desirable tenants, which could reduce our stockholders' overall investment return.

We and other KBS-sponsored programs and KBS-advised investors rely on the same group of key real estate professionals at our advisor, including Messrs. Bren, Hall, McMillan, Schreiber, to supervise the property management and leasing of properties. If the KBS team of real estate professionals directs creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when they could direct such tenants to our properties, our tenant base may have more inherent risk and our properties' occupancy may be lower than might otherwise be the case.

Our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals assembled by our advisor face competing demands on their time and this may cause our operations and our stockholders' investment to suffer.

We rely on our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals that our advisor retains, including Messrs. Bren, Hall, McMillan, Schreiber and David E. Snyder and Ms. Stacie K. Yamane, to provide services to us for the day-to-day operation of our business. KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT") and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate, debt finance, management and accounting professionals, as will future KBS-sponsored programs. Further, our officers and directors are also officers and/or directors of some or all of the other public KBS-sponsored programs. Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane are also executive officers of KBS REIT II and KBS REIT III. Messrs. Hall, McMillan and Snyder and Ms. Yamane are executive officers of KBS Strategic Opportunity REIT, and Messrs. Bren, McMillan and Snyder and Ms. Yamane are executive officers of KBS Legacy Partners Apartment REIT. In addition, Messrs. Bren and Schreiber and Ms. Yamane are executive officers of KBS Realty Advisors and its affiliates, the advisors of private KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As a result of their interests in other KBS programs, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities, on behalf of themselves and others, Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us, KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS REIT III, KBS Capital Advisors and other KBS-sponsored programs, as well as other business activities in which they are involved. In addition, our advisor and KBS Realty Advisors and their affiliates share many of the same key real estate, management and accounting professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another KBS-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other KBS-sponsored programs. If these events occur, the returns on our investments and the value of our stockholders' investment may decline.

All of our executive officers, some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in KBS Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and other KBS-affiliated entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through KBS Capital Advisors and KBS Realty Advisors these persons serve as the advisor to KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS REIT III and other KBS-sponsored programs. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and their investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our leasing opportunities. Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. Messrs. Bren, Hall, McMillan and Schreiber have agreed to restrictions with respect to sponsoring another multi-family REIT while the KBS Legacy Partners Apartment REIT offering is ongoing. If we do not successfully implement our business strategy, we may be unable to maintain or increase the value of our assets, which would reduce the returns to our stockholders.

Our board of directors' loyalties to KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and possibly to future KBS-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders' best interest or that result in a disproportionate benefit to another KBS-sponsored program at our expense.

All of our directors are also directors of KBS REIT II and KBS REIT III. One of our directors is also a director of KBS Strategic Opportunity REIT. The loyalties of our directors serving on the boards of KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, or possibly on the boards of future KBS-sponsored programs, may influence the judgment of our board of directors when considering issues for us that also may affect other KBS-sponsored programs, such as the following:

- We could enter into transactions with other KBS-sponsored programs, such as property sales or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, property sales to other KBS-sponsored programs might entitle our advisor or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or the conflicts committee regarding the terms of those transactions may be influenced by our board's or committee's loyalties to such other KBS-sponsored programs.
- A decision of our board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other KBS-sponsored programs.
- A decision of our board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other KBS-sponsored programs.
- A decision of our board or the conflicts committee regarding whether or when we seek to list our common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts of other KBS-sponsored programs, depending on the price at which our shares trade.

Because our independent directors are also independent directors of KBS REIT II and KBS REIT III, they receive compensation for service on the board of directors of KBS REIT II and KBS REIT III. Like us, KBS REIT II and KBS REIT III each pay each independent director an annual retainer of $40,000 as well as compensation for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each meeting attended), (iii) $2,000 for each teleconference board meeting attended, and (iv) $2,000 for each teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended). In addition, KBS REIT II and KBS REIT III reimburse directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership own our assets are majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies. Through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our Operating Partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3 (c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

We have not had funds available for ordinary redemptions under our share redemption program since the April 2009 redemption date, and we have amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence." We currently do not expect to have funds available to resume ordinary redemptions in the future.

We have not had funds available for ordinary redemptions since the April 2009 redemption date, and we have amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012, and further subject to the limitations described in the share redemption program plan document. On December 18, 2012, our board of directors approved the same annual dollar limitation of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors), and further subject to the limitations described in the share redemption program plan document. Based on historical redemption activity, we believe the $10.0 million redemption limitation for the calendar year 2013 will be sufficient for these special redemptions. During each calendar year, the annual dollar limitation for the share redemption program will be reviewed and adjusted from time to time. We currently do not expect to have funds available to resume ordinary redemptions in the future. Therefore, until further notice, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," stockholders will not be able to sell any of their shares back to us pursuant to our share redemption program. Even if resumed, our share redemption program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Our board may amend, suspend or terminate our share redemption program upon 30 days' notice.

Pursuant to our share redemption program, once we have established an estimated value per share of our common stock, the redemption price per share for eligible redemptions is equal to the estimated value per share. On December 18, 2012, our board of directors approved an estimated value per share of our common stock of $5.18 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. Therefore, effective commencing with the December 31, 2012 redemption date, the redemption price for all shares eligible for redemption is $5.18 per share. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information." The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and in response to fluctuations in the real estate and finance markets. We currently expect to update our estimated value per share in December 2013, at which time the redemption price per share would also change. If stockholders are able to sell their shares under the share redemption program, they may not recover the amount of their investment in us.

The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment.

On December 18, 2012, our board of directors approved an estimated value per share of our common stock of $5.18 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. We provided this estimated value per share to assist broker-dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority ("FINRA"). The estimated value per share was based upon the recommendation and valuation provided by our advisor.

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets or liabilities according to GAAP.

Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or
- the methodology used to estimate our value per share would or would not be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information."

We currently expect to engage our advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but we are not required to update the estimated value per share more frequently than every 18 months.

Our stockholders' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. Our board may elect to (i) sell additional shares in future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding obligation. To the extent we issue additional equity interests, our stockholders' percentage ownership interest in us will be diluted. In addition, depending upon the terms, the use of proceeds and pricing of any additional offerings and the value of our real estate investments, our stockholders may also experience dilution in the book value and fair value of their shares.

Payment of fees to KBS Capital Advisors and its affiliates increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates performed services for us in connection with the selection and acquisition or origination of our investments and continue to perform services for us in connection with the management, leasing and disposition of our properties and the management, structuring, administration and disposition of our other investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders' investment and reduces the amount of cash available for our stockholders' return.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our stockholders first receiving agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than stockholders paid for our shares. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Our stockholders may be more likely to sustain a loss on their investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsors have only invested $200,000 in us through the purchase of 20,000 shares of our common stock at $10 per share. Our sponsors will have little exposure to loss in the value of our shares. Without this exposure, our stockholders may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

General Risks Related to Investments in Real Estate

Economic, market and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

Our operating results and the performance of our properties are subject to the risks typically associated with real estate, any of which could decrease the value of our investments and could weaken our operating results, including:

- downturns in national, regional and local economic conditions;
- competition from other office and industrial buildings;
- adverse local conditions, such as oversupply or reduction in demand for office and industrial buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- changes in the supply of or the demand for similar or competing properties in an area;
- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
- changes in tax laws (including real property and personal tax laws), real estate, environmental and zoning laws;
- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- the potential for uninsured or underinsured property losses; and
- periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in our cash flows from operations and a decrease in the value of our investments, which would have an adverse effect on our operations and on the value of our stockholders' investment.

Since the acquisition of our real estate and real estate-related investments, downturns in national and regional and local economic conditions have impacted our properties' operating performance and the operating performance of properties securing our real estate-related investments, which will reduce the overall return to our stockholders.

As a result of general economic conditions over the last several years, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. Economic conditions have impacted our real estate investments, resulting in a decline in the occupancy of our portfolio, an important element to the continued growth of our portfolio, that has resulted in lower current cash flow. Tenant-specific issues, including bankruptcy and down-sizing, have placed downward pressure on our operating cash flow because these tenants have terminated their leases early, not renewed their leases or have not paid their contractual rent to us. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of increases in future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flow. In addition, we have experienced a decline in cash flow from our real estate-related investments. In particular, our investments in mezzanine and mortgage loans have been impacted as the operating performance and values of buildings directly or indirectly securing our investment positions have decreased from the date of our acquisition or origination of these investments. In such instances, some of the borrowers have not been able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

Because of the concentration of a significant portion of our assets in North Carolina, any adverse economic, real estate or business conditions in North Carolina could adversely affect our operating results and stockholders' return.

As of December 31, 2012, our real estate investments in North Carolina, excluding properties held for sale and held for non-sale disposition, represented 17% of the Company's total annualized base rent. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic developments in North Carolina's real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space or resulting from the local business climate, could adversely affect our operating results and our stockholders' return.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties and adversely affect our cash flows and our stockholders' overall return.

A property may incur vacancies either by the expiration and non-renewal of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues, which would adversely affect our cash flows. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our stockholders' investment. As of December 31, 2012, our portfolio (excluding properties that were held for sale and properties that were held for non-sale disposition), consisted of approximately 11.8 million rentable square feet, was 83% occupied and our bad debt reserve for our properties was approximately 3.7% of annualized base rent. Included among these properties are 54 properties containing 1.9 million rentable square feet that were less than 70% occupied. As of December 31, 2012, excluding real estate held for sale and real estate held for non-sale disposition, nine of our properties containing 0.4 million rentable square feet were 100% vacant.

During the past several years, there have been significant and widespread concerns about credit risk, both corporate and sovereign, and access to capital in the U.S. and global financial markets. Beginning in 2010, the U.S. commercial real estate industry experienced some improvement in fundamental credit statistics such as occupancy, rental rates and pricing. Continued improvement in these fundamentals remains contingent upon sustainable economic growth, which is by no means certain. Any setbacks or deterioration of these and other industry fundamentals may result in reduced revenue and lower resale value of properties, which may reduce our stockholders' return. In general, borrower defaults may rise, and occupancy and rental rate stabilization will vary by market and by property type.

We depend on tenants for our revenue generated by our real estate investments and, accordingly, our revenue and our stockholders' overall return is partially dependent upon the success and economic viability of our tenants and our ability to retain and attract tenants. Non-renewals, terminations or lease defaults could reduce our net income and reduce our stockholders' overall return.

The success of our real estate investments materially depends upon the financial stability of the tenants leasing the properties we own. The inability of a single major tenant or a significant number of smaller tenants to meet their rental obligations would lower our net income. A non-renewal after the expiration of a lease term, termination or default by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord of a property and may incur substantial costs in protecting our investment and re-letting the property. Tenants may have the right to terminate their leases upon the occurrence of certain customary events of default and, in other circumstances, may not renew their leases or, because of market conditions, may only be able to renew their leases on terms that are less favorable to us than the terms of their initial leases. When tenants exercise early termination rights, our cash flow and earnings will be adversely affected to the extent that we are unable to generate an equivalent amount of net rental income by leasing the vacated space to new third party tenants. Certain leases to tenants of the GKK Properties permit such tenants to terminate their leases, in whole or in part, prior to their stated lease expiration dates, frequently with little or no termination fee being paid to us.

Further, some of our properties may be outfitted to suit the particular needs of the tenants. We may have difficulty replacing the tenants of these properties if the outfitted space limits the types of businesses that could lease that space without major renovation. If a tenant does not renew, or terminates or defaults on a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss as described above. See also " — General Risks Related to Investments in Real Estate — Bank branches are specialty-use properties and therefore may be more difficult to lease or sell to non-banks."

The bankruptcy or insolvency of our tenants or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

Any bankruptcy filings by or relating to any of our tenants could bar us from collecting pre-bankruptcy debts from that tenant, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

Many tenants in the GKK Properties are banks that are not eligible to be debtors under the federal bankruptcy code, but would be subject to the liquidation and insolvency provisions of applicable banking laws and regulations. If the FDIC were appointed as receiver of a banking tenant because of that tenant's insolvency, we would become an unsecured creditor of the tenant and only be entitled to share with the other unsecured non-depositor creditors in the tenant's assets on an equal basis after payment to the depositors of their claims. The FDIC has broad powers to reject any contract (including a lease) of a failed depository institution that the FDIC deems burdensome if the FDIC determines that such rejection is necessary to promise the orderly administration of the institution's affairs. By federal statute, a landlord under a lease rejected by the FDIC is not entitled to claim any damages with respect to the disaffirmation, other than rent through the effective date of the disaffirmation. The amount paid on claims in respect of the lease would depend on, among other factors, the amount of assets of the insolvent tenant available for unsecured claims. We may recover substantially less than the full value of any unsecured claims, which could have a material adverse effect on our operating results and financial condition, as well as the returns to our stockholders.

The GKK Properties were transferred to us on an "as is" basis and, therefore, the value of the GKK Properties may decline if we subsequently discover problems with them.

Since, under the Settlement Agreement, the GKK Properties were transferred to us on an "as is" basis, we were not able to inspect or conduct standard due diligence on certain of the GKK Properties before their transfer to us. We did not receive representations, warranties and indemnities relating to the GKK Properties from Gramercy and/or its affiliates and, in certain cases, pursuant to the terms of the Settlement Agreement, certain of our indirect wholly-owned subsidiaries are required to indemnify Gramercy and/or its affiliates for certain matters, including environmental matters, in connection with the transfer of such GKK Properties. If we discover issues or problems related to the physical condition of a GKK Property, zoning, compliance with ordinances and regulations or other significant problems with a GKK Property, we will have no recourse against Gramercy and its affiliates and the value of the GKK Property may be less than our estimated value of the GKK Property. We may incur substantial costs in remediating or repairing a GKK Property or in ensuring its compliance with governmental regulations. If we choose to and are able to make such capital expenditures, they would reduce returns to our stockholders. In addition, we may be unable to rent these GKK Properties on terms favorable to us, or at all, which could also reduce the returns to our stockholders.

We were not able to conduct standard due diligence on or receive customary tenant estoppel certificates with respect to the GKK Properties transferred to us under the Settlement Agreement. Because we did not receive tenant estoppel certificates or other assurances from the tenants of the GKK Properties, we may be subject to unknown liabilities relating to our leases with those tenants. Thus, the value of the GKK Properties may decline if we subsequently become subject to such liabilities pursuant to the leases related to the GKK Properties.

Under the Settlement Agreement, we indirectly took title to or, with respect to a limited number of the GKK Properties, indirectly took a leasehold interest in, the GKK Properties on an "as is" basis. We were not able to conduct standard due diligence on the GKK Properties nor were we able to receive tenant estoppel certificates or other assurances from the tenants of the GKK Properties before the transfers. Additionally, we did not receive representations, warranties and indemnities relating to the GKK Properties from Gramercy and/or its affiliates. As part of our standard diligence for real estate property acquisitions, we generally require the seller of a property we acquire to have the tenants of the property make certain certifications relating to their leases in an estoppel certificate. The topics covered generally include: (i) whether the lease is in full force and effect and has not been assigned, modified, supplemented or amended; (ii) whether the seller has satisfied all of the conditions required to be performed by it under the lease; (iii) whether any required payments or reimbursements by the seller to the tenant as a result of any tenant improvements have been received by the tenant; (iv) whether there are any existing claims, defenses or offsets that the tenant has against the enforcement of the lease by the seller; (v) whether any rent or related payment obligation has been paid more than one month in advance; and (vi) whether any security has been deposited with the seller.

Because we did not receive estoppel certificates or other similar certifications from the tenants of the GKK Properties covering these and other issues, we may be subject to unknown liabilities relating to the tenants' leases. We could be subject to liability relating to, among other items, (i) payments owed by us, as landlord, to tenants under the leases, (ii) uncured defaults in the performance of landlord's obligations under the tenants' leases including, without limitation, maintenance on a property that has not been performed and should have been performed under the terms of the leases, (iii) rights of a tenant to extend its lease term, acquire additional space, or exercise rights of first refusal or other purchase options relating to certain GKK Properties that were agreed upon by and between Gramercy and/or its affiliates and a tenant, which may be evidenced by an agreement that we did not receive, and (iv) certain other causes of action by a tenant against us. Defending against or settling such liabilities, should they arise, could be costly and have an adverse effect on our stockholders' investment.

Bank branches are specialty-use properties and therefore may be more difficult to lease or sell to non-banks.

Some of the GKK Properties are vacant and some of the bank branch tenants in these GKK Properties may not renew their leases or may terminate them before their expiration. Bank branches are specialty-use properties that are outfitted with vaults, teller counters and other customary installations and equipment specific to bank branches that require significant capital expenditures. Our revenue from and the value of these bank branches may be affected by a number of factors, including:

- demand from financial institutions to lease or purchase properties that are configured to operate as bank branches;
- the requirements by non-banking institutions for us to make significant capital expenditures to modify these specialty-use GKK Properties to suit their needs before these institutions will lease or purchase such GKK Properties;
- a downturn in the banking industry generally and, in particular, among smaller community banks;
- tenants exercising shedding rights;
- bank branches with unfavorable lease terms; and
- mergers among financial institutions resulting in the consolidation of properties and a reduction in the number of bank branches or other facilities needed by such institutions.

Further, if financial institutions do not increase the number of bank branches they operate, do not find the locations of our bank branches desirable, do not renew or extend their leases of our bank branches, or if they elect to make capital expenditures to materially modify other, non-bank branch properties rather than pay higher lease or acquisition prices for those of our GKK Properties that already are configured as bank branches, then our operating results and financial condition, as well as the returns to our stockholders, may suffer. Additionally, the sale or lease of these GKK Properties to entities other than financial institutions may be difficult due to the added cost and time of refitting the GKK Properties, which we do not expect to undertake.

Certain of the GKK Properties, including some bank branches, are located in unattractive locations and are properties that we otherwise would not have elected to add to our portfolio, which could have an adverse effect on our operating results and financial condition, as well as the returns to our stockholders.

Certain of the GKK Properties are surplus bank branches that certain financial institutions owned before they were sold to Gramercy or were subsequently vacated by the financial institution. Were we not required to accept these properties as part of the Settlement Agreement, we otherwise likely would not have elected to add these GKK Properties to our portfolio. The characteristics of these bank branches, including the following, may make it difficult for us to lease or sell these GKK Properties and could have an adverse effect on our operating results and financial condition, as well as the returns to our stockholders. Some of these bank branches:

- are in locations that overlap with other bank branches of the same financial institution, accumulated in connection with mergers and acquisitions with other financial institutions;
- have low deposit levels as compared to other bank branches of the same financial institution;
- are vacant; or
- are located in unattractive areas.

The terms of the Settlement Agreement required us to take ownership of certain leasehold interests in various GKK Properties under which the amount of rent we pay to the property owner may exceed the rental income we receive from tenants.

Under the Settlement Agreement, we were required to assume leasehold interests that we otherwise likely would not have elected to assume. Such leasehold interests relate to properties we do not own, but under which we lease space from the property owner and then sub-lease this space to various tenants. In certain cases the rent that we are required to pay to the owner of the property exceeds the rental income that we receive from the various tenants. Such negative cash flow may continue throughout the life of the lease and may also have an adverse effect on our operating results and financial condition, as well as the returns to our stockholders.

Our inability to sell a property at the time and on the terms we want could limit the returns to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and could reduce the value of our stockholders' investment.

As a result of the transfers of the GKK Properties, a significant portion of our properties are leased to financial institutions, making us more economically vulnerable in the event of a downturn in the banking industry.

Because of the transfers of the GKK Properties, a significant portion of our revenue is derived from leases to financial institutions and as such, our portfolio has become less diversified. As of December 31, 2012, 46% of our annualized base rent was generated by leases to financial institutions. Individual banks, as well as the banking industry in general, may be adversely affected by negative economic and market conditions throughout the United States or in the local economies in which regional or community banks operate, including negative conditions caused by the recent disruptions in the financial markets. Acquisitions of regional or community banks by larger financial institutions could lead to the closure of some of the bank branches formerly occupied by these regional or community banks. In addition, changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, may have an adverse impact on banks' loan portfolios and allowances for loan losses. As a result, we may experience higher rates of lease default or terminations in the event of a downturn in the banking industry than we would if our tenant base were more diversified.

Because of the transfers of the GKK Properties, certain tenants represent a significant portion of the revenue generated by our real estate portfolio and failure of these tenants to perform their obligations to us or to renew their leases upon expiration may adversely affect our cash flow and the returns to our stockholders.

Because of the transfers of the GKK Properties, as of December 31, 2012, Bank of America, N.A. represented approximately 20.2% of our real estate portfolio's base rental income and occupied approximately 34.3% of our total rentable square feet. The default, financial distress or insolvency of Bank of America, N.A., or the failure of this party to renew its leases with us upon expiration, could cause interruptions in the receipt of lease revenue from this tenant and the properties that it occupies and/or result in vacancies, which would reduce our revenue and increase operating costs until the affected properties are leased, and could decrease the ultimate value of the affected properties upon sale. We may be unable to lease the vacant properties at a comparable lease rate or at all, which could affect our operating results and financial condition as well as the returns to our stockholders. See Note 3, "Real Estate Held for Investment — Operating Leases" in the notes to our consolidated financial statements filed herewith.

Should GKK Stars or any of its affiliates declare bankruptcy or otherwise become the subject of an involuntary bankruptcy proceeding, our ability to indirectly retain title to or, with respect to a limited number of GKK Properties, indirectly retain a leasehold interest in, the GKK Properties would be threatened.

Any voluntary or involuntary bankruptcy filing by GKK Stars or any of its affiliates could have an adverse effect on our ability to indirectly retain title to or, with respect to a limited number of GKK Properties, indirectly retain a leasehold interest in, the GKK Properties, including the following:

- Any transfers to us of equity interests in the entities owning the GKK Properties made within two years prior to a bankruptcy filing potentially could be voided by a bankruptcy court as fraudulent transfers. If any such transfers are voided, it is possible that our liens on the GKK Properties subject to those transfers may not reattach with their existing priority.
- A bankruptcy court could reject the Settlement Agreement, which could release GKK Stars from having to satisfy any of its remaining obligations under the Settlement Agreement.
- The automatic stay imposed in certain bankruptcy actions would limit our, among other parties to the Settlement Agreement, ability to enforce the terms of the Settlement Agreement against parties with respect to whom there has been a bankruptcy filing, including preventing the exercise of remedies under the Settlement Agreement without prior bankruptcy court approval following notice and a hearing.

If we sell a property and provide some of the financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the returns to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties and provide some of the financing to the purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce the returns to our stockholders. Even in the absence of a purchaser default, the use of the proceeds of the sale to reduce our debt, or the possible distribution of excess proceeds of the sale to our stockholders would be delayed until the promissory note or other property we may accept upon a sale is actually paid, sold, refinanced or otherwise disposed.

Costs imposed pursuant to laws and governmental regulations may reduce our net income and the overall return to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Our tenants' operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce the value of our stockholders' investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury or other damage claims could reduce the value of our stockholders' investment.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Except for GKK Properties and other properties to which we took title to through foreclosure or deed-in-lieu of foreclosure, all of our direct real estate investments were subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties.

We own one property that is subject to activity use limitations ("AULs") whereby the government has placed limitations on redevelopment of the property for certain uses, particularly residential uses. AULs are typically imposed on a property that has environmental contamination in exchange for less stringent environmental clean-up standards. In view of the location of the affected property, the environmental characteristics of the contaminants and the characteristics of the neighborhood, we do not believe that these AULs have a material impact on our portfolio valuation, but they could result in a depression of the value of the property, should we resell the property for uses different from its existing uses. The property subject to AULs is ADP Plaza, located in Portland, Oregon.

Some of the properties in our portfolio, particularly the warehouse and light industrial properties, had or have underground storage tanks either for space heating of the buildings, fueling motor vehicles, or industrial processes. Many of the underground storage tanks at the premises have been replaced over time. Given changing standards regarding closure of underground storage tanks and associated contamination, many of the tanks may not have been closed in compliance with current standards. Some of these properties likely have some residual petroleum or chemical contamination. Properties exhibiting these risks include 129 Concord Road, Billerica, Massachusetts (Rivertech) and ADP Plaza, Portland, Oregon.

Costs associated with complying with the Americans with Disabilities Act may decrease the returns to our stockholders.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the returns to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition to providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have extremely limited sources of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower returns to stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Many of our investments are in major metropolitan areas. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. The costs of obtaining terrorism insurance and any uninsured losses we may suffer as a result of terrorist attacks could reduce the returns on our investments and the returns to our stockholders.

Risks Related to Real Estate-Related Investments

Our real estate-related investments are subject to the risks typically associated with real estate.

Our investments in mortgage and mezzanine loans and B-Notes are directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our taking ownership of the property. The values of the properties ultimately securing our loans may change after we acquire or originate those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in real estate securities are similarly affected by real estate property values. Therefore, our real estate-related investments are subject to the risks typically associated with real estate, which are described above under the heading "— General Risks Related to Investments in Real Estate."

Our investments in mortgage and mezzanine loans and B-Notes are subject to interest rate fluctuations that affect our returns as compared to market interest rates; accordingly, the value of our stockholders' investment in us is subject to fluctuations in interest rates.

With respect to our fixed rate, long-term loans, if interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we will no longer receive the revenue generated by those loans and may not be able to make new loans at the higher interest rate. For these reasons, our returns on these loans and the value of our stockholders' investment in us are subject to fluctuations in interest rates.

Our mortgage and mezzanine loan and B-Note investments are subject to delinquency, foreclosure and loss, which could result in losses to us.

Our real estate-related investments generally are secured by commercial real estate and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, occupancy rates, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal and accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure of a property securing a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on our investment. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loan investments, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the borrower raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Our investments in mezzanine loans involve greater risks of loss than senior loans secured by the same properties.

Our investments in mezzanine loans take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning (directly or indirectly) the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Our investments in B-Notes may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks including, for example, the rights of holders of B-Notes to control the process following a borrower default may be limited.

Our investments in subordinated loans may be subject to losses.

We have invested in subordinated loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

Risks of cost overruns and non-completion of the renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks and the possibility that the rehabilitation and subsequent leasing of the property may not be completed on schedule. If such renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment and we may not recover some or all of our investment.

A portion of our investments in loans may be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

The mezzanine loans we own are particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

We depend on debtors for the revenue generated by our real estate-related investments and, accordingly, such revenue and the returns to our stockholders are partially dependent upon the success and economic viability of such debtors.

The success of our real estate-related investments materially depends on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the returns to our stockholders and the value of our stockholders' investment.

Prepayments can adversely affect the yields on our debt investments.

The yields on our debt investments may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If such prepayments occur, the yield on our portfolio may decline. In addition, if our debt assets do not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain debt investments.

Our investments in equity securities of other issuers are subject to various risks, including those related to the particular issuer of the securities. Additionally, we may be unable to sell these securities at the time that we believe will provide the most value to us and to our stockholders.

Our investments in publicly-traded equity securities of other issuers will involve risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments discussed in this Annual Report on Form 10-K. Furthermore, equity securities are subject to other risks, including the fact that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in equity securities are subject to risks of, among others, (i) substantial market price volatility, (ii) subordination to the senior claims of banks and other lenders to the issuer, (iii) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (iv) the possibility that earnings of the issuer may be insufficient to meet its distribution obligations, and (v) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of our equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to us.

Additionally, certain shares of stock in Gramercy that we received in connection with the BBD1 Disposition (as defined in Part IV, Item 15, Note 7, "Real Estate Held for Sale and Discontinued Operations — Significant Transactions — BBD1 Disposition") are subject to certain restrictions on their conversion to common stock of Gramercy and to lockout periods, pursuant to which we agreed not to sell these shares for certain periods of time after the closing of the BBD1 Disposition. As a result, we may not be able to sell certain of these shares at the time that we believe would be most beneficial to us and to our stockholders. For more information relating to the BBD1 Disposition, the conversion restrictions and the lockup periods, see Part IV, Item 15, Note 7, "Real Estate Held for Sale and Discontinued Operations — Significant Transactions — BBD1 Disposition."

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect our stockholders' returns.

We have entered and in the future may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of investments we hold at the relevant time and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that we may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect the returns to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, certain swap transactions will be required to be submitted for clearing by a derivatives clearing organization, unless certain exemptions apply. The rulemaking implementing the clearing requirement is still in process, however, and the implementation of the clearing requirement may affect, among other things, our exposure to our swap counterparties, the margin or collateral required to be posted in connection with our swap transactions and the costs of entering into such transactions.

We assume the credit risk of our counterparties with respect to derivative transactions.

We enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our variable rate notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty's obligation to make a termination payment. If a counterparty is the subject of a bankruptcy case, we will be an unsecured creditor in such case unless the counterparty has pledged sufficient collateral to us to satisfy the counterparty's obligations to us.

We assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all of the collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. Pursuant to the regulatory framework established by Title VII of the Dodd-Frank Act, the Commodity Futures Trading Commission, or the CFTC, has been granted broad regulatory authority over "swaps," which term has been defined in the Dodd-Frank Act and related CFTC rules to include interest rate derivatives such as the ones we may use in our interest rate hedging activities. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on less favorable terms than prior to effectiveness of the Dodd-Frank Act. For example, subject to an exception for end-users of swaps upon which we may seek to rely, under certain rules promulgated under the Dodd-Frank Act, beginning in 2013, we may be required for the first time to clear our interest rate hedging transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders' return.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, the returns to our stockholders.

A portion of our assets may be classified for accounting purposes as "available-for-sale." These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders' equity without impacting net income on our income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security below its amortized value is other-than-temporary, we will recognize a loss on that security on our income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, the returns to our stockholders.

Further, credit facility providers have required and in the future may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for our investments that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments are in the form of securities that are recorded at fair value but that have limited liquidity, are not publicly traded or are subject to conversion restrictions or lockup periods. The fair value of securities and other investments that have limited liquidity, are not publicly traded or are subject to conversion restrictions or lockup periods may not be readily determinable. We estimate the fair value of any such investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed or they were not subject to conversion restrictions or lockup agreements. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Our asset-specific loan loss reserve may not be sufficient to cover losses on loans we consider to be impaired.

Our asset-specific loan loss reserve relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement or other documents relating to the loan. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) in partial satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in partial satisfaction of an impaired loan are lower than the carrying value of that loan. Our portfolio-based loan loss reserve is a reserve against all of the loans in our portfolio that are not specifically reserved. It is based on estimated probabilities of both term and maturity default and estimated loss severities for the portfolio. Our provision for loan losses of $2.2 million, all of which related to asset-specific loan loss reserves as of December 31, 2012, may not be sufficient to cover losses on these loans.

Risks Associated with Debt Financing

We incur and assume mortgage indebtedness, lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We obtain lines of credit and obtain or assume long-term financing that may be secured by our properties and other assets. We have acquired many of our real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt, or by taking title to properties that already had been pledged as security for debt we assumed in connection with taking title to such properties. In addition, we may be forced to try to borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms or at all.

Mortgage debt or the assumption of mortgage debt as part of taking title to a property increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders' investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We have given and may give full or partial guarantees to lenders of mortgage or other debt on behalf of the entities that own our properties. When we give a guarantee on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of all or a part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

We may also obtain recourse debt to meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose on our assets. If a lender successfully forecloses on any of our assets, our stockholders could lose all or part of their investment.

High mortgage rates or changes in underwriting standards may make it difficult for us to refinance properties, which could reduce our cash flows from operations and reduce the returns to our stockholders.

If mortgage debt is unavailable at reasonable rates, we run the risk of being unable to refinance part or all of our assets subject to such mortgage debt when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money, reducing our stockholders' overall returns.

Lenders have required and may continue to require us to enter into restrictive covenants relating to our operations, which could reduce the returns to our stockholders.

When providing financing, lenders have imposed, and in connection with future financings, may impose, restrictions on us that may reduce the returns to our stockholders and may affect our operating policies and our ability to incur additional debt. Loan agreements into which we enter may contain covenants that limit our ability to further mortgage a property or otherwise incur additional debt, or that prohibit us from discontinuing insurance coverage or replacing KBS Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Non-compliance with the financial covenants included in the documents evidencing our outstanding debt obligations may result in the lender imposing additional restrictions on our operations or constitute an event of default under such documents. Such events would harm our financial condition, results of operations and the return on our stockholders' investment in us.

The documents evidencing our outstanding debt obligations typically include restrictive financial covenants, including that specified loan-to-value and debt service coverage ratios be maintained with respect to our financed properties before we can exercise certain rights under the documents relating to such properties. A breach of the financial covenants in these documents may result in the lender imposing additional restrictions on our operations, such as our ability to incur additional debt, or may allow the lender to impose cash traps with respect to cash flow from the property securing the loan. In addition, such a breach may constitute an event of default and the lender could require us to repay the debt immediately. If we fail to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

As of December 31, 2012, we and/or our subsidiaries that are the borrowers under our loan and security documents were in compliance with the financial covenants in such documents included in our consolidated financial statements, except that, as of December 31, 2012, the borrowers under two mortgage loans that we assumed pursuant to the Settlement Agreement, the BBD2 Loan and the Jenkins Loan, were out of debt service coverage compliance. The "BBD2 Loan" had an outstanding principal balance of $201.9 million and the "Jenkins Loan" had an outstanding principal balance of $13.4 million as of December 31, 2012. Such non-compliance does not constitute an event of default under the applicable loan and security documents of either loan. However, as a result of such non-compliance, under the BBD2 Loan, the lender has imposed a "cash trap" to restrict distributions to us to the budgeted property operating expenses and requires lender consent regarding the release of properties securing the loan, and under the Jenkins Loan, the lender has also imposed a "cash trap" and has the right to replace the property manager of the property. With respect to the BBD2 Loan, we are currently reviewing the mechanics of the debt service coverage requirements with the lender to determine whether we are out of compliance with the debt service coverage requirements of the BBD2 Loan; the lender has preliminarily indicated that we may be in compliance. These events may have a material adverse affect on our financial condition, results of operations and the return on our stockholders' investment in us.

Certain of the mortgage loans that we assumed in connection with the transfers of the GKK Properties impose "cash traps", which could adversely affect our financial condition and operating results.

Certain mortgage loans that we assumed in connection with the transfers of the GKK Properties impose "cash traps" as a condition of the transfer of the loan or when the financial performance of the GKK Properties securing such loans fails to meet certain financial metrics. If enforced, these "cash traps" could adversely affect our financial condition and operating results. If the provisions relating to "cash traps" in these mortgage loan documents are triggered, we may be required to fund excess cash flow into reserve accounts with our mortgage lenders until compliance with the required metrics is achieved. In such event, our liquidity will be negatively impacted, which could have an adverse effect on our results of operations and financial condition. As of December 31, 2012, two of the lenders under the loans we assumed (the BBD2 Loan and the Jenkins Loan) imposed a "cash trap" on the properties securing these loans.

Because of the long-term maturities, prepayment and defeasance penalties and fees and other restrictions of certain of our outstanding debt obligations secured by some of our real estate properties, including the GKK Properties, we may not be able to sell these real estate properties at the times and upon the terms that would maximize the proceeds generated by such sales to us, which could reduce our stockholders' overall return.

As a result of the terms and conditions and, most significantly, the prepayment and defeasance penalties and fees, relating to certain of our debt obligations secured by our real estate properties, including some of the GKK Properties, we may be unable to sell such properties at the time or upon the terms we would prefer. Were we to sell any of these properties, the prepayment and defeasance penalties and fees could result in a significant reduction in net proceeds to us from the sale of the property. Thus, we may be forced to extend our hold period for these properties longer than we otherwise would in order to sell them after the expiration of these penalties and fees. Our inability to sell properties at the time and on the terms we want could reduce the value of our stockholders' investment.

Increases in interest rates would increase the amount of our debt payments and reduce the returns to our stockholders.

We have incurred variable rate debt and expect that we will incur additional debt in the future. Increases in interest rates will increase the cost of that debt, which could reduce our cash flows from operations and the returns to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could decrease the value of our stockholders' investment.

Our policies do not limit us from incurring debt until our total liabilities would exceed 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets (although restrictive covenants contained in certain loan documents related to debt we have incurred may not allow us to borrow up to this amount), and we may exceed this limit with the approval of the conflicts committee of our board of directors. As of December 31, 2012, our total liabilities were approximately 61% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for distribution to stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elected to reinvest in our common stock.

If our stockholders participated in our dividend reinvestment plan (which was terminated effective April 10, 2012), they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares were purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate. We elected foreclosure property status for the GKK Properties but do not believe such GKK Properties will be disposed of in a manner that results in this tax.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders' investment.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level even though the sales might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

For taxable years beginning after December 31, 2012, the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. While this tax treatment does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We made investments in loans secured by interests in pass-through entities in a manner than complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. See "—Risks Related to Our Corporate Structure — The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment." We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

Real Estate Investments

As of December 31, 2012, our real estate portfolio consisted of 430 properties encompassing 11.8 million rentable square feet, excluding six properties that were held for non-sale disposition and 108 properties that were held for sale. The properties are located in 31 states and include office, industrial and bank branch properties. As of December 31, 2012, our portfolio was 83% occupied and the average annualized base rent per square foot of our real estate portfolio was $14.65 per square foot. The weighted-average remaining lease term of our real estate portfolio was 5.8 years as of December 31, 2012. For a discussion of our real estate portfolio, see Part I, Item 1, "Business" of this Annual Report on Form 10-K.

Portfolio Lease Expirations

The following table reflects lease expirations of our properties, but excluding six properties that were held for non-sale disposition and 108 properties that were held for sale, as of December 31, 2012:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) [1]	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Leased Rentable Square Feet Expiring
Month-to-Month	36	$ 3,526	2%	247,777	2%
2013	89	9,159	6%	440,810	4%
2014	68	14,785	10%	690,458	7%
2015	70	11,976	8%	647,501	7%
2016	77	14,061	10%	1,032,629	10%
2017	83	15,841	11%	846,286	9%
2018	44	4,988	4%	285,997	3%
2019	162	29,233	20%	3,633,307	37%
2020	22	4,529	3%	145,016	1%
2021	17	9,443	7%	544,684	6%
2022	12	8,419	6%	363,711	4%
Thereafter [2]	145	18,259	13%	968,843	10%
Total	825	$ 144,219	100%	9,847,019	100%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

[2] Represents leases expiring at various dates from 2023 through 2027.

We have assumed several leases related to the GKK Properties which contain shedding right provisions. As of December 31, 2012, these shedding rights totaled approximately 0.5 million square feet and can be exercised at various dates during 2013-2017. We have already been notified that 0.1 million square feet will be shed in 2013 pursuant to these provisions, and this amount is not included in the table above.

Concentration of Credit Risks

As of December 31, 2012, our highest tenant industry concentration (greater than 10% of annualized base rent), excluding properties held for non-sale disposition and properties held for sale, was as follows:

Industry	Number of Tenants	Annualized Base Rent [1] (in thousands)	Percentage of Annualized Base Rent
Finance	86	$ 66,443	46.1%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

As of December 31, 2012, no other tenant industries accounted for more than 10% of our annualized base rent.

As of December 31, 2012, we had a concentration of credit risk related to leases, with the following tenant that represented more than 10% of our annualized base rent (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that are held for sale):

					Annualized Base Rent Statistics			
Tenant	**Property**	**Tenant Industry**	**Rentable Square Feet**	**% of Portfolio Rentable Sq. Ft. Leased [1]**	**Annualized Base Rent [2] (in thousands)**	**% of Portfolio Annualized Base Rent [1]**	**Annualized Base Rent per Square Foot**	**Lease Expirations**
Bank of America, N.A.	Various	Finance	3,377,196	34.3%	$ 29,200	20.2%	$ 8.65	[3]

[1] Excludes properties held for non-sale disposition and properties held for sale.

[2] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

[3] As of December 31, 2012, lease expiration dates ranged from 2013 to 2026 with a weighted-average remaining term of 7.3 years. Additionally, as of December 31, 2012, some of Bank of America's leases contained shedding rights provisions. These shedding rights totaled approximately 0.4 million square feet and can be exercised at various dates from 2013 to 2016. We have already been notified that 0.1 million square feet will be shed during 2013, pursuant to these provisions.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition. Nor are we aware of any such legal proceedings contemplated by government authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 8, 2013, we had approximately 190.9 million shares of common stock outstanding held by a total of approximately 42,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., which serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

We are providing this estimated value per share to assist broker dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340 as required by FINRA. For this purpose, we estimated the value of the shares of our common stock as $5.18 per share as of September 30, 2012. This estimated value per share is based on our board of directors' approval on December 18, 2012 of an estimated value per share of our common stock of $5.18 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2012.

The estimated value per share was based upon the recommendation and valuation of our advisor, based on valuations performed either by our advisor or, with respect to certain real estate properties described further below, valuations performed by Duff & Phelps, LLC ("Duff & Phelps") and based on the methodologies and assumptions also described further below. With regard to the valuation of certain of its historical real estate properties, we engaged Duff & Phelps, a third-party real estate valuation firm, to review the assumptions and methodologies applied by our advisor in accordance with a set of limited procedures. In addition, we engaged Duff & Phelps to perform real estate valuations of the majority of the GKK Properties not then under contract to sell. The GKK Properties not valued by Duff & Phelps consisted of properties then under contract to sell or properties sold between September 30, 2012 and December 18, 2012 and 62 GKK Properties (those with minimal equity) valued by our advisor and subject to the Duff & Phelps review procedures noted in the following sentence. Duff & Phelps reviewed our advisor's real estate valuations for both the historical real estate properties and the 62 GKK Properties not valued by Duff & Phelps and concluded, based on a set of limited procedures, that the methodologies and significant assumptions, including capitalization rates, discount rates and estimated cash flows, as well as the value of our real estate on a property by property and portfolio basis, were reasonable. Duff & Phelps also prepared a valuation report, including key inputs and assumptions, for the GKK Properties valued by Duff & Phelps and provided this report to our board of directors. Our board of directors reviewed and considered our advisor's final valuation report and the reports from Duff & Phelps, as well as other factors, in making its determination of our estimated value per share. Nothing in the Duff & Phelps reports caused the board of directors to question the reasonableness of the valuation of our real estate included in our estimated value per share. After considering all information provided in light of the board of directors' extensive knowledge of our assets, the board of directors unanimously agreed upon the estimated value per share of $5.18, which determination is ultimately and solely the responsibility of the board of directors.

The table below sets forth the calculation of our estimated value per share as of December 18, 2012 as well as the calculation of our prior estimated value per share as of March 22, 2012:

	December 18, 2012 Estimated Value per Share	March 22, 2012 Estimated Value per Share	Change in Estimated Value per Share
Real estate properties - historical [1]	$ 4.51	$ 5.14	$ (0.63)
Real estate held for sale [1]	—	0.64	(0.64)
Real estate - GKK Properties (including properties held for sale) [1]	8.92	9.47	(0.55)
Foreclosed real estate held for sale	0.14	0.15	(0.01)
Real estate loans receivable [1]	0.13	0.22	(0.09)
Real estate securities [1]	—	0.24	(0.24)
Pledged government securities	0.46	0.48	(0.02)
Investments in joint ventures	0.13	0.16	(0.03)
Cash and restricted cash	1.17	0.93	0.24
Other assets	0.17	0.22	(0.05)
Mortgage debt and repurchase agreements [2]	(9.92)	(11.84)	1.92
Other liabilities	(0.53)	(0.65)	0.12
Estimated value per share	$ 5.18	$ 5.16	$ 0.02
Estimated enterprise value premium	None assumed	None assumed	None assumed
Total estimated value per share	$ 5.18	$ 5.16	$ 0.02

[1] The decrease in value was primarily due to asset sales.

[2] The decrease in mortgage debt and repurchase agreements was primarily due to the repayment of principal related to asset sales and ongoing principal amortization payments. The decrease was partially offset by an increase in the mortgage debt fair value as discussed in note (3) of the table below.

The increase in our estimated value per share from the previous estimate was primarily due to the items noted below, which reflect the major contributors to the increase in the estimated value per share from $5.16 to $5.18. The changes are not equal to the change in values of each asset and liability group presented above due to asset sales, loan paydowns, refinancings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated value per share. The increase in our estimated value per share was due to the following:

	Change in Estimated Value (in thousands)	Change in Estimated Value per Share
Real estate investments (including historical and GKK Properties)	$ 18,993	$ 0.10 [1]
Undistributed operating cash flows	40,305	0.21 [2]
Mortgage debt	(33,209)	(0.17) [3]
Loss on settlement of debt	(9,465)	(0.05) [4]
Other changes, net	(9,875)	(0.07) [5]
	$ 6,749	$ 0.02

[1] Includes two historical real estate properties and 337 GKK Properties that were then under contract to sell or were sold (including properties disposed of other than by sale) between September 30, 2012 and December 18, 2012. The estimated values for the properties sold or under contract to sell were based on contractual sales price less actual or estimated closing costs. The estimated values for properties disposed of other than by sale were based on the face value of the notes payable plus any consideration received from the lender. See notes (3) and (4) below for more information related to properties disposed of other than by sale.

[2] Amount includes operating cash flows from the BBD1 Properties (consisting of 115 properties), which were sold on December 6, 2012. The BBD1 Properties generated $18.3 million of operating cash flows during the nine months ended September 30, 2012.

[3] The majority of the change related to the Goldman Mortgage Loan (defined below). Previously, the Goldman Mortgage Loan was valued based on a discounted cash flow analysis and the value represented the estimated price that a third-party market participant would have paid for the note based on the expected cash flows and an estimated market discount rate. At September 30, 2012, we determined the estimated value of the Goldman Mortgage Loan was equal to face value because the loan had matured and we believed that the face value of the loan (excluding our 14.7% subordinated interest) fell within a reasonable range of the value of the underlying real estate properties. The change in the value of the notes payable is also due to the notes being one year closer to maturity (based on the fair value methodology, the value of the notes payable accrete towards their face value as they get closer to maturity) and due to changes in market interest rates assumed in valuing the notes payable as compared to prior year.

[4] Amount relates to the loss incurred upon the transfer of properties in lieu of foreclosure. During the nine months ended September 30, 2012, we entered into an agreement in lieu of foreclosure and transferred title of a property securing a mortgage loan with an outstanding principal balance of $43.5 million (the "One Citizens Loan") to the lender in full satisfaction of the debt outstanding, and other obligations related to, the One Citizens Loan. This transfer had a minimal impact on the estimated value per share as the equity value was previously valued at zero. In addition, subsequent to September 30, 2012, we, through various indirect wholly owned subsidiaries, entered into various agreements to: (i) transfer the properties securing a mortgage loan with an outstanding principal balance of $181.6 million (the "Goldman Mortgage Loan") to the lender in exchange for the release of any of our subsidiaries from the debt outstanding under and other obligations related to, the Goldman Mortgage Loan; and (ii) sell our 14.7% interest in the Goldman Mortgage Loan to the lender for cash consideration of $12.0 million. The transaction resulted in a decrease in the estimated value of approximately $9.5 million.

[5] The change in value in "other changes, net" consists of several immaterial, unrelated items, none of which result individually in an impact greater than $0.03 per share.

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets less our liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. As of December 18, 2012, we had no potentially dilutive securities outstanding that would impact the estimated value per share of our common stock.

Methodology

Our goal in calculating an estimated value per share is to arrive at a value that is reasonable and supportable using what we and our advisor deem to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation methodologies used to value our assets and liabilities:

Investments in Real Estate: For purposes of calculating an estimated value per share, our advisor estimated the value of our historical investments in real estate by using a 10–year discounted cash flow analysis, with the exception of two properties that were sold subsequent to September 30, 2012 and valued based on their net sales proceeds. Our advisor calculated the value of our investments in real estate using internally prepared cash flow estimates, terminal capitalization rates and discount rates that fall within ranges our advisor believes would be used by similar investors to value the properties we own. The cash flow estimates utilized in the analysis were based on projected cash flows commencing on January 1, 2013. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for various property specific and market specific information. The resulting capitalization rates were compared to historical average capitalization rate ranges that were obtained from third–party service providers for specific metro areas and applied on a property–by–property basis. The calculated discount rates were compared to a number of data points including third-party estimates, a variety of weighted–average cost of capital calculations and yields and changes in yields on benchmark securities over the last year. The cash flow estimates were developed for each property by the real estate professionals at our advisor based on their expertise in managing commercial real estate and preparing real estate valuations for pension funds and institutional investors that have invested in other KBS-sponsored funds. While our advisor believes a 10–year discounted cash flow analysis is a valuation method that would be used by a willing market participant to value real estate, the estimated values for our investments in real estate may or may not represent current market values and do not equal the book value of our real estate investments in accordance with GAAP. Real estate is currently carried in our financial statements at its amortized cost basis, adjusted for any impairments recognized to date.

As of September 30, 2012, we owned 22 real estate properties (excluding the GKK Properties) consisting of office and industrial properties. The cost of these properties, including acquisition fees and expenses and capital improvements, was $1,022.6 million. As of September 30, 2012, the estimated value of our investments in real estate using the valuation method described above was $860.9 million. The following summarizes the key assumptions that were used in the discounted cash flow models to estimate the value of 20 of our real estate assets, which excludes two real estate assets sold subsequent to September 30, 2012 and valued based on their contractual sales price less costs to sell:

	Range in Values	**Weighted-Average Basis**
Terminal capitalization rate	6.75% to 8.75%	7.46%
Discount rate	7.25% to 10.0%	8.18%
Annual market rent growth rate [1]	2.99% to 5.25%	4.06%
Annual net operating income growth rate [2]	(0.4)% to 21.9%	4.93%
Holding period	10 years	10 years

[1] Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

[2] The net operating income CAGRs reflect both the contractual and market rents (in cases where the contractual lease period is less than the hold period) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.

While we believe that our assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of our real estate. Assuming all other factors remain unchanged with respect to the 20 real estate properties included in the table above, a decrease to the terminal capitalization rates of 25 basis points would increase the estimated value of our real estate by $18.1 million and an increase in the terminal capitalization rates of 25 basis points would decrease the estimated value of our real estate by $17.0 million. Similarly, a decrease to the discount rates of 25 basis points would increase the estimated value of our real estate by $15.8 million and an increase in the discount rates of 25 basis points would decrease the estimated value of our real estate by $15.4 million.

GKK Properties: As of September 30, 2012, the GKK Properties (including 168 properties that were held for sale and 150 properties that were held for non-sale disposition) consisted of 788 bank branch properties, office buildings, operations centers and other properties. Our advisor obtained estimated property values for 389 of the GKK Properties from Duff & Phelps, for which the estimated value totaled $637.2 million. With respect to 62 GKK Properties with an estimated value of $148.3 million as of September 30, 2012, our advisor prepared its own discounted cash flow valuations. Additionally, with respect to 337 GKK Properties then under contract to sell or that were sold (including properties disposed of other than by sale) between September 30, 2012 and December 18, 2012, the estimated value of the GKK Properties then under contract to sell or that were sold was based on contractual sale prices, net of actual or expected selling costs, and the estimated value for properties disposed of other than by sale was based on the face value of the notes payable plus any consideration received from the lender. The estimated value for these GKK Properties then under contract to sell or that were sold (including properties disposed of other than by sale) between September 30, 2012 and December 18, 2012 was $920.6 million, compared to a total cost basis, including capital expenditures through September 30, 2012, of $896.5 million. Based on all of the information obtained from these various sources and the expertise of the professionals at our advisor in managing commercial real estate and preparing real estate valuations for private funds and institutional investors, our advisor calculated the estimated value of the GKK Properties to be $1,706.1 million as of September 30, 2012, compared to a total cost basis, including capital expenditures through September 30, 2012, of $1,683.8 million.

GKK Properties Valued by Duff & Phelps

Duff & Phelps valued 355 of the GKK Properties using the direct capitalization method, which applies a current market capitalization rate to the properties' net operating income. In cases where a property is not currently stabilized, the value was reduced for capital costs that would be incurred to lease-up the property, the cash flows were adjusted to market based on leasing projections and the capitalization rate was adjusted to account for the risk of future lease-up. The following summarizes the key assumption used to estimate the value of these 355 GKK Properties, which were valued using the direct capitalization method:

Range in Direct Capitalization Rate	Weighted-Average Direct Capitalization Rate
6.50% to 10.25%	8.19%

While we believe that Duff & Phelps' assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the 355 GKK Properties that Duff & Phelps valued using the direct capitalization method. Assuming all other factors remain unchanged, a decrease to the capitalization rates of 25 basis points would increase the estimated value of these 355 GKK Properties by $20.9 million and an increase in the capitalization rates of 25 basis points would decrease the estimated value of these 355 GKK Properties by $19.6 million. Similarly, a decrease to the net operating income of 5% would decrease the estimated value of these 355 GKK Properties by $33.1 million and an increase to the net operating income of 5% would increase the estimated value of these 355 GKK Properties by $33.1 million.

The remaining 34 GKK Properties valued by Duff & Phelps, which account for $3.5 million of the GKK Properties' estimated value discussed above, were valued using a discounted cash flow analysis as we do not have a fee ownership interest in the real estate, but instead hold leasehold interests in the properties.

GKK Properties Valued by our Advisor

For purposes of estimating the value of the 62 GKK Properties valued by our advisor, our advisor generally performed a 10-year discounted cash flow analysis, using a similar process to that described above under "Investments in Real Estate." Our advisor validated the significant inputs using a similar process to that described above under "Investments in Real Estate." In addition, our advisor received input from the asset manager of the GKK Properties. The following summarizes the key assumptions used in the discounted cash flow models to estimate the value of 60 of the GKK Properties valued by our advisor using a 10-year discounted cash flow analysis (which excludes two leasehold positions valued using a discounted cash flow analysis):

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	7.25% to 9.25%	8.28%
Discount rate	8.5% to 10.75%	9.49%
Annual market rent growth rate [(1)]	3.0%	3.0%
Annual net operating income growth rate [(2)]	(5.1)% to 10.5%	5.5%
Holding period	10 years	10 years

(1) Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

(2) The net operating income CAGRs reflect both the contractual and market rents (in cases where the contractual lease period is less than the hold period) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.

While we believe that our assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the 60 GKK Properties valued by our advisor using a 10-year discounted cash flow analysis. Assuming all other factors remain unchanged, a decrease to the terminal capitalization rates of 25 basis points would increase the estimated value of these 60 GKK Properties by $3.4 million and an increase in the terminal capitalization rates of 25 basis points would decrease the estimated value of these 60 GKK Properties by $3.2 million. Similarly, a decrease to the discount rates of 25 basis points would increase the estimated value of these 60 GKK Properties by $2.9 million and an increase in the discount rates of 25 basis points would decrease the estimated value of these 60 GKK Properties by $2.9 million.

Foreclosed Real Estate Held-for-Sale: The estimated value for foreclosed condos held-for-sale is equal to their book value which our advisor believes equals net realizable value based on recent comparable sales in the marketplace. Our advisor believes the book value of the foreclosed condos held-for-sale are fully recoverable upon the sales of the condos.

Real Estate Loans Receivable: The estimated values for the real estate loans receivable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, but do not equal the book value of the loans in accordance with GAAP. The values of the real estate loans receivable were estimated by applying a discounted cash flow analysis over the remaining expected lives of the investments, excluding any potential transaction costs. The cash flow estimates used in the analysis during the term of the investments were based on the investments' contractual cash flows, which we anticipate to receive. The expected cash flows for the loans were discounted at rates that we expect a market participant would require for instruments with similar characteristics, including remaining loan term, loan-to-value ratios, type of collateral, current performance, credit enhancements and other factors.

As of September 30, 2012, we owned four real estate loans receivable, consisting of a mortgage loan, a mezzanine loan and B-notes. The cost of our real estate loans receivable, including origination fees and costs and net of principal repayments, was $28.0 million. As of September 30, 2012, the estimated value of our investments in real estate loans receivable was $25.3 million. The weighted-average discount rate applied to the cash flows from the real estate loans receivable, which have a weighted-average remaining term of 3.8 years, was approximately 13.5%. Similar to the valuation for real estate, a change in the assumptions and inputs would change the estimated value of our real estate loans receivable. Assuming all factors remain unchanged, a decrease to the discount rates of 25 basis points would increase the estimated value of our real estate loans receivable by $0.2 million and an increase in the discount rates of 25 basis points would decrease the estimated value of our real estate loans receivable by $0.2 million.

Pledged government securities: The estimated value of the government securities of $88.3 million is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2012.

Participation Interest in Unconsolidated Joint Venture: As of September 30, 2012, we held an interest in an unconsolidated joint venture whereby we have been granted a participation interest in certain future profits generated by the joint venture. Our advisor estimated the value of our participation interest in this unconsolidated joint venture using a discounted cash flow analysis of the expected distributions to us. The cash flow estimates used in the analysis were based on our participation interest in the estimated cash flows available after paying debt service and making distributions to the other joint venture members until such members have received distributions sufficient to recover the entire amount of their invested capital plus a stipulated return. The cash flow estimates of the joint venture were reviewed by our advisor. As of September 30, 2012, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $0 and $25.6 million, respectively. The estimated value of our unconsolidated joint venture for purposes of our estimated value per share was calculated by applying a 12% discount rate to the estimated cash flows for a total value of $0.13 per share. Assuming all factors remain unchanged, a decrease to the discount rate of 100 basis points would increase the estimated value of our participation interest in this unconsolidated joint venture by $1.2 million and an increase of 100 basis points would decrease the estimated value of our participation interest in this unconsolidated joint venture by $1.2 million.

Notes Payable: The estimated values of our notes payable are equal to the GAAP fair values as disclosed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012, except for two GKK notes payable. The GAAP fair values of the notes payable do not equal the book value of the loans in accordance with GAAP. The values of our notes payable were determined using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, including extensions expected to be exercised, and the discount rates were based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral. The change in value of one of the GKK notes payable (referenced above) is due to the estimated value of the real estate securing the note changing significantly based on lease negotiations subsequent to September 30, 2012, which significantly reduced the projected cash flows, resulting in a change in the loan-to-value ratio and the estimated value of the note. The fair value of this note payable was reduced to the fair value of the real estate securing the note, resulting in zero equity value. The change in value of the second GKK note payable (referenced above) is due to the sale of the underlying real estate portfolio securing the loan, as the fair value of this note payable was increased to the fair value of defeasance securities we purchased to fully defease the note payable.

As of September 30, 2012, the fair value (as adjusted for the two GKK notes payable described above) and carrying value of our notes payable were $1,897.2 million and $1,902.5 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 3.0 years, was approximately 4.9%. Assuming all factors remained unchanged, a decrease to the discount rates of 25 basis points would increase the fair value of our notes payable by $8.6 million and an increase to the discount rates of 25 basis points would decrease the fair value of our notes payable by $8.5 million.

Other Assets and Liabilities: The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions, unamortized lease incentives and accrued real estate taxes, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments. Additionally, we excluded other net assets of approximately $8.2 million from the valuation related to certain properties for which the estimated real estate value was less than the face amount of the related notes payable secured by such properties. We believe that these properties may be foreclosed upon in the near future and the value of the other assets may not ever be realized. Our advisor has also excluded redeemable common stock, as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating the estimated value per share of our common stock.

Different parties using different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets.

Limitations of Estimated Value Per Share

As mentioned above, we are providing this estimated value per share to assist broker dealers that participated in our initial public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share. Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or
- the methodology used to estimate our value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the estimated value per share as of December 18, 2012 is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We currently expect to engage our advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but are not required to update the estimated value per share more frequently than every 18 months.

Distribution Information

We elected to be taxed as a REIT under the Internal Revenue Code and have operated as such beginning with our taxable year ended December 31, 2006. To qualify and maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

During 2011 and 2012, we declared distributions based on daily record dates for each day during the period commencing January 1, 2011 through February 28, 2012. Distributions for all record dates of a given month were paid approximately 15 days after month-end, except for distributions for the period from February 1, 2012 through February 28, 2012, which were paid on March 30, 2012. Distributions declared during 2011 and 2012, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 16,227	$ —	$ —	$ —	$ 16,227
Total Per Share Distribution	$ 0.085	$ —	$ —	$ —	$ 0.085
Annualized Rate Based on Purchase Price of $10.00 Per Share	(1)	—%	—%	—%	0.85%

[1] On March 20, 2012, our board of directors approved the suspension of monthly distribution payments.

	2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 24,090	$ 24,538	$ 24,987	$ 25,161	$ 98,776
Total Per Share Distribution	$ 0.129	$ 0.131	$ 0.132	$ 0.133	$ 0.525
Annualized Rate Based on Purchase Price of $10.00 Per Share	5.25%	5.25%	5.25%	5.25%	5.25%

The tax composition of our distributions declared for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Ordinary Income	—%	—%
Capital Gain	—%	—%
Return of Capital	100%	100%
Total	100%	100%

For more information with respect to our distributions paid, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Distributions."

On March 20, 2012, our board of directors approved the suspension of monthly distribution payments in order to manage our reduced cash flows from operations and to redirect available funds to reduce our debt. Our primary concern was the repayment of certain debt obligations. Reducing our debt will allow us to hold certain assets in our portfolio to improve their value and the returns to our stockholders. After repaying certain debt obligations through the suspension of monthly distribution payments and the sale of certain assets, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. We will continue our existing strategy to sell assets when we believe the assets have reached the stage that disposition will assist in improving returns to our investors.

As a result of general economic conditions over the last several years, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. Economic conditions have impacted our real estate investments resulting in a decline in the occupancy of our portfolio, an important element to the continued growth of our portfolio, that has resulted in lower current cash flow. Tenant-specific issues, including bankruptcy and down-sizing, have placed downward pressure on our operating cash flow because these tenants have terminated their leases early, not renewed their leases or have not paid their contractual rent to us. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of increases in future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flow. Asset sales in 2011 and 2012 and expected future asset sales have resulted in and will result in further decreases in operating cash flow. In addition, we have experienced a decline in cash flow from our real estate-related investments. In particular, our investments in mezzanine and mortgage loans have been impacted as the operating performance and values of buildings directly or indirectly securing our investment positions have decreased from the date of our acquisition or origination of these investments. In such instances, some of the borrowers have not been able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

Due to these factors, we may not generate sufficient operating cash flow on a quarterly basis to cover our operations. If our cash flow from operations deteriorates, we will be more dependent on asset sales to fund our operations and for our liquidity needs. These factors could also reduce our stockholders' overall investment return.

In connection with the change to our distribution policy, our board of directors terminated our dividend reinvestment plan effective April 10, 2012. In addition, our board of directors amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012, and further subject to the limitations described in the share redemption program plan document. On December 18, 2012, our board of directors approved the same annual dollar limitation of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors), and further subject to the limitations described in the share redemption program plan document. Based on historical redemption activity, we believe the $10.0 million redemption limitation for the calendar year 2013 will be sufficient for these special redemptions. During each calendar year, the annual dollar limitation for the share redemption program will be reviewed and adjusted from time to time.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward-Looking Statements," Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets," Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations; our ability to sell assets to cover our liquidity needs; our ability to successfully operate and sell the GKK Properties transferred to us under the Settlement Agreement given current economic conditions and the concentration of the GKK Properties in the financial services sector; the significant debt obligations we assumed with respect to the GKK Properties; and our advisor's limited experience operating and selling bank branch properties.

Equity Compensation Plan

We have adopted an Employee and Independent Director Incentive Stock Plan to (i) furnish incentives to individuals chosen to receive share-based awards because we consider them capable of improving our operations and increasing our profits; (ii) encourage selected persons to accept or continue employment with our advisor; and (iii) increase the interest of our independent directors in our welfare through their participation in the growth in the value of our shares of common stock. The total number of shares of common stock we have reserved for issuance under the Employee and Independent Director Incentive Stock Plan is equal to 5% of our outstanding shares at any time, but not to exceed 10,000,000 shares. No awards have been granted under the plan as of March 13, 2013. We have no timetable for the grant of any awards under the Employee and Independent Director Incentive Stock Plan, and our board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. Our Employee and Independent Director Incentive Stock Plan was approved prior to the commencement of our public offering by our board of directors and initial stockholder, KBS Capital Advisors, our advisor.

Unregistered Sales of Equity Securities

During the year ended December 31, 2012, we did not sell any equity securities that were not registered under the Securities Act of 1933.

Share Redemption Program

We have a share redemption program that may enable stockholders to sell their shares to us in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). On March 20, 2012, our board of directors amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation and further subject to the other limitations described in the share redemption program plan document, including:

- During each calendar year, redemptions sought in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program) are limited to an annual amount determined by the board of directors. The annual dollar limitation for the share redemption program may be reviewed and adjusted from time to time during the year. The dollar limitation for calendar year 2012 was $10.0 million in the aggregate. On December 18, 2012, our board of directors approved the same dollar limitation of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors), and further subject to the limitations described in the share redemption program plan document.
- During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

The amended and restated share redemption program became effective on April 25, 2012. We do not expect to have funds available for ordinary redemptions in the future. For a description of the share redemption program prior to the amendment and restatement on March 20, 2012, see our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

The complete amended and restated share redemption program plan document is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2011 and is available at the SEC's website at *http://www.sec.gov*.

The only redemptions we made under the share redemption program in 2012 were those that qualified as, and met the requirements for, special redemptions under our share redemption program, i.e., all redemptions under the plan were made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." In 2012, we fulfilled all redemption requests that qualified as special redemptions under the share redemption program with a combination of proceeds from our terminated dividend reinvestment plan, proceeds from the sale of properties in 2012 and 2011 and proceeds from debt financing.

In accordance with our share redemption program, once we establish an estimated value per share, the redemption price for all stockholders whose share are eligible for redemption is equal to the estimated value per share. On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. As such, the redemption price for all stockholders whose shares were eligible for redemption was $7.32 per share for redemption dates from January 2012 through February 2012.

On March 22, 2012, our board of directors approved an estimated value per share of our shares of common stock of $5.16 per share, based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of December 31, 2011. As such, the redemption price for all stockholders whose shares were eligible for redemption was $5.16 per share for redemption dates from March 2012 through November 2012.

On December 18, 2012, our board of directors approved an estimated value per share of our shares of common stock of $5.18 per share, based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. Commencing with the December 2012 redemption date, the redemption price for all shares eligible for redemption is $5.18 per share. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information." We currently expect to engage our advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but are not required to update the estimated value per share more frequently than every 18 months.

During the year ended December 31, 2012 we redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed [1]	Average Price Paid Per Share	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2012	120,588	$ 7.32 [2]	[3]
February 2012	149,026	$ 7.32 [2]	[3]
March 2012	86,773	$ 5.16 [2]	[3]
April 2012	154,667	$ 5.16 [2]	[3]
May 2012	80,216	$ 5.16 [2]	[3]
June 2012	127,472	$ 5.16 [2]	[3]
July 2012	160,471	$ 5.16 [2]	[3]
August 2012	134,219	$ 5.16 [2]	[3]
September 2012	160,719	$ 5.16 [2]	[3]
October 2012	50,882	$ 5.16 [2]	[3]
November 2012	48,534	$ 5.16 [2]	[3]
December 2012	110,946	$ 5.18 [2]	[3]
Total	1,384,513		

[1] We announced commencement of our share redemption program on April 6, 2006 and amendments to the program on August 16, 2006 (which amendment became effective on December 14, 2006), August 1, 2007 (which amendment became effective on September 13, 2007), August 14, 2008 (which amendment became effective on September 13, 2008), March 26, 2009 (which amendment became effective on April 26, 2009), May 13, 2009 (which amendment became effective on June 12, 2009) and March 26, 2012 (which amendment became effective on April 25, 2012).

[2] In accordance with our share redemption program, the redemption price for all stockholders is equal to the most recent estimated value per share of our common stock as of the redemption date (described above).

[3] We limit the dollar value of shares that may be redeemed under our share redemption program as described above. During the year ended December 31, 2012, we redeemed $7.7 million of shares of common stock. The only redemptions we made under our share redemption program during the year ended December 31, 2012 were those that qualified as, and met the requirements for, special redemptions under our share redemption program, i.e., all redemptions under the program were made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." For the year ended December 31, 2012, we fulfilled all redemption requests that qualified as special redemptions under our share redemption program. On December 18, 2012, our board of directors approved the same dollar limitation for redemptions of $10.0 million in the aggregate for the calendar year 2013.

We may amend, suspend or terminate the program upon 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below (in thousands, except share and per share amounts):

	As of December 31,				
	2012	2011	2010	2009	2008
Balance sheet data					
Total real estate and real estate-related investments, net	$ 1,820,366	$ 3,084,354	$ 1,672,706	$ 1,945,338	$ 2,266,178
Total assets	2,303,555	3,504,788	2,433,390	2,640,011	2,928,550
Total notes payable and repurchase agreements	1,320,533	2,299,208	1,479,015	1,504,720	1,499,806
Total liabilities	1,522,140	2,644,531	1,548,506	1,590,650	1,605,486
Redeemable common stock	10,000	45,376	45,382	56,741	55,907
Total KBS Real Estate Investment Trust, Inc. stockholders' equity	771,415	814,881	861,838	987,833	1,261,449

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Operating data					
Total revenues	$ 233,583	$ 156,084	$ 143,621	$ 164,367	$ 163,839
Net loss attributable to common stockholders	(43,142)	(19,338)	(90,352)	(182,966)	(120,627)
Net loss per common share - basic and diluted	$ (0.23)	$ (0.10)	$ (0.50)	$ (1.03)	$ (0.81)
Other data					
Cash flows provided by operating activities	$ 34,438	$ 39,059	$ 53,388	$ 99,738	$ 115,178
Cash flows provided by (used in) investing activities	888,678	189,322	166,931	1,358	(1,340,848)
Cash flows (used in) provided by financing activities	(722,529)	(326,298)	(123,840)	(91,306)	1,203,972
Distributions declared	$ 16,227	$ 98,776	$ 95,761	$ 108,811	$ 104,264
Distributions declared per common share [1]	0.085	0.525	0.525	0.612	0.702
Weighted-average number of common shares outstanding, basic and diluted	191,547,385	188,134,294	182,437,352	177,959,297	148,539,558
Reconciliation of funds from operations [2]					
Net loss attributable to common stockholders	$ (43,142)	$ (19,338)	$ (90,352)	$ (182,966)	$ (120,627)
Depreciation of real estate assets	47,888	29,851	20,444	18,908	13,828
Depreciation of real estate assets - discontinued operations	22,505	31,051	22,691	22,797	19,777
Amortization of lease-related costs	41,641	27,363	21,705	32,641	25,590
Amortization of lease-related costs - discontinued operations	28,029	21,773	15,833	45,965	37,826
Impairment charges on real estate	31,882	6,833	—	—	—
Impairment charges on real estate - discontinued operations	37,218	45,744	123,453	—	—
Gain on sales of foreclosed real estate held for sale	(127)	(134)	(2,011)	—	—
Gain on sales of real estate, net	(53,691)	(5,141)	(5,646)	—	—
Gain on sale of real estate securities	(25,456)	—	—		
Adjustments for noncontrolling interest - consolidated entity [3]	—	(2,053)	(27,699)	(8,183)	(6,711)
FFO	$ 86,747	$ 135,949	$ 78,418	$ (70,838)	$ (30,317)

[1] Distributions declared per common share assumes each share was issued and outstanding each day from January 1, 2007 through February 28, 2012. Distributions for the period from January 1, 2007 through June 30, 2009 were based on daily record dates and calculated at a rate of $0.0019178 per share per day. Distributions for the period from July 1, 2009 through February 28, 2012 were based on daily record dates and calculated at a rate of $0.00143836 per share per day.

[2] We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In connection with NAREIT's Accounting and Financial Standards Hot Topics, we are excluding impairment charges on real estate assets in our calculation of FFO. We have also restated FFO from prior periods to exclude these impairment charges. NAREIT believes that impairment charges on real estate assets are often early recognition of losses on prospective sales of properties, and therefore, the exclusion of these impairments is consistent with the exclusion of gains and losses recognized from the sales of real estate. Although these losses are included in the calculation of net income (loss), we have excluded these impairment charges in our calculation of FFO because impairments do not impact the current operating performance of our investments, and may or may not provide an indication of future operating performance. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

[3] The noncontrolling interest holder's share of our consolidated venture's real estate depreciation was $1.7 million, $1.8 million, $2.0 million and $2.0 million, respectively, in 2011, 2010, 2009 and 2008. Its share of amortization of lease-related costs was $0.3 million, $1.2 million, $6.2 million and $4.7 million, respectively, in 2011, 2010, 2009 and 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto. Also see "Forward-Looking Statements" preceding Part I and Part I, Item 1, "Business" and Part I, Item 1A, "Risk Factors."

Overview

We are a Maryland corporation that was formed on June 13, 2005 to invest in a diverse portfolio of real estate properties and real estate-related investments. We elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2006 and we intend to operate in such a manner. We own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

On January 27, 2006, we launched our initial public offering of up to 200,000,000 shares of common stock in our primary offering and 80,000,000 shares of common stock under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on May 30, 2008. We terminated our dividend reinvestment plan effective April 10, 2012. We sold 171,109,494 shares in our primary offering for gross offering proceeds of $1.7 billion and 28,306,086 shares under our dividend reinvestment plan for gross offering proceeds of $233.7 million.

As of December 31, 2012, we owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties. In addition, as of December 31, 2012, we owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces were owned by us and were held for sale.

On September 1, 2011, we, through indirect wholly owned subsidiaries (collectively, "KBS"), entered into a Collateral Transfer and Settlement Agreement (the "Settlement Agreement") with, among other parties, GKK Stars Acquisition LLC ("GKK Stars"), the wholly owned subsidiary of Gramercy Capital Corp. ("Gramercy") that indirectly owned the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS in satisfaction of certain debt obligations under a mezzanine loan owed by wholly owned subsidiaries of Gramercy to KBS (the "GKK Mezzanine Loan"). The Settlement Agreement resulted in the transfer of the equity interests in certain subsidiaries of Gramercy (the "Equity Interests") that indirectly owned or, with respect to a limited number of properties, held a leasehold interest in, 867 properties (the "GKK Properties"), including 576 bank branch properties and 291 office buildings, operations centers and other properties. As of December 15, 2011, GKK Stars had transferred all of the Equity Interests to us, giving us title to or, with respect to a limited number of GKK Properties, a leasehold interest in, 867 GKK Properties as of that date. For a further discussion of the Settlement Agreement, the transfers of the GKK Properties and the debt related to these properties, see our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

Our focus in 2013 is to manage our existing investment portfolio and our debt service obligations.

Our charter requires that we seek stockholder approval of our liquidation if our shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of our independent directors determines that liquidation is not then in the best interest of our stockholders. Pursuant to our charter requirement, in November 2012, the conflicts committee assessed our portfolio of investments and related debt financings, including the assets and liabilities transferred to us under the Settlement Agreement in satisfaction of certain debt obligations owed to us by wholly owned subsidiaries of Gramercy. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by us under the Settlement Agreement. Taking into consideration our portfolio and current market conditions, the conflicts committee unanimously determined that liquidation is not now in the best interests of our stockholders. Our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, the conflicts committee believes it is likely it may reach the same conclusion next year.

Market Outlook – Real Estate and Real Estate Finance Markets

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to the global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall economic health of consumers, businesses and governments. Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, S&P downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to resolve with their fiscal obligations. These events have led to continued volatility in the capital markets. For further discussion of current market conditions, see Part I, Item 1, "Business - Market Outlook - Real Estate and Real Estate Finance Markets."

Impact on Our Real Estate Investments

These market conditions have had and will likely continue to have a significant impact on our real estate investments. In addition, these market conditions have impacted and may continue to impact our tenants' businesses, which makes it more difficult for them to meet their current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Increases in rental concessions given to retain tenants and maintain our occupancy level, which is vital to the continued success of our portfolio, has resulted in lower current cash flow. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments.

Impact on Our Real Estate-Related Investments

All of our real estate-related investments are either directly secured by commercial real estate (e.g., deeds of trust or mortgages) or secured by ownership interests in entities that directly or indirectly own and operate real estate (e.g., mezzanine loans). As a result, our real estate-related investments in general have been and likely will continue to be impacted by the same factors impacting our real estate investments. In particular, our investments in mezzanine loans and B-Notes have been impacted to a greater degree as current valuations for buildings directly or indirectly securing our investment positions have likely decreased from the date of our acquisition or origination of these investments. In such instances, the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the performance of collateral directly or indirectly securing our loan investments, and therefore have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

We have fixed rate real estate-related loan investments with a total book value (excluding asset-specific loan loss reserves) of $31.1 million. Assuming our real estate-related loans are fully extended under the terms of the respective loan agreements and excluding our loan investments with asset-specific loan loss reserves, we have a real estate-related loan investment with a book value of $6.9 million maturing within a year from December 31, 2012. As of December 31, 2012, we had recorded $2.2 million of reserves for loan losses related to the real estate-related investments that we currently hold in our portfolio.

Impact on Our Financing Activities

In light of the risks associated with declining operating cash flows from our real estate properties, including the properties directly or indirectly serving as the collateral for our debt obligations, and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes and credit facilities prior to or at maturity or we may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. Although we believe we will be permitted to extend the maturity dates of our current debt obligations, with the exception of the BOA Windsor Mortgage Portfolio and the 801 Market Street Mortgage Loan, we can give no assurance in this regard. The BOA Windsor Mortgage Portfolio, with an outstanding principal balance of $6.1 million, matured on October 31, 2012. The 801 Market Street Mortgage Loan, with an outstanding principal balance of $37.6 million, matured on February 1, 2013. See the discussions of the BOA Windsor Mortgage Portfolio and 801 Market Street Mortgage Loan under "— Contractual Commitments and Contingencies — Loan Maturities" and the risks identified in Part I, Item 1A of this Annual Report on Form 10-K. Including the BOA Windsor Mortgage Portfolio and the 801 Market Mortgage Loan, we have $444.3 million of debt maturing (including principal amortization payments) during the 12 months ending December 31, 2013.

As of December 31, 2012, we had a total of $868.4 million of fixed rate notes payable and $471.9 million of variable rate notes payable. Of the $471.9 million of variable rate notes payable, $34.3 million is effectively fixed through interest rate swaps.

Liquidity and Capital Resources

Our principal demands for funds during the short- and long-term are for the payment of operating expenses, capital expenditures, general and administrative expenses and substantial pay down of debt obligations in order to refinance loans with near term maturities. To date, we have had six primary sources of capital for meeting our cash requirements:

- Proceeds from our primary offering, which closed in 2008;
- Debt financings, including mortgage loans, repurchase agreements and credit facilities;
- Proceeds from common stock issued under our dividend reinvestment plan (which terminated effective April 10, 2012);
- Cash flow generated by our real estate operations and real estate-related investments;
- Proceeds from the sales of real estate, real estate loans receivable and real estate securities; and
- Principal repayments on our real estate loans receivable.

We ceased offering shares of common stock in our primary offering on May 30, 2008. We do not currently plan to acquire or originate additional real estate or real estate-related assets. We intend to use our cash on hand, proceeds from asset sales and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity. To the extent available, we also intend to use cash flow generated by our real estate operations and real estate-related investments and funds available under our credit facilities. However, we have and/or expect to suffer declines in cash flows from these sources.

On March 20, 2012, our board of directors approved the suspension of monthly distribution payments in order to manage our reduced cash flows from operations and to redirect available funds to reduce our debt. Our primary focus was the repayment of the repurchase agreements, as amended and restated, related to our former investment in the GKK Mezzanine Loan (the "Amended Repurchase Agreements"). On August 17, 2012, we paid in full the entire principal balance outstanding under the Amended Repurchase Agreements with proceeds from a $39.0 million mezzanine loan. In December 2012, we paid in full the principal balance under this mezzanine loan with proceeds from asset sales. We also expect to use available funds to repay other debt obligations. Reducing our debt will allow us to hold certain assets in our portfolio to improve their value and the returns to our stockholders. After repaying some of our other debt obligations through the suspension of monthly distribution payments and the sale of certain assets, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. We will continue our existing strategy to sell assets when we believe the assets have reached the stage that disposition will assist in improving returns to our investors.

In connection with the change to our distribution policy, our board of directors terminated our dividend reinvestment plan effective April 10, 2012. In addition, our board of directors amended and restated our share redemption program to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012. On December 18, 2012, our board of directors approved the same annual dollar limitation for redemptions of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by our board of directors), and further subject to the limitations described in the share redemption program plan document. Based on historical redemption activity, we believe the $10.0 million redemption limitation for the calendar year 2013 will be sufficient for these special redemptions. During each calendar year, the annual dollar limitation for the share redemption program will be reviewed and adjusted from time to time.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from real estate investments is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2012, our real estate held for investment, excluding six GKK Properties held for non-sale disposition, was 83% occupied and our bad debt reserve was approximately 3.7% of annualized base rent.

Our real estate-related investments generate cash flow in the form of interest income, which is reduced by loan servicing fees, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from our real estate-related investments is primarily dependent on the operating performance of the underlying collateral and the borrowers' ability to make debt service payments. As of December 31, 2012, all of the borrowers under our real estate loans receivable were current on their debt service obligations.

As a result of the factors described above, we may experience declines in future cash flows from our real estate and real estate-related investments and we expect an increased need for capital to cover leasing costs and capital improvements needed to improve the performance of our real estate assets.

For the year ended December 31, 2012, we met our operating cash needs with cash flow generated by proceeds from the sale of real estate, cash flows from operations, proceeds from the sale of real estate loans receivable, proceeds from debt financing, proceeds from the sale of real estate securities and cash on hand. We believe that our potential proceeds from the sale of real estate, cash flows from operations, potential proceeds from the sale or payoff of real estate loans receivable and cash on hand will be sufficient to meet our liquidity needs for the upcoming year.

Cash Flows from Operating Activities

As of December 31, 2012, we owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties. In addition, as of December 31, 2012, we owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces were owned by us and held for sale.

During the year ended December 31, 2012, net cash provided by operating activities was $34.4 million, compared to $39.1 million of net cash provided by operating activities during the year ended December 31, 2011. Net cash from operations decreased in 2012 primarily due to the sale of real estate properties.

Cash Flows from Investing Activities

Net cash provided by investing activities was $888.7 million for the year ended December 31, 2012. The significant sources and uses of cash from investing activities were as follows:

- $833.5 million of cash provided from the sale of real estate;
- $46.2 million of cash provided from the sale of real estate securities;
- $21.8 million of cash used for improvements to real estate;
- $16.8 million of cash received from the sale of a real estate loan receivable;
- $10.4 million of cash provided from the maturities of pledged securities and $1.8 million of cash used to purchase pledged securities;
- $2.7 million of cash provided from the sale of foreclosed real estate held for sale; and
- $2.6 million decrease in restricted cash for capital expenditures relating to the payment of leasing commissions, tenant improvements and capital improvements.

Cash Flows from Financing Activities

Net cash used in financing activities was $722.5 million for the year ended December 31, 2012. The significant uses of cash for financing activities were as follows:

- $692.4 million of net cash used for the repayment of debt and other financings as a result of $849.2 million of principal payments on notes payable and repurchase agreements and $2.6 million of deferred financing costs, partially offset by proceeds from notes payable of $159.4 million;
- $13.6 million of net cash used for distributions, after giving effect to dividends reinvested by stockholders of $11.1 million;
- $8.4 million of restricted cash used for debt service obligations; and
- $7.7 million of cash used for redemptions of common stock and $0.3 million of cash used for payments of commissions on stock sales.

In order to execute our investment strategy, we utilized mortgage, mezzanine and repurchase financings to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest rate risk, are properly balanced with the benefits of maintaining such leverage. Including the BOA Windsor Mortgage Portfolio and the 801 Market Mortgage Loan, we had $444.3 million of debt maturing (including principal amortization payments) during the 12 months ending December 31, 2013. For more information on the maturity of our debt obligations, see "— Contractual Commitments and Contingencies."

As of December 31, 2012, we had a total of $868.4 million of fixed rate notes payable and $471.9 million of variable rate notes payable; of the $471.9 million of variable rate notes payable, interest rates on $34.3 million of these notes were effectively fixed through interest rate swaps. As discussed above, during the last four years, the global capital markets have experienced significant dislocations and liquidity disruptions that have caused the credit spreads of debt to fluctuate considerably and caused significant volatility in interest rates, including LIBOR. As of December 31, 2012, we had a total of $437.6 million of variable rate notes payable not subject to interest rate swaps that are impacted by fluctuations in interest rates. While LIBOR currently stands at historically low levels, future increases in LIBOR may result in the use of increased capital resources to meet our debt obligations.

In addition to using our capital resources to meet our debt service obligations, for capital expenditures and for operating costs, we use our capital resources to make certain payments to our advisor and during our offering we made certain payments to our dealer manager. We also reimburse the advisor and dealer manager for certain costs they incurred on our behalf. We pay our advisor fees in connection with the management and disposition of our assets and for certain costs incurred by our advisor in providing services to us.

As of December 31, 2012, we had $254.6 million of cash and cash equivalents.

As of December 31, 2012, our borrowings and other liabilities were approximately 61% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for exceeding the total liabilities limitation.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due During the Years Ending December 31,				
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Outstanding debt obligations related to historical portfolio[1]	$ 439,450	$ 103,162	$ 274,088	$ 62,200	$ —
Outstanding debt obligations related to the GKK Properties[1] [2]	$ 900,860	$ 341,163	$ 60,535	$ 208,088	$ 291,074
Interest payments on outstanding debt obligations related to historical portfolio[3]	$ 37,118	$ 17,497	$ 16,806	$ 2,815	$ —
Interest payments on outstanding debt obligations related to the GKK Properties[3]	$ 263,277	$ 40,585	$ 66,506	$ 54,743	$ 101,443
Outstanding funding obligations under real estate loans receivable	$ 1,358	$ 1,358	$ —	$ —	$ —
Operating leases	$ 117,398	$ 17,607	$ 34,290	$ 28,945	$ 36,556

[1] Amounts include principal payments under notes payable based on maturity dates of debt obligations as of December 31, 2012.

[2] Included in the 2013 payment column is the outstanding principal balance of the 801 Market Street Loan of $37.6 million , which matured on February 1, 2013 without repayment. See "— Loan Maturities" below.

[3] Projected interest payments are based on the outstanding principal amounts and weighted-average interest rates as of December 31, 2012, adjusted for the impact of interest rate caps and swap agreements. We incurred interest expense of $61.3 million, excluding amortization of deferred financing costs and the amortization of debt discount and premium totaling $8.5 million, during the year ended December 31, 2012.

Loan Maturities

During the year ended December 31, 2012, three of the loans we assumed pursuant to the Settlement Agreement matured without repayment. The loans had outstanding principal balances of $43.5 million (the "One Citizens Loan"), $181.6 million (the "Goldman Mortgage Loan") and $6.1 million, the BOA Windsor Mortgage Portfolio. Subsequent to December 31, 2012, one of the loans we assumed pursuant to the Settlement Agreement, the 801 Market Street Mortgage Loan, with an outstanding principal balance of $37.6 million matured without repayment.

One Citizens Mortgage Loan

The One Citizens Loan matured on January 11, 2012. On July 31, 2012, we entered into an agreement in lieu of foreclosure to transfer title of the property securing the One Citizens Loan to the lender in full satisfaction of the debt outstanding under, and other obligations related to, the One Citizens Loan. As a result, we recorded a gain on extinguishment of debt of $11.0 million, which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $45.9 million and the carrying value of the real estate properties and other assets of approximately $34.9 million, upon transfer of the property.

Goldman Mortgage Loan

The Goldman Mortgage Loan matured on August 31, 2012. The Goldman Mortgage Loan was secured by 145 bank branch and office properties (the "Goldman Properties"). The Goldman Mortgage Loan had an outstanding principal balance of $181.6 million, including a $26.8 million subordinated interest in the Goldman Mortgage Loan held by an indirect wholly owned subsidiary of the Company (the "Goldman Seller"). On December 12, 2012 (the "Goldman Mortgage Closing Date"), the Goldman Seller, entered into a loan sale agreement with CF Branch LLC (the "Goldman Lender") to sell to the Goldman Lender our subordinated interest in the Goldman Mortgage Loan for a total purchase price of $12.0 million, of which $9.0 million was paid on the Goldman Mortgage Closing Date and an additional $3.0 million is payable on May 12, 2013, subject to us meeting certain obligations and complying with certain terms in the loan sale agreement and the Collateral Transfer Agreement (defined below). Also, on the Goldman Mortgage Closing Date, our indirect wholly owned subsidiaries that are the mortgage borrowers and guarantors under the Goldman Mortgage Loan entered into a collateral transfer agreement (the "Collateral Transfer Agreement") to (i) transfer to the Goldman Lender the equity interests in the entities that directly or indirectly own 140 of the Goldman Properties, (ii) transfer to the Goldman Lender five of the Goldman Properties and (iii) release any of our subsidiaries from the debt outstanding under and other obligations related to, the Goldman Mortgage Loan. Additionally, in connection with the above-referenced transactions, the parties to the loan sale agreement and the Collateral Transfer Agreement exchanged customary mutual releases.

As a result of the Collateral Transfer Agreement, we recorded a gain on extinguishment of debt of $10.5 million, which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $175.9 million (excluding our subordinated interest in the Goldman Mortgage Loan in excess of the $12.0 million purchase price paid by the Goldman Lender) and the carrying value of the real estate properties and other assets of approximately $165.4 million, upon transfer of the property.

BOA Windsor Mortgage Portfolio

The BOA Windsor Mortgage Portfolio matured on October 31, 2012 and as a result of the maturity, the lender may choose to attempt to exercise certain of its rights under the loan and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the properties securing the loan. The carrying value of the properties securing the BOA Windsor Mortgage Portfolio was $4.8 million as of December 31, 2012.

801 Market Street Mortgage Loan

The 801 Market Street Mortgage Loan matured on February 1, 2013 and as a result of the maturity, the lender may choose to attempt to exercise certain of its rights under the loan and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the property securing the loan. The carrying value of the property securing the loan was $22.6 million as of December 31, 2012.

Debt Covenants

The documents evidencing our outstanding debt obligations typically require that specified loan-to-value and debt service coverage ratios be maintained with respect to our financed properties. A breach of the financial covenants in these documents may result in the lender imposing additional restrictions on our operations, such as restrictions on our ability to incur additional debt, or may allow the lender to impose "cash traps" with respect to cash flow from the property securing the loan. In addition, such a breach may constitute an event of default and the lender could require us to repay the debt immediately. If we fail to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

As of December 31, 2012, the borrowers under two mortgage loans that we assumed pursuant to the Settlement Agreement were out of debt service coverage compliance. The BBD2 Loan had an outstanding principal balance of $201.9 million and the Jenkins Loan had an outstanding principal balance of $13.4 million, respectively, as of December 31, 2012. Such non-compliance does not constitute an event of default under the applicable loan and security documents of either loan. However, as a result of such non-compliance, under the BBD2 Loan, the lender has imposed a "cash trap" to restrict distributions to us to the budgeted property operating expenses and requires lender consent regarding the release of properties securing the loan, and under the Jenkins Loan, the lender has also imposed a "cash trap" and has the right to replace the property manager of the property. These events may have a material adverse affect on our financial condition, results of operations and the return on our stockholders' investment in us. With respect to the BBD2 Loan, we are currently reviewing the mechanics of the debt service coverage requirements with the lender to determine whether we are out of compliance with the debt service coverage requirements of the BBD2 Loan; the lender has preliminarily indicated that we may be in compliance.

Asset Management Services Agreement Related to the GKK Properties

On March 30, 2012, we, through an indirect wholly owned subsidiary, entered into the Services Agreement with the Property Manager. Pursuant to the Services Agreement, the Property Manager agreed to provide the Services.

As compensation for the Services, we agreed to pay to the Property Manager: (i) an annual fee of $12.0 million plus all GKK Property-related expenses incurred by the Property Manager, the payment of a portion of which annual fee may be deferred by us until not later than June 30, 2013, and (ii) subject to certain terms and conditions contained in the Services Agreement, participation interests in the amounts by which the net sales value of all of our properties sold plus the value of the our remaining net assets exceed certain threshold amounts, which participation will equal not less than $3.5 million and not more than $12.0 million, measured on a date as determined pursuant to the terms of the Services Agreement.

On August 17, 2012, we entered into the Amended Services Agreement with the Property Manager. Pursuant to the Amended Services Agreement, the annual fee to be paid for the Services was reduced to $9.0 million upon the sale of certain membership interests in our wholly owned subsidiaries that indirectly own 113 office properties and operations centers, to an affiliate of the Property Manager on December 6, 2012. The Amended Services Agreement will terminate on December 31, 2015. The initial date on which either party can terminate the Amended Services Agreement also has been extended by six months as follows: on or after September 30, 2013, we may terminate the Amended Services Agreement with an effective termination date of March 31 (except for calendar year 2013) or September 30 of any calendar year (including September 30, 2013), on ninety days written notice to the Property Manager, with the payment of a termination fee of up to $5.0 million and subject to certain other terms contained in the agreement; and on or after June 30, 2013, the Property Manager may terminate the Amended Services Agreement on ninety days written notice to us, without the payment of a termination fee and subject to certain other terms contained in the agreement.

Results of Operations

Overview

As of December 31, 2011, we owned 892 real estate properties (including 250 properties that were held for sale), seven real estate loans receivable (five of which were impaired), two investments in securities directly or indirectly backed by commercial mortgage loans, a preferred membership interest in a real estate joint venture and a participation interest with respect to another real estate joint venture. Also as of December 31, 2011, we owned a 10-story condominium building with 62 units acquired through foreclosure, of which four condominium units, two retail spaces and parking spaces were owned by us and were held for sale. Subsequent to December 31, 2011, we sold one real estate loan receivable, wrote-off two real estate loans receivable, sold one of our investments in securities backed by commercial mortgage loans to an unaffiliated buyer and wrote-off another investment in securities backed by commercial mortgage loans. In addition, subsequent to December 31, 2011, we sold three industrial properties, six office properties and 190 GKK Properties; terminated the leases of three properties in which we held a leasehold interest; and designated 108 properties as held for sale. Additionally, we transferred 145 GKK Properties, which were security under the Goldman Mortgage Loan, and another GKK Property, which was security under the One Citizens Mortgage Loan, to the respective lenders in exchange for our release from the debt outstanding and other obligations related to, these mortgage loans. Accordingly, we classified these properties as discontinued operations for all periods presented in our consolidated financial statements. As a result, as of December 31, 2012, we owned 544 real estate properties, of which six GKK Properties were held for non-sale disposition and 108 GKK Properties were classified as held for sale. Also, as of December 31, 2012, we owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces were owned by us and held for sale.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

The following table provides summary information about our results of operations for the year ended December 31, 2012 and 2011 (dollar amounts in thousands):

	For the Years Ended December 31,					
	2012	2011	Increase (Decrease)	Percentage Change	$ Change Due to GKK Properties	$ Change Due to Historical Real Estate Properties Held Throughout Both Periods
Rental income	$ 171,442	$ 107,822	$ 63,620	59 %	$ 67,595	$ (3,975)
Tenant reimbursements	54,606	29,749	24,857	84 %	25,317	(460)
Interest income from real estate loans receivable	3,189	13,383	(10,194)	(76)%	N/A	N/A
Interest income from real estate securities	689	2,857	(2,168)	(76)%	N/A	N/A
Parking revenues and other operating income	3,657	2,273	1,384	61 %	1,135	249
Operating, maintenance, and management costs	84,907	48,752	36,155	74 %	37,562	(1,407)
Real estate taxes, property-related taxes and insurance	29,979	19,885	10,094	51 %	9,834	260
Asset management fees to affiliate	11,598	13,622	(2,024)	(15)%	2,269	(4,293)
General and administrative expenses	22,447	20,280	2,167	11 %	3,329	(1,162)
Depreciation and amortization expense	89,529	57,214	32,315	56 %	35,306	(2,991)
Interest expense	69,765	51,313	18,452	36 %	31,003	(12,551)
Impairment charge on real estate	31,882	6,833	25,049	367 %	13,753	11,296
Provision for loan losses	142	11,999	(11,857)	(99)%	N/A	N/A
Gain on sales of foreclosed real estate held for sale	127	134	(7)	(5)%	N/A	N/A
Gain on sales of real estate securities	25,456	—	25,456	100 %	N/A	N/A
Income from unconsolidated joint venture	750	5,029	(4,279)	(85)%	N/A	N/A
Gain on sales of real estate, net	53,691	5,141	48,550	944 %	55,669	(7,119)
Income (loss) from discontinued operations	(849)	(3,422)	2,573	(75)%	6,114	(3,541)
Impairment charge on discontinued operations	(37,218)	(45,744)	8,526	(19)%	(27,126)	35,652
Gain from extinguishment of debt	21,513	115,531	(94,018)	(81)%	21,513	(115,531)

Rental income from our real estate properties increased by $63.6 million primarily due to an increase of $67.6 million related to the transfer of the GKK Properties. Excluding the GKK Properties, rental income decreased by $4.0 million primarily due to lower occupancy (as a result of tenants vacating or tenants reducing leased space), lower rental rates for the year ended December 31, 2012 and a net decrease of below-market in-place lease amortization as a result of lease terminations. Overall, we expect rental income to decrease in future periods due to anticipated asset sales and dispositions other than by sale. Our rental income in future periods will also vary in large part based on the occupancy rates and rental rates of the properties in our portfolio. The current economic conditions could result in lower occupancy and/or rental rates and a corresponding decrease in rental income.

Tenant reimbursements from our real estate properties increased by $24.8 million primarily due to an increase of $25.3 million related to the transfer of the GKK Properties. Excluding the GKK Properties, tenant reimbursements decreased by $0.5 million primarily due to lower occupancy (as a result of tenants vacating or tenants reducing leased space). Our tenant reimbursements in future periods will also vary based on several factors, including the occupancy rate of the buildings, changes in base year terms, and changes in reimbursable operating expenses. Generally, as new leases are negotiated, the base year resets to operating expenses incurred in the year the lease is signed and the tenant generally only reimburses operating expenses to the extent and by the amount that its allocable share of the building's operating expenses in future years increases from its base year. As a result, as new leases are executed, tenant reimbursements would generally decrease. Rental income may or may not change by amounts corresponding to changes in tenant reimbursements due to new leases.

The $10.2 million decrease in interest income from loans receivable was primarily due to the following:

- A net decrease of $7.5 million related to the GKK Mezzanine Loan. On September 1, 2011, we, through KBS, entered into the Settlement Agreement in satisfaction of the GKK Mezzanine Loan. As of December 15, 2011, GKK Stars had indirectly transferred to us all of the 867 GKK Properties that had indirectly secured the GKK Mezzanine Loan.
- A decrease of $2.1 million related to the sale of the San Antonio Business Park Mortgage Loan to an unaffiliated buyer on October 14, 2011.
- A decrease of $0.7 million related to the discounted payoff of the Park Central Mezzanine Loan by the borrower on December 29, 2011.

Interest income from real estate loans receivable in future periods may be affected by potential loan impairments as a result of current or future market conditions. With the exception of our loan investment with an asset-specific loan loss reserve, we have a real estate-related loan investment with a book value of $6.9 million maturing within a year from December 31, 2012.

If any of the borrowers under our real estate loans receivable are unable to repay their loans at maturity or default on their loan, the impact to future interest income and loan recoveries may be significant and will depend on several factors unique to each individual loan. In general, if we have a first priority lien on the collateral securing a loan, we may agree to extend the loan at similar terms, modify the terms of the loan, or foreclose on the collateral. If we foreclose on the collateral, we may either operate the property, resulting in our receipt of any cash flows generated by the property or our payment of any cash shortfalls related to the property, or sell the property for whatever amount we are able to obtain, which may or may not be equal to the loan balance prior to foreclosure. In general, if we own a mezzanine loan or a B-Note and the borrower is unable to repay its loan at maturity, we may have more restrictions and fewer options regarding the resolution of our investment. In certain circumstances, the senior lenders, in conjunction with us, may be willing to grant the borrower extensions or may grant extensions in exchange for more favorable terms (such as higher interest rates, a partial payoff, or the entitlement to a portion of a junior lender's interest income, etc.). If the senior lenders will not grant the borrower an extension, we, as the mezzanine lender, may foreclose on the ownership interests of the borrower and indirectly take legal title to the property subject to the existing senior loans or we may negotiate a discounted repayment. We could attempt to negotiate an extension or modification with the senior lenders as the new borrower; however, if the senior lenders were not willing to extend or modify the loans and we were not able to repay the senior loans, we would most likely relinquish our interests or rights in the investment to the holders of the senior loans. Actual outcomes may differ significantly from the above based on factors specific to individual loans and situations.

Property operating, maintenance, and management costs from our real estate properties increased by $36.2 million primarily due to an increase of $37.6 million related to the transfer of the GKK Properties. Excluding the GKK Properties, property operating, maintenance, and management costs decreased by $1.4 million primarily due to a decrease of $0.5 million in bad debt expense related to rental revenues and $0.8 million of bad debt expense related to an interest receivable write-off related to the 11 South LaSalle Loan during the year ended December 31, 2011 and a net decrease of $0.1 million in utilities and other operating expenses related to our real estate portfolio. Overall, we expect property operating, maintenance, and management costs to decrease in future periods due to anticipated asset sales and dispositions other than by sale.

Real estate taxes, property-related taxes and insurance from our real estate properties increased by $10.1 million primarily due to an increase of $9.8 million related to the transfer of the GKK Properties. Excluding the GKK Properties, real estate taxes, property-related taxes and insurance increased by $0.3 million primarily due to an adjustment in property tax estimates. Overall, we expect real estate taxes, property-related taxes and insurance to decrease in future periods due to anticipated asset sales and dispositions other than by sale.

The $2.0 million decrease in asset management fees was primarily due to the dispositions of real estate loans receivable and the exclusion of certain impaired real estate loans receivable from our asset management fee calculation.

General and administrative expenses increased by $2.2 million primarily due to an increase of $3.3 million related to loan modification expenses and GKK Properties transfer expenses incurred in connection with the Settlement Agreement. Excluding loan modification expenses and the GKK Properties transfer expenses, general and administrative expenses decreased by $1.1 million due to lower legal fees and accounting fees. General and administrative expenses consist primarily of legal fees, audit fees, transfer agent fees, state and local income taxes and other professional fees.

Depreciation and amortization expense from our real estate properties increased by $32.3 million primarily due to an increase of $35.3 million related to the transfer of the GKK Properties. Excluding the GKK Properties, depreciation and amortization expense decreased by $3.0 million primarily due to decreased amortization of tenant origination and absorption costs resulting from lease expirations, partially offset by an increase of tenant improvement additions and accelerated depreciation and amortization for early lease terminations or renewals during the year ended December 31, 2012. Overall, we expect depreciation and amortization expense to decrease in future periods due to anticipated asset sales and dispositions other than by sale.

Interest expense from the financing of our portfolio increased by $18.5 million primarily due to an increase of $31.0 million related to debt secured by the GKK Properties. Excluding debt secured by the GKK Properties, interest expense decreased by $12.5 million primarily due to a $7.7 million decrease related to the amortization of loan fee extension costs under the Amended Repurchase Agreements and a $3.8 million decrease due to an overall decrease to the average loan balance and lower effective interest rate on our outstanding debt. Included in interest expense is the amortization of deferred financing costs of $7.0 million and $6.2 million for the years ended December 31, 2011 and December 31, 2012, respectively. Interest expense in future periods will vary based on fluctuations in one-month LIBOR, our level of future borrowings and our ability to refinance existing indebtedness at similar rates. We do not currently plan to acquire or originate more real estate or real estate-related assets, and therefore, do not plan to enter into any purchase financing in the future. However, we will need to refinance our existing indebtedness in the future. Overall, we expect interest expense to decrease in future periods due to anticipated asset sales, dispositions other than by sale and principal paydowns.

During the year ended December 31, 2012, we recognized an impairment charge on real estate properties held for investment to reduce the book values of the real estate to their estimated fair values of $31.9 million, which consists of an impairment charge of $19.6 million with respect to eight properties (including one GKK Property). We also recognized an impairment charge of $12.3 million related to six GKK Properties that were held for non-sale disposition, which properties include those securing the BOA Windsor Mortgage Portfolio and 801 Market Street Mortgage Loan. Because the fair values for these properties determined in connection with our impairment analysis were substantially the same as the fair values for these properties calculated in connection with the determination of our estimated value per share approved by the board of directors on December 18, 2012, these impairments will have no substantial impact on our estimated value per share. For further discussion of our estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information." During the year ended December 31, 2011, we recognized an impairment on real estate of $6.8 million related to three properties.

The provision for loan losses for the year ended December 31, 2012 decreased by $11.9 million compared to the year ended December 31, 2011. During the year ended December 31, 2012, we recorded provision for loan losses of $0.1 million calculated on an asset-specific basis related to the 11 South LaSalle Loan and also charged-off $72.1 million of reserves for loan losses related to the write-off of the Petra Subordinated Debt Tranche A and Petra Subordinated Debt Tranche B and the sale of the 11 South LaSalle Loan. During the year ended December 31, 2011, we recorded an overall reduction in provision for loan losses of $12.0 million, which consisted of a decrease of $18.1 million to the provision for loan losses calculated on a portfolio-basis and partially offset by an increase of $30.1 million calculated on an asset-specific basis.

During the year ended December 31, 2012, we sold the Fixed Rate Securities to an unaffiliated buyer and recognized a gain on the sale of real estate securities of $25.5 million.

We recognized $5.0 million in income from an unconsolidated joint venture related to the Arden Portfolio (the "HSC Partners Joint Venture") during the year ended December 31, 2011. On July 8, 2011, the members of the HSC Partners Joint Venture entered into an amendment to their joint venture operating agreement to convert another lender's $30.0 million of outstanding mezzanine debt to preferred membership interests. The HSC Partners Joint Venture also agreed that any cash flows from the joint venture after monthly debt service payments to existing mortgage and mezzanine lenders would be used to pay down principal. On June 28, 2012, we entered into a membership interest repurchase agreement with HSC Partners Joint Venture to redeem our membership interest in the HSC Partners Joint Venture in exchange for a settlement of $0.8 million, which was recorded as income from an unconsolidated joint venture. As we have disposed of all of our interest in the HSC Partners Joint Venture, we will not receive further income from our investment in the HSC Partners Joint Venture.

We recognized a gain on sale of real estate of $53.7 million related to the disposition of six office properties, three industrial properties and 190 GKK Properties during the year ended December 31, 2012. During the year ended December 31, 2011, we recognized a gain on sale of real estate of $5.1 million related to the disposition of seven industrial properties and three office properties.

Income (loss) from discontinued operations for the year ended December 31, 2012 increased by $2.6 million compared to the year ended December 31, 2011. Income (loss) from discontinued operations is composed of the results of operations from properties sold and properties held for sale as of December 31, 2012. During the year ended December 31, 2012, we sold six office properties, three industrial properties and 190 GKK Properties and designated 108 GKK Properties as held for sale. During the year ended December 31, 2011, we sold seven industrial properties, three office properties and transferred the National Industrial Portfolio (consisting of 23 industrial properties and a master lease) to the lender in full satisfaction of the debt secured by the properties. Total revenues and other income from discontinued operations increased from $155.0 million during the year ended December 31, 2011 to $182.9 million during the year ended December 31, 2012. Total expenses from discontinued operations increased from $158.4 million during the year ended December 31, 2011 to $183.7 million during the year ended December 31, 2012.

During the year ended December 31, 2012, we recognized an impairment charge on real estate from discontinued operations of $37.2 million with respect to three office properties, two industrial properties and 210 GKK Properties that were either held for sale or sold as of December 31, 2012. The impairment charge was a result of a change in the estimated hold period and the resulting change in the estimated cash flows during the hold period or a reduction in the estimated sales prices of certain properties held for sale. The estimated sales prices were based on purchase and sale agreements we have entered into, offers received which we intend to accept or broker estimates of value. During the year ended December 31, 2011, we recognized an impairment charge on real estate from discontinued operations of $45.7 million with respect to seven office properties and seven industrial properties.

During the year ended December 31, 2012, we recognized a gain on extinguishment of debt from discontinued operations of $21.5 million related to the One Citizens Loan and the Goldman Mortgage Loan, which matured on January 11, 2012 and August 31, 2012, respectively. The gain on extinguishment of debt related to the One Citizens Loan represents the difference between the carrying amount of the outstanding debt and other liabilities of $45.9 million and the carrying value of the real estate properties and other assets of approximately $34.9 million. The gain on extinguishment of debt related to the Goldman Mortgage Loan represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $175.9 million (excluding our subordinated interest in the Goldman Mortgage Loan in excess of the $12.0 million cash consideration from the lender for our subordinated interest in the loan) and the carrying value of the real estate properties and other assets of approximately $165.4 million, upon transfer of the property. During the year ended December 31, 2011, we recognized a gain on extinguishment of debt from discontinued operations of $115.5 million related to the National Industrial Portfolio Mortgage and Mezzanine Loans. The gain on extinguishment of debt related to the National Industrial Portfolio of $115.5 million (including amounts for noncontrolling interest of approximately $24.2 million) represents the difference between the carrying amount of the outstanding debt and other liabilities of $446.1 million and the carrying value of the real estate properties and other assets of $328.3 million, net of closing costs of $2.3 million, upon transfer of the properties.

Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010

The following table provides summary information about our results of operations for the year ended December 31, 2011 and 2010 (dollar amounts in thousands):

	Years Ended December 31,					
	2011	2010	Increase (Decrease)	Percentage Change	$ Change Due to GKK Properties	$ Change Due to Historical Real Estate Properties Held Throughout Both Periods
Rental income	$ 107,822	$ 80,385	$ 27,437	34 %	$ 31,329	$ (3,892)
Tenant reimbursements	29,749	15,496	14,253	92 %	14,437	(184)
Interest income from real estate loans receivable	13,383	42,321	(28,938)	(68)%	N/A	N/A
Interest income from real estate securities	2,857	3,090	(233)	(8)%	N/A	N/A
Parking revenues and other operating income	2,273	2,329	(56)	(2)%	635	(691)
Operating, maintenance, and management costs	48,752	23,196	25,556	110 %	24,305	1,251
Real estate taxes, property-related taxes and insurance	19,885	15,635	4,250	27 %	5,146	(896)
Asset management fees to affiliate	13,622	14,317	(695)	(5)%	1,139	(1,834)
General and administrative expenses	20,280	7,035	13,245	188 %	11,508	1,737
Depreciation and amortization expense	57,214	42,149	15,065	36 %	17,833	(2,768)
Interest expense	51,313	34,106	17,207	50 %	15,835	1,372
Impairment charge on real estate	6,833	—	6,833	100 %	—	6,833
Provision for loan losses	11,999	11,046	953	9 %	N/A	N/A
Gain on sales of foreclosed real estate held for sale	134	2,011	(1,877)	(93)%	N/A	N/A
Income from unconsolidated joint venture	5,029	7,701	(2,672)	(35)%	N/A	N/A
Gain on sales of real estate, net	5,141	5,646	(505)	(9)%	—	(505)
Other income	1,600	—	1,600	100 %	—	1,600
Loss from discontinued operations	(3,422)	(2,531)	(891)	35 %	(8,674)	7,783
Impairment charge on discontinued operations	(45,744)	(123,453)	77,709	(63)%	—	77,709
Gain from extinguishment of debt	115,531	—	115,531	100 %	—	115,531

Rental income from our real estate properties increased by $27.4 million primarily due to an increase of $31.3 million related to the transfer of the GKK Properties. Excluding the GKK Properties, rental income decreased by $3.9 million primarily due to lower occupancy (as a result of tenants vacating or tenants reducing leased space), lower rental rates for the year ended December 31, 2011 and a decrease in lease termination fees.

Tenant reimbursements from our real estate properties increased by $14.2 million primarily due to an increase of $14.4 million related to the transfer of the GKK Properties. Excluding the GKK Properties, tenant reimbursements decreased by $0.2 million primarily due to lower occupancy (as a result of tenants vacating or tenants reducing leased space), lower recovery of operating expenses during 2011 caused by the reset of tenant base years (as a result of new tenants and lease renewals) and lower reimbursable utility expenses and property taxes for certain properties.

The $28.9 million decrease in interest income from loans receivable was primarily due to the following:

- A net decrease of $20.9 million related to the GKK Mezzanine Loan. On September 1, 2011, we, through KBS, entered into the Settlement Agreement in satisfaction of the GKK Mezzanine Loan. As of December 15, 2011, GKK Stars had indirectly transferred to us all of the 867 GKK Properties that had indirectly secured the GKK Mezzanine Loan.
- A decrease of $4.6 million related to the pay-off of the 55 East Monroe Mezzanine Loan Origination on September 9, 2010.
- A decrease of $0.8 million related to the foreclosure on the properties secured by the Artisan Multifamily Portfolio Mezzanine Loan by the first mortgage lender on January 21, 2011 and our write-off of this investment.
- A decrease of $2.5 million related to the maturity and default of the 11 South LaSalle Loan on September 1, 2010.

Property operating, maintenance, and management costs from our real estate properties increased by $25.6 million primarily due to an increase of $24.3 million related to the transfer of the GKK Properties. Excluding the GKK Properties, property operating, maintenance, and management costs increased by $1.3 million due to an increase of $0.4 million in bad debt expense related to rental revenues and $0.8 million of bad debt expense related to an interest receivable write-off related to the 11 South LaSalle Loan and as well as an increase of $0.1 million in utilities and other operating expenses related to our real estate portfolio.

Real estate taxes, property-related taxes and insurance from our real estate properties increased by $4.3 million primarily due to an increase of $5.2 million related to the transfer of the GKK Properties. Excluding the GKK Properties, real estate taxes, property-related taxes and insurance decreased by $0.9 million primarily due to adjustments in the property tax estimates for two properties.

The $0.7 million decrease in asset management fees was due to the dispositions of real estate loans receivable and the exclusion of certain impaired real estate loans receivable from our asset management fee calculation.

General and administrative expenses increased by $13.2 million primarily due to an increase of $11.5 million related to the transfer of the GKK Properties. Excluding the GKK Properties transfer expenses, general and administrative expenses increased by $1.7 million primarily related to higher legal fees, professional fees and expenses related to the Transfer of the GKK Properties, partially offset by a decrease in fees and expenses related to the Tribeca Building. General and administrative expenses consist primarily of legal fees, audit fees, transfer agent fees, state and local income taxes and other professional fees.

Depreciation and amortization expense from our real estate properties increased by $15.0 million primarily due to an increase of $17.8 million related to the transfer of the GKK Properties. Excluding the GKK Properties, depreciation and amortization expense decreased by $2.8 million primarily due to decreased amortization of tenant origination and absorption costs resulting from lease expirations, partially offset by an increase of accelerated depreciation and amortization for early lease terminations or renewals during the year ended December 31, 2011.

Interest expense from the financing of our portfolio increased by $17.2 million primarily due to an increase of $15.8 million related to debt secured by the GKK Properties. Excluding debt secured by the GKK Properties, interest expense increased by $1.4 million primarily due to a $2.7 million increase related to the amortization of loan fee extension costs of $8.5 million under the Amended Repurchase Agreements, partially offset by a $1.0 million decrease due to a repayment in full of all mortgage debt on the Tribeca Building and a $0.3 million decrease due to a lower interest rate as a result of refinancing a portion of our debt. Included in interest expense is the amortization of deferred financing costs of $1.4 million and $7.0 million for the years ended December 31, 2010 and December 31, 2011, respectively.

During the year ended December 31, 2011, we recognized an impairment charge on real estate properties held for investment to reduce the book values of the real estate to their estimated fair values of $6.8 million with respect to three real estate properties. We did not recognize any impairment charges on real estate held for investment during the year ended December 31, 2010.

The provision for loan losses for the year ended December 31, 2011 increased by $1.0 million compared to the year ended December 31, 2010. During the year ended December 31, 2011, we recorded provision for loan losses of $12.0 million, which consisted of $30.1 million calculated on an asset-specific basis and partially offset by a decrease of $18.1 million calculated on a portfolio-basis. The provision for loan losses calculated on an asset-specific basis related to the 11 South LaSalle Loan Origination, the Park Central Mezzanine Loan and the San Antonio Business Park Mortgage Loan. We also charged-off $35.4 million of reserves for loan losses during the year ended December 31, 2011. During the year ended December 31, 2010, we recorded a provision for loan losses of $11.0 million, which consisted of an increase of a $16.9 million calculated on an asset-specific basis and partially offset by a reduction of $5.9 million calculated on a portfolio-basis. The asset-specific reserves related to the Artisan Multifamily Portfolio Mezzanine Loan.

We recognized $5.0 million and $7.7 million in income from an unconsolidated joint venture related to the Arden Portfolio during the years ended December 31, 2011 and 2010, respectively. See "— Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011" above for a discussion of the membership interest repurchase agreement with HSC Partners Joint Venture.

We recognized $1.6 million in other income during the year ended December 31, 2011 due to the write-off of the liability related to the $1.6 million of advances provided by our advisor as we determined that it was unlikely that we would meet the requirements at any future date to be obligated to reimburse our advisor for these amounts.

We recognized a gain on sale of real estate of $5.1 million related to the disposition of seven industrial properties and three office properties during the year ended December 31, 2011. During the year ended December 31, 2010, we recognized a gain on sale of real estate of $5.6 million related to the disposition of one office property and one industrial property.

Loss from discontinued operations for the year ended December 31, 2011 increased by $0.9 million compared to the year ended December 31, 2010. Income (loss) from discontinued operations is composed of the results of operations from properties sold and properties held for sale as of December 31, 2012. Total revenues and other income from discontinued operations increased from $104.5 million during the year ended December 31, 2010 to $155.0 million during the year ended December 31, 2011. Total expenses from discontinued operations increased from $107.0 million during the year ended December 31, 2010 to $158.4 million during the year ended December 31, 2011.

During the year ended December 31, 2011, we recognized an impairment charge on real estate from discontinued operations of $45.7 million with respect to seven office properties and seven industrial properties that were either held for sale or sold during the year ended December 31, 2011. The impairment charge was a result of a change in the estimated hold period and the resulting change in the estimated cash flows during the hold period or a reduction in the estimated sales prices of certain properties held for sale. The estimated sales prices were based on purchase and sale agreements we had entered into, offers received which we intended to accept or broker estimates of value. During the year ended December 31, 2010, we recognized an impairment charge on real estate from discontinued operations of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture. As of December 31, 2010, we held an 80% membership interest in the joint venture and consolidated the joint venture in our financial statements. As a result of revising our cash flow projections and holding period for the National Industrial Portfolio joint venture, we determined that the estimated undiscounted cash flows during the revised holding period (including proceeds from the disposal of the investment) were not sufficient to recover the carrying value of certain of the properties in the National Industrial Portfolio; therefore, we recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values.

During the year ended December 31, 2011, we recognized a gain on extinguishment of debt from discontinued operations of $115.5 million related to the National Industrial Portfolio Mortgage and Mezzanine Loans. See "— Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011."

Funds from Operations and Modified Funds from Operations

We believe that FFO is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current NAREIT definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In connection with NAREIT's Accounting and Financial Standards Hot Topics, we are excluding impairment charges on real estate assets from our calculation of FFO. We have also restated FFO from prior periods to exclude these impairment charges. NAREIT believes that impairment charges on real estate assets are often early recognition of losses on prospective sales of properties, and therefore, the exclusion of these impairments is consistent with the exclusion of gains and losses recognized from the sales of real estate. Although these losses are included in the calculation of net income (loss), we have excluded these impairment charges in our calculation of FFO because impairments do not impact the current operating performance of our investments, and may or may not provide an indication of future operating performance. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do.

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations ("MFFO") as an indicator of our ongoing performance. We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes non-operating items included in FFO and MFFO also excludes non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association ("IPA") in November 2010. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, MFFO does not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures and are useful in understanding how our management evaluates our ongoing operating performance.

Although MFFO includes other adjustments, the exclusion of straight-line rent, gain on extinguishment of debt and impairment charges related to our real estate-related investments are the most significant adjustments to us at the present time. We have excluded these items based on the following economic considerations:

- *Adjustments for straight-line rent.* These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, and also provide investors with a useful supplemental metric that addresses core operating performance by removing rent we hope to receive in a future period or rent that was received in a prior period;
- *Gain on extinguishment of debt.* A gain on extinguishment of debt represents the difference between the fair value of any consideration transferred to the lender in return for the extinguishment of a debt and the net carrying value of the debt at the time of settlement. We have excluded the gain from extinguishment of debt in our calculation of MFFO because these gains do not impact the current operating performance of our investments and do not provide an indication of future operating performance; and
- *Impairment charge on real estate loans receivable.* An impairment charge on real estate loans receivable represents a write-down of the carrying value of a real estate loan to reflect the current valuation of the asset, whether or not the asset is intended to be held long-term. Although these losses are included in the calculation of net income (loss), we have excluded these impairment charges in our calculation of MFFO because impairments do not impact the current operating performance of our investments, and may or may not provide an indication of future operating performance. We believe it is useful to investors to have a supplemental metric that addresses core operating performance directly and therefore excludes such things as impairment charges on real estate loans receivable.

Our calculation of FFO and MFFO is presented in the table below for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Years Ended December 31,		
	2012	2011	2010
Net loss attributable to common stockholders	$ (43,142)	$ (19,338)	$ (90,352)
Depreciation of real estate assets	47,888	29,851	20,444
Depreciation of real estate assets - discontinued operations	22,505	31,051	22,691
Amortization of lease-related costs	41,641	27,363	21,705
Amortization of lease-related costs - discontinued operations	28,029	21,773	15,833
Impairment charges on real estate	31,882	6,833	—
Impairment charges on real estate - discontinued operations	37,218	45,744	123,453
Gain on sale of foreclosed real estate held for sale	(127)	(134)	(2,011)
Gain on sale of real estate, net	(53,691)	(5,141)	(5,646)
Gain on sale of real estate securities	(25,456)	—	—
Adjustments for noncontrolling interest - consolidated entity [(1)]	—	(2,053)	(27,699)
FFO	86,747	135,949	78,418
Straight-line rent and amortization of above- and below-market leases	(24,429)	(16,188)	(8,912)
Gain from extinguishment of debt	(21,513)	(115,531)	—
Amortization of discounts and closing costs	(575)	(860)	(3,563)
Impairment charges on real estate loans receivable	142	11,999	11,046
Amortization of discount on mortgage loans related to the GKK Properties	1,429	3,983	—
Adjustments for noncontrolling interest - consolidated entity [(1)]	—	23,867	22
MFFO	$ 41,801	$ 43,219	$ 77,011

[(1)] Relates to the noncontrolling interest holder's share of our consolidated joint venture for the FFO and MFFO adjustments noted above.

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Distributions

Distributions declared, distributions paid and cash flows from operations were as follows during 2012 (in thousands, except per share amounts):

Period	Distributions Declared [(1)]	Distributions Declared Per Share [(1) (2)]	Distributions Paid [(3)]			Cash Flows From Operations
			Cash	Reinvested	Total	
First Quarter 2012	$ 16,227	$ 0.085	$ 13,594	$ 11,131	$ 24,725	$ 7,801
Second Quarter 2012	—	—	—	—	—	5,030
Third Quarter 2012	—	—	—	—	—	9,584
Fourth Quarter 2012	—	—	—	—	—	12,023
	$ 16,227	$ 0.085	$ 13,594	$ 11,131	$ 24,725	$ 34,438

[(1)] Distributions for the period from January 1, 2012 through February 28, 2012 were based on daily record dates and were calculated at a rate of $0.00143836 per share per day.

[(2)] Assumes share was issued and outstanding each day during from January 1, 2012 through February 28, 2012.

[(3)] Distributions declared for the period from January 1, 2012 through January 31, 2012 and February 1, 2012 through February 28, 2012 were paid on February 15, 2012 and March 30, 2012, respectively.

For the year ended December 31, 2012, we paid aggregate distributions of $24.7 million, including $13.6 million of distributions paid in cash and $11.1 million of distributions reinvested through our dividend reinvestment plan (which terminated effective April 10, 2012). As discussed below, all distributions were paid during the three months ended March 31, 2012. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $7.8 million of cash flows from operations from the three months ended March 31, 2012 and $16.9 million of a combination of operating cash reserves from prior periods, proceeds from the sale of properties in 2012 and 2011 and proceeds from debt financing. For purposes of determining the sources of our distributions paid, we assume first that we use current period cash flows from operations, operating cash reserves from prior periods, proceeds from asset sales and proceeds from financings from the relevant periods to fund distribution payments. For information with respect to our FFO for the three months ended March 31, 2012, see our Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed with the SEC.

We have paid distributions with proceeds from asset sales, financings and our cash flows from operations. On March 20, 2012, our board of directors approved the suspension of monthly distribution payments in order to manage our reduced cash flows from operations and to redirect available funds to reduce our debt. Our primary focus was the repayment of our Amended Repurchase Agreements. On August 17, 2012, we paid in full the entire principal balance outstanding under the Amended Repurchase Agreements with proceeds from a mezzanine loan. In December 2012, we paid in full the principal balance under that mezzanine loan with proceeds from asset sales. We also expect to use available funds to continue to pay down our debt obligations. Reducing our debt will allow us to hold certain assets in our portfolio with a goal of improving their value and the returns to our stockholders. After repaying some of our other debt obligations through the suspension of monthly distribution payments and the sale of certain assets, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. We will continue our existing strategy of selling assets when we believe the assets have reached the stage that disposition will assist in improving returns to our investors.

As a result of general economic conditions over the last several years, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. Economic conditions have impacted our real estate investments resulting in a decline in the occupancy of our portfolio, an important element to the continued growth of our portfolio, that has resulted in lower current cash flow. Tenant-specific issues, including bankruptcy and down-sizing, have placed downward pressure on our operating cash flow because these tenants have terminated their leases early, not renewed their leases or have not paid their contractual rent to us. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of increases in future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, may result in additional decreases in cash flow. Asset sales in 2011 and 2012 and expected future asset sales have resulted in and will result in further decreases in operating cash flow. In addition, we have experienced a decline in cash flow from our real estate-related investments. In particular, our investments in mezzanine and mortgage loans have been impacted as the operating performance and values of buildings directly or indirectly securing our investment positions have decreased from the date of our acquisition or origination of these investments. In such instances, some of the borrowers have not been able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the ability of some borrowers under our loans to make contractual interest payments to us.

Due to these factors, we may not generate sufficient operating cash flow on a quarterly basis to cover our operations. If our cash flow from operations deteriorates, we will be more dependent on asset sales to fund our operations and for our liquidity needs. These factors could also reduce our stockholders' overall investment return.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward-Looking Statements," Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets," Part I, Item 1A, "Risk Factors" and " — Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations; our ability to sell assets to cover liquidity needs; our ability to successfully operate and sell the GKK Properties given current economic conditions and the concentration of the GKK Properties in the financial services sector; the significant debt obligations we have assumed with respect to the GKK Properties; and our advisor's limited experience operating and selling bank branch properties.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we reverse the accrual for unpaid interest and generally do not recognize subsequent interest income until cash is received, or the loan returns to accrual status. We will resume the accrual of interest if we determine the collection of interest according to the contractual terms of the loan is probable.

We generally recognize income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. We consider the collectibility of the loan's principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis.

Real Estate Securities

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

We recognize interest income on our cash and cash equivalents as it is earned and classify such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	15 - 40 years
Building improvements	10 - 25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Held for Sale and Discontinued Operations

We generally consider non-foreclosed real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, we record the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and we will not have any significant continuing involvement in the operations of the property following the sale.

Change in a Plan to Sell

We generally consider real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. When real estate is initially considered "held for sale" it is measured at the lower of its depreciated book value, or fair value less costs to sell. Changes in the market may compel us to decide to reclassify a property that was designated as held for sale to held for investment. A property that is reclassified from held for sale to held for investment is measured and recorded individually at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used, or (ii) its fair value at the date of the subsequent decision not to sell. Any adjustment to the carrying amount of the property as a result of the reclassification is included in income from continuing operations as an impairment charge on real estate held for investment.

Real Estate Held for Non-Sale Disposition

We consider real estate assets that do not meet the criteria for held for sale but are expected to be disposed of other than by sale as real estate held for non-sale disposition. The assets and liabilities related to real estate held for non-sale disposition are included in our consolidated balance sheets and the results of operations are presented as part of continuing operations in our consolidated statements of operations for all periods presented. The assets and liabilities of these properties will be removed from our consolidated balance sheets and the results of operations will be reclassified to discontinued operations on our consolidated statements of operations upon the ultimate disposition of the real estate.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale consists of properties acquired through foreclosure or by deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans that we intend to market for sale in the near term. Foreclosed real estate held for sale is recorded at the estimated fair value of the real estate (net of liabilities assumed) less costs to sell, or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property less estimated costs to sell, if any, is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in our consolidated statements of operations. The gain or loss on final disposition of foreclosed real estate held for sale will be recorded as other income and is considered income (loss) from continuing operations as it represents the final stage of our loan collection process.

Real Estate Loans Receivable

Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves, and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

The reserve for loan losses is a valuation allowance that reflects our estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" in our consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses includes a portfolio-based component and an asset-specific component.

An asset-specific reserve relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of our loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

A portfolio-based reserve covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that a loss occurred in the pool of loans and the amount of the loss can be reasonably estimated, but we do not know which specific loans within the pool will ultimately result in losses. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, we assign estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, our willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar years 2007 through 2011 remain subject to examination by major tax jurisdictions.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Disposition of Properties Subsequent to December 31, 2012

Subsequent to December 31, 2012 and through March 12, 2013, we sold 30 GKK Properties, which were classified as held for sale as of December 31, 2012, for $36.1 million (net of selling costs), which resulted in net sales proceeds of $4.1 million after the repayment of debt outstanding. The net sales proceeds from the sales of these GKK Properties were used to fund loan reserves. In addition, on March 8, 2013, we sold 40 of the PB Capital Properties to the PB Capital Buyer for an aggregate purchase price of $240.9 million, excluding closing costs (see discussion below).

PB Capital Sale Agreement

On November 6, 2012, we, through an indirect wholly owned subsidiary (the "PB Capital Owner") that owns certain office properties, operations centers and bank branches, entered into various purchase and sale agreements (collectively, the "PB Capital Sale Agreement") for the sale of 41 properties, containing 3.4 million rentable square feet (the "PB Capital Properties"), to National Financial Realty — WFB East Coast, LLC (the "PB Capital Buyer"), an unaffiliated entity. Pursuant to the PB Capital Sale Agreement, the purchase price for the PB Capital Properties was $250.0 million. On March 8, 2013, we sold 40 of the PB Capital Properties to the PB Capital Buyer for an aggregate purchase price of $240.9 million, excluding closing costs. The aggregate purchase price includes the assumption by the PB Capital Buyer of a mortgage loan at the face amount secured by the PB Capital Properties. This mortgage loan had an outstanding principal balance of $210.5 million.

Certain of the PB Capital Properties are leased to Wells Fargo under a master lease whereby Wells Fargo may exercise rights of first offer or rights of first refusal. Wells Fargo exercised its right of first refusal with respect to one of the PB Capital Properties containing 111,898 rentable square feet and on January 10, 2013, Wells Fargo purchased that PB Capital Property from the PB Capital Owner for a purchase price of $9.1 million.

As of December 31, 2012, the carrying value of the PB Capital Properties (including above and below market lease intangibles, and excluding other assets and liabilities transferred to the PB Capital Buyer) in our consolidated financial statement was approximately $218.9 million.

Share Redemption Program

On March 6, 2013, our board of directors approved an amended and restated share redemption program (the "Amended Share Redemption Program"). For more information, see Part II, Item 9B, "Other Information — Share Redemption Program."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to (i) maintain liquidity, (ii) fund the financing and refinancing of our real estate investment portfolio, and (iii) fund operations and payments on the debt assumed in connection with the Settlement Agreement. We are also exposed to the effects of changes in interest rates as a result of our investments in mortgage, mezzanine and other loans and investments in real estate related assets. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the overall returns to our common stockholders and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book values and the weighted-average interest rates of our real estate loans receivable and notes payable for each category as of December 31, 2012 based on the maturity dates and the notional amounts and average pay and receive rates of our derivative instruments as of December 31, 2012 based on maturity dates (dollars in thousands):

	Maturity Date						Total Book Value or Notional Amounts [1]	Fair Value
	2013	2014	2015	2016	2017	Thereafter		
Assets								
Loans receivable								
Mezzanine loans - fixed rate	$ —	$ —	$ —	$ —	$ 5,033	$ —	$ 5,033	$ 2,771
Average effective interest rate [2]	—	—	—	—	7.1%	—	7.1%	
Mortgage loans - fixed rate	$ 6,850	$ —	$ —	$ —	$ —	$ —	$ 6,850	$ 6,767
Average effective interest rate [2]	9.5%	—	—	—	—	—	9.5%	
B-notes - fixed rate	$ —	$ —	$ —	$ —	$ 19,185	$ —	$ 19,185	$ 15,629
Average effective interest rate [2]	—	—	—	—	11.5%	—	11.5%	
Liabilities								
Notes payable								
Fixed rate	$ 88,442	$ 76,375	$ —	$ 62,200	$ —	$ —	$ 227,017	$ 235,680
Average interest rate [3]	5.8%	5.9%	—	5.9%	—	—	5.9%	
Fixed rate - GKK Properties mortgage loans	$ 69,698	$ —	$ 36,371	$ 64,706	$ 127,322	$ 326,855	$ 624,952	$ 613,529
Average interest rate [3]	6.5%	—	5.1%	5.5%	6.2%	6.4%	6.2%	
Variable rate	$ 13,753	$ —	$ 198,680	$ —	$ —	$ —	$ 212,433	$ 208,100
Average interest rate [3]	3.0%	—	2.8%	—	—	—	2.8%	
Variable rate - GKK Properties mortgage loans	$ 256,131	$ —	$ —	$ —	$ —	$ —	$ 256,131	$ 258,614
Average interest rate [3]	2.8%	—	—	—	—	—	2.8%	
Derivative instruments								
Interest rate swaps, notional amount	$ 34,275	$ —	$ —	$ —	$ —	$ —	$ 34,275	$ 115
Average pay rate [4]	2.3%	—	—	—	—	—	2.3%	
Average receive rate [5]	0.2%	—	—	—	—	—	0.2%	

[1] Book value of loans receivable is presented gross of portfolio-based reserve and asset-specific reserves.

[2] The average effective interest rate is calculated based on actual interest income recognized in 2012, including interest income recognized through accretion of discounts, calculated using the interest method divided by the average cost basis of the investment less the unamortized discount. The annual effective interest rates and maturity dates presented are as of December 31, 2012.

[3] Average interest rate is the weighted-average interest rate. Weighted-average interest rate as of December 31, 2012 is calculated as the actual interest rate in effect at December 31, 2012 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices at December 31, 2012, where applicable.

[4] Average pay rate is the interest rate swap fixed rate.

[5] Average receive rate is the 30-day LIBOR rate at December 31, 2012.

We borrow funds and made investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loans receivable unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. As of December 31, 2012, the fair value and book value of our fixed rate real estate loans receivable were $25.2 million and $28.8 million, respectively. The fair value estimate of our real estate loans receivable is calculated using an internal valuation model that considers the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As of December 31, 2012, the fair value of our fixed rate debt was $849.2 million and the carrying value of our fixed rate debt was $852.0 million. The fair value estimate of our fixed rate debt was calculated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of December 31, 2012. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting changes in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on $437.6 million of our $471.9 million of variable rate debt outstanding, after giving consideration to the impact of interest rate swap agreements on approximately $34.3 million of our variable rate debt. Based on interest rates as of December 31, 2012, if interest rates are 100 basis points higher during the 12 months ending December 31, 2013, interest expense on our variable rate debt outstanding would increase by approximately $4.0 million. As of December 31, 2012, one-month LIBOR was 0.2087% and if this index was reduced to 0% during the 12 months ending December 31, 2013, interest expense on our variable rate debt would decrease by $0.8 million.

The weighted-average annual effective interest rate of our fixed rate real estate loans receivable as of December 31, 2012 was 10.3%. The weighted-average annual effective interest rate represents the effective interest rate as of December 31, 2012, using the interest method, which we use to recognize interest income on our real estate loans receivable without asset-specific loan loss reserves. The weighted-average interest rates of our fixed rate debt and variable rate debt as of December 31, 2012 were 6.1% and 2.8%, respectively. The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate caps, floors and swaps), using interest rate indices as of December 31, 2012, where applicable.

For developments related to our loans receivable and notes payable, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

As of the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

Share Redemption Program

On March 6, 2013, our board of directors approved the Amended Share Redemption Program. Pursuant to the Amended Share Redemption Program, we have modified how we will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in our currently effective, or the most recently effective, registration statement, as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if we cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then we will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then we would redeem all of such stockholder's shares. If we are redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

There were no other changes to the share redemption program. The Amended Share Redemption Program will be effective for redemptions under the program 30 days after we file this Annual Report on Form 10-K. The complete plan document is filed as an exhibit to this Annual Report on Form 10-K and is available at the SEC's website at *http://www.sec.gov*.

PART III

We will file a definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2013 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found at *http://www.kbsreit.com*.

The other information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedules are included herein at pages F-49 through F-71 of this report:

Schedule II - Valuation and Qualifying Accounts

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

Schedule IV - Mortgage Loans on Real Estate

(b) Exhibits

Ex.	Description
3.1	Articles of Amendment and Restatement of the Company, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006
3.2	Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006
4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-11, Commission File No. 333-126087
4.2	Third Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 28, 2009
10.1	First Amendment to Operating Agreement of HC KBS NIP JV, LLC (related to the National Industrial Portfolio joint venture), by and between HC NIP JV, LLC and KBS NIP JV Member LLC, dated March 5, 2012, incorporated by reference to Exhibit 10.122 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011
10.2	Amendment No. 1 to the Advisory Agreement, by and between the Company and KBS Capital Advisors LLC, dated as of March 20, 2012, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012
10.3	Asset Management Services Agreement, by and between KBS Acquisition Sub, LLC and GKK Realty Advisors LLC, dated as of March 30, 2012, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012
10.4	Agreement for Sale of Membership Interests (related to BBD-1), by and between KBS Acquisition Sub-Owner 2, LLC and BBD1 Holdings LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.5	First Amendment to Asset Management Services Agreement (related to BBD-1), by and between KBS Acquisition Sub, LLC and GKK Realty Advisors LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.6	Loan Agreement (related to Gramercy/Garrison Mezzanine Loan), by and among KBS REIT Properties, LLC, KBS Acquisition Sub-Owner 5, LLC, KBS Acquisition Sub-Owner 6, LLC, KBS Acquisition Sub-Owner 7, LLC, KBS Acquisition Sub-Owner 8, LLC, Gramercy Investment Trust, Garrison Commercial Funding XI LLC, and Gramercy Loan Services LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.7	Promissory Note (related to Gramercy/Garrison Mezzanine Loan), by KBS REIT Properties, LLC, KBS Acquisition Sub-Owner 5, LLC, KBS Acquisition Sub-Owner 6, LLC, KBS Acquisition Sub-Owner 7, LLC and KBS Acquisition Sub-Owner 8, LLC, for the benefit of Garrison Commercial Funding XI LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012

Ex.	Description
10.8	Promissory Note (related to Gramercy/Garrison Mezzanine Loan), by KBS REIT Properties, LLC, KBS Acquisition Sub-Owner 5, LLC, KBS Acquisition Sub-Owner 6, LLC, KBS Acquisition Sub-Owner 7, LLC and KBS Acquisition Sub-Owner 8, LLC, for the benefit of Gramercy Investment Trust, dated as of August 17, 2012, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.9	Guaranty (related to Gramercy/Garrison Mezzanine Loan), by the Company, for the benefit of Gramercy Investment Trust, Garrison Commercial Funding XI LLC and Gramercy Loan Services LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.10	Pledge and Security Agreement (related to Gramercy/Garrison Mezzanine Loan), by KBS Acquisition Sub, LLC, for the benefit of Gramercy Loan Services LLC, Gramercy Investment Trust and Garrison Commercial Funding XI LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.11	Pledge and Security Agreement (related to Gramercy/Garrison Mezzanine Loan), by KBS REIT Properties, LLC, for the benefit of Gramercy Loan Services LLC, Gramercy Investment Trust and Garrison Commercial Funding XI LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.12	Pledge and Security Agreement (related to Gramercy/Garrison Mezzanine Loan), by KBS Acquisition Sub-Owner 5, LLC, KBS Acquisition Sub-Owner 6, LLC, KBS Acquisition Sub-Owner 7, LLC and KBS Acquisition Sub-Owner 8, LLC, for the benefit of Gramercy Loan Services LLC, Gramercy Investment Trust and Garrison Commercial Funding XI LLC, dated as of August 17, 2012, incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.13	Advisory Agreement, by and between the Company and KBS Capital Advisors, LLC, dated as of November 8, 2012, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012
10.14	First Amendment to Agreement for Sale of Membership Interests (related to BBD-1), by and between KBS Acquisition Sub-Owner 2, LLC and GPT GIG BOA Portfolio Holdings LLC, dated as of November 6, 2012
10.15	Omnibus Agreement (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and KBS REIT Properties, LLC, dated as of dated as of November 6, 2012
10.16	Purchase and Sale Agreement (RFR Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and KBS REIT Properties, LLC, dated as of dated as of November 6, 2012, with attached schedule referencing substantially similar RFR Properties omitted
10.17	Purchase and Sale Agreement (ROFO Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and KBS REIT Properties, LLC, dated as of dated as of November 6, 2012, with attached schedule referencing substantially similar ROFO Properties omitted
10.18	Purchase and Sale Agreement (Standard Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and KBS REIT Properties, LLC, dated as of dated as of November 6, 2012, with attached schedule referencing substantially similar Standard Properties omitted
10.19	Omnibus Amendment to Purchase and Sale Agreements (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of December 21, 2012
10.20	First Amendment to Purchase and Sale Agreement (RFR Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of dated as of December 14, 2012, with attached schedule referencing substantially similar RFR Properties omitted
10.21	First Amendment to Purchase and Sale Agreement (ROFO Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of dated as of December 14, 2012, with attached schedule referencing substantially similar ROFO Properties omitted
10.22	First Amendment to Purchase and Sale Agreement (Standard Properties) (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of dated as of December 14, 2012, with attached schedule referencing substantially similar Standard Properties omitted

Ex.	Description
10.23	Second Omnibus Amendment to Purchase and Sale Agreements (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of January 15, 2013
10.24	Third Omnibus Amendment to Purchase and Sale Agreements (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of January 16, 2013
10.25	Fourth Omnibus Amendment to Purchase and Sale Agreements (related to PB Capital), by and between First States Investors 3300 B, L.P. and National Financial Realty - WFB East Coast, LLC, dated as of January 17, 2013
10.26	Fifth Omnibus Amendment to Purchase and Sale Agreement and First Amendment to Omnibus Agreement (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and National Financial Realty - East Coast Portfolio I, LLC, dated as of January 18, 2013
10.27	Second Amendment to Purchase and Sale Agreement (related to PB Capital), by and between First States Investors 3300 B, L.P., National Financial Realty - WFB East Coast, LLC and National Financial Realty - East Coast Portfolio I, LLC, dated as of February 28, 2013
21.1	Subsidiaries of the Company
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Amended and Restated Share Redemption Program, dated March 20, 2012, incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011
99.2	Amended and Restated Share Redemption Program, dated March 6, 2013
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
KBS Real Estate Investment Trust, Inc.

We have audited the accompanying consolidated balance sheets of KBS Real Estate Investment Trust, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Real Estate Investment Trust, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 13, 2013

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Real estate held for investment:		
Land	$ 329,070	$ 336,429
Buildings and improvements	1,167,283	1,202,553
Tenant origination and absorption costs	129,832	142,224
Total real estate held for investment, at cost and net of impairment charges	1,626,185	1,681,206
Less accumulated depreciation and amortization	(179,037)	(132,636)
Total real estate held for investment, net	1,447,148	1,548,570
Real estate held for sale, net	301,686	1,415,663
Foreclosed real estate held for sale	26,275	28,848
Total real estate, net	1,775,109	2,993,081
Real estate loans receivable, net	28,846	45,024
Real estate securities	16,411	46,249
Total real estate and real estate-related investments, net	1,820,366	3,084,354
Cash and cash equivalents	254,578	53,991
Restricted cash	112,916	122,090
Pledged government securities	—	91,541
Rents and other receivables, net	49,292	41,981
Above-market leases, net	32,055	39,635
Assets related to real estate held for sale	1,178	28,772
Deferred financing costs, prepaid expenses and other assets	33,170	42,424
Total assets	$ 2,303,555	$ 3,504,788
Liabilities and equity		
Notes payable and repurchase agreements:		
Notes payable	$ 1,056,081	$ 1,091,462
Repurchase agreements	—	149,657
Notes payable related to real estate held for sale	264,452	1,058,089
Total notes payable and repurchase agreements	1,320,533	2,299,208
Accounts payable and accrued liabilities	40,506	57,355
Due to affiliates	104	—
Distributions payable	—	8,498
Below-market leases, net	69,277	83,363
Liabilities related to real estate held for sale	34,803	124,563
Other liabilities	56,917	71,544
Total liabilities	1,522,140	2,644,531
Commitments and contingencies (Note 16)		
Redeemable common stock	10,000	45,376
Stockholders' equity		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 191,061,016 and 190,731,533 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	1,911	1,907
Additional paid-in capital	1,677,725	1,639,228
Cumulative distributions and net losses	(909,401)	(850,032)
Accumulated other comprehensive income	1,180	23,778
Total stockholders' equity	771,415	814,881
Total liabilities and stockholders' equity	$ 2,303,555	$ 3,504,7[illegible]

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Rental income	$ 171,442	$ 107,822	$ 80,385
Tenant reimbursements	54,606	29,749	15,496
Interest income from real estate loans receivable	3,189	13,383	42,321
Interest income from real estate securities	689	2,857	3,090
Parking revenues and other operating income	3,657	2,273	2,329
Total revenues	233,583	156,084	143,621
Expenses:			
Operating, maintenance, and management	84,907	48,752	23,196
Real estate taxes, property-related taxes, and insurance	29,979	19,885	15,635
Asset management fees to affiliate	11,598	13,622	14,317
General and administrative expenses	22,447	20,280	7,035
Depreciation and amortization	89,529	57,214	42,149
Interest expense	69,765	51,313	34,106
Impairment charge on real estate held for investment	31,882	6,833	—
Provision for loan losses	142	11,999	11,046
Total expenses	340,249	229,898	147,484
Other income			
Gain on sales of foreclosed real estate held for sale	127	134	2,011
Gain on sales of real estate securities	25,456	—	—
Income from unconsolidated joint venture	750	5,029	7,701
Other interest income	54	102	110
Other income	—	1,600	—
Total other income	26,387	6,865	9,822
Income (loss) from continuing operations	(80,279)	(66,949)	5,959
Discontinued operations:			
Gain on sales of real estate, net	53,691	5,141	5,646
Loss from discontinued operations	(849)	(3,422)	(2,531)
Impairment charges on discontinued operations	(37,218)	(45,744)	(123,453)
Gain from extinguishment of debt	21,513	115,531	—
Total gain (loss) from discontinued operations	37,137	71,506	(120,338)
Net income (loss)	(43,142)	4,557	(114,379)
Net (income) loss attributable to noncontrolling interest in discontinued operations	—	(23,895)	24,027
Net loss attributable to common stockholders	$ (43,142)	$ (19,338)	$ (90,352)
Basic and diluted income (loss) per common share:			
Continuing operations	$ (0.42)	$ (0.48)	$ 0.16
Discontinued operations	0.19	0.38	(0.66)
Net loss per common share	$ (0.23)	$ (0.10)	$ (0.50)
Weighted-average number of common shares outstanding, basic and diluted	191,547,385	188,134,294	182,437,352

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income (loss)	$ (43,142)	$ 4,557	$ (114,379)
Other comprehensive income (loss)			
Reclassification of realized gain on real estate securities	(25,240)	—	—
Unrealized change in market value of real estate securities	1,294	28,902	6,145
Unrealized gains on derivative instruments	1,348	3,912	1,549
Total other comprehensive income (loss)	(22,598)	32,814	7,694
Total comprehensive income (loss)	(65,740)	37,371	(106,685)
Total comprehensive income (loss) attributable to noncontrolling interests	—	(23,986)	24,056
Total comprehensive income (loss) attributable to common stockholders	$ (65,740)	$ 13,385	$ (82,629)

See accompanying notes to consolidated financial statements.

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
	Shares	Amounts						
Balance, December 31, 2009	179,431,593	$ 1,794	$ 1,548,512	$ (545,805)	$ (16,668)	$ 987,833	$ 4,787	$ 992,620
Net loss	—	—	—	(90,352)	—	(90,352)	(24,027)	(114,379)
Other comprehensive income	—	—	—	—	7,723	7,723	(29)	7,694
Noncontrolling interest contributions	—	—	—	—	—	—	158	158
Distributions to noncontrolling interest	—	—	—	—	—	—	(3,225)	(3,225)
Issuance of common stock	6,480,377	65	46,475	—	—	46,540	—	46,540
Redemptions of common stock	(591,875)	(6)	(4,241)	—	—	(4,247)	—	(4,247)
Transfers to redeemable common stock	—	—	11,359	—	—	11,359	—	11,359
Distributions declared	—	—	—	(95,761)	—	(95,761)	—	(95,761)
Commissions on stock issuances to affiliate	—	—	(1,160)	—	—	(1,160)	—	(1,160)
Other offering costs	—	—	(97)	—	—	(97)	—	(97)
Balance, December 31, 2010	185,320,095	$ 1,853	$ 1,600,848	$ (731,918)	$ (8,945)	$ 861,838	$ (22,336)	$ 839,502
Net (loss) income	—	—	—	(19,338)	—	(19,338)	23,895	4,557
Other comprehensive income	—	—	—	—	32,723	32,723	91	32,814
Distributions to noncontrolling interest	—	—	—	—	—	—	(1,650)	(1,650)
Issuance of common stock	6,351,438	63	46,429	—	—	46,492	—	46,492
Redemptions of common stock	(940,000)	(9)	(6,872)	—	—	(6,881)	—	(6,881)
Transfers to redeemable common stock	—	—	6	—	—	6	—	6
Distributions declared	—	—	—	(98,776)	—	(98,776)	—	(98,776)
Commissions on stock issuances to affiliate	—	—	(1,115)	—	—	(1,115)	—	(1,115)
Other offering costs	—	—	(68)	—	—	(68)	—	(68)
Balance, December 31, 2011	190,731,533	$ 1,907	$ 1,639,228	$ (850,032)	$ 23,778	$ 814,881	$ —	$ 814,881
Net loss	—	—	—	(43,142)	—	(43,142)	—	(43,142)
Other comprehensive loss	—	—	—	—	(22,598)	(22,598)	—	(22,598)
Issuance of common stock	1,713,996	17	11,114	—	—	11,131	—	11,131
Redemptions of common stock	(1,384,513)	(13)	(7,715)	—	—	(7,728)	—	(7,728)
Transfers from redeemable common stock	—	—	35,376	—	—	35,376	—	35,376
Distributions declared	—	—	—	(16,227)	—	(16,227)	—	(16,227)
Commissions on stock issuances to affiliate	—	—	(262)	—	—	(262)	—	(262)
Other offering costs	—	—	(16)	—	—	(16)	—	(16)
Balance, December 31, 2012	191,061,016	$ 1,911	$ 1,677,725	$ (909,401)	$ 1,180	$ 771,415	$ —	$ 771,415

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net (loss) income	$ (43,142)	$ 4,557	$ (114,379)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization			
Continuing operations	89,529	57,214	42,149
Discontinued operations	50,534	52,824	38,524
Income from unconsolidated joint venture	—	(5,029)	(7,701)
Distribution of earnings from unconsolidated joint venture	—	5,029	7,701
Impairment charge on real estate - continuing operations	31,882	6,833	—
Impairment charges on real estate - discontinued operations	37,218	45,744	123,453
Amortization of investment in master lease	—	436	647
Noncash interest income on real estate-related investments	(575)	(860)	(3,563)
Change in provision for loan losses	53	11,935	11,046
Deferred rent	(6,662)	(7,654)	(6,932)
Bad debt expense	835	2,276	654
Amortization of deferred financing costs	6,850	8,112	2,460
Amortization of above- and below-market leases, net	(17,767)	(8,970)	(2,627)
Amortization of cost of derivative instruments	—	474	121
Gain on sales of foreclosed real estate held for sale	(127)	(134)	(2,011)
Gain on sales of real estate, net	(53,691)	(5,141)	(5,646)
Gain on sales of real estate securities	(25,456)	—	—
Gain from extinguishment of debt	(21,513)	(115,531)	—
Amortization of discount and premium on notes payable, net	1,429	3,983	—
Other amortization	—	—	718
Changes in operating assets and liabilities:			
Restricted cash for operational expenditures	2,809	6,782	1,909
Rents and other receivables	2,801	(218)	(4,034)
Prepaid expenses and other assets	2,444	(15,330)	(10,585)
Accounts payable and accrued liabilities	(5,049)	(391)	(6,713)
Due to affiliates	104	(6,995)	514
Other liabilities	(18,068)	(887)	(12,317)
Net cash provided by operating activities	34,438	39,059	53,388
Cash Flows from Investing Activities:			
Improvements to real estate	(21,805)	(34,685)	(20,793)
Proceeds from sales of real estate, net	833,469	176,857	71,118
Proceeds from sales of foreclosed real estate held for sale	2,700	20,396	44,819
Proceeds from sale of real estate loans receivable	16,830	32,381	4,084
Investments in real estate loans receivable	—	(41,159)	(4,105)
Principal repayments on real estate loans receivable	18	360	70,768
Extension fees related to real estate loans receivable	103	83	3,547
Proceeds from sale of real estate securities	46,214	—	—
Purchases of pledged securities	(1,833)	—	—
Maturities of pledged securities	10,424	—	—
Cash received from the Transfer of the GKK Properties	—	32,141	—
Net change in restricted cash for capital expenditures	2,558	2,948	(2,507)
Net cash provided by investing activities	888,678	189,322	166,931
Cash Flows from Financing Activities:			
Proceeds from notes payable	159,382	172,839	43,015
Principal payments on notes payable	(699,525)	(260,312)	(98,270)
Principal payments on repurchase agreements	(149,657)	(162,396)	(9,660)
Cash surrendered from deed in lieu of foreclosures	(162)	(2,349)	—
Purchase of derivative instruments	—	—	(179)
Net change in restricted cash for debt service obligations	(8,410)	—	—
Payments of deferred financing costs	(2,557)	(12,326)	(1,217)
Payments to redeem common stock	(7,728)	(6,881)	(4,247)
Payments of commissions on stock issuances and other offering costs	(278)	(1,183)	(1,257)
Distributions paid to common stockholders	(13,594)	(52,040)	(48,958)
Noncontrolling interest contributions	—	—	158
Distributions paid to noncontrolling interest	—	(1,650)	(3,225)
Net cash used in financing activities	(722,529)	(326,298)	(123,840)
Net increase (decrease) in cash and cash equivalents	200,587	(97,917)	96,479
Cash and cash equivalents, beginning of period	53,991	151,908	55,429
Cash and cash equivalents, end of period	$ 254,578	$ 53,991	$ 151,908

See accompanying notes to consolidated financial statements.

1. ORGANIZATION

KBS Real Estate Investment Trust, Inc. (the "Company") was formed on June 13, 2005 as a Maryland corporation and has elected to be taxed as a real estate investment trust ("REIT"). Substantially all of the Company's assets are held by, and the Company conducts substantially all of its operations through, KBS Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries. The Company is the sole general partner of and directly owns a 99% partnership interest in the Operating Partnership. The Company's wholly owned subsidiary, KBS REIT Holdings LLC, a Delaware limited liability company ("KBS REIT Holdings"), owns the remaining 1% partnership interest in the Operating Partnership and is its sole limited partner.

The Company owns a diverse portfolio of real estate and real estate-related investments. As of December 31, 2012, the Company owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties (defined below). In addition, as of December 31, 2012, the Company owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces were owned by the Company and are held for sale.

On September 1, 2011, the Company, through indirect wholly owned subsidiaries (collectively, "KBS"), entered into a Collateral Transfer and Settlement Agreement (the "Settlement Agreement") with, among other parties, GKK Stars Acquisition LLC ("GKK Stars"), the wholly owned subsidiary of Gramercy Capital Corp. ("Gramercy") that indirectly owned the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS in satisfaction of certain debt obligations under a mezzanine loan owed by wholly owned subsidiaries of Gramercy to KBS (the "GKK Mezzanine Loan"). The Settlement Agreement resulted in the transfer of the equity interests in certain subsidiaries of Gramercy (the "Equity Interests") that indirectly owned or, with respect to a limited number of properties, held a leasehold interest in, 867 properties (the "GKK Properties"), including 576 bank branch properties and 291 office buildings, operations centers and other properties. As of December 15, 2011, GKK Stars had transferred all of the Equity Interests to the Company, giving the Company title to or, with respect to a limited number of GKK Properties, a leasehold interest in, 867 GKK Properties as of that date.

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the "Advisor"), an affiliate of the Company, pursuant to an advisory agreement with the Company (the "Advisory Agreement") in effect through November 8, 2013. The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days written notice. The Advisor owns 20,000 shares of the Company's common stock.

Upon commencing its initial public offering (the "Offering"), the Company retained KBS Capital Markets Group LLC (the "Dealer Manager"), an affiliate of the Advisor, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement dated January 27, 2006 (the "Dealer Manager Agreement"). The Company ceased offering shares of common stock in its primary offering on May 30, 2008. The Company's dividend reinvestment plan terminated effective April 10, 2012.

The Company sold 171,109,494 shares of common stock in its primary offering for gross offering proceeds of $1.7 billion. The Company sold 28,306,086 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $233.7 million. As of December 31, 2012, the Company had redeemed 8,374,564 of the shares sold in the Offering for $70.2 million.

Asset Management Services Agreement Related to the GKK Properties

On March 30, 2012, the Company, through an indirect wholly owned subsidiary ("KBS Acquisition Sub"), entered into an Asset Management Services Agreement (the "Services Agreement") with GKK Realty Advisors LLC (the "Property Manager"), an affiliate of Gramercy, with respect to the GKK Properties. Pursuant to the Services Agreement, the Property Manager agreed to provide, among other services: standard asset management services, assistance related to dispositions, accounting services and budgeting and business plans for the GKK Properties (collectively, the "Services").

As compensation for the Services, the Company agreed to pay to the Property Manager: (i) an annual fee of $12.0 million plus all GKK Property-related expenses incurred by the Property Manager, the payment of a portion of which annual fee may be deferred by the Company until not later than June 30, 2013, and (ii) subject to certain terms and conditions contained in the Services Agreement, participation interests in the amounts by which the net sales value of all of the Company's properties sold plus the value of the Company's remaining net assets exceed certain threshold amounts, which participation will equal not less than $3.5 million and not more than $12.0 million, measured on a date as determined pursuant to the terms of the Services Agreement.

On August 17, 2012, the Company, through KBS Acquisition Sub, entered into an amendment to its Services Agreement (the "Amended Services Agreement") with the Property Manager. Pursuant to the Amended Services Agreement, the annual fee to be paid for the Services was reduced to $9.0 million, upon the sale by the Company of the BBD1 Equity Interests to the BBD1 Buyer, an affiliate of the Property Manager, on December 6, 2012 (see Note 7, "Real Estate Held for Sale and Discontinued Operations - BBD1 Disposition"). The Amended Services Agreement will terminate on December 31, 2015. The initial date on which either party can terminate the Amended Services Agreement also has been extended by six months as follows: on or after September 30, 2013, the Company may terminate the Amended Services Agreement with an effective termination date of March 31 (except for calendar year 2013) or September 30 of any calendar year (including September 30, 2013), on ninety days written notice to the Property Manager, with the payment of a termination fee of up to $5.0 million and subject to certain other terms contained in the agreement; and on or after June 30, 2013, the Property Manager may terminate the Amended Services Agreement on ninety days written notice to the Company, without the payment of a termination fee and subject to certain other terms contained in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings, the Operating Partnership, their direct and indirect wholly owned subsidiaries, and joint ventures the Company controls or for which it is the primary beneficiary, as well as the related amounts of noncontrolling interests. All significant intercompany balances and transactions are eliminated in consolidation.

The Company evaluates the need to consolidate joint ventures and consolidates joint ventures that it determines to be variable interest entities for which it is the primary beneficiary. The Company also consolidates joint ventures that are not determined to be variable interest entities, but for which it exercises control over major operating decisions through substantive participation rights, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the Securities and Exchange Commission ("SEC").

Use of Estimates

The preparation of the consolidated financial statements and the accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company's prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods. As of December 31, 2011, the Company had classified 250 properties as held for sale, of which 247 properties were GKK Properties. During the year ended December 31, 2012, the Company disposed of 199 properties (including 190 GKK Properties), some of which were held for sale as of December 31, 2011. As of December 31, 2012, the Company had classified 108 GKK Properties as held for sale. Additionally, as of December 31, 2012, the Company reclassified one property that was previously held for sale to held for investment. As a result, certain reclassifications were made to the consolidated balance sheets, statements of operations and footnote disclosures for all periods presented to reflect all properties sold or held for sale during the period ended December 31, 2012, as discontinued operations for all periods presented.

Revenue Recognition

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on the Company's real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. The Company will resume the accrual of interest if it determines the collection of interest according to the contractual terms of the loan is probable.

The Company generally recognizes income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. The Company considers the collectibility of the loan's principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis.

Real Estate Securities

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and classifies such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	15 - 40 years
Building improvements	10 - 25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Real Estate Held for Sale and Discontinued Operations

The Company generally considers real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, the Company records the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and the Company will not have any significant continuing involvement in the operations of the property following the sale.

Change in a Plan to Sell

The Company generally considers real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. When real estate is initially considered "held for sale" it is measured at the lower of its depreciated book value, or fair value less costs to sell. Changes in the market may compel the Company to decide to reclassify a property that was designated as held for sale to held for investment. A property that is reclassified from held for sale to held for investment or non-sale disposition is measured and recorded individually at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used, or (ii) its fair value at the date of the subsequent decision not to sell. Any adjustment to the carrying amount of the property as a result of the reclassification is included in income from continuing operations as an impairment charge on real estate held for investment.

Real Estate Held for Non-Sale Disposition

The Company considers real estate assets that do not meet the criteria for held for sale but are expected to be disposed of other than by sale as real estate held for non-sale disposition. The assets and liabilities related to real estate held for non-sale disposition are included in the Company's consolidated balance sheets and the results of operations are presented as part of continuing operations in the Company's consolidated statements of operations for all periods presented. The assets and liabilities of these properties will be removed from the Company's consolidated balance sheets and the results of operations will be reclassified to discontinued operations on the Company's consolidated statements of operations upon the ultimate disposition of the real estate.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale consists of properties transferred through foreclosure or by deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans that the Company intends to market for sale in the near term. Foreclosed real estate held for sale is recorded at the estimated fair value of the real estate less costs to sell, or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property less estimated costs to sell, if any, is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in the Company's consolidated statements of operations. The gain or loss on final disposition of foreclosed real estate held for sale is recorded as other income and is considered income (loss) from continuing operations as it represents the final stage of the Company's loan collection process.

Real Estate Loans Receivable

The Company's real estate loans receivable are recorded at amortized cost, net of loan loss reserves, and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

The reserve for loan losses is a valuation allowance that reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" on the Company's consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses includes a portfolio-based component and an asset-specific component.

An asset-specific reserve relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

A portfolio-based reserve covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that a loss occurred in the pool of loans and the amount of the loss can be reasonably estimated, but the Company does not know which specific loans within the pool will ultimately result in losses. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company's management assigns estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company's willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company's real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Investment in Unconsolidated Joint Venture

On July 8, 2009, the Company released the borrowers under two investments in mezzanine loans from liability and received preferred membership interests in a joint venture (the "HSC Partners Joint Venture") that indirectly owns the properties that had served as collateral for the loans. The interests were initially recorded by the Company at a fair value of $0 based on the estimated fair value of the collateral at the time of receipt of the preferred membership interests. The Company accounted for its preferred membership interests in the HSC Partners Joint Venture under the equity method of accounting since the Company was not the primary beneficiary of the HSC Partners Joint Venture, but had more than a minor interest. Since the Company only received preferred distributions equivalent to the interest income it would have earned on its mezzanine loan investments, the Company's application of the equity method of accounting to these preferred interests resulted in the Company recording all distributions received as income. The Company did not record its share of the changes in the book value of the HSC Partners Joint Venture as it is not required to absorb losses and did not expect increases in the book value of the HSC Partners Joint Venture to have any material impact on the cash flows it received over the course of the investment. On June 28, 2012, the Company entered into a membership interest repurchase agreement with the HSC Partners Joint Venture to redeem the Company's membership interest in the HSC Partners Joint Venture in exchange for a settlement of $0.8 million, which was recorded as income from an unconsolidated joint venture in the accompanying consolidated statements of operations. Accordingly, the Company will not receive further income from its investment in the HSC Partners Joint Venture. During the years ended December 31, 2012, 2011 and 2010, the Company recognized $0.8 million, $5.0 million and $7.7 million of income from the HSC Partners Joint Venture, respectively.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company's cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company's cash and cash equivalents balance exceeded federally insurable limits as of December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company's borrowings for security deposits, property taxes, insurance, rent from master lease, letters of credit, and capital improvements and replacements.

Pledged Government Securities

In connection with the Settlement Agreement, the Company received a portfolio of treasury securities that was pledged to provide a portion of the principal and interest payments for mortgage debt collateralized by certain GKK Properties. Since the Company did not intend to sell the securities, the securities were classified as held to maturity and presented on an amortized cost basis and not at fair value. As of December 31, 2012, the Company did not own any pledged government securities (see Note 7, "Real Estate Held for Sale and Discontinued Operations - BBD1 Disposition").

Real Estate Securities

The Company classifies its investments in real estate securities as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings.

On a quarterly basis, the Company evaluates its real estate securities for other-than-temporary impairment. The Company reviews the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company's quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

The Company is required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on its real estate securities that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The Company calculates the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate real estate loans receivable and notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations.

In addition to recording any changes in fair value for interest rate caps and floors, the purchase price of an interest rate cap or floor is amortized over the contractual life of the instrument. Interest rate caps (floors) are viewed as a series of call (put) options or caplets (floorlets) and as the caplets (floorlets) expire, the related cost of the expiring caplet (floorlet) is amortized to interest expense (income) and the remaining caplets and floorlets are carried at fair value.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument's inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Share Redemption Program

The Company has a share redemption program that may enable stockholders to sell their shares to the Company in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). In December 2010, the Company announced that, based on 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," the Company did not expect to have funds available for the share redemption program in 2011. On April 28, 2011, in connection with the amendment and restatement of the repurchase agreements related to the Company's investment in the GKK Mezzanine Loan, the Company agreed that during the term of the amended and restated repurchase agreements the Company would continue to limit redemptions under the share redemption program to those sought upon a stockholder's death, "qualifying disability" or "determination of incompetence."

On March 20, 2012, the Company's board of directors amended and restated the share redemption program, which amendment was effective on April 25, 2012, to provide only for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation and further subject to the other limitations described in the share redemption program plan document, including:

- During each calendar year, redemptions sought in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program) will be limited to an annual amount determined by the board of directors. The annual dollar limitation for the share redemption program may be reviewed and adjusted from time to time during the year. The dollar limitation for calendar year 2012 was $10.0 million in the aggregate. The Company's board of directors approved the same annual dollar limitation of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors).
- During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Prior to the March 20, 2012 amendment and restatement of the share redemption program, the limitations on the Company's ability to redeem shares under the share redemption program were as follows:

- Unless the shares were being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), the Company could not redeem shares until the stockholder had held the shares for one year.
- During each calendar year, redemptions were limited to the amount of net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year less amounts the Company deemed necessary from such proceeds to fund current and future: capital expenditures, tenant improvement costs and leasing costs related to the Company's investments in real estate properties; reserves required by financings of the Company's investments in real estate properties; and funding obligations under the Company's real estate loans receivable, as each may be adjusted from time to time by management, provided that if the shares were submitted for redemption in connection with the stockholder's death, "qualifying disability" or "determination of incompetence", the Company would honor such redemptions to the extent that all redemptions for the calendar year were less than the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.
- During any calendar year, the Company could redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company had no obligation to redeem shares if the redemption would have violated the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the terms of the share redemption program, once the Company establishes an estimated value per share, the redemption price per share for all stockholders whose shares are eligible for redemption is equal to the estimated value per share, as determined by the Company's Advisor or another firm chosen for that purpose.

On December 2, 2010, the Company's board of directors approved an estimated value per share of the Company's common stock of $7.32 (unaudited) based on the estimated value of the Company's assets less the estimated value of the Company's liabilities divided by the number of shares outstanding, all as of September 30, 2010. Effective for the December 2010 redemption date and through the February 2012 redemption date, the redemption price for all stockholders whose shares were eligible for redemption was $7.32 (unaudited) per share.

On March 22, 2012, the Company's board of directors approved an estimated value per share of the Company's shares of common stock of $5.16 per share (unaudited), based on the estimated value of the Company's assets less the estimated value of its liabilities divided by the number of shares outstanding, all as of December 31, 2011. Commencing with the March 2012 redemption date, the redemption price for all shares eligible for redemption was $5.16 per share (unaudited).

In addition, shares issued under the dividend reinvestment plan (which terminated effective April 10, 2012) from December 2, 2010 through February 2012 and in March 2012 were issued at a price of $7.32 and $5.16 (unaudited) per share, respectively.

On December 18, 2012, the Company's board of directors approved an estimated value per share of the Company's shares of common stock of $5.18 per share (unaudited), based on the estimated value of the Company's assets less the estimated value of its liabilities divided by the number of shares outstanding, all as of September 30, 2012. Commencing with the December 2012 redemption date, the redemption price for all shares eligible for redemption is $5.18 per share (unaudited).

The estimated value per share was based upon the recommendation and valuation of the Advisor. The Financial Industry Regulatory Authority rules, which prompted the valuation, provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the Advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of the Company's assets, liabilities or equity computed in accordance with GAAP.

The value of the Company's shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. The Company expects to engage the Advisor and/or an independent valuation firm to update the estimated value per share in December 2013, though the Company may wait up to 18 months to update the estimated value per share.

The Company's board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets because the shares are mandatorily redeemable at the option of the holder upon the stockholder's death, "qualifying disability" or "determination of incompetence" and therefore their redemption is outside the control of the Company. Prior to 2012, the maximum amount redeemable under the Company's share redemption program was limited to the number of shares the Company could redeem with the amount of net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. Pursuant to the share redemption program, as amended and restated on March 20, 2012, beginning in 2012, the maximum amount redeemable under the Company's share redemption program will be limited to an annual dollar amount determined by the Company's board of directors. However, because the amounts that can be redeemed in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the amounts available for redemptions in future periods as redeemable common stock in the accompanying balance sheets.

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company's redeemable common shares are contingently redeemable at the option of the holder upon the stockholder's death, "qualifying disability" or "determination of incompetence." When shares are tendered for redemption and the Company determines that it has a mandatory obligation to redeem shares under the amended and restated share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2012, the Company redeemed $7.7 million of common stock. The only redemptions the Company made under the share redemption program in 2012 were those that qualified as, and met the requirements for, special redemptions under the share redemption program, i.e., all redemptions under the plan were made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." In 2012, the Company fulfilled all redemption requests that qualified as special redemptions under the Company's share redemption program.

Related Party Transactions

Pursuant to the Advisory Agreement, the Company is obligated to pay the Advisor specified fees upon the provision of certain services, including the management of the Company's investments and other services (including, but not limited to, the disposition of investments). The Company also reimbursed the Advisor for offering costs related to the dividend reinvestment plan (which terminated effective April 10, 2012) and acquisition and origination expenses, and reimburses certain operating expenses incurred by the Advisor on behalf of the Company or incurred in connection with providing services to the Company such as certain costs of managing or selling the Company's assets. As detailed in the Advisory Agreement, the Advisor is also entitled to certain other fees, including an incentive fee, upon achieving certain performance goals, and the Advisor and its affiliates may receive compensation in the form of stock-based awards.

Also, under the Dealer Manager Agreement, and to the extent permitted under state securities laws and subject to certain exceptions, if the Company paid selling commissions in connection with the issuance of shares to an investor in the primary offering, the Company paid the Dealer Manager selling commissions of up to 3.0% of gross offering proceeds from the issuance of shares to that investor under the dividend reinvestment plan (which terminated effective April 10, 2012). The Dealer Manager reallowed all such selling commissions to the broker-dealer associated with such account. The Company also reimbursed the Dealer Manager for certain expenses related to the dividend reinvestment plan offering.

The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company reimburses the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company has granted no stock-based compensation awards to the Advisor or its affiliates and it did not incur any subordinated participation in net cash flows or subordinated incentive listing fees during the year ended December 31, 2012 or any previous periods.

Operating Expenses

Under the Advisory Agreement, the Advisor has the right to seek reimbursement from the Company for all costs and expenses it incurs in connection with the provision of services to the Company, including the Company's allocable share of the Advisor's overhead, such as rent, employee costs, utilities and information technology costs. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. In the future, the Advisor may seek reimbursement for additional employee costs. The Company will not reimburse the Advisor for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits the Advisor or its affiliates may pay to the Company's executive officers.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company's proportionate share of the underlying investment. The Company calculates the asset management fee for its investment in the GKK Properties based on the original cost of the Company's investment in the GKK Mezzanine Loan rather than on the gross value of the GKK Properties it owns or in which it holds a leasehold interest.

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment shall either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by the Advisor and the Company's management and then approved by a majority of the Company's independent directors, and this change in the fee shall be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the Company, its direct or indirect wholly owned subsidiary or a joint venture or partnership in which the Company has an interest, (iii) the Advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) the Advisor recommends a revised fee arrangement with respect to such investment.

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company pays the Advisor or its affiliates a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold.

Income Taxes

10-K

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company's evaluations were performed for the tax years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar years 2007 through 2011 remain subject to examination by major tax jurisdictions.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2012, 2011 and 2010, respectively.

Distributions declared per common share were $0.085, $0.525 and $0.525 for the years ended December 31, 2012, 2011 and 2010, respectively. Distributions declared per common share assumes each share was issued and outstanding each day during the period from January 1, 2012 through February 28, 2012 and each day during the years ended December 31, 2011 and 2010. Distributions were based on daily record dates and calculated at a rate of $0.00143836 per share per day. Each day during the periods from January 1, 2010 through February 28, 2012 was a record date for distributions.

Segments

The Company's segments are based on the Company's method of internal reporting, which classifies its operations by investment type: (i) real estate, (ii) real estate-related and (iii) commercial properties primarily leased to financial institutions received under the Settlement Agreement (the GKK Properties). For financial data by segment, see Note 14, "Segment Information."

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate and real estate-related investments included in these Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Update

In December 2011, FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU No. 2011-11").* ASU No. 2011-11 requires entities to provide enhanced disclosures about financial instruments and derivative instruments that are either presented on a net basis on the balance sheet or subject to an enforceable master netting arrangement or similar agreement including (i) a description of the rights of offset associated with relevant agreements and (ii) both net and gross information, including amounts of financial collateral, for relevant assets and liabilities. The purpose of the update is to enhance comparability between those companies that prepare their financial statements on the basis of GAAP and those that prepare their financial statements in accordance with IFRS and to enable users of the financial statements to understand the effect or potential effect of the offsetting arrangements on the balance sheet. ASU No. 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and for interim periods within those years. Disclosures are required retrospectively for all comparative periods presented in an entity's financial statements. The Company does not expect the adoption of ASU No. 2011-11 will have a material impact to its consolidated financial statements. In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("ASU No. 2013-01").* ASU No. 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, *Balance Sheet - Other Presentation Matters,* or ASC 815-10-45, *Derivatives and Hedging - Other Presentation Matters*, or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU No. 2013-01 will have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU No. 2013-02")*. ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts, such as when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 31, 2012. The Company does not expect the adoption of ASU No. 2013-02 will have a material impact to its consolidated financial statements.

3. REAL ESTATE HELD FOR INVESTMENT

As of December 31, 2012, the Company's portfolio of real estate held for investment, including the GKK Properties held for investment, was composed of approximately 11.8 million rentable square feet and was 83% occupied. These properties are located in 31 states and include office properties, industrial properties and bank branch properties. Included in the Company's portfolio of real estate held for investment was 7.0 million rentable square feet related to the GKK Properties held for investment, which were 82% occupied as of December 31, 2012. In addition, the Company owned six GKK Properties encompassing approximately 0.4 million rentable square feet that were held for non-sale disposition as of December 31, 2012, see "—Non-Sale Disposition of Real Estate" below.

The following table summarizes the Company's investments in real estate as of December 31, 2012 and 2011 (in thousands), including real estate held for non-sale disposition:

	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment
As of December 31, 2012:				
Office	$ 91,739	$ 576,422	$ 20,538	$ 688,699
Industrial	26,465	123,219	5,261	154,945
GKK Properties	210,866	467,642	104,033	782,541
Real estate held for investment, at cost and net of impairment charges [1]	$ 329,070	$ 1,167,283	$ 129,832	$ 1,626,185
Accumulated depreciation/amortization	—	(137,978)	(41,059)	(179,037)
Real estate held for investment, net	$ 329,070	$ 1,029,305	$ 88,773	$ 1,447,148
As of December 31, 2011:				
Office	$ 93,825	$ 592,757	$ 29,015	$ 715,597
Industrial	28,882	131,668	6,161	166,711
GKK Properties	213,722	478,128	107,048	798,898
Real estate held for investment, at cost and net of impairment charges	$ 336,429	$ 1,202,553	$ 142,224	$ 1,681,206
Accumulated depreciation/amortization	—	(103,610)	(29,026)	(132,636)
Real estate held for investment, net	$ 336,429	$ 1,098,943	$ 113,198	$ 1,548,570

[1] See "—Impairment of Real Estate."

10-K

Operating Leases

The Company's real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the Company's leases, including the GKK Properties held for investment and excluding options to extend and leases on properties held for non-sale disposition, had remaining terms of up to 14.2 years with a weighted-average remaining term of 5.8 years. As of December 31, 2012, leases related to the GKK Properties, excluding options to extend and leases on properties held for non-sale disposition, had remaining terms of up to 14.2 years with a weighted-average remaining term of 6.7 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. Additionally, the Company has several leases related to the GKK Properties which contain shedding right provisions. As of December 31, 2012, these shedding rights totaled approximately 0.5 million square feet and can be exercised at various dates during 2013-2017. The Company has already been notified that 0.1 million square feet will be shed during 2013, pursuant to these provisions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as a security deposit vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $3.6 million and $4.3 million as of December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized deferred rent from tenants of $5.9 million, $4.7 million and $3.8 million, respectively. These excess amounts for the years ended December 31, 2012, 2011 and 2010 were net of $0.5 million, $0.4 million and $0.3 million of lease incentive amortization, respectively. As of December 31, 2012 and 2011, the cumulative deferred rent balance was $26.4 million and $19.7 million, respectively. The cumulative deferred rent balance included $5.7 million and $4.5 million of unamortized lease incentives as of December 31, 2012 and 2011, respectively. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The future minimum rental income from the Company's properties under non-cancelable operating leases, including leases subject to shedding rights, and excluding options to extend and leases on properties held for non-sale disposition, as of December 31, 2012 for the years ending December 31 is as follows (in thousands):

2013	$	148,180
2014		138,737
2015		127,757
2016		118,505
2017		103,369
Thereafter		320,836
	$	957,384

As of December 31, 2012, the Company's highest tenant industry concentration, excluding properties held for non-sale disposition, (greater than 10% of annualized base rent) was as follows:

Industry	Number of Tenants [1]		Annualized Base Rent [1][2] (in thousands)	Percentage of Annualized Base Rent [1]
Finance	86	$	66,443	46.1%

[1] Excludes properties held for non-sale disposition.

[2] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

10-K

As of December 31, 2012, no other tenant industries accounted for more than 10% of the Company's annualized base rent. Excluding properties held for non-sale disposition, the Company currently has approximately 500 tenants over a diverse range of industries and geographical regions. As of December 31, 2012, the Company had a bad debt expense reserve of $5.3 million, which represents approximately 3.7% of its annualized base rent. The Company's bad debt expense reserve included $4.5 million related to the GKK Properties. During the years ended December 31, 2012, 2011 and 2010, the Company recorded bad debt expense related to its tenant receivables of $0.7 million, $2.2 million and $0.5 million, respectively.

As of December 31, 2012, the Company had a concentration of credit risk related to leases, excluding properties held for non-sale disposition, with the following tenant that represented more than 10% of the Company's annualized base rent:

					Annualized Base Rent Statistics			
Tenant	Property	Tenant Industry	Rentable Square Feet	% of Portfolio Rentable Sq. Ft. Leased [1]	Annualized Base Rent [2] (in thousands)	% of Portfolio Annualized Base Rent [1]	Annualized Base Rent per Square Foot	Lease Expirations
Bank of America, N.A.	Various	Finance	3,377,196	34.3%	$ 29,200	20.2%	$ 8.65	[3]

[1] Excludes properties held for non-sale disposition.

[2] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted for any contractual tenant concessions (including free rent).

[3] As of December 31, 2012, lease expiration dates ranged from 2013 to 2026 with a weighted-average remaining term of 7.3 years. Additionally, as of December 31, 2012, some of Bank of America's leases contained shedding right provisions. These shedding rights totaled approximately 0.4 million square feet and can be exercised at various dates from 2013 to 2016. The Company has already been notified that 0.1 million square feet will be shed during 2013, pursuant to these provisions.

Bank of America Corporation is the guarantor of various leases that its subsidiary, Bank of America, N.A., has with the Company. The condensed consolidated financial information of Bank of America Corporation has been included herein because of the significant credit concentration the Company has with this guarantor. Bank of America Corporation currently files its financial statements in reports filed with the SEC, and the following unaudited summary financial data regarding Bank of America Corporation is taken from its previously filed public reports. For more detailed financial information regarding Bank of America Corporation, please refer to its financial statements, which are publicly available with the SEC at *http://www.sec.gov*.

	Years Ended December 31,		
	2012	2011	2010
Consolidated Statements of Income (in millions)			
Total revenue, net of interest expense	$ 83,334	$ 93,454	$ 110,220
Income (loss) before income taxes	3,072	(230)	(1,323)
Net income (loss)	4,188	1,446	(2,238)

	As of	
	December 31, 2012	December 31, 2011
Consolidated Balance Sheets (in millions)		
Total assets	$ 2,209,974	$ 2,129,046
Total liabilities	1,973,018	1,898,945
Total stockholders' equity	236,956	230,101

Geographic Concentration Risk

As of December 31, 2012, the Company's real estate investments in North Carolina, excluding properties held for non-sale disposition, represented 17% of the Company's total annualized base rent. As a result, the geographic concentration of the Company's portfolio makes it particularly susceptible to adverse economic developments in North Carolina's real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company's operating results.

Impairment of Real Estate

Due to changes in cash flow estimates and hold periods, the Company has recognized non-cash impairment charges to write-down the carrying value of certain of its real estate investments to their estimated fair values. During the year ended December 31, 2012, the Company recorded an impairment charge of $31.9 million with respect to 14 of its real estate properties held for investment. This amount includes one property that the Company reclassified from held for sale to held for investment during the year ended December 31, 2012. The Company recorded an impairment charge of $0.2 million related to the property reclassified from held for sale to held for investment, to adjust the carrying value of the property for any depreciation and amortization expense that would have been recognized if the property had always been classified as held for investment, which otherwise would have been recorded through depreciation and amortization expense and rental income (related to the amortization of above-market lease assets and below-market lease liabilities). See Note 7, "Real Estate Held for Sale and Discontinued Operations," for information regarding impairments of assets related to real estate held for sale.

Real Estate Held for Non-Sale Disposition

As of December 31, 2012, the Company owned six GKK Properties that were held for non-sale disposition. These properties were security for the BOA Windsor Mortgage Portfolio and the 801 Market Street Mortgage Loan, which matured without repayment on October 31, 2012 and February 1, 2013, respectively. For information with respect to the maturity defaults, rights of the lenders and subsequent developments, see Note 9, "Notes Payable and Repurchase Agreements." The following table summarizes the revenue and expenses related to properties held for non-sale disposition (in thousands):

	Years Ended December 31,	
	2012	2011
Revenues related to real estate held for non-sale disposition		
Total revenues	$ 9,131	$ 3,275
Expenses related to real estate held for non-sale disposition		
Operating expenses	6,079	1,817
Impairment charge	12,272	—
Depreciation and amortization	4,223	1,816
Total expenses related to real estate held for non-sale disposition	22,574	3,633
Net loss related to real estate held for non-sale disposition	$ (13,443)	$ (358)

10-K

The following table summarizes the assets and liabilities related to properties held for non-sale disposition as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Assets related to real estate held for non-sale disposition		
Total real estate, at cost and net of impairment charges	$ 31,837	$ 44,978
Accumulated depreciation and amortization	(4,587)	(1,815)
Real estate held for non-sale disposition, net	27,250	43,163
Restricted cash	5,988	5,237
Above-market leases, net	725	1,974
Other assets	2,332	1,536
Total assets	$ 36,295	$ 51,910
Liabilities related to real estate held for non-sale disposition		
Notes payable	43,780	45,717
Accounts payable and accrued liabilities	1,358	481
Below-market leases, net	614	743
Other liabilities	215	544
Total liabilities	$ 45,967	$ 47,485

4. TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2012 and 2011, the Company's tenant origination and absorption costs, above-market lease assets, and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Cost, net of impairments [1]	$ 129,832	$ 142,224	$ 41,613	$ 48,049	$ (90,042)	$ (95,841)
Accumulated Amortization [1]	(41,059)	(29,026)	(9,558)	(8,414)	20,764	12,478
Net Amount	$ 88,773	$ 113,198	$ 32,055	$ 39,635	$ (69,278)	$ (83,363)

[1] In 2012 and 2011, the Company wrote-off fully amortized tenant origination and absorption costs of $11.9 million and $16.8 million, respectively, above-market lease assets of $6.2 million and $3.1 million, respectively, and below-market lease liabilities of $5.8 million and $4.6 million, respectively.

Increases (decreases) in net income as a result of amortization of the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2012, 2011 and 2010 were as follows (in thousands):

	Tenant Origination and Absorption Costs			Above-Market Lease Assets			Below-Market Lease Liabilities		
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Amortization	$ (23,885)	$ (15,639)	$ (12,588)	$ (7,297)	$ (5,583)	$ (3,758)	$ 14,086	$ 8,140	$ 4,716

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2012 is expected to be amortized for the years ending December 31 (in thousands) as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2013	$ (18,043)	$ (4,724)	$ 12,512
2014	(15,024)	(3,992)	12,022
2015	(11,830)	(3,661)	11,113
2016	(10,359)	(3,394)	10,519
2017	(9,436)	(2,811)	9,245
Thereafter	(24,081)	(13,473)	13,867
	$ (88,773)	$ (32,055)	$ 69,278
Weighted-Average Remaining Amortization Period	6.9 years	9.8 years	6.6 years

5. REAL ESTATE LOANS RECEIVABLE

As of December 31, 2012 and 2011, the Company, through indirect wholly owned subsidiaries, had invested in or originated real estate loans receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance as of December 31, 2012 [1]	Book Value as of December 31, 2012 [2]	Book Value as of December 31, 2011 [2]	Contractual Interest Rate [3]	Annualized Effective Interest Rate [3]	Maturity Date
Sandmar Mezzanine Loan Southeast U.S. [4]	01/09/2007	Retail	Mezzanine	$ 5,000	$ 5,033	$ 5,040	5.40%	7.06%	01/01/2017
Lawrence Village Plaza Loan Origination New Castle, Pennsylvania	08/06/2007	Retail	Mortgage	6,920	6,850	6,864	8.00%	9.47%	09/01/2013
San Diego Office Portfolio B-Note San Diego, California [5]	10/26/2007	Office	B-Note	20,000	16,048	15,455	5.78%	11.18%	10/11/2017
4929 Wilshire B-Note Los Angeles, California	11/19/2007	Office	B-Note	3,982	3,137	3,005	6.05%	12.93%	07/11/2017
11 South LaSalle Loan Chicago, Illinois [6]	08/08/2007	Office	Mortgage	—	—	38,794	8.00%	[6]	09/01/2010
Petra Subordinated Debt Tranche A [7]	10/26/2007	Unsecured	Subordinated	—	—	25,000	11.50%	[7]	04/27/2009
Petra Subordinated Debt Tranche B [7]	10/26/2007	Unsecured	Subordinated	—	—	25,000	11.50%	[7]	10/26/2009
				$ 35,902	$ 31,068	$ 119,158			
Reserve for Loan Losses [8]				—	(2,222)	(74,134)			
				$ 35,902	$ 28,846	$ 45,024			

[1] Outstanding principal balance as of December 31, 2012 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.

[2] Book value represents outstanding principal balance, adjusted for unamortized acquisition discounts, origination fees and direct origination and acquisition costs. Loan balances are presented gross of any asset-specific reserves.

[3] Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2012, using the interest method, divided by the average amortized cost basis of the investment during 2012. The annualized effective interest rates and contractual interest rates presented are for the year ended December 31, 2012.

[4] The Company had recorded an asset-specific loan loss reserve against this investment during the year ended December 31, 2012. See "—Reserve for Loan Losses."

[5] The borrower under this note is a wholly owned subsidiary of the Irvine Company. Donald Bren, who is the brother of Peter Bren (one of the Company's executive officers and sponsors), is the chairman and owner of the Irvine Company. During year ended December 31, 2012, the Company recognized $1.8 million of interest income related to its investment in this loan.

[6] See "—Recent Transactions – 11 South LaSalle Loan Sale."

[7] As of December 31, 2011, the Company had recorded asset-specific loan loss reserves to reduce the carrying values of these investments to $0. The Company wrote-off its investment in the Petra Subordinated Debt Tranche A and Petra Subordinated Debt Tranche B during the year ended December 31, 2012.

[8] See "—Reserve for Loan Losses."

As of December 31, 2012, the Company had outstanding funding commitments of $1.4 million on its loans receivable, subject to the satisfaction of certain conditions by the borrowers.

As of December 31, 2012 and 2011, interest receivable from real estate loans receivable was $0.4 million and $1.1 million, respectively, and is included in rents and other receivables.

The following is a schedule of maturities for all real estate loans receivable outstanding as of December 31, 2012 (in thousands):

	Current Maturity	
	Face Value (Funded)	Book Value before Reserve for Loan Loss
2013	$ 6,920	$ 6,850
2014	—	—
2015	—	—
2016	—	—
2017	28,982	24,218
Thereafter	—	—
	$ 35,902	$ 31,068

The following summarizes the activity related to real estate loans receivable for the year ended December 31, 2012 (in thousands):

Real estate loans receivable, net - December 31, 2011	$ 45,024
Principal repayments received on real estate loans receivable	(18)
Extension fees received on real estate loans receivable	(103)
Accretion of discounts on purchased real estate loans receivable	767
Amortization of origination fees and costs on purchased and originated real estate loans receivable	59
Change in loan loss reserve	71,912
Sale of the 11 South LaSalle Loan	(38,795)
Write-off of Petra Subordinated Debt	(50,000)
Real estate loans receivable, net - December 31, 2012	$ 28,846

The following summarizes the Company's investments in real estate loans receivable as of December 31, 2012 (in thousands):

Outstanding principal balance	$ 35,902
Discounts on real estate loans receivable	(8,060)
Accumulated accretion of discounts on purchases of real estate loans receivable	3,114
Origination fees and costs on purchases and originations of real estate loans receivable	244
Accumulated amortization of origination fees and costs on purchases and originations of real estate loans receivable	(132)
Reserve for loan losses	(2,222)
Real estate loans receivable, net - December 31, 2012	$ 28,846

For the years ended December 31, 2012, 2011 and 2010, interest income from real estate loans receivable consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Contractual interest income	$ 2,363	$ 11,592	$ 37,937
Accretion of purchase discounts	767	1,099	2,101
Amortization of origination fees and costs and acquisition costs, net	59	692	2,283
Interest income from real estate loans receivable	$ 3,189	$ 13,383	$ 42,321

The Company generally recognizes income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. The Company will resume the accrual of interest if it determines the collection of interest according to the contractual terms of the loan is probable. The Company considers the collectibility of the loan's principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis. During the years ended December 31, 2012 and 2011, the Company recognized $0.4 million and $0.3 million, respectively, of interest income related to an impaired loan with an asset-specific reserve. Additionally, as of December 31, 2012, the Company had interest income receivable of $0.2 million related to its impaired loan.

Recent Transactions

11 South LaSalle Loan Sale

On August 8, 2007, the Company, through an indirectly wholly owned subsidiary, originated a senior mortgage loan of up to $43.3 million on 11 South LaSalle (the "11 South LaSalle Loan"), a 35-story office building containing 329,271 square feet located in Chicago, Illinois. On February 24, 2012, the Company entered into a mortgage loan sale agreement, and on March 30, 2012, the Company sold the 11 South LaSalle Loan to an unaffiliated buyer for $17.0 million.

Reserve for Loan Losses

Changes in the Company's reserve for loan losses for the year ended December 31, 2012 were as follows (in thousands):

Reserve for loan losses, December 31, 2011	$	74,134
Provision for loan losses		142
Charge-offs to reserve for loan losses		(72,054)
Reserve for loan losses, December 31, 2012	$	2,222

As of December 31, 2012, the total reserve for loan losses consisted of $2.2 million of asset-specific reserves related to the Sandmar Mezzanine Loan, which had an amortized cost basis of $5.0 million. As of December 31, 2012, the Company did not record a portfolio-based loan loss reserve, as each loan was evaluated for an asset-specific reserve.

The Company recorded provision for loan loss reserve of $0.1 million, $12.0 million and $11.0 million during the years ended December 31, 2012, 2011 and 2010, respectively. For the year ended December 31, 2012, the Company recorded a provision for loan losses of $0.1 million and also charged-off $72.1 million of reserves for loan losses related to the write-off of the Petra Subordinated Debt Tranche A and Petra Subordinated Debt Tranche B and the sale of the 11 South LaSalle Loan. For the year ended December 31, 2011, the change in loan loss reserves was comprised of an increase of $30.1 million to the asset-specific loan loss reserves, offset by a decrease of $18.1 million of loan loss reserves previously calculated on a portfolio-basis. During the year ended December 31, 2011, the Company also charged-off $35.4 million of reserves for loan losses. During the year ended December 31, 2011, the Company recovered $0.1 million of reserves for loan losses related to the foreclosure of the 200 Professional Drive Loan. For the year ended December 31, 2010, the provision for loan losses was comprised of an increase of $16.9 million to the asset-specific loan loss reserves, offset by a reduction of $5.9 million calculated on a portfolio-basis. During the year ended December 31, 2010, the Company also charged-off $18.5 million of reserves for loan losses related to the Tribeca Loans (see Note 8, "Foreclosed Real Estate Held for Sale") in conjunction with the Company's foreclosure on the collateral securing the loans and $5.2 million of reserves for loan losses related to foreclosure of the 200 Professional Drive Loan.

6. REAL ESTATE SECURITIES

Securities Held to Maturity

In connection with the Settlement Agreement, the Company received a portfolio of treasury securities that was pledged to provide a portion of the principal and interest payments for mortgage debt secured by certain GKK Properties. Since the Company did not intend to sell the securities, the securities were classified as held to maturity and were presented on an amortized cost basis and not at fair value. As of December 31, 2011, the carrying value and fair value of the Company's treasury securities were $91.5 million and $91.5 million, respectively. During the year ended December 31, 2012, all of the Company's treasury securities had either matured or were transferred to the BBD1 Buyer (as described in Note 7, "Real Estate Held for Sale and Discontinued Operations - Significant Transactions - BBD1 Disposition") and as of December 31, 2012, the Company did not have any investments in held-to-maturity securities. The Company did not record any other-than-temporary impairments related to its held to maturity securities during the years ended December 31, 2012 and 2011, respectively.

Securities Available for Sale

As of December 31, 2011, the Company held securities backed by CMBS that accrued interest at a coupon rate of 4.5% with a contractual maturity of December 2017 and an original purchase price of $44.2 million (the "Fixed Rate Securities"), which were classified as available-for-sale. From acquisition through December 31, 2011, the Company had recognized through earnings other-than-temporary impairments of $22.2 million on the Fixed Rate Securities. As of December 31, 2011, the carrying value of the Fixed Rate Securities was $46.2 million, including cumulative unrealized gains of $25.2 million, which were recorded to accumulated other comprehensive income. On March 27, 2012, the Company sold the Fixed Rate Securities to an unaffiliated buyer for a sales price of $46.7 million. As a result, during the year ended December 31, 2012, the Company realized a gain on the sale of Fixed Rate Securities of $25.5 million.

In connection with the BBD1 Disposition (as described in Note 7, "Real Estate Held for Sale and Discontinued Operations - Significant Transactions - BBD1 Disposition") on December 6, 2012, the Company received two million shares of common stock of Gramercy Capital Corp. ("Gramercy") with a par value of $0.001 per share, two million shares of Class B-1 non-voting common stock of Gramercy with a par value of $0.001 per share and two million shares of Class B-2 non-voting common stock of Gramercy with a par value of $0.001 per share. The Company agreed not to sell, transfer or assign the two million shares of common stock issued to the Company at closing of the BBD1 Disposition until June 6, 2013 (the "Common Stock Lockout Period"). The Company has the right to convert each share of Class B common stock into one share of common stock of Gramercy at any time on or after the following dates: (i) September 6, 2013 in the case of Class B-1 common stock (the "Class B-1 Lockout Period") and (ii) December 6, 2013 in the case of Class B-2 common stock (the "Class B-2 Lockout Period" and together with the Common Stock Lockout Period and the Class B-1 Lockout Period, the "Lockout Periods"). On March 6, 2014, each share of Class B common stock that has not previously been converted and remains outstanding shall automatically convert into one share of common stock of Gramercy. The Company classified its investment in the Gramercy shares as available-for-sale as the Company does not have the ability to sell the shares during the Lockout Periods. On December 6, 2012, the Company recorded its investment in the Gramercy shares at a fair value of $15.1 million based on a share price of $2.74 per share of common stock and net of a $1.3 million adjustment for the lack of marketability during the Lockout Periods. As of December 31, 2012, the carrying value of the Gramercy shares was $16.4 million based on a share price of $2.94 per share of common stock and net of a $1.2 million adjustment for the lack of marketability during the Lockout Periods. As a result, the Company recorded an unrealized gain of $1.3 million to accumulated other comprehensive income. As of December 31, 2012, the company did not own any other available-for-sale securities.

The following summarizes the activity related to real estate securities for the year ended December 31, 2012 (in thousands):

	Amortized Cost Basis	Unrealized Gains (Losses)	Total
Real estate securities - December 31, 2011	$ 21,009	$ 25,240	$ 46,249
Face value of marketable real estate securities acquired - Gramercy	16,440	—	16,440
Lack of marketability adjustment	(1,323)	—	(1,323)
Unrealized change in market value of real estate securities	—	1,294	1,294
Sale of Fixed Rate Securities	(21,009)	(25,240)	(46,249)
Real estate securities - December 31, 2012	$ 15,117	$ 1,294	$ 16,411

7. REAL ESTATE HELD FOR SALE AND DISCONTINUED OPERATIONS

The operations of properties held for sale or to be disposed of and the aggregate net gains recognized upon their disposition are presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented. During the year ended December 31, 2011, the Company disposed of three office properties and seven industrial properties, and through a consolidated joint venture, transferred a portfolio of 23 industrial properties and a master lease in full satisfaction of the debt outstanding to an affiliate of the lender. During the year ended December 31, 2012, the Company disposed of an additional six office properties, three industrial properties and 190 of the GKK Properties. As of December 31, 2012, the Company also classified 108 GKK Properties with an aggregate net book value of $301.7 million as held for sale. During the year ended December 31, 2012, the Company recorded an impairment charge of $37.2 million, respectively, related to discontinued operations. The impairment charge was a result of a reduction in the estimated sales prices of certain properties held for sale. The estimated sales prices were based on purchase and sale agreements the Company has entered into, offers received which the Company intends to accept or broker estimates of value. Additionally, during the year ended December 31, 2012, the Company transferred 145 properties, which were security under the Goldman Mortgage Loan, and another property, which was security under the One Citizens Mortgage Loan, to the respective lenders in exchange for the release from the debt outstanding and other obligations related to, these mortgage loans. The following table summarizes operating income from discontinued operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Total revenues and other income	$ 182,888	$ 155,023	$ 104,487
Total expenses	183,737	158,445	107,018
Income (loss) from discontinued operations before gain on sales of real estate, net and impairment charge	(849)	(3,422)	(2,531)
Gain on sales of real estate, net	53,691	5,141	5,646
Impairment charge	(37,218)	(45,744)	(123,453)
Gain from extinguishment of debt	21,513	115,531	—
Gain (loss) from discontinued operations	$ 37,137	$ 71,506	$ (120,338)

The following summary presents the major components of real estate held for sale and liabilities related to real estate held for sale as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Assets related to real estate held for sale		
Total real estate, at cost and net of impairment charges	$ 327,430	$ 1,448,355
Accumulated depreciation and amortization	(25,744)	(32,692)
Real estate held for sale, net	301,686	1,415,663
Other assets	1,178	28,772
Total assets related to real estate held for sale	$ 302,864	$ 1,444,435
Liabilities related to real estate held for sale		
Notes payable	264,452	1,058,089
Other liabilities	34,803	124,563
Total liabilities related to real estate held for sale	$ 299,255	$ 1,182,652

Significant Transactions

BBD1 Disposition

On December 6, 2012, the Company, through an indirect wholly owned subsidiary (the "BBD1 Owner"), sold its membership interests (the "BBD1 Equity Interests") in its wholly owned subsidiaries that indirectly own 113 of the BBD1 Properties (described below), including $82.9 million of defeasance securities, to an unaffiliated entity (the "BBD1 Buyer"), an affiliate of the Property Manager, (the "BBD1 Equity Interest Disposition"), and directly transferred two of the BBD1 Properties to certain third parties in consummation of sales agreements entered into by and between the BBD1 Buyer and those certain third parties (the "BBD1 Third Party Dispositions"; together with the BBD1 Equity Interest Disposition, the "BBD1 Disposition"). The BBD1 Properties consist of 115 office properties and operations centers encompassing approximately 5.6 million rentable square feet.

The sale price for the BBD1 Disposition was $485.0 million, excluding closing costs. The BBD1 Buyer paid a portion of the purchase price with six million shares of stock of Gramercy and received a credit of $15.0 million for such shares in accordance with the purchase and sale agreement. The shares consist of two million shares of common stock of Gramercy with a par value of $0.001 per share, two million shares of Class B-1 non-voting common stock of Gramercy with a par value of $0.001 per share and two million shares of Class B-2 non-voting common stock of Gramercy with a par value of $0.001 per share. The Company agreed not to sell, transfer or assign the two million shares of common stock issued to the Company at closing until June 6, 2013. The Company has the right to convert each share of Class B common stock into one share of common stock of Gramercy at any time on or after the following dates: (i) September 6, 2013 in the case of Class B-1 common stock and (ii) December 6, 2013 in the case of Class B-2 common stock. On March 6, 2014, each share of Class B common stock that has not previously been converted and remains outstanding shall automatically convert into one share of common stock of Gramercy. As a result, the Company will retain an indirect equity interest in the BBD1 Buyer through the ownership of six million shares of Gramercy stock and is not allowed to recognize the full profit from the BBD1 Disposition. The Company will not control Gramercy since it will own approximately 9.9% of the issued and outstanding shares of Gramercy and will defer 9.9% of the gain on sale until the Company disposes of the Gramercy shares.

The BBD1 Disposition resulted in a gain on sale of real estate of $46.1 million of which $43.8 million was recognized during the year ended December 31, 2012 and $2.3 million is deferred until the Company disposes of the Gramercy shares.

Goldman Properties

On December 12, 2012, the Company entered into a collateral transfer agreement to (i) transfer to the Goldman Lender (defined below) the equity interests in the entities that directly or indirectly own 140 of the Goldman Properties (defined below), (ii) transfer to the Goldman Lender five of the Goldman Properties and (iii) release any of the Company's subsidiaries from the debt outstanding under and other obligations related to, the Goldman Mortgage Loan. See Note 9, "Notes Payable and Repurchase Agreements - Loan Maturities - Goldman Mortgage Loan" for a further discussion of the collateral transfer agreement.

PB Capital Properties

On November 6, 2012, the Company, through an indirect wholly owned subsidiary (the "PB Capital Owner") that owns certain office properties, operations centers and bank branches, entered into various purchase and sale agreements (collectively, the "PB Capital Sale Agreement") for the sale of 41 properties, containing 3.4 million rentable square feet (the "PB Capital Properties"), to National Financial Realty — WFB East Coast, LLC (the "PB Capital Buyer"), an unaffiliated entity. Pursuant to the PB Capital Sale Agreement, the purchase price for the PB Capital Properties was $250.0 million. On March 8, 2013, the Company sold 40 of the PB Capital Properties to the PB Capital Buyer for an aggregate purchase price of $240.9 million, excluding closing costs. The aggregate purchase price includes the assumption by the PB Capital Buyer of a mortgage loan at the face amount secured by the PB Capital Properties. This mortgage loan had an outstanding principal balance of $210.5 million.

Certain of the PB Capital Properties are leased to Wells Fargo under a master lease whereby Wells Fargo may exercise rights of first offer or rights of first refusal. Wells Fargo exercised its right of first refusal with respect to one of the PB Capital Properties containing 111,898 rentable square feet and on January 10, 2013, Wells Fargo purchased that PB Capital Property from the PB Capital Owner for a purchase price of $9.1 million.

As of December 31, 2012, the carrying value of the PB Capital Properties (including above and below market lease intangibles, and excluding other assets and liabilities transferred to the PB Capital Buyer) in the Company's consolidated financial statements was approximately $218.9 million.

8. FORECLOSED REAL ESTATE HELD FOR SALE

In 2006 and 2007, the Company originally made three debt investments (collectively, the "Tribeca Loans") related to the conversion of an eight-story loft building into a 10-story condominium building with 62 units (the "Tribeca Building") located at 415 Greenwich Street in New York, New York. On February 19, 2010, the borrowers under the Tribeca Loans defaulted and the Company foreclosed on the Tribeca Building by exercising its right to accept 100% of the ownership interest of the borrowers. The Company acquired the remaining unsold condominium units of the Tribeca Building and assumed the project liabilities. The Company recorded the Tribeca Building at fair value using a discounted cash flow valuation model based on the net realizable value (expected sales price less estimated costs to sell the unsold units) of the real estate.

As of December 31, 2012, the Company's investment in the Tribeca Building consisted of three condominium units, two retail spaces and parking spaces with a carrying value of $26.3 million and is presented as foreclosed real estate held for sale on the consolidated balance sheet. During the year ended December 31, 2012, the Company sold one condominium unit of the Tribeca Building and recognized a gain on sale of $0.1 million and recorded expenses of $2.6 million related to foreclosed real estate held for sale. During the year ended December 31, 2011, the Company sold seven condominium units of the Tribeca Building and recognized a gain on sale of $0.1 million and recorded expenses of $2.3 million related to foreclosed real estate held for sale. During the year ended December 31, 2010, the Company sold 16 condominium units of the Tribeca Building and recognized a gain on sale of $2.0 million and recorded expenses of $3.5 million related to foreclosed real estate held for sale.

9. NOTES PAYABLE AND REPURCHASE AGREEMENTS

As of December 31, 2012 and 2011, the Company's notes payable and repurchase agreements consisted of the following (dollars in thousands):

Loan Type	Book Value as of December 31, 2012	Book Value as of December 31, 2011	Contractual Interest Rates as of December 31, 2012 [1]	Weighted-Average Interest Rates as of December 31, 2012 [1]	Weighted-Average Remaining Term in Years [2]
Fixed Rate					
Mortgage loans	$ 227,017	$ 366,158	5.6% - 6.1%	5.9%	1.7
GKK Properties mortgage loans	641,384	1,025,421	3.0% - 10.3%	6.2%	7.1
	868,401	1,391,579			
Variable Rate					
Mortgage loans [3]	212,433	280,446	[4]	2.8%	2.4
GKK Properties mortgage loans	259,476	486,510	[4]	2.8%	0.4
Repurchase agreements [5]	—	149,657	[5]	[5]	[5]
	471,909	916,613			
Total Notes Payable and Repurchase Agreements principal outstanding	1,340,310	2,308,192			
Discount on notes payable, net [6]	(19,777)	(8,984)			
Total Notes Payable and Repurchase Agreements, net	$ 1,320,533	$ 2,299,208			

[1] Contractual interest rates as of December 31, 2012 represent the range of interest rates in effect under these loans as of December 31, 2012. Weighted-average interest rates as of December 31, 2012 are calculated as the actual interest rates in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices as of December 31, 2012, where applicable.

[2] Weighted-average remaining term in years represents the initial maturity dates or the maturity dates as extended as of December 31, 2012; subject to certain conditions, the maturity dates of certain loans may be further extended.

[3] The Company has entered into separate interest rate swap agreements related to certain of these loans. See Note 10, "Derivative Instruments."

[4] The contractual interest rates of these loans will vary based on one-month LIBOR plus a fixed spread. The spreads on the mortgage loans and GKK Properties mortgage loans range from 2.1% to 2.8% and 1.9% to 3.0%, respectively.

[5] On August 17, 2012, the Company paid off in full the outstanding principal balance under these repurchase agreements.

[6] Represents the unamortized discount and premium on notes payable due to the above- and below-market interest rates when the notes were assumed. The discount and premium are amortized over the remaining life of the respective loans.

As of December 31, 2012 and 2011, the Company's deferred financing costs were $2.1 million and $6.2 million, respectively, net of amortization. During the years ended December 31, 2012, 2011 and 2010, the Company incurred interest expense, net of discontinued operations, of $69.8 million, $51.3 million and $34.1 million, respectively. Included in interest expense was the amortization of deferred financing costs of $6.2 million, $7.0 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, and interest expense incurred as a result of the Company's interest rate swap agreements of $1.2 million, $2.4 million and $2.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Included in interest expense was the amortization of discount and premium on notes payable, which increased interest expense by $2.4 million for the year ended December 31, 2012 and decreased interest expense by $0.8 million for the year ended December 31, 2011. As of December 31, 2012 and 2011, $7.3 million and $9.2 million of interest was payable, respectively.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of December 31, 2012 (in thousands):

2013	$ 444,325
2014	90,226
2015	244,397
2016	137,620
2017	132,668
Thereafter	291,074
	$ 1,340,310

The following summarizes the activity related to notes payable and repurchase agreements for the year ended December 31, 2012 (in thousands):

	Notes Payable	Repurchase Agreements	Total
Total Notes Payable and Repurchase Agreements, net - December 31, 2011	$ 2,149,551	$ 149,657	$ 2,299,208
Proceeds from notes payable	159,382	—	159,382
Principal repayments	(779,256)	(149,657)	(928,913)
Extinguishment of debt	(198,351)	—	(198,351)
Write-off of premium on notes payable related to sale	(12,222)	—	(12,222)
Amortization of discount on notes payable, net	1,429	—	1,429
Total Notes Payable and Repurchase Agreements, net - December 31, 2012	$ 1,320,533	$ —	$ 1,320,533

Loan Maturities

During the year ended December 31, 2012, three of the loans the Company assumed pursuant to the Settlement Agreement matured without repayment. The loans had outstanding principal balances of $43.5 million (the "One Citizens Loan"), $181.6 million (the "Goldman Mortgage Loan") and $6.1 million (the "BOA Windsor Mortgage Portfolio"). Subsequent to December 31, 2012, one of the loans the Company assumed pursuant to the Settlement Agreement with an outstanding principal balance of $37.6 million (the "801 Market Street Loan") matured without payment.

One Citizens Mortgage Loan

The One Citizens Loan matured on January 11, 2012. On July 31, 2012, the Company entered into an agreement in lieu of foreclosure to transfer title of the property securing the One Citizens Loan to the lender in full satisfaction of the debt outstanding under, and other obligations related to, the One Citizens Loan. As a result, the Company recorded a gain on extinguishment of debt of $11.0 million, which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $45.9 million and the carrying value of the real estate properties and other assets of approximately $34.9 million, upon transfer of the property. Included in this gain on extinguishment of debt is a gain on the settlement of debt of $7.6 million, which represents the difference between the carrying value of the liabilities and the fair value of the assets transferred to the One Citizens Loan lender, and a gain on the transfer of real estate assets of $3.4 million, which represents the difference between the fair value and the carrying value of the real estate assets as of the date of transfer. The impact of this gain on extinguishment of debt was $0.06 per share for the year ended December 31, 2012.

Goldman Mortgage Loan

The Goldman Mortgage Loan matured on August 31, 2012. The Goldman Mortgage Loan was secured by 145 bank branch and office properties (the "Goldman Properties"). The Goldman Mortgage Loan had an outstanding principal balance of $181.6 million, including a $26.8 million subordinated interest in the Goldman Mortgage Loan held by an indirect wholly owned subsidiary of the Company (the "Goldman Seller"). On December 12, 2012 (the "Goldman Mortgage Closing Date"), the Goldman Seller, entered into a loan sale agreement with CF Branch LLC (the "Goldman Lender") to sell to the Goldman Lender the Company's subordinated interest in the Goldman Mortgage Loan for a total purchase price of $12.0 million, of which $9.0 million was paid on the Goldman Mortgage Closing Date and an additional $3.0 million is payable on May 12, 2013, subject to the Company meeting certain obligations and complying with certain terms in the loan sale agreement and the Collateral Transfer Agreement (defined below). Also, on the Goldman Mortgage Closing Date, the Company's indirect wholly owned subsidiaries that are the mortgage borrowers and guarantors under the Goldman Mortgage Loan entered into a collateral transfer agreement (the "Collateral Transfer Agreement") to (i) transfer to the Goldman Lender the equity interests in the entities that directly or indirectly own 140 of the Goldman Properties, (ii) transfer to the Goldman Lender five of the Goldman Properties and (iii) release any of the Company's subsidiaries from the debt outstanding under and other obligations related to, the Goldman Mortgage Loan. Additionally, in connection with the above-referenced transactions, the parties to the loan sale agreement and the Collateral Transfer Agreement exchanged customary mutual releases.

As a result of the Collateral Transfer Agreement, the Company recorded a gain on extinguishment of debt of $10.5 million, which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $175.9 million (excluding the Company's subordinated interest in the Goldman Mortgage Loan in excess of the $12.0 million purchase price paid by the Goldman Lender) and the carrying value of the real estate properties and other assets of approximately $165.4 million, upon transfer of the property. Included in this gain on extinguishment of debt is a gain on the settlement of debt of $4.1 million, which represents the difference between the carrying value of the liabilities and the fair value of the assets transferred to the Goldman Lender, and a gain on the transfer of real estate assets of $6.4 million, which represents the difference between the fair value and the carrying value of the real estate assets as of the date of transfer. The impact of this gain on extinguishment of debt was $0.05 per share for the year ended December 31, 2012.

BOA Windsor Mortgage Portfolio

The BOA Windsor Mortgage Portfolio matured on October 31, 2012 and as a result of the maturity, the lender may choose to attempt to exercise certain of its rights under the loan and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the properties securing the loan. The carrying value of the properties securing the BOA Windsor Mortgage Portfolio was $4.8 million as of December 31, 2012.

801 Market Street Mortgage Loan

The 801 Market Street Mortgage Loan matured on February 1, 2013 and as a result of the maturity, the lender may choose to attempt to exercise certain of its rights under the loan and security documents, including without limitation, requiring the repayment of principal outstanding or foreclosing on the property securing the loan. The carrying value of the property securing the loan was $22.6 million as of December 31, 2012.

Debt Covenants

The documents evidencing the Company's debt obligations typically require that specified loan-to-value and debt service coverage ratios be maintained with respect to the financed properties. A breach of the financial covenants in these documents may result in the lender imposing additional restrictions on the Company's operations, such as restrictions on the Company's ability to incur additional debt, or may allow the lender to impose "cash traps" with respect to cash flow from the property securing the loan. In addition, such a breach may constitute an event of default and the lender could require the Company to repay the debt immediately. If the Company fails to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

As of December 31, 2012, the borrowers under two mortgage loans that the Company assumed pursuant to the Settlement Agreement were out of debt service coverage compliance. The loans had outstanding principal balances of $201.9 million (the "BBD2 Loan") and $13.4 million (the "Jenkins Loan"), respectively, as of December 31, 2012. Such non-compliance does not constitute an event of default under the applicable loan and security documents of either loan. However, as a result of such non-compliance, under the BBD2 Loan, the lender has imposed a "cash trap" to restrict distributions to the Company to the budgeted property operating expenses and requires lender consent regarding the release of properties securing the loan, and under the Jenkins Loan, the lender has also imposed a "cash trap" and has the right to replace the property manager of the property.

Recent Financing Transactions

Gramercy and Garrison Mezzanine Loan

On August 17, 2012, the Company, through certain indirect wholly owned subsidiaries, entered into a mezzanine loan for a principal amount of $39.0 million with Gramercy Investment Trust and Garrison Commercial Funding XI LLC, each an unaffiliated lender. As required by the loan agreement, the Company used the proceeds of that mezzanine loan to pay off in full all of the outstanding amounts under the Company's repurchase agreements related to its former investment in the GKK Mezzanine Loan. On December 6, 2012, in connection with the BBD1 Disposition, the Company paid off in full all amounts outstanding under the mezzanine loan.

Extension, Modification and Paydown of the Portfolio Secured Mortgage Loan Facility

On July 9, 2008, certain of the Company's wholly owned subsidiaries (the "Portfolio Secured Mortgage Loan Facility Borrowers"), entered into a secured four-year mortgage loan agreement with an unaffiliated lender for the maximum principal amount of $158.7 million (the "Portfolio Secured Mortgage Loan Facility"), subject to certain borrowing limitations. The Portfolio Secured Mortgage Loan Facility was secured by various real estate properties owned by the Portfolio Secured Mortgage Loan Facility Borrowers. The maturity date of the loan was July 9, 2012, with two one-year extension options, subject to certain conditions contained in the loan documents. On October 27, 2011, the Sabal VI Building was added to the Portfolio Secured Mortgage Loan Facility. On July 10, 2012, the Portfolio Secured Mortgage Loan Facility Borrowers entered into a loan modification agreement to release the following properties from the loan: Plainfield Business Center, Riverview Business Center I & II, Royal Parkway Center I & II, Rivertech I & II, Great Oaks Center, Rickenbacker IV and the Sabal VI Building. In connection with the loan modification agreement and the release of such properties from the loan, the Company also paid down the outstanding principal balance by $77.5 million with proceeds from various debt financings discussed below and extended the maturity date of the Portfolio Secured Mortgage Loan Facility to September 9, 2012. All amounts outstanding under the Portfolio Secured Mortgage Loan Facility were repaid prior to maturity.

Office Portfolio Mortgage Loan

On July 11, 2012, the Company, through indirect wholly owned subsidiaries, entered into a three-year mortgage loan agreement with an unaffiliated lender secured by the Crescent Green Buildings, the Sabal VI Building and Great Oaks Center (the "Office Portfolio Mortgage Loan"). The proceeds from the Office Portfolio Mortgage Loan were primarily used to pay down the Portfolio Secured Mortgage Loan Facility. The maximum principal amount of the Office Portfolio Mortgage Loan is $55.5 million. At closing, $52.4 million was disbursed to the Company and $3.1 million was available for future disbursements, subject to certain conditions set forth in the loan agreement. The maturity date of the loan is July 31, 2015, with two one-year extension options, subject to certain conditions contained in the loan documents. The Office Portfolio Mortgage Loan bears interest at a floating rate equal to 225 basis points over one-month LIBOR. Monthly payments on the Office Portfolio Mortgage Loan include principal and interest with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.5%. KBS REIT Properties, LLC ("KBS REIT Properties"), an affiliate of the Company, is providing a guaranty of 25% of the outstanding principal amount of the loan.

Industrial Portfolio Mortgage Loan

On July 11, 2012, the Company, through indirect wholly owned subsidiaries, entered into a three-year mortgage loan agreement with an unaffiliated lender secured by Royal Parkway Center I & II, Riverview Business Center I & II and Plainfield Business Center (the "Industrial Portfolio Mortgage Loan"). The proceeds from the Industrial Portfolio Mortgage Loan were primarily used to pay down the Portfolio Secured Mortgage Loan Facility. The maximum principal amount of the Industrial Portfolio Mortgage Loan is $25.8 million. At closing, $22.7 million was disbursed to the Company and $3.1 million was available for future disbursements, subject to certain conditions set forth in the loan agreement. The maturity date of the loan is July 31, 2015, with two one-year extension options, subject to certain conditions contained in the loan documents. The Industrial Portfolio Mortgage Loan bears interest at a floating rate equal to 250 basis points over one-month LIBOR. Monthly payments are interest only during the initial term of the loan. KBS REIT Properties is providing a guaranty of 25% of the outstanding principal amount of the loan.

Rivertech Mortgage Loan

On July 11, 2012, the Company, through an indirect wholly owned subsidiary, entered into a three-year mortgage loan agreement with an unaffiliated lender secured by the Rivertech I & II Buildings (the "Rivertech Mortgage Loan"). The proceeds from the Rivertech Mortgage Loan were primarily used to pay down the Portfolio Secured Mortgage Loan Facility. The maximum principal amount of the Rivertech Mortgage Loan is $25.2 million. At closing, $21.9 million was disbursed to the Company and $3.3 million was available for future disbursements. On August 17, 2012, the remaining $3.3 million available was disbursed to the Company. The maturity date of the loan is July 31, 2015, with two one-year extension options, subject to certain conditions contained in the loan documents, and bears interest at a floating rate equal to 275 basis points over one-month LIBOR. Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.5%. KBS REIT Properties is providing a guaranty of 25% of the outstanding principal amount of the loan.

Rickenbacker Mortgage Loan

On July 11, 2012, the Company, through an indirect wholly owned subsidiary, entered into a three-year mortgage loan agreement with an unaffiliated lender secured by the Rickenbacker IV Building (the "Rickenbacker Mortgage Loan"). The proceeds from the Rickenbacker Mortgage Loan were primarily used to pay down the Portfolio Secured Mortgage Loan Facility. The maximum principal amount of the Rickenbacker Mortgage Loan was $7.5 million. At closing, $6.0 million was disbursed to the Company and $1.5 million was available for future disbursements, subject to certain conditions set forth in the loan agreement. The maturity date of the loan was July 31, 2015, with two one-year extension options, subject to certain conditions contained in the loan documents. The Rickenbacker Mortgage Loan bore interest at a floating rate equal to 250 basis points over one-month LIBOR. Monthly payments were interest only during the initial term of the loan. KBS REIT Properties provided a guaranty of 25% of the outstanding principal amount of the loan. On November 30, 2012, the Company sold the Rickenbacker IV Building and paid off in full all amounts outstanding under the Rickenbacker Mortgage Loan.

10. DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its notes payable. The primary goal of the Company's risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company's ability to achieve its investment return objectives. When the Company obtains variable rate financing, it considers several factors in determining whether or not to use a derivative instrument to hedge the related interest rate risk. These factors include the Company's return objectives, the expected life of the investment, the expected life of the financing instrument, interest rates, costs to purchase hedging instruments, the terms of the debt investment, the terms of the financing instrument, the overall interest rate risk exposure of the Company, and other factors.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero. All of the Company's derivative instruments are designated as cash flow hedges.

The following table summarizes the notional and fair value of the Company's derivative financial instruments as of December 31, 2012 and 2011. The notional value is an indication of the extent of the Company's involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate	Fair Value of Asset (Liability) December 31, 2012	Fair Value of Asset (Liability) December 31, 2011
Interest Rate Swap	07/11/2008	07/11/2012	$ 39,679	One-month LIBOR/Fixed at 3.82%	$ —	$ (718)
Interest Rate Swap	02/05/2009	03/01/2013	34,275 [1]	One-month LIBOR/Fixed at 2.26%	(115)	(745)
Total derivatives designated as hedging instruments			$ 73,954		$ (115)	$ (1,463)

[1] The notional value of this interest rate swap was $45.7 million prior to March 1, 2012.

Asset derivatives are recorded as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets, and liability derivatives are recorded as other liabilities on the accompanying consolidated balance sheets. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The Company recorded unrealized gains of $1.3 million, $3.9 million and $1.5 million on derivative instruments designated as cash flow hedges in accumulated other comprehensive income (loss) during the years ended December 31, 2012, 2011 and 2010, respectively. Amounts in other comprehensive income (loss) will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. As a result of utilizing derivative instruments designated as cash flow hedges to hedge variable rate notes payable and repurchase agreements, the Company recognized an additional $1.5 million, $4.1 million and $5.9 million of interest expense related to the effective portion of cash flow hedges during the years ended December 31, 2012, 2011 and 2010, respectively. The change in fair value of the ineffective portion is recognized directly in earnings. The ineffective portion related to the change in fair value of the cash flow hedges did not have a material impact on earnings during the years ended December 31, 2012, 2011 and 2010. During the next twelve months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of this additional interest expense totaled $0.1 million as of December 31, 2012 and is included in accumulated other comprehensive loss.

11. FAIR VALUE DISCLOSURES

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, rent and other receivables, and accounts payable and accrued liabilities: These balances reasonably approximate their fair values due to the short maturities of these items.

Pledged government securities: In connection with the Settlement Agreement, the Company received a portfolio of treasury securities that was pledged to provide a portion of the principal and interest payments for mortgage debt secured by certain GKK Properties. These securities were classified as held to maturity and were presented on an amortized cost basis and not at fair value. The fair values were based upon valuations obtained from dealers of those securities, and accordingly, the Company classified these inputs as Level 2 inputs.

Real estate loans receivable: These instruments are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.

Real estate securities: In connection with the BBD1 Disposition, the Company received six million shares of Gramercy common stock. These securities are classified as available-for-sale and presented at fair value as the Company does not have the ability to sell the shares during the Lockout Periods. The fair value measurement of these shares is based on a quoted price in an active market, adjusted for the lack of marketability during the Lockout Periods. The Company utilized market-corroborated inputs, all of which were deemed to be significant, including the quoted stock price, risk-free rate and expected volatility, in determining the value of the shares and the Company notes that the most significant input in its valuation model is the quoted price in an active market. However, as the valuation of the stock is adjusted for the lack of marketability using market-corroborated inputs, the Company categorizes the measurement of such securities as Level 2 inputs.

Derivative instruments: These instruments are presented at fair value in the accompanying consolidated balance sheets. The valuation of these instruments is determined by a third-party expert using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps, caps and floors are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash payments (receipts). The variable cash payments (receipts) are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

Notes payable and repurchase agreements: The fair values of the Company's notes payable and repurchase agreements are estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

The following were the face values, carrying amounts and fair values of the Company's financial instruments as of December 31, 2012 and 2011, which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2012			December 31, 2011		
	Face Value	**Carrying Amount**	**Fair Value**	**Face Value**	**Carrying Amount**	**Fair Value**
Financial assets:						
Real estate loans receivable [1]	$ 35,902	$ 28,756	$ 25,167	$ 124,714	$ 45,024	$ 42,550
Pledged government securities	—	—	—	91,527	91,541	91,472
Financial liabilities:						
Notes payable and repurchase agreements	$ 1,340,310	$ 1,320,533	$ 1,315,923	$ 2,308,192	$ 2,299,208	$ 2,257,689

[1] Face value of real estate loans receivable is net of unfunded commitments. Carrying amount of real estate loans receivable includes loan loss reserves.

10-K

Disclosure of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. The actual value of these investments could be materially different from the Company's estimate of value.

Assets and Liabilities Recorded at Fair Value

During the year ended December 31, 2012, the Company measured the following assets and liabilities at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:				
Real estate securities	$ 16,411	$ —	$ 16,411	$ —
Liability derivatives	(115)	—	(115)	—
GKK Properties - contingent liability [1]	(12,000)	—	—	(12,000)

[1] The fair value of the Company's contingent liability is equal to the maximum amount payable to the Property Manager for participation interests pursuant to the Amended Services Agreement.

As of December 31, 2012, the Company measured the following assets and liabilities at fair value on a nonrecurring basis (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:				
Impaired real estate - continuing operations	$ 143,985	$ —	$ —	$ 143,985
Impaired real estate - discontinued operations	$ 21,373	$ —	$ —	$ 21,373

As of December 31, 2012, seven of the Company's real estate properties held for investment were measured at fair value as these properties were impaired and the carrying value of the properties were adjusted to fair value. The Company estimated the fair value for these seven impaired real estate properties held for investment (including two GKK Properties) either by performing a 10-year discounted cash flow analysis or by performing a direct capitalization analysis and the estimated fair value was supported by an offer from a third-party. The estimated capitalization rates used to estimate the fair value of these seven properties are summarized in the table below.

Also as of December 31, 2012, 35 of the Company's real estate properties held for sale were measured at fair value as these properties were impaired and the carrying value of the properties were adjusted to fair value. The Company determined the fair value for 22 of its impaired real estate properties held for sale based on the estimated sales price less costs to sell. The estimated sales prices were based on purchase and sale agreements the Company has entered into or offers received, which offers the Company intends to accept. The Company estimated the fair value for 13 of its impaired real estate properties held for sale either by performing a 10-year discounted cash flow analysis or by performing a direct capitalization analysis and the estimated fair value was supported by either an offer from a third party or by broker estimates of value. The table below sets forth the estimated capitalization rates (generally determined based on a direct capitalization rate analysis) used to estimate the fair value of these 13 impaired real estate assets that are held for sale and also includes capitalization rates related to seven properties classified as held for investment during the period which were recorded at fair value (as discussed in the preceding paragraph).

	Number of Properties	Range of Terminal Capitalization Rates
Real estate held for investment:		
Properties with stabilized occupancy	4	7.5% to 8.0%
Properties with unstabilized occupancy	3	7.5% to 8.75%
Real estate held for sale		
Properties with stabilized occupancy	3	7.25% to 9.25%
Properties with unstabilized occupancy	10	7.5% to 9.5%

The capitalization rates selected by the Company vary on a property by property basis based upon several factors such as asset location, occupancy, lease terms and quality of the tenants in place. The weighted average capitalization rates used by the Company for stabilized and unstabilized properties were approximately 7.6% and 7.8%, respectively. The range of capitalization rates disclosed above should not be relied upon as an indication of the price at which other properties in the Company's real estate portfolio may sell, as there are many factors that influence the capitalization rate on a property by property basis.

12. RELATED PARTY TRANSACTIONS

The Company has entered into an Advisory Agreement with the Advisor that is in effect through November 8, 2013 and a Dealer Manager Agreement with the Dealer Manager. These agreements entitled the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and entitle the Advisor to specified fees for the management and disposition of investments, among other services, as well as reimbursement of organization and offering costs that were incurred by the Advisor, the Dealer Manager, and their affiliates on behalf of the Company in connection with the Company's now terminated offering and entitle the Advisor to reimbursement for certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2012, 2011 and 2010, no transactions occurred between the Company and these other KBS-sponsored programs, except that on May 18, 2012, KBS Strategic Opportunity REIT, Inc. made an $8.0 million investment in a joint venture in which the Company indirectly owns a participation interest through another joint venture investment.

Pursuant to the terms of the Advisory Agreement, Dealer Manager Agreement and the AIP Reimbursement Agreement, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2012, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2012 and 2011 (in thousands):

	Incurred Year Ended December 31,			Payable as of December 31,	
	2012	2011	2010	2012	2011
Expensed					
Asset management fees[1]	$ 12,211	$ 12,328	$ 19,636	$ —	$ —
Reimbursement of operating expenses[2]	212	94	38	104	—
Disposition fees[3]	8,260	2,089	726	—	—
Additional Paid-in Capital					
Selling commissions	262	1,115	1,160	—	—
	$ 20,945	$ 15,626	$ 21,560	$ 104	$ —

[1] Amounts include asset management fees from discontinued operations totaling $0.6 million, $(1.3) million and $5.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. On March 20, 2012, the Company entered into an amendment to the Advisory Agreement with the Advisor pursuant to which the Advisor agreed to forgive debt related to $1.6 million of advances from the Advisor to the Company related to distributions and the Advisor agreed to waive the approximately $5.4 million of performance fees related to the National Industrial Portfolio.

[2] The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company reimburses the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $121,000, $94,000 and $38,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were the only employee costs reimbursed under the Advisory Agreement through December 31, 2012. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company's executive officers.

[3] Disposition fees with respect to real estate sold are included in the gain on sales of real estate in the accompanying consolidated statements of operations. Disposition fees with respect to real estate loans receivable sold are reflected in the provision for loan losses in the accompanying consolidated statements of operations. Disposition fees with respect to real estate securities sold are included in the gain on sales of real estate securities in the accompanying consolidated statements of operations.

13. SUPPLEMENTAL CASH FLOW AND SIGNIFICANT NONCASH TRANSACTION DISCLOSURES

Supplemental cash flow and significant noncash transaction disclosures were as follows (in thousands):

	For the Years Ended December 31,		
	2012	2011	2010
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 108,801	$ 84,389	$ 55,952
Supplemental Disclosure of Significant Noncash Transactions:			
Mortgage loans satisfied in connection with deed in lieu of foreclosure	$ 207,189	$ 441,244	$ —
Real estate acquired through foreclosure	$ —	$ —	$ 90,606
Liabilities assumed through foreclosure of real estate	$ —	$ —	$ 52,483
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$ 11,131	$ 46,492	$ 46,540
Assets and liabilities assumed in connection with the Settlement Agreement			
Transfer of the GKK Properties	$ —	$ 1,827,553	$ —
Liabilities related to the GKK Properties	$ —	$ 1,509,673	$ —
Pledged government securities	$ —	$ 93,623	$ —
Restricted cash	$ —	$ 124,261	$ —
Accounts payable and other liabilities	$ —	$ 106,027	$ —
Accounts receivable and assets	$ —	$ 37,524	$ —

14. SEGMENT INFORMATION

The Company presently operates in three business segments based on its investment types: real estate, real estate-related and commercial properties primarily leased to financial institutions received under the Settlement Agreement, or the GKK Properties. Under the real estate segment, the Company has invested primarily in office and industrial properties located throughout the United States. The real estate segment excludes all real estate sold or held for sale as of December 31, 2012. Under the real estate-related segment, the Company has invested in or originated mortgage loans, mezzanine loans and other real estate-related assets, including mortgage-backed securities and preferred membership interest investments. The GKK Properties segment excludes GKK Properties sold or held for sale but includes the remaining GKK Properties held as a result of the indirect transfers under the Settlement Agreement of primarily office properties, bank branch properties and operations centers located in 30 states. All revenues earned from the Company's three reporting segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its reporting segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income and other corporate-level expenses. The accounting policies of the reporting segments are consistent with those described in Note 2, "Summary of Significant Accounting Policies."

The Company evaluates the performance of its segments based upon net operating income from continuing operations ("NOI"), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment and its GKK Properties segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income and income from its unconsolidated joint venture investment less loan servicing costs, asset management fees and interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company's real estate investments, real estate-related investments and the GKK Properties segment and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company's definition.

The following tables summarize total revenues, interest expense and NOI for each reportable segment for the years ended December 31, 2012, 2011 and 2010, and total assets and total liabilities for each reportable segment as of December 31, 2012 and 2011 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Real estate segment[1]	$ 89,257	$ 93,443	$ 98,210
Real estate-related segment	3,878	16,240	45,411
GKK Properties segment[1]	140,448	46,401	—
Total revenues	$ 233,583	$ 156,084	$ 143,621
Interest Expense:			
Real estate segment[1]	$ 22,903	$ 27,669	$ 28,992
Real estate-related segment	24	7,808	5,114
GKK Properties segment[1]	46,838	15,836	—
Total interest expense	$ 69,765	$ 51,313	$ 34,106
NOI:			
Real estate segment[1]	$ 20,575	$ 19,319	$ 22,361
Real estate-related segment	4,154	8,244	41,707
GKK Properties segment[1]	13,355	(22)	—
Total NOI	$ 38,084	$ 27,541	$ 64,068

	December 31,	
	2012	2011
Assets:		
Real estate segment	$ 784,729	$ 819,196
Real estate-related segment	56,779	99,294
GKK Properties segment	919,948	1,103,365
Total segment assets	1,761,456	2,021,855
Real estate held for sale	302,864	1,444,435
Foreclosed real estate held for sale	26,275	28,848
Corporate-level[2]	212,960	9,650
Total assets	$ 2,303,555	$ 3,504,788
Liabilities:		
Real estate segment	$ 456,678	$ 500,100
Real estate-related segment	410	6,863
GKK Properties segment	764,226	945,024
Total segment liabilities	1,221,314	1,451,987
Real estate held for sale	299,255	1,182,652
Corporate-level[3]	1,571	9,892
Total liabilities	$ 1,522,140	$ 2,644,531

[1] Amounts do not include real estate held for sale and discontinued operations.

[2] Total corporate-level assets consisted primarily of cash and cash equivalents of approximately $212.4 million and $9.1 million as of December 31, 2012 and 2011, respectively.

[3] As of December 31, 2012, corporate-level liabilities consisted primarily of accounts payable and accrued liabilities for general and administrative expenses. As of December 31, 2011, corporate-level liabilities consisted primarily of distributions payable.

10-K

The following table reconciles the Company's net (loss) income to its NOI for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net (loss) income	$ (43,142)	$ 4,557	$ (114,379)
Gain on sales of foreclosed real estate held for sale	(127)	(134)	(2,011)
Gain on sales of real estate securities	(25,456)	—	—
Other income and interest income	(54)	(1,702)	(110)
General and administrative expenses	22,447	20,280	7,035
Depreciation and amortization	89,529	57,214	42,149
Impairment charge on real estate held for investment	31,882	6,833	—
Provision for loan losses	142	11,999	11,046
Total (income) loss from discontinued operations	(37,137)	(71,506)	120,338
NOI	$ 38,084	$ 27,541	$ 64,068

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 59,852	$ 57,511	$ 58,896	$ 57,324
Total gain (loss) from discontinued operations	$ (4,194)	$ (6,107)	$ 2,514	$ 44,924
Net income (loss) attributable to common stockholders	$ 2,988	$ (24,207)	$ (16,712)	$ (5,211)
Income (loss) per common share, basic and diluted	$ 0.02	$ (0.13)	$ (0.09)	$ (0.03)
Distributions declared per common share [1]	$ 0.085	$ —	$ —	$ —

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 33,204	$ 27,538	$ 35,875	$ 59,467
Total gain (loss) from discontinued operations	$ (520)	$ (23,404)	$ (7,870)	$ 103,300
Net income (loss) attributable to common stockholders	$ 941	$ (28,379)	$ (29,623)	$ 37,723
Income (loss) per common share, basic and diluted	$ 0.01	$ (0.15)	$ (0.16)	$ 0.20
Distributions declared per common share [1]	$ 0.129	$ 0.131	$ 0.132	$ 0.133

[1] Distributions declared per common shares assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2011 through February 28, 2012. Each day during the period from January 1, 2011 through February 28, 2012 was a record date for distributions. Distributions were calculated at a rate of $0.00143836 per share per day from January 1, 2011 through February 28, 2012.

16. COMMITMENTS AND CONTINGENCIES

Lease Obligations

Pursuant to the Settlement Agreement, the Company indirectly received leasehold interests in certain commercial properties. The property leases have expiration dates between 2013 and 2085 and are subject to ground leases that have expiration dates between 2013 and 2101. These lease obligations generally contain rent increases and renewal options. In certain instances, the rent owed by the Company to the owner of the property under the lease is greater than the revenue received by the Company from the tenants occupying the properties.

Future minimum lease payments owed by the Company under non-cancelable operating ground leases, excluding payments owed related to properties held for non-sale disposition, as of December 31, 2012 were as follows (in thousands):

2013	$	17,607
2014		17,392
2015		16,898
2016		16,396
2017		12,549
Thereafter		36,556
	$	117,398

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the management of the Company's real estate and real estate-related investment portfolio; the disposition of real estate and real estate-related investments; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources. The Company is also dependent on the Property Manager for the Services under the Amended Services Agreement, including the operations, leasing and eventual dispositions of the GKK Properties.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Under the Settlement Agreement, the Company indirectly took title to or, with respect to a limited number of the GKK Properties, indirectly took a leasehold interest in, the GKK Properties on an "as is" basis. As such, the Company was not able to inspect the GKK Properties or conduct standard due diligence on certain of the GKK Properties before the transfers of the properties. Additionally, the Company did not receive representations, warranties and indemnities relating to the GKK Properties from Gramercy and/or its affiliates. Thus, the value of the GKK Properties may decline if the Company subsequently discovers environmental problems with the GKK Properties.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

17. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Disposition of Properties Subsequent to December 31, 2012

Subsequent to December 31, 2012 and through March 12, 2013, the Company sold 30 GKK Properties, which were classified as held for sale as of December 31, 2012, for $36.1 million (net of selling costs), which resulted in net sales proceeds of $4.1 million after the repayment of debt outstanding. The net sales proceeds from the sales of the GKK Properties were used to fund loan reserves. In addition, on March 8, 2013, the Company sold 40 of the PB Capital Properties to the PB Capital Buyer for an aggregate purchase price of $240.9 million, excluding closing costs. See Note 7, "Real Estate Held for Sale and Discontinued Operations — PB Capital Properties."

Share Redemption Program

On March 6, 2013, the Company's board of directors approved an amended and restated share redemption program (the "Amended Share Redemption Program"). Pursuant to the Amended Share Redemption Program, the Company has modified how it will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in the Company's currently effective, or the most recently effective, registration statement as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if the Company cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then it will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then the Company would redeem all of such stockholder's shares. If the Company is redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan.

There were no other changes to the share redemption program. The Amended Share Redemption Program will be effective for redemptions under the program 30 days after the Company files this Annual Report on Form 10-K.

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-off	Balance at End of Year
Year Ended December 31, 2012				
Allowance for doubtful accounts	$ 5,007	$ 835	$ (545)	$ 5,297
Reserve for loan losses	74,134	142	(72,054)	2,222
Year Ended December 31, 2011				
Allowance for doubtful accounts	$ 617	$ 2,207	$ 2,183	$ 5,007
Reserve for loan losses	97,800	11,740	(35,406)	74,134
Year Ended December 31, 2010				
Allowance for doubtful accounts	$ 2,555	$ 654	$ (2,592)	$ 617
Reserve for loan losses	110,478	11,046	(23,724)	97,800

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				*Gross Amount at which Carried at Close of Period*					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Properties Held for Investment													
Plaza in Clayton	Saint Louis, MO	100%	$ 62,200	$ 2,793	$ 91,162	$ 93,955	$ (2,514)	$ 2,793	$ 88,648	$ 91,441	$ (14,786)	2001	09/27/2006
825 University Avenue Building	Norwood, MA	100%	19,000	4,165	27,087	31,252	(8,744)	3,676	18,832	22,508	(1,179)	2004/2006	12/05/2006
Crescent Green Buildings	Cary, NC	100%	[3]	6,200	42,508	48,708	(1,442)	6,200	41,066	47,266	(10,112)	1996/1997/1998	01/31/2007
Sabal VI Building	Tampa, FL	100%	[3]	2,600	14,917	17,517	(4,709)	2,316	10,492	12,808	(141)	1988	03/05/2007
Royal Ridge Building	Alpharetta, GA	100%	21,718	3,500	33,166	36,666	(11,738)	3,313	21,615	24,928	—	2001	06/21/2007
Bridgeway Technology Center	Newark, CA	100%	26,824	11,299	34,705	46,004	(15,335)	8,933	21,736	30,669	—	1996	06/27/2007
Opus National Industrial Portfolio [4]	Various	100%	[5]	4,260	22,423	26,683	(6,071)	3,450	17,162	20,612	(1,884)	Various	07/25/2007
ADP Plaza	Portland, OR	100%	20,900	5,100	28,755	33,855	(304)	5,100	28,451	33,551	(4,290)	1981	11/07/2007
Woodfield Preserve Office Center	Schaumburg, IL	100%	[6]	7,001	121,603	128,604	(3,032)	7,001	118,571	125,572	(27,286)	2001	11/13/2007
Nashville Flex Portfolio	Nashville, TN	100%	[5]	8,350	46,441	54,791	(19,234)	6,475	29,082	35,557	(3,789)	Various	11/15/2007
Rivertech I and II	Billerica, MA	100%	25,105	3,931	42,111	46,042	(444)	3,931	41,667	45,598	(9,531)	1983/2001,2007	02/20/2008
Millennium I Building	Addison, TX	100%	[6]	3,350	71,657	75,007	(431)	3,350	71,226	74,576	(10,809)	2000	06/05/2008
Tysons Dulles Plaza	McLean, VA	100%	76,375	38,839	121,210	160,049	(545)	38,839	120,665	159,504	(19,347)	1986-1990	06/06/2008
Great Oaks Center	Alpharetta, GA	100%	[3]	7,743	28,330	36,073	(17,499)	3,436	15,138	18,574	—	1999	07/18/2008
University Park Buildings	Sacramento, CA	100%	[7]	4,520	22,029	26,549	(294)	4,520	21,735	26,255	(2,967)	1981	07/31/2008
Meridian Tower	Tulsa, OK	100%	[7]	2,050	16,728	18,778	599	2,050	17,327	19,377	(3,230)	1982	08/18/2008
North Creek Parkway Center	Bothell, WA	100%	[7]	11,200	30,755	41,955	(8,566)	9,941	23,448	33,389	—	1986-1987	08/28/2008
City Gate Plaza	Sacramento, CA	100%	[7]	2,880	18,895	21,775	(316)	2,880	18,579	21,459	(4,032)	1988-1990	11/25/2008
Bentonville	Benton, AR	100%	[8]	167	607	774	(9)	167	598	765	(62)	1973 / 1981	09/01/2011
Mountain Home - Main Building	Mountain Home, AR	100%	[8]	380	438	818	—	380	438	818	(128)	1980	09/01/2011
RH Johnson - Main Building	Sun City, AZ	100%	[8]	949	546	1,495	—	949	546	1,495	(83)	1981	09/01/2011
Arnold	Arnold, CA	100%	[8]	213	684	897	—	213	684	897	(107)	1981	09/01/2011
Bay - Fair	San Leandro, CA	100%	[8]	913	594	1,507	55	913	649	1,562	(119)	1981	09/01/2011
Burlingame - Main Building	Burlingame, CA	100%	[8]	671	467	1,138	—	671	467	1,138	(92)	1961	09/01/2011
Canoga Park Branch	Canoga Park, CA	100%	[8]	886	467	1,353	—	886	467	1,353	(87)	1957	09/01/2011
College Heights	Bakersfield, CA	100%	[8]	582	523	1,105	—	582	523	1,105	(97)	1979	09/01/2011
Dinuba	Dinuba, CA	100%	[8]	496	357	853	—	496	357	853	(61)	1972	09/01/2011
East Fresno	Fresno, CA	100%	[8]	373	463	836	—	373	463	836	(72)	1959	09/01/2011
Eureka Main	Eureka, CA	100%	[8]	427	482	909	—	427	482	909	(93)	1900	09/01/2011
Folsum	Folsum, CA	100%	[8]	506	402	908	(78)	506	324	830	(45)	1981	09/01/2011
Fort Bragg	Fort Bragg, CA	100%	[8]	332	528	860	(44)	332	484	816	(83)	1975	09/01/2011
Hanford - Main Building	Hanford, CA	100%	[8]	466	614	1,080	—	466	614	1,080	(96)	1976	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Healdsburg	Healdsburg, CA	100%	[8]	$ 850	$ 407	$ 1,257	$ (33)	$ 850	$ 374	$ 1,224	$ (47)	1979	09/01/2011
Hemet Branch	Hemet, CA	100%	[8]	1,200	780	1,980	—	1,200	780	1,980	(125)	1982	09/01/2011
Hilltop	Redding, CA	100%	[8]	773	437	1,210	(44)	773	393	1,166	(53)	1982	09/01/2011
Lemoore	Lemoore, CA	100%	[8]	175	407	582	109	175	516	691	(62)	1959	09/01/2011
Lincoln Village	Stockton, CA	100%	[8]	642	484	1,126	(36)	642	448	1,090	(63)	1980	09/01/2011
Livermore	Livermore, CA	100%	[8]	755	655	1,410	(35)	755	620	1,375	(78)	1982	09/01/2011
Martin Luther King Jr.	Los Angeles, CA	100%	[8]	1,278	626	1,904	—	1,278	626	1,904	(107)	1971	09/01/2011
Mission-23rd	San Francisco, CA	100%	[8]	618	471	1,089	—	618	471	1,089	(66)	1925	09/01/2011
Montrose Branch	Montrose, CA	100%	[8]	906	402	1,308	(18)	906	384	1,290	(51)	1952	09/01/2011
Ontario Plaza Branch	Ontario, CA	100%	[8]	370	439	809	—	370	439	809	(59)	1982	09/01/2011
Orangevale Branch	Orangevale, CA	100%	[8]	469	798	1,267	(137)	469	661	1,130	(64)	1978	09/01/2011
Oroville	Oroville, CA	100%	[8]	669	381	1,050	(69)	669	312	981	(39)	1981	09/01/2011
Pleasanton	Pleasanton, CA	100%	[8]	944	448	1,392	(33)	944	415	1,359	(59)	1981	09/01/2011
Porterville - Main Building	Porterville, CA	100%	[8]	729	457	1,186	—	729	457	1,186	(93)	1974	09/01/2011
Reedley	Reedley, CA	100%	[8]	450	541	991	—	450	541	991	(125)	1964	09/01/2011
Reseda Branch	Reseda, CA	100%	[8]	449	388	837	—	449	388	837	(79)	1958	09/01/2011
Ridgecrest	Ridgecrest, CA	100%	[8]	634	478	1,112	—	634	478	1,112	(95)	1973	09/01/2011
Sherman Oaks	Sherman Oaks, CA	100%	[8]	957	483	1,440	—	957	483	1,440	(83)	1958	09/01/2011
Slauson - Vermont	Los Angeles, CA	100%	[8]	1,159	609	1,768	(22)	1,159	587	1,746	(79)	1971	09/01/2011
St. Helena	St. Helena, CA	100%	[8]	824	763	1,587	(25)	824	738	1,562	(102)	1976	09/01/2011
Stockton Agri-Center	Stockton, CA	100%	[8]	591	508	1,099	(28)	591	480	1,071	(65)	1982	09/01/2011
Susanville	Susanville, CA	100%	[8]	182	317	499	6	182	323	505	(44)	1979	09/01/2011
Toluca Lake	Burbank, CA	100%	[8]	522	869	1,391	—	522	869	1,391	(96)	1978	09/01/2011
Turlock - Main Building	Turlock, CA	100%	[8]	805	556	1,361	—	805	556	1,361	(102)	1971	09/01/2011
Vacaville Financial Center	Vacaville, CA	100%	[8]	577	489	1,066	(31)	577	458	1,035	(64)	1980	09/01/2011
Vernon Branch	Vernon, CA	100%	[8]	1,102	566	1,668	—	1,102	566	1,668	(93)	1960	09/01/2011
West Los Angeles Branch	W. Los Angeles, CA	100%	[8]	991	570	1,561	—	991	570	1,561	(90)	1957	09/01/2011
Williow Glenn	San Jose, CA	100%	[8]	353	295	648	(44)	353	251	604	(40)	1955	09/01/2011
Batterson	Farmington, CT	100%	[8]	3,390	7,113	10,503	—	3,390	7,113	10,503	(1,280)	1970	09/01/2011
Greenwich	Greenwich, CT	100%	[8]	1,353	5,675	7,028	119	1,353	5,794	7,147	(655)	1927	09/01/2011
North Wakefield Drive	Newark, DE	100%	[8]	1,662	10,166	11,828	—	1,662	10,166	11,828	(953)	1996	09/01/2011
Baypoint	Miami, FL	100%	[8]	246	619	865	(52)	246	567	813	(91)	1958	09/01/2011
Bayshore - Main Building	Bradentown, FL	100%	[8]	391	445	836	—	391	445	836	(62)	1971	09/01/2011
Blountstown - Main Building	Blountstown, FL	100%	[8]	69	365	434	(11)	69	354	423	(39)	1981	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Charlotte Harbor - Main Building	Port Charlotte, FL	100%	[8]	$ 272	$ 500	$ 772	$ (82)	$ 272	$ 418	$ 690	$ (73)	1990	09/01/2011
Coral Ridge - Main Building	Ft. Lauderdale, FL	100%	[8]	835	1,099	1,934	—	835	1,099	1,934	(285)	1969	09/01/2011
Crystal River - Main Building	Crystal River, FL	100%	[8]	119	329	448	(60)	119	269	388	(36)	1970	09/01/2011
Ft. Myers Beach - Main Building	Ft. Myers Beach, FL	100%	[8]	230	407	637	(26)	230	381	611	(129)	1968	09/01/2011
Ft. Walton Beach - Main Building	Ft. Walton Beach, FL	100%	[8]	427	478	905	(31)	427	447	874	(129)	1975	09/01/2011
Homestead - Main Building	Homestead, FL	100%	[8]	1,113	578	1,691	(87)	1,113	491	1,604	(66)	1973	09/01/2011
Live Oak - Main Building	Live Oak, FL	100%	[8]	679	942	1,621	—	679	942	1,621	(222)	1965	09/01/2011
Midway - Main Building	Miami, FL	100%	[8]	1,401	826	2,227	35	1,401	861	2,262	(155)	1974	09/01/2011
Plantation - Main Building	Plantation, FL	100%	[8]	1,189	1,092	2,281	6	1,189	1,098	2,287	(91)	1976/2002	09/01/2011
Trouble Creek - Main Building	New Port Richey, FL	100%	[8]	453	478	931	(2)	453	476	929	(139)	1970	09/01/2011
West Sunrise - Main Building	Plantation, FL	100%	[8]	1,060	1,146	2,206	123	1,060	1,269	2,329	(218)	1976	09/01/2011
Weeki Wachee - Main Building	Brooksville, FL	100%	[8]	407	813	1,220	—	407	813	1,220	(143)	1970	09/01/2011
Westside - Main Building	Bradenton, FL	100%	[8]	608	388	996	—	608	388	996	(91)	1964	09/01/2011
Aberdeen Village - Main Building	Peachtree City, GA	100%	[8]	564	1,830	2,394	—	564	1,830	2,394	(181)	1981	09/01/2011
East Point - Main Building	East Point, GA	100%	[8]	319	337	656	(16)	319	321	640	(71)	1981	09/01/2011
Exchange Street	Malden, MA	100%	[8]	6,856	10,795	17,651	5	6,856	10,800	17,656	(1,356)	1984	09/01/2011
Waltham Main (I & II)	Waltham, MA	100%	[8]	8,971	13,064	22,035	428	8,971	13,492	22,463	(1,885)	1968/1976	09/01/2011
Wheaton - Main Building	Wheaton, MD	100%	[8]	1,245	939	2,184	(92)	1,245	847	2,092	(105)	1960/2003	09/01/2011
Court Street	Auburn, ME	100%	[8]	149	352	501	(20)	149	332	481	(83)	1969	09/01/2011
Gannett Drive	South Portland, ME	100%	[8]	953	1,905	2,858	—	953	1,905	2,858	(223)	1997	09/01/2011
Ballwin Facility - Main Building	Ballwin, MO	100%	[8]	114	464	578	(57)	114	407	521	(53)	1972	09/01/2011
Belton Facility - Main Building	Belton, MO	100%	[8]	454	574	1,028	(82)	454	492	946	(57)	1976	09/01/2011
Forsyth Facility - Main Building	Forsyth, MO	100%	[8]	83	239	322	—	83	239	322	(55)	1960	09/01/2011
I-70 & Noland Facility - Main Bldg	Independence, MO	100%	[8]	598	640	1,238	(136)	598	504	1,102	(55)	1981	09/01/2011
Metropolitan/Holmes - Main Bldg	Kansas City, MO	100%	[8]	339	426	765	(52)	339	374	713	(44)	1981	09/01/2011
Gateway Center - Charlotte	Charlotte, NC	100%	[8]	6,334	22,712	29,046	(7)	6,334	22,705	29,039	(2,285)	1987/1988	09/01/2011
Nashua Main	Nashua, NH	100%	[8]	334	2,639	2,973	10	334	2,649	2,983	(364)	1800	09/01/2011
Portsmouth Pleasant	Portsmouth, NH	100%	[8]	317	673	990	—	317	673	990	(97)	1860s	09/01/2011
Arthur Street	East Brunswick, NJ	100%	[8]	1,010	941	1,951	—	1,010	941	1,951	(162)	1972	09/01/2011
Beechwood Road	Summit, NJ	100%	[8]	465	651	1,116	—	465	651	1,116	(92)	1957	09/01/2011
Bellevue Avenue	Hammonton, NJ	100%	[8]	382	2,200	2,582	17	382	2,217	2,599	(258)	1964	09/01/2011
Bergenline Avenue	Union City, NJ	100%	[8]	179	370	549	(2)	179	368	547	(78)	1970	09/01/2011
Bridgewater	Bridgewater, NJ	100%	[8]	1,493	2,530	4,023	(181)	1,493	2,349	3,842	(489)	1974/1980	09/01/2011
Lakewood Route 70	Lakewood, NJ	100%	[8]	1,328	953	2,281	17	1,328	970	2,298	(153)	1988	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Maplewood Avenue	Maplewood, NJ	100%	(8)	$ 406	$ 497	$ 903	$ —	$ 406	$ 497	$ 903	$ (175)	1926/1983	09/01/2011
Pennsauken	Pennsauken, NJ	100%	(8)	750	794	1,544	—	750	794	1,544	(139)	1966	09/01/2011
South Orange Avenue	South Orange, NJ	100%	(8)	110	316	426	—	110	316	426	(48)	1944	09/01/2011
Springfield Avenue	Summit, NJ	100%	(8)	2,166	769	2,935	—	2,166	769	2,935	(103)	1929	09/01/2011
Wood Avenue	Linden, NJ	100%	(8)	1,657	1,043	2,700	—	1,657	1,043	2,700	(163)	1955/1970	09/01/2011
Amador (Las Cruces) - Main Bldg	Las Cruces, NM	100%	(8)	120	634	754	(114)	120	520	640	(59)	1970/1991	09/01/2011
Santa Fe-Metro Bank - Main Bldg	Santa Fe, NM	100%	(8)	—	1,646	1,646	—	—	1,646	1,646	(194)	1972 / 1985	09/01/2011
Broadway	Albany, NY	100%	(8)	1,047	2,556	3,603	—	1,047	2,556	3,603	(235)	1898	09/01/2011
Genesee Street	Auburn, NY	100%	(8)	284	1,241	1,525	38	284	1,279	1,563	(156)	1928	09/01/2011
Hempstead Tpke	East Meadow, NY	100%	(8)	169	464	633	(20)	169	444	613	(20)	1955/1990	09/01/2011
Jamaica	Jamaica, NY	100%	(8)	185	953	1,138	—	185	953	1,138	(68)	1960/2001	09/01/2011
Levittown	Levittown, NY	100%	(8)	543	389	932	—	543	389	932	(65)	1962	09/01/2011
Merrick Avenue	Merrick, NY	100%	(8)	259	1,846	2,105	(53)	259	1,793	2,052	(271)	1952	09/01/2011
Middle Neck Road	Great Neck, NY	100%	(8)	349	281	630	(30)	349	251	600	(42)	1956	09/01/2011
Park Avenue	Wantagh, NY	100%	(8)	213	360	573	(17)	213	343	556	(98)	1953	09/01/2011
State Street	Allbany, NY	100%	(8)	865	7,631	8,496	292	865	7,923	8,788	(873)	1927/1980s	09/01/2011
Transit Road	West Seneca, NY	100%	(8)	665	6,065	6,730	85	665	6,150	6,815	(895)	1972	09/01/2011
Wantagh	West Hempstead, NY	100%	(8)	928	1,787	2,715	—	928	1,787	2,715	(183)	1940/2002	09/01/2011
31st Street - Main Building	Tulsa, OK	100%	(8)	400	591	991	(53)	400	538	938	(56)	1972/1979	09/01/2011
Broken Arrow - Main Building	Broken Arrow, OK	100%	(8)	357	463	820	(67)	357	396	753	(40)	1972/1979	09/01/2011
Catoosa - Main Building	Catoosa, OK	100%	(8)	174	354	528	(83)	174	271	445	(34)	1964/1972	09/01/2011
Gresham - Main Building	Gresham, OR	100%	(8)	374	668	1,042	(42)	374	626	1,000	(78)	1978	09/01/2011
Parkrose - Main Building	Portland, OR	100%	(8)	216	326	542	(48)	216	278	494	(41)	1967	09/01/2011
Blair Mill Road	Horsham, PA	100%	(8)	1,171	1,794	2,965	—	1,171	1,794	2,965	(189)	1985	09/01/2011
Bustleton Avenue	Philadelphia, PA	100%	(8)	188	788	976	—	188	788	976	(94)	1953	09/01/2011
Dupont Drive	Providence, RI	100%	(8)	1,330	8,737	10,067	288	1,330	9,025	10,355	(1,307)	1963	09/01/2011
Post Road	North Kingstown, RI	100%	(8)	825	1,527	2,352	—	825	1,527	2,352	(232)	1988	09/01/2011
Hilton Head-Pope Ave - Main Bldg	Hilton Head, SC	100%	(8)	527	646	1,173	—	527	646	1,173	(148)	1981	09/01/2011
Rock Hill MO - Main Building	Rock Hill, SC	100%	(8)	553	538	1,091	—	553	538	1,091	(92)	1986	09/01/2011
Lebanon Main - Main Building	Lebanon, TN	100%	(8)	125	237	362	(23)	125	214	339	(32)	1962	09/01/2011
Beaumont - Main Building	Beaumont, TX	100%	(8)	181	369	550	—	181	369	550	(72)	1958	09/01/2011
Harlandale - Main Building	San Antonio, TX	100%	(8)	282	418	700	19	282	437	719	(111)	1970	09/01/2011
Nederland - Main Building	Nederland, TX	100%	(8)	49	510	559	4	49	514	563	(110)	1946	09/01/2011
Northern Hills - Main Building	San Antonio, TX	100%	(8)	342	449	791	—	342	449	791	(90)	1979	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [(1)]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [(1)]	Total [(2)]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Steeplechase - Main Building	Houston, TX	100%	[(8)]	$ 286	$ 637	$ 923	$ (30)	$ 286	$ 607	$ 893	$ (223)	1981	09/01/2011
Witchita Falls - Main Building	Wichita Falls, TX	100%	[(8)]	566	780	1,346	(73)	566	707	1,273	(155)	1978	09/01/2011
Abingdon - Main Building	Abingdon, VA	100%	[(8)]	375	295	670	—	375	295	670	(52)	1964/1980	09/01/2011
Coliseum-Riverdale - Main Bldg	Hampton, VA	100%	[(8)]	352	403	755	18	352	421	773	(64)	1974/1998	09/01/2011
Fairfax Courthouse	Fairfax, VA	100%	[(8)]	590	968	1,558	28	590	996	1,586	(113)	1932/2000	09/01/2011
Orange - Main Building	Orange, VA	100%	[(8)]	48	266	314	—	48	266	314	(63)	1925	09/01/2011
Robinson & Broad - Main Building	Richmond, VA	100%	[(8)]	291	573	864	(27)	291	546	837	(78)	1947/1985	09/01/2011
Camas - Main Building	Camas, WA	100%	[(8)]	386	243	629	(20)	386	223	609	(35)	1951	09/01/2011
Clarkston - Main Building	Clarkston, WA	100%	[(8)]	205	610	815	(25)	205	585	790	(66)	1958	09/01/2011
Edmonds - Main Building	Edmonds, WA	100%	[(8)]	367	348	715	27	367	375	742	(55)	1956	09/01/2011
Greenwood - Main Building	Seattle, WA	100%	[(8)]	104	221	325	12	104	233	337	(32)	1948	09/01/2011
Kennewick - Main Building	Kennewick, WA	100%	[(8)]	243	673	916	(37)	243	636	879	(52)	1977/1991	09/01/2011
Lynden - Main Building	Lynden, WA	100%	[(8)]	—	186	186	—	—	186	186	(37)	1973	09/01/2011
Port Townsend	Port Townsend, WA	100%	[(8)]	73	235	308	(17)	73	218	291	(29)	1974	09/01/2011
Quincy - Main Building	Quincy, WA	100%	[(8)]	138	275	413	(15)	138	260	398	(22)	1977/1991	09/01/2011
Sequim - Main Building	Sequim, WA	100%	[(8)]	377	370	747	(32)	377	338	715	(41)	1979	09/01/2011
Wenatchee Valley - Main Building	Wenatchee, WA	100%	[(8)]	19	456	475	163	19	619	638	(46)	1965/1992	09/01/2011
Ballard - Main Building	Seattle, WA	100%	[(8)]	270	326	596	45	270	371	641	(56)	1951	09/01/2011
Daytona Beach Spdwy - Main Bldg	Daytona Beach, FL	100%	[(8)]	1,060	638	1,698	26	1,060	664	1,724	(105)	1974	09/01/2011
Palm Beach Vault	West Palm Beach, FL	100%	[(8)]	854	533	1,387	(78)	854	455	1,309	(59)	1997	09/01/2011
Redmond - Main Building	Redmond, OR	100%	[(8)]	50	206	256	—	50	206	256	(28)	1925/1982	09/01/2011
Las Vegas Ops Center	Las Vegas, NV	100%	[(8)]	5,313	4,474	9,787	—	5,313	4,474	9,787	(643)	1972/1990	09/01/2011
South First Street	Lufkin, TX	100%	[(9)]	191	572	763	—	191	572	763	(104)	1957	09/01/2011
NBOC Operations Center	North Brunswick, NJ	100%	[(9)]	30	40	70	56	30	96	126	(9)	1950	09/01/2011
NBOC Operations Center	North Brunswick, NJ	100%	[(9)]	1,701	3,999	5,700	125	1,701	4,124	5,825	(1,422)	1950/1959	09/01/2011
Orange City	Orange City, FL	100%	[(10)]	294	1,107	1,401	—	294	1,107	1,401	(93)	1987	09/01/2011
Barbee Chapel Road	Chapel Hill, NC	100%	[(10)]	117	610	727	—	117	610	727	(37)	2005	09/01/2011
Bernwood Park	Bonita Springs, FL	100%	[(10)]	1,106	1,891	2,997	—	1,106	1,891	2,997	(112)	2003	09/01/2011
Charlotte Harbor Office	Port Charlotte, FL	100%	[(10)]	191	633	824	—	191	633	824	(70)	1981	09/01/2011
Cypress Point	Palm Coast, FL	100%	[(10)]	984	2,456	3,440	—	984	2,456	3,440	(155)	1995	09/01/2011
Hudson Office	Hudson, FL	100%	[(10)]	1,000	2,478	3,478	—	1,000	2,478	3,478	(196)	1978	09/01/2011
Marco Island Office	Marco Island, FL	100%	[(10)]	768	2,021	2,789	—	768	2,021	2,789	(210)	1967	09/01/2011
North Lockwood Ridge	Sarasota, FL	100%	[(10)]	468	1,231	1,699	—	468	1,231	1,699	(66)	2000	09/01/2011
West Bradenton	Bradenton, FL	100%	[(10)]	382	1,368	1,750	—	382	1,368	1,750	(104)	1989	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Cheshire Sheridan	Atlanta, GA	100%	[10]	$ 861	$ 2,261	$ 3,122	$ —	$ 861	$ 2,261	$ 3,122	$ (237)	1971	09/01/2011
Edgewood	Columbus, GA	100%	[10]	146	387	533	—	146	387	533	(67)	1974	09/01/2011
University Place Office	Charlotte, NC	100%	[10]	862	1,990	2,852	—	862	1,990	2,852	(143)	1993	09/01/2011
Forest Drive Office	Columbia, SC	100%	[10]	363	1,035	1,398	—	363	1,035	1,398	(82)	1996	09/01/2011
Land O'Lakes Office	Lutz, FL	100%	[10]	431	1,764	2,195	—	431	1,764	2,195	(132)	1988	09/01/2011
West Placerville Branch	Placerville, CA	100%	[10]	388	873	1,261	—	388	873	1,261	(120)	1984	09/01/2011
New Smyrna Beach East	New Smyrna Beach, FL	100%	[11]	472	861	1,333	—	472	861	1,333	(77)	1983	09/01/2011
Hamilton Square	Hamilton Square, NJ	100%	[11]	361	1,251	1,612	—	361	1,251	1,612	(204)	1940	09/01/2011
East Commercial Blvd (Relo)	Fort Lauderdale, FL	100%	[11]	523	1,857	2,380	—	523	1,857	2,380	(192)	1975	09/01/2011
Largo Office	Largo, FL	100%	[11]	757	1,577	2,334	—	757	1,577	2,334	(151)	1980	09/01/2011
New Citrus Park	Tampa, FL	100%	[11]	853	2,069	2,922	—	853	2,069	2,922	(111)	2001	09/01/2011
Providence Square	Marietta, GA	100%	[11]	536	1,573	2,109	—	536	1,573	2,109	(128)	1982	09/01/2011
Ashley Village	Cary, NC	100%	[11]	428	1,373	1,801	—	428	1,373	1,801	(90)	1996	09/01/2011
West Market Street	Greensboro, NC	100%	[11]	304	1,034	1,338	—	304	1,034	1,338	(64)	1996	09/01/2011
Harbison Office	Irmo, SC	100%	[11]	369	1,338	1,707	—	369	1,338	1,707	(94)	1994	09/01/2011
Virginia Beach Shore Drive	Virginia Beach, VA	100%	[11]	276	1,593	1,869	—	276	1,593	1,869	(123)	1979	09/01/2011
Cypress Lake Drive	Fort Myers, FL	100%	[11]	795	1,829	2,624	(8)	787	1,829	2,616	(109)	1998	09/01/2011
Woodstock Crossing	Woodstock, GA	100%	[11]	606	1,376	1,982	—	606	1,376	1,982	(110)	1994	09/01/2011
The Avenues	Jacksonville, FL	100%	[11]	438	1,163	1,601	—	438	1,163	1,601	(72)	1999	09/01/2011
Roseville Branch	Roseville, CA	100%	[11]	655	1,870	2,525	—	655	1,870	2,525	(185)	1987	09/01/2011
Valley Springs	Valley Springs, CA	100%	[11]	123	886	1,009	—	123	886	1,009	(78)	1992	09/01/2011
Lake Community Bank	Lakeport, CA	100%	[11]	564	2,211	2,775	—	564	2,211	2,775	(215)	1994	09/01/2011
Park Hill	N. Little Rock, AR	100%	[12]	175	691	866	—	175	691	866	(108)	1965	09/01/2011
Holiday	Holiday, FL	100%	[12]	734	1,324	2,058	—	734	1,324	2,058	(185)	1973	09/01/2011
Village Circle	Chapel Hill, NC	100%	[12]	367	2,312	2,679	—	367	2,312	2,679	(211)	2005	09/01/2011
Bloomingdale	Brandon, FL	100%	[12]	379	787	1,166	—	379	787	1,166	(85)	1980	09/01/2011
Cedar Shores Office	Ocala, FL	100%	[12]	749	943	1,692	—	749	943	1,692	(73)	1990	09/01/2011
Grove City Office	Grove City, FL	100%	[12]	536	1,217	1,753	—	536	1,217	1,753	(97)	1978	09/01/2011
Bluegrass Office	Alpharetta, GA	100%	[12]	595	1,521	2,116	—	595	1,521	2,116	(95)	1997	09/01/2011
LaVista Road	Tucker, GA	100%	[12]	659	1,225	1,884	—	659	1,225	1,884	(95)	2002	09/01/2011
Garner Office	Garner, NC	100%	[12]	526	1,372	1,898	—	526	1,372	1,898	(83)	1998	09/01/2011
James Island	Charleston, SC	100%	[12]	665	1,258	1,923	—	665	1,258	1,923	(79)	1999	09/01/2011
Chester	Chester, VA	100%	[12]	187	368	555	—	187	368	555	(50)	1986	09/01/2011
Haddonfield - Kings	Haddonfield, NJ	100%	[12]	196	914	1,110	—	196	914	1,110	(56)	1986	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Staples Mill	Richmond, VA	100%	(12)	$ 368	$ 737	$ 1,105	$ —	$ 368	$ 737	$ 1,105	$ (92)	1974	09/01/2011
Cameron Park	Cameron Park, CA	100%	(12)	454	1,566	2,020	—	454	1,566	2,020	(146)	1993	09/01/2011
Sonora - Branch	Sonora, CA	100%	(12)	27	1,284	1,311	—	27	1,284	1,311	(133)	1980	09/01/2011
Simpsonville Main Office	Simpsonville, SC	100%	(13)	292	677	969	—	292	677	969	(79)	1981	09/01/2011
Banner Elk	Banner Elk, NC	100%	(13)	221	492	713	—	221	492	713	(78)	1985	09/01/2011
47th Terrace Office	Cape Coral, FL	100%	(13)	567	1,509	2,076	—	567	1,509	2,076	(90)	1986	09/01/2011
Altamonte Crossing Office	Altamonte Springs, FL	100%	(13)	799	1,254	2,053	—	799	1,254	2,053	(99)	1992	09/01/2011
Bradenton City	Bradenton, FL	100%	(13)	674	1,097	1,771	—	674	1,097	1,771	(58)	1999	09/01/2011
Brandon	Brandon, FL	100%	(13)	373	1,022	1,395	—	373	1,022	1,395	(92)	1981	09/01/2011
Cordova Office - Pensacola	Pensacola, FL	100%	(13)	270	759	1,029	—	270	759	1,029	(55)	1986	09/01/2011
Deerfield Beach (H.S.)	Deerfield Beach, FL	100%	(13)	1,239	2,278	3,517	—	1,239	2,278	3,517	(141)	1986	09/01/2011
Holly Hill Office	Holly Hill, FL	100%	(13)	301	756	1,057	—	301	756	1,057	(93)	1961	09/01/2011
Sawgrass	Plantation, FL	100%	(13)	1,094	1,345	2,439	—	1,094	1,345	2,439	(99)	1995	09/01/2011
Vero-West (1st Am.)	Vero Beach, FL	100%	(13)	344	1,011	1,355	—	344	1,011	1,355	(129)	1984	09/01/2011
Lilburn Office	Lilburn, GA	100%	(13)	493	870	1,363	—	493	870	1,363	(84)	1986	09/01/2011
Stonehenge Office	Raleigh, NC	100%	(13)	766	1,485	2,251	—	766	1,485	2,251	(91)	1994	09/01/2011
Centerville	Manakin-Sabot, VA	100%	(13)	797	832	1,629	—	797	832	1,629	(89)	1973	09/01/2011
El Dorado Hills Branch	El Dorado Hills, CA	100%	(13)	618	1,548	2,166	—	618	1,548	2,166	(151)	2000	09/01/2011
Sutter Creek	Sutter Creek, CA	100%	(13)	215	522	737	—	215	522	737	(65)	1984	09/01/2011
Albemarle Road	Charlotte, NC	100%	(14)	240	563	803	—	240	563	803	(63)	1979	09/01/2011
Beatties Ford Road	Charlotte, NC	100%	(14)	184	490	674	—	184	490	674	(57)	1970	09/01/2011
Belhaven Boulevard	Charlotte, NC	100%	(14)	240	501	741	—	240	501	741	(67)	1966	09/01/2011
Boger City	Lincolnton, NC	100%	(14)	182	588	770	—	182	588	770	(71)	1971	09/01/2011
Boone Main Office	Boone, NC	100%	(14)	128	753	881	—	128	753	881	(87)	1970	09/01/2011
Burgaw Main Office	Burgaw, NC	100%	(14)	106	382	488	—	106	382	488	(47)	1963	09/01/2011
Burlington Main Office	Burlington, NC	100%	(14)	213	1,220	1,433	—	213	1,220	1,433	(115)	1982	09/01/2011
Cameron Village	Raleigh, NC	100%	(14)	300	822	1,122	—	300	822	1,122	(89)	1985	09/01/2011
Candler	Candler, NC	100%	(14)	157	431	588	—	157	431	588	(50)	1977	09/01/2011
Carmel Commons	Charlotte, NC	100%	(14)	502	898	1,400	—	502	898	1,400	(93)	1980	09/01/2011
Carolina Beach	Carolina Beach, NC	100%	(14)	194	1,045	1,239	—	194	1,045	1,239	(105)	1971	09/01/2011
Cary Village	Cary, NC	100%	(14)	132	540	672	—	132	540	672	(45)	1997	09/01/2011
Cherryville	Cherryville, NC	100%	(14)	96	468	564	—	96	468	564	(52)	1965	09/01/2011
Columbus	Columbus, NC	100%	(14)	58	307	365	—	58	307	365	(37)	1971	09/01/2011
Cornelius	Cornelius, NC	100%	(14)	983	989	1,972	—	983	989	1,972	(83)	1989	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Cumberland	Fayetteville, NC	100%	(14)	$ 186	$ 551	$ 737	$ —	$ 186	$ 551	$ 737	$ (59)	1982	09/01/2011
Dallas	Dallas, NC	100%	(14)	110	379	489	—	110	379	489	(47)	1972	09/01/2011
Denver	Denver, NC	100%	(14)	75	333	408	—	75	333	408	(42)	1974	09/01/2011
Dixie Village	Gastonia, NC	100%	(14)	137	513	650	—	137	513	650	(59)	1972	09/01/2011
Eden Main Office	Eden, NC	100%	(14)	219	662	881	—	219	662	881	(84)	1980	09/01/2011
Elizabethtown Main	Elizabethtown, NC	100%	(14)	71	592	663	—	71	592	663	(62)	1962	09/01/2011
Farmville	Farmville, NC	100%	(14)	112	892	1,004	—	112	892	1,004	(95)	1965	09/01/2011
Fayetteville Dwntown	Fayetteville, NC	100%	(14)	216	452	668	—	216	452	668	(64)	1980	09/01/2011
Garner	Garner, NC	100%	(14)	126	704	830	—	126	704	830	(77)	1971	09/01/2011
Gastonia Main Office	Gastonia, NC	100%	(14)	313	1,277	1,590	—	313	1,277	1,590	(131)	1977	09/01/2011
Guilford College	Greensboro, NC	100%	(14)	235	803	1,038	—	235	803	1,038	(77)	1983	09/01/2011
Henderson Mo Relc	Henderson, NC	100%	(14)	116	1,145	1,261	—	116	1,145	1,261	(88)	1994	09/01/2011
Hillsborough	Hillsborough, NC	100%	(14)	55	383	438	—	55	383	438	(45)	1920	09/01/2011
Hilltop Plaza	Monroe, NC	100%	(14)	352	935	1,287	—	352	935	1,287	(75)	1993	09/01/2011
Hospital - Greenville	Greenville, NC	100%	(14)	407	737	1,144	—	407	737	1,144	(62)	1991	09/01/2011
Kenansville	Kenansville, NC	100%	(14)	90	463	553	—	90	463	553	(52)	1970	09/01/2011
Kinston Main Office	Kinston, NC	100%	(14)	136	1,121	1,257	—	136	1,121	1,257	(99)	1982	09/01/2011
Landfall	Wilmington, NC	100%	(14)	353	1,116	1,469	—	353	1,116	1,469	(92)	1989	09/01/2011
Marion Main Office	Marion, NC	100%	(14)	232	1,341	1,573	—	232	1,341	1,573	(109)	1982	09/01/2011
Mooresville Main	Mooresville, NC	100%	(14)	195	756	951	—	195	756	951	(88)	1957	09/01/2011
Mt Olive Main Office	Mount Olive, NC	100%	(14)	119	404	523	—	119	404	523	(54)	1962	09/01/2011
Myers Park	Charlotte, NC	100%	(14)	340	1,477	1,817	—	340	1,477	1,817	(152)	1974	09/01/2011
North Asheville	Asheville, NC	100%	(14)	73	430	503	—	73	430	503	(45)	1973	09/01/2011
North Boulevard - Raleigh	Raleigh, NC	100%	(14)	266	689	955	—	266	689	955	(61)	1986	09/01/2011
North Durham	Durham, NC	100%	(14)	202	429	631	—	202	429	631	(52)	1982	09/01/2011
North Henderson	Henderson, NC	100%	(14)	92	247	339	—	92	247	339	(39)	1969	09/01/2011
North Raleigh	Raleigh, NC	100%	(14)	188	472	660	—	188	472	660	(50)	1979	09/01/2011
Northeast	Charlotte, NC	100%	(14)	538	766	1,304	—	538	766	1,304	(92)	1962	09/01/2011
Northwood	High Point, NC	100%	(14)	184	396	580	—	184	396	580	(51)	1980	09/01/2011
Park Road	Charlotte, NC	100%	(14)	376	766	1,142	—	376	766	1,142	(85)	1971	09/01/2011
Pavilions	Winston-Salem, NC	100%	(14)	574	1,284	1,858	—	574	1,284	1,858	(96)	1989	09/01/2011
Pinehurst	Pinehurst, NC	100%	(14)	214	602	816	—	214	602	816	(81)	1904	09/01/2011
Pleasant Garden	Pleasant Garden, NC	100%	(14)	97	235	332	—	97	235	332	(34)	1935	09/01/2011
Reidsville Main Office	Reidsville, NC	100%	(14)	160	349	509	—	160	349	509	(57)	1900	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Reynolda	Winston-Salem, NC	100%	(14)	$ 236	$ 518	$ 754	$ —	$ 236	$ 518	$ 754	$ (65)	1972	09/01/2011
Salisbury Main Office	Salisbury, NC	100%	(14)	413	987	1,400	—	413	987	1,400	(93)	1983	09/01/2011
Salisbury West	Salisbury, NC	100%	(14)	351	189	540	—	351	189	540	(31)	1994	09/01/2011
Sardis Village	Charlotte, NC	100%	(14)	624	747	1,371	—	624	747	1,371	(88)	1982	09/01/2011
Signal Hill	Statesville, NC	100%	(14)	407	657	1,064	—	407	657	1,064	(81)	1975	09/01/2011
Six Forks	Raleigh, NC	100%	(14)	338	1,053	1,391	—	338	1,053	1,391	(87)	1986	09/01/2011
South Elm	Greensboro, NC	100%	(14)	220	575	795	—	220	575	795	(76)	1969	09/01/2011
South Park Greenville	Greenville, NC	100%	(14)	237	478	715	—	237	478	715	(56)	1980	09/01/2011
South Square	Durham, NC	100%	(14)	288	482	770	—	288	482	770	(55)	1983	09/01/2011
South Pines Main Office	Southern Pines, NC	100%	(14)	399	742	1,141	—	399	742	1,141	(99)	1974	09/01/2011
Southwinds	Spring Lake, NC	100%	(14)	395	886	1,281	—	395	886	1,281	(75)	1994	09/01/2011
Southwood Square	High Point, NC	100%	(14)	348	716	1,064	—	348	716	1,064	(90)	1981	09/01/2011
Spruce Pine Main	Spruce Pine, NC	100%	(14)	172	953	1,125	—	172	953	1,125	(105)	1930	09/01/2011
Statesville Main Office	Statesville, NC	100%	(14)	130	1,852	1,982	—	130	1,852	1,982	(182)	1910	09/01/2011
Swansboro	Swansboro, NC	100%	(14)	92	272	364	—	92	272	364	(33)	1975	09/01/2011
Troutman	Troutman, NC	100%	(14)	319	400	719	—	319	400	719	(115)	1975	09/01/2011
Tryon Main Office	Tryon, NC	100%	(14)	87	1,067	1,154	—	87	1,067	1,154	(102)	1966	09/01/2011
Twin Rivers	New Bern, NC	100%	(14)	255	414	669	—	255	414	669	(55)	1979	09/01/2011
Union Road	Gastonia, NC	100%	(14)	203	750	953	—	203	750	953	(84)	1981	09/01/2011
University	Wilmington, NC	100%	(14)	397	852	1,249	—	397	852	1,249	(101)	1974	09/01/2011
Village Drive	Fayetteville, NC	100%	(14)	293	406	699	—	293	406	699	(51)	1973	09/01/2011
Combee	Lakeland, FL	100%	(15)	198	501	699	—	198	501	699	(63)	1980	09/01/2011
Lantana	Lantana, FL	100%	(15)	604	781	1,385	—	604	781	1,385	(126)	1963	09/01/2011
Monument Road	Jacksonville, FL	100%	(15)	947	2,475	3,422	—	947	2,475	3,422	(189)	1986	09/01/2011
North Boca Raton	Boca Raton, FL	100%	(15)	276	806	1,082	—	276	806	1,082	(87)	1981	09/01/2011
Ridge Road	New Port Richey, FL	100%	(15)	152	554	706	—	152	554	706	(62)	1981	09/01/2011
Rockledge	Rockledge, FL	100%	(15)	230	627	857	—	230	627	857	(84)	1982	09/01/2011
S. Mandarin	Jacksonville, FL	100%	(15)	241	613	854	—	241	613	854	(58)	1986	09/01/2011
Westside	Jacksonville, FL	100%	(15)	495	2,057	2,552	—	495	2,057	2,552	(210)	1962	09/01/2011
Hapeville	Hapeville, GA	100%	(15)	648	1,859	2,507	—	648	1,859	2,507	(189)	1958	09/01/2011
Perimeter Center	Atlanta, GA	100%	(15)	756	2,523	3,279	—	756	2,523	3,279	(186)	1994	09/01/2011
Stephenson	Savannah, GA	100%	(15)	305	621	926	—	305	621	926	(82)	1967	09/01/2011
Toco Hills	Atlanta, GA	100%	(15)	230	692	922	—	230	692	922	(70)	1986	09/01/2011
Walton Way	Augusta, GA	100%	(15)	431	1,144	1,575	—	431	1,144	1,575	(114)	1985	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Washington Road	Augusta, GA	100%	(15)	$ 395	$ 1,421	$ 1,816	$ —	$ 395	$ 1,421	$ 1,816	$ (135)	1984	09/01/2011
Clemmons	Clemmons, NC	100%	(15)	179	506	685	—	179	506	685	(68)	1973	09/01/2011
King Main	King, NC	100%	(15)	133	600	733	—	133	600	733	(61)	1978	09/01/2011
Marion Main	Marion, NC	100%	(15)	230	897	1,127	—	230	897	1,127	(99)	1980	09/01/2011
Roxboro Main	Roxboro, NC	100%	(15)	424	1,307	1,731	—	424	1,307	1,731	(156)	1980	09/01/2011
Russ Avenue	Waynesville, NC	100%	(15)	296	897	1,193	—	296	897	1,193	(137)	1972	09/01/2011
Sardis Road	Charlotte, NC	100%	(15)	149	480	629	—	149	480	629	(47)	1986	09/01/2011
Valdese Main	Valdese, NC	100%	(15)	198	1,218	1,416	—	198	1,218	1,416	(121)	1952	09/01/2011
Viewmont	Hickory, NC	100%	(15)	147	735	882	—	147	735	882	(80)	1974	09/01/2011
Wilkesboro Main	Wilkesboro, NC	100%	(15)	130	645	775	—	130	645	775	(59)	1986	09/01/2011
Winterpark Temple	Winter Park, FL	100%	(16)	323	891	1,214	—	323	891	1,214	(144)	1994	09/01/2011
Ballantyne	Charlotte, NC	100%	(16)	617	1,674	2,291	—	617	1,674	2,291	(223)	1999	09/01/2011
Cary Preston	Cary, NC	100%	(16)	645	1,862	2,507	—	645	1,862	2,507	(266)	1993	09/01/2011
Clemmons	Clemmons, NC	100%	(16)	557	1,723	2,280	—	557	1,723	2,280	(276)	1970	09/01/2011
Wakefield Fc	Raleigh, NC	100%	(16)	672	1,978	2,650	—	672	1,978	2,650	(253)	2000	09/01/2011
Westinghouse	Charlotte, NC	100%	(16)	614	1,514	2,128	—	614	1,514	2,128	(245)	1986	09/01/2011
Sea Pines Main	Hilton Head, SC	100%	(16)	1,128	4,753	5,881	—	1,128	4,753	5,881	(561)	1991	09/01/2011
Champions	Houston, TX	100%	(17)	390	1,935	2,325	—	390	1,935	2,325	(110)	1997	09/01/2011
Clear Lake	Houston, TX	100%	(17)	434	1,772	2,206	—	434	1,772	2,206	(117)	1981/2005	09/01/2011
Cypress Station	Houston, TX	100%	(17)	203	982	1,185	(22)	203	960	1,163	(50)	1996	09/01/2011
Deer Park	Deer Park, TX	100%	(17)	191	646	837	—	191	646	837	(53)	1990	09/01/2011
Duncanville	Duncanville, TX	100%	(17)	65	322	387	(7)	65	315	380	(59)	1980	09/01/2011
Galleria	Dallas, TX	100%	(17)	480	1,593	2,073	—	480	1,593	2,073	(133)	1980	09/01/2011
Heights	Houston, TX	100%	(17)	298	1,590	1,888	—	298	1,590	1,888	(89)	1992	09/01/2011
Helotes	San Antonio, TX	100%	(17)	201	522	723	—	201	522	723	(54)	1982	09/01/2011
Highway 290	Houston, TX	100%	(17)	1,822	3,466	5,288	(1,575)	1,273	2,440	3,713	(284)	1981	09/01/2011
Highway 6	Houston, TX	100%	(17)	970	2,151	3,121	—	970	2,151	3,121	(120)	1997	09/01/2011
Humble	Humble, TX	100%	(17)	446	1,811	2,257	—	446	1,811	2,257	(114)	1998	09/01/2011
Mangum	Houston, TX	100%	(17)	271	1,383	1,654	—	271	1,383	1,654	(103)	1988	09/01/2011
Northshore	Houston, TX	100%	(17)	149	676	825	—	149	676	825	(46)	1995	09/01/2011
Independence - Main Building - 0104	Charlotte, NC	100%	69,376	6,112	66,908	73,020	930	6,112	67,838	73,950	(4,710)	1983	09/01/2011
FS Wilmington, LP	Wilmington, DE	100%	36,896	9,200	41,046	50,246	—	9,200	41,046	50,246	(5,099)	1995	09/01/2011
Berkeley Heights	Berkeley Height, NJ	100%	425	196	1,051	1,247	—	196	1,051	1,247	(203)	1972	09/01/2011
Feasterville	Feasterville, PA	100%	752	319	2,064	2,383	—	319	2,064	2,383	(303)	1964	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Jenkins Court - Tower	Jenkintown, PA	100%	13,358	1,683	7,362	9,045	(230)	1,683	7,132	8,815	(1,040)	1931/1990	09/01/2011
Kenilworth	Kenilworth, NJ	100%	348	100	912	1,012	—	100	912	1,012	(138)	1955	09/01/2011
Millburn	Millburn, NJ	100%	708	228	1,875	2,103	—	228	1,875	2,103	(275)	1976	09/01/2011
Brainard	Chattanooga, TN	100%	—	—	—	—	—	—	—	—	—	1973	09/01/2011
East Colonial Drive Thr	Orlando, FL	100%	—	—	—	—	—	—	—	—	—	1986	09/01/2011
Inverness	Inverness, FL	100%	—	—	—	—	—	—	—	—	—	1994	09/01/2011
Paoli	Paoli, PA	100%	—	—	—	—	—	—	—	—	—	1989	09/01/2011
Forest Hill Banking Center	Germantown, TN	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Upper Montclair Drive Up	Upper Montclair, NJ	100%	—	—	—	—	—	—	—	—	—	1941	09/01/2011
Ardmore	Ardmore, PA	100%	—	—	—	—	—	—	—	—	—	1980	09/01/2011
Milltown	Milltown, NJ	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Fairgrounds	Allentown, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
West Goshen	West Chester, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Mountainville	Allentown, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Fort Washington	Fort Washington, PA	100%	—	—	—	—	—	—	—	—	—	1968	09/01/2011
Reading Airport	Reading Airport, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
East Brunswick	East Brunswick, NJ	100%	—	—	—	—	—	—	—	—	—	1972	09/01/2011
Concordia	Cranbury, NJ	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Thorndale	Thorndale, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Devon	Devon, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Wind Gap	Wind Gap, PA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Harborside	Jersey City, NJ	100%	—	—	—	—	—	—	—	—	—	2002	09/01/2011
Hickory Parking Lot	Hickory, NC	100%	—	59	50	109	—	59	50	109	(2)	1986	09/01/2011
Torrance	Torrance, CA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Santa Monica	Santa Monica, CA	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Las Vegas - Sahara	Las Vegas, NV	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
East Pembrok Pins	Pembroke Pines, FL	100%	—	—	—	—	—	—	—	—	—	1975	09/01/2011
Chapel Hill	Chapel Hill, NC	100%	—	—	—	—	—	—	—	—	—	1942/1993	09/01/2011
Greenville Main	Greenville, SC	100%	—	—	—	—	—	—	—	—	—	1997	09/01/2011
Del Prado	Cape Coral, FL	100%	—	—	—	—	—	—	—	—	—	1990	09/01/2011
Parkside Marketplace	Glen Allen, VA	100%	—	—	61	61	—	—	61	61	(11)	1988	09/01/2011
Livingston	Livingston, NJ	100%	—	—	—	—	—	—	—	—	—	1980	09/01/2011
Downtown St. Petersburg	St. Petersburg, FL	100%	—	—	—	—	—	—	—	—	—	1912/1981	09/01/2011
Draper(Abandond)	Eden, NC	100%	—	20	60	80	—	20	60	80	(7)	1938	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

Description	Location	Ownership Percent	Encumbrances	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
				Land	Building and Improvements [1]	Total		Land	Building and Improvements [1]	Total [2]			
Bank of America Finc - Sub-Lease	Spokane, WA	100%	—	—	—	—	—	—	—	—	—	1981	09/01/2011
Gulfgate - Main Building	Sarasota, FL	100%	—	—	1,165	1,165	—	—	1,165	1,165	(125)	1963	09/01/2011
Cocoa Village Dt	Cocoa, FL	100%	—	483	2,167	2,650	(53)	483	2,114	2,597	(142)	1957/1991	09/01/2011
Citizens - Clinton East Main	Clinton, CT	100%	[18]	172	641	813	—	172	641	813	(61)	1972	10/24/2011
Citizens - Railroad Avenue	Plainfield, CT	100%	[18]	232	426	658	—	232	426	658	(51)	1980	10/24/2011
Citizens - Shunpike Road	Cromwell, CT	100%	[18]	281	484	765	—	281	484	765	(55)	1976	10/24/2011
Citizens - Whalley Avenue	New Haven, CT	100%	[18]	186	416	602	—	186	416	602	(51)	1943	10/24/2011
Citizens - Lockport	Lockport, IL	100%	[18]	287	1,129	1,416	—	287	1,129	1,416	(95)	1981/1996	10/24/2011
Citizens - Columbia Road	Dorchester, MA	100%	[18]	370	1,433	1,803	—	370	1,433	1,803	(150)	1930	10/24/2011
Citizens - East Boston Square	East Boston, MA	100%	[18]	192	785	977	—	192	785	977	(76)	1928	10/24/2011
Citizens - Massachusetts Avenue	Arllington Heights, MA	100%	[18]	401	395	796	—	401	395	796	(45)	1979	10/24/2011
Citizens - Rogers Road	Gloucester, MA	100%	[18]	251	1,174	1,425	—	251	1,174	1,425	(115)	1950	10/24/2011
Citizens - Union Sq - Somerville	Somerville, MA	100%	[18]	647	952	1,599	—	647	952	1,599	(92)	1970	10/24/2011
Citizens - 18 Mile Road	Sterling Height, MI	100%	[18]	207	835	1,042	—	207	835	1,042	(74)	1977	10/24/2011
Citizens - Allen Road - Southgate	Southgate, MI	100%	[18]	422	2,949	3,371	—	422	2,949	3,371	(247)	1973	10/24/2011
Citizens - Ford Road Heights	Dearborn Heights, MI	100%	[18]	494	1,130	1,624	—	494	1,130	1,624	(91)	1981	10/24/2011
Citizens - Grand River	Detroit, MI	100%	[18]	52	611	663	—	52	611	663	(71)	1920	10/24/2011
Citizens - Greater Mack	St. Clair Shores, MI	100%	[18]	626	1,150	1,776	—	626	1,150	1,776	(117)	1980	10/24/2011
Citizens - Grosse Pointe Woods	Grosse Pointe Woods, MI	100%	[18]	249	572	821	—	249	572	821	(59)	1955	10/24/2011
Citizens - Hoover Road	Warren, MI	100%	[18]	133	741	874	—	133	741	874	(68)	1997	10/24/2011
Citizens - Joy Road	Detroit, MI	100%	[18]	66	591	657	—	66	591	657	(68)	1957	10/24/2011
Citizens - Main Street - Belleville	Belleville, MI	100%	[18]	181	1,228	1,409	—	181	1,228	1,409	(71)	1998	10/24/2011
Citizens - North Adams	Rochester, MI	100%	[18]	227	1,417	1,644	—	227	1,417	1,644	(113)	1976	10/24/2011
Citizens - Plymouth Road - Detroit	Detroit, MI	100%	[18]	66	539	605	—	66	539	605	(65)	Early 1960's	10/24/2011
Citizens - Roseville	Roseville, MI	100%	[18]	347	906	1,253	—	347	906	1,253	(84)	1981	10/24/2011
Citizens - Schoenherr	Warren, MI	100%	[18]	145	1,088	1,233	—	145	1,088	1,233	(96)	1979	10/24/2011
Citizens - West Fort Street	Southgate, MI	100%	[18]	122	1,315	1,437	—	122	1,315	1,437	(82)	1984	10/24/2011
Citizens - West Maple	Bloomfield Hills, MI	100%	[18]	317	1,675	1,992	—	317	1,675	1,992	(164)	1962	10/24/2011
Citizens - Woodward - Ferndale	Ferndale, MI	100%	[18]	313	798	1,111	—	313	798	1,111	(84)	1960	10/24/2011
Citizens - Barrington	Barrington, NH	100%	[18]	176	335	511	—	176	335	511	(59)	1985	10/24/2011
Citizens - Coliseum Avenue	Nashua, NH	100%	[18]	206	655	861	—	206	655	861	(64)	1981	10/24/2011
Citizens - One Constitution Way	Somersworth, NH	100%	[18]	135	1,013	1,148	—	135	1,013	1,148	(70)	1985	10/24/2011
Citizens - Endicott	Endicott, NY	100%	[18]	117	2,001	2,118	—	117	2,001	2,118	(201)	1927	10/24/2011
Citizens - Genesee - Utica	Utica, NY	100%	[18]	91	2,001	2,092	—	91	2,001	2,092	(206)	1956/1968	10/24/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	**Location**	**Ownership Percent**	**Encumbrances**	**Land**	**Building and Improvements (1)**	**Total**	**Cost Capitalized Subsequent to Acquisition**	**Land**	**Building and Improvements (1)**	**Total (2)**	**Accumulated Depreciation and Amortization**	**Original Date of Construction**	**Date Acquired**
Citizens - Glens Falls	Glens Falls, NY	100%	(18)	$ 167	$ 1,234	$ 1,401	$ —	$ 167	$ 1,234	$ 1,401	$ (122)	1956	10/24/2011
Citizens - Main Street - Beacon	Beacon, NY	100%	(18)	440	1,247	1,687	—	440	1,247	1,687	(128)	1955	10/24/2011
Citizens - Meadow Avenue	Newburgh, NY	100%	(18)	364	1,232	1,596	—	364	1,232	1,596	(124)	1972	10/24/2011
Citizens - Montcalm Street	Ticonderoga, NY	100%	(18)	16	607	623	—	16	607	623	(63)	1920	10/24/2011
Citizens - Chagrin Falls	Chagrin Falls, OH	100%	(18)	188	596	784	—	188	596	784	(60)	Pre 1884	10/24/2011
Citizens - Dover Center Road	Bay Village, OH	100%	(18)	196	484	680	—	196	484	680	(54)	1967	10/24/2011
Citizens - East Street - Euclid	Euclid, OH	100%	(18)	86	708	794	—	86	708	794	(58)	1975	10/24/2011
Citizens - Fairview Park	Fairview Park, OH	100%	(18)	289	374	663	—	289	374	663	(52)	1966	10/24/2011
Citizens - Girard	Girard, OH	100%	(18)	88	1,091	1,179	—	88	1,091	1,179	(86)	1977/1983	10/24/2011
Citizens - Lake Shore Boulevard	Euclid, OH	100%	(18)	234	622	856	—	234	622	856	(76)	1971	10/24/2011
Citizens - Lorain Road	North Olmsted, OH	100%	(18)	254	599	853	—	254	599	853	(44)	1981	10/24/2011
Citizens - Mentor Avenue	Mentor, OH	100%	(18)	690	1,283	1,973	—	690	1,283	1,973	(165)	1958	10/24/2011
Citizens - Navarre Avenue	Oregon, OH	100%	(18)	107	1,015	1,122	—	107	1,015	1,122	(90)	1980	10/24/2011
Citizens - Richmond Heights	Richmond Heights, OH	100%	(18)	353	683	1,036	—	353	683	1,036	(79)	2002	10/24/2011
Citizens - Toledo Main	Toledo, OH	100%	(18)	83	664	747	—	83	664	747	(73)	1952	10/24/2011
Citizens - University Heights	University Heights, OH	100%	(18)	426	505	931	—	426	505	931	(47)	1989/2002	10/24/2011
Citizens - Westlake	Westlake, OH	100%	(18)	283	596	879	—	283	596	879	(54)	1981	10/24/2011
Citizens - Burgettstown	Burgettstown, PA	100%	(18)	68	1,165	1,233	—	68	1,165	1,233	(109)	1921	10/24/2011
Citizens - Zelienople	Zelienople, PA	100%	(18)	26	1,054	1,080	—	26	1,054	1,080	(97)	1920/1971	10/24/2011
Citizens - Portsmouth East Main	Portsmouth, RI	100%	(18)	446	518	964	—	446	518	964	(68)	1979	10/24/2011
Citizens - Pearl St - Essex Junction	Essex Junction, VT	100%	(18)	170	415	585	—	170	415	585	(33)	1986	10/24/2011
801 Market Associates (19)	Philadelphia, PA	100%	37,634	6,325	32,306	38,631	(11,536)	4,358	22,737	27,095	(3,931)	1928/2002	09/01/2011
Arlington (19)	Arlington, TX	100%	(20)	604	1,261	1,865	(192)	538	1,135	1,673	(169)	2003	09/01/2011
Ennis - Main Building (19)	Ennis, TX	100%	(20)	174	1,550	1,724	(371)	133	1,220	1,353	(230)	1965/1973	09/01/2011
Hillsboro-Main Building (19)	Hillsboro, TX	100%	(20)	13	150	163	(76)	10	77	87	(8)	1885/1982	09/01/2011
Paris - Main Building (19)	Paris, TX	100%	(20)	382	761	1,143	(636)	232	275	507	(76)	1965/1973	09/01/2011
Stephenville - Main Building (19)	Stephenville, TX	100%	(20)	257	1,197	1,454	(332)	193	929	1,122	(173)	1906/1980	09/01/2011
	Total Properties Held for Investment			$ 343,495	$ 1,397,847	$ 1,741,342	$ (115,157)	$ 329,070	$ 1,297,115	$ 1,626,185	$ (179,037)		

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Properties Held for Sale													
Cobb Parkway	Smyra, GA	100%	[9]	$ 272	$ 478	$ 750	$ 160	$ 272	$ 638	$ 910	$ (30)	2008	09/01/2011
Bethel Ohio	Bethel, OH	100%	[9]	43	255	298	(110)	28	160	188	(7)	1900/1996	09/01/2011
Deland Main	Deland, FL	100%	[9]	473	669	1,142	(85)	437	620	1,057	(26)	1964	09/01/2011
Ocean Ridge	Boynton Beach, FL	100%	[9]	343	768	1,111	(67)	329	715	1,044	(73)	1980	09/01/2011
Thomasville	Thomasville, NC	100%	[9]	212	470	682	(58)	198	426	624	(12)	1990	09/01/2011
Sumter Main	Sumter, SC	100%	[9]	247	911	1,158	(364)	172	622	794	(39)	1980	09/01/2011
Williamsburg Main	Williamsburg, VA	100%	[9]	274	1,058	1,332	(90)	255	987	1,242	(36)	1973	09/01/2011
Athens	Athens, AL	100%	[9]	281	460	741	(103)	241	397	638	(20)	1978	09/01/2011
Church Street	Selma, AL	100%	[9]	20	126	146	—	20	126	146	(18)	1960	09/01/2011
College Street	Enterprise, AL	100%	[9]	16	1,051	1,067	(45)	15	1,007	1,022	(25)	1991	09/01/2011
Sand Mountain	Albertville, AL	100%	[9]	—	1,113	1,113	(662)	—	451	451	(107)	1967	09/01/2011
Central Avenue	Hot Springs, AR	100%	[9]	240	2,161	2,401	10	221	2,190	2,411	(134)	1940	09/01/2011
Conway	Conway, AR	100%	[9]	262	727	989	(35)	259	695	954	(32)	1974	09/01/2011
Dewitt Henry Drive	Beebe, AR	100%	[9]	69	256	325	(123)	50	152	202	(8)	1976/1982	09/01/2011
South Denver	Russellville, AR	100%	[9]	102	640	742	(123)	100	519	619	(20)	1960	09/01/2011
Marianna	Marianna, FL	100%	[9]	286	498	784	(291)	194	299	493	(20)	1975/1979	09/01/2011
West Main Street	Inverness, FL	100%	[9]	120	678	798	134	115	817	932	(21)	1971	09/01/2011
Larkin Street	Cornelia, GA	100%	[9]	97	329	426	—	97	329	426	(15)	1974	09/01/2011
South Park Street	Carrolton, GA	100%	[9]	263	365	628	(67)	234	327	561	(17)	1989	09/01/2011
North Howard	Indianola, IA	100%	[9]	92	585	677	(77)	89	511	600	(20)	1900/1992	09/01/2011
Belleville	Belleville, IL	100%	[9]	250	636	886	—	250	636	886	(24)	1968	09/01/2011
East Alton	East Alton, IL	100%	[9]	75	309	384	(80)	58	246	304	(40)	1969	09/01/2011
Kickapoo Street	Lincoln, IL	100%	[9]	12	101	113	(18)	11	84	95	(2)	1979/2003	09/01/2011
Sparta	Sparta, IL	100%	[9]	113	395	508	(91)	94	323	417	(21)	1980	09/01/2011
Wood River Avenue	Wood River, IL	100%	[9]	12	209	221	—	12	209	221	(19)	1954	09/01/2011
Clarksdale	Clarksdale, MS	100%	[9]	86	614	700	—	86	614	700	(17)	1970/1980	09/01/2011
Park Avenue	Aiken, SC	100%	[9]	227	700	927	(201)	190	536	726	(175)	1980	09/01/2011
East College	Fayetteville, TN	100%	[9]	174	535	709	(149)	145	415	560	(12)	1960/1992	09/01/2011
Fredonia Street	Longview, TX	100%	[9]	—	2,197	2,197	(204)	—	1,993	1,993	(84)	1939/1955	09/01/2011
Doyle Street	Toccoa, GA	100%	[9]	114	512	626	(222)	74	330	404	(25)	1963/1978	09/01/2011
Hapeville	Hapeville, GA	100%	[9]	55	289	344	—	55	289	344	(38)	1970	09/01/2011
Lee Street	Jefferson, GA	100%	[9]	210	426	636	(46)	195	395	590	(17)	1920	09/01/2011
East St Louis Street	Nashville, IL	100%	[9]	26	49	75	—	26	49	75	(2)	1910/1920	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Robinson	Robinson, IL	100%	[9]	66	703	769	(237)	45	487	532	(27)	1981	09/01/2011
Sesser	Sesser, IL	100%	[9]	31	115	146	(2)	31	113	144	(6)	1950	09/01/2011
Lutcher	Lutcher, LA	100%	[9]	58	237	295	(83)	35	177	212	(7)	1956	09/01/2011
Cookeville	Cookeville, TN	100%	[9]	339	4,220	4,559	(1,645)	211	2,703	2,914	(131)	1979/2003	09/01/2011
East Church Street	Lexington, TN	100%	[9]	138	444	582	(145)	109	328	437	(19)	1960	09/01/2011
Shelbyville	Shelbyville, TN	100%	[9]	292	1,967	2,259	(438)	238	1,583	1,821	(66)	1963/1997	09/01/2011
Hillcrest Road	Mobile, AL	100%	[9]	—	1,606	1,606	(237)	—	1,369	1,369	(38)	2000	09/01/2011
Pearl Road	Cleveland, OH	100%	[9]	37	227	264	—	37	227	264	(31)	1940	09/01/2011
St. Clair Avenue	Cleveland, OH	100%	[9]	31	128	159	—	31	128	159	(11)	1923	09/01/2011
Tuscarawas Street	Canton, OH	100%	[9]	95	701	796	9	95	710	805	(114)	1982	09/01/2011
LaPorte Main	LaPorte, IN	100%	[9]	168	815	983	(185)	141	657	798	(52)	1914	09/01/2011
Kansas City Ops Center	Kansas City, MO	100%	[9]	1,939	9,772	11,711	(332)	1,939	9,440	11,379	(1,376)	1981	09/01/2011
Dade City	Dade City, FL	100%	[21]	249	578	827	—	249	578	827	(65)	1989	09/01/2011
Downtown Lakeland	Lakeland, FL	100%	[21]	443	465	908	46	443	511	954	(68)	1940/1964	09/01/2011
Kings Point	Delray Beach, FL	100%	[21]	336	499	835	(159)	336	340	676	(69)	1980	09/01/2011
New Warrington Road	Pensacola, FL	100%	[21]	1,017	1,324	2,341	—	1,017	1,324	2,341	(265)	1970	09/01/2011
Okeechob Turnpike	West Palm Beach, FL	100%	[21]	778	1,157	1,935	—	778	1,157	1,935	(230)	1985	09/01/2011
South Fort Myers	Fort Myers, FL	100%	[21]	1,602	1,312	2,914	—	1,602	1,312	2,914	(251)	1973	09/01/2011
West Hollywood	Hollywood, FL	100%	[21]	173	640	813	—	173	640	813	(171)	1991	09/01/2011
Westward	West Palm Beach, FL	100%	[21]	321	607	928	—	321	607	928	(111)	1963	09/01/2011
Atlanta Ops Center	Atlanta, GA	100%	[21]	2,669	22,178	24,847	111	2,669	22,289	24,958	(1,418)	1986/2001	09/01/2011
Columbus Main	Columbus, GA	100%	[21]	648	1,343	1,991	—	648	1,343	1,991	(89)	1940/2002	09/01/2011
Dalton Main Office	Dalton, GA	100%	[21]	482	468	950	(31)	482	437	919	(59)	1968	09/01/2011
Pikesville Branch	Baltimore, MD	100%	[21]	497	1,187	1,684	—	497	1,187	1,684	(82)	1966/1997	09/01/2011
Burlington	Burlington, NC	100%	[21]	358	432	790	102	358	534	892	(54)	1971	09/01/2011
Goldsboro	Goldsboro, NC	100%	[21]	138	411	549	—	138	411	549	(65)	1983	09/01/2011
Greenville Sals	Winterville, NC	100%	[21]	833	6,186	7,019	—	833	6,186	7,019	(430)	1999/2001	09/01/2011
Market Street	Smithfield, NC	100%	[21]	52	171	223	—	52	171	223	(18)	1979	09/01/2011
Mortgage Center	Raleigh, NC	100%	[21]	6,076	28,852	34,928	4	6,076	28,856	34,932	(1,879)	1998/1999	09/01/2011
West End Center	Winstom Salem, NC	100%	[21]	1,170	23,178	24,348	369	1,170	23,547	24,717	(1,403)	1948/1986	09/01/2011
Winston Salem	Winstom Salem, NC	100%	[21]	1,211	12,452	13,663	—	1,211	12,452	13,663	(968)	1983	09/01/2011
Haddon Township	Hadden Township, NJ	100%	[21]	919	5,433	6,352	49	919	5,482	6,401	(913)	1964/1975	09/01/2011
Main Street Office	Toms River, NJ	100%	[21]	488	1,678	2,166	27	488	1,705	2,193	(213)	1910	09/01/2011
Morristown Office	Morristown, NJ	100%	[21]	379	6,163	6,542	—	379	6,163	6,542	(736)	1964	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Red Bank Main Office	Red Bank, NJ	100%	(21)	$ 883	$ 1,136	$ 2,019	$ 19	$ 883	$ 1,155	$ 2,038	$ (196)	1966	09/01/2011
Trenton - Brunswick	Trenton, NJ	100%	(21)	316	486	802	—	316	486	802	(67)	1927/1954	09/01/2011
Lancaster Square	Lancaster, PA	100%	(21)	280	3,794	4,074	4	280	3,798	4,078	(625)	1977	09/01/2011
Media Office	Media, PA	100%	(21)	188	689	877	—	188	689	877	(80)	1958	09/01/2011
Plaza	Philadelphia, PA	100%	(21)	10,546	30,988	41,534	67	10,546	31,055	41,601	(5,062)	1971	09/01/2011
West Chester Office	West Chester, PA	100%	(21)	297	1,078	1,375	—	297	1,078	1,375	(120)	1837	09/01/2011
York Square	York, PA	100%	(21)	199	1,106	1,305	—	199	1,106	1,305	(97)	1920/1980	09/01/2011
Bennettsville Main	Bennettsville, SC	100%	(21)	65	130	195	—	65	130	195	(21)	1975	09/01/2011
Charleston 16 Brd	Charleston, SC	100%	(21)	959	8,196	9,155	165	959	8,361	9,320	(418)	1817/2004	09/01/2011
Columbia Grystn	Colombia, SC	100%	(21)	2,083	15,638	17,721	—	2,083	15,638	17,721	(1,305)	1977/1982	09/01/2011
Amherst Sth Main	Amherst, VA	100%	(21)	19	123	142	—	19	123	142	(30)	1964	09/01/2011
Blacksburg	Blacksburg, VA	100%	(21)	162	468	630	(6)	162	462	624	(68)	1956	09/01/2011
Brookneal	Brookneal, VA	100%	(21)	93	208	301	—	93	208	301	(33)	1961	09/01/2011
Christainsburg Main	Christainsburg, VA	100%	(21)	97	459	556	—	97	459	556	(49)	1963/1980	09/01/2011
Clintwood	Clintwood, VA	100%	(21)	64	294	358	—	64	294	358	(32)	1979	09/01/2011
Market St Office	Harrisinburg, VA	100%	(21)	145	727	872	—	145	727	872	(86)	1960	09/01/2011
Virgina Beach Pembrk	Virginia Beach, VA	100%	(21)	141	1,284	1,425	—	141	1,284	1,425	(128)	1985	09/01/2011
WVOC - Four Story	Roanoke, VA	100%	(21)	1,624	29,122	30,746	—	1,624	29,122	30,746	(1,837)	1968/1990	09/01/2011
West End Center	Winston Salem, NC	100%	(21)	1,052	4,174	5,226	—	1,052	4,174	5,226	(245)	1948/1997	09/01/2011
Edison Township	Edison Township., NJ	100%	(22)	386	1,180	1,566	—	386	1,180	1,566	(188)	1977	09/01/2011
Emmaus	Emmaus, PA	100%	(22)	433	1,345	1,778	—	433	1,345	1,778	(157)	1957	09/01/2011
Highland Park	Highland Park, NJ	100%	(22)	187	934	1,121	—	187	934	1,121	(145)	1970	09/01/2011
Scotch Plains	Scotch Plains, NJ	100%	(22)	234	1,082	1,316	—	234	1,082	1,316	(126)	1962	09/01/2011
South Plainfield	South Plainfield, NJ	100%	(22)	280	1,073	1,353	—	280	1,073	1,353	(142)	1977	09/01/2011
Warminster	Warminster, PA	100%	(22)	209	559	768	—	209	559	768	(72)	1970	09/01/2011
Meadowd Midrs	Reno, NV	100%	(23)	729	1,103	1,832	(360)	729	743	1,472	(118)	1989	09/01/2011
Nassau Bay	Nassau Bay, TX	100%	(23)	950	3,556	4,506	(758)	880	2,868	3,748	(244)	1981	09/01/2011
Silver Lakes	Pembroke Pines, FL	100%	(23)	748	1,804	2,552	—	748	1,804	2,552	(208)	1996	09/01/2011
Winterpark Alm	Winter Park, FL	100%	(23)	473	1,282	1,755	—	473	1,282	1,755	(88)	1994	09/01/2011
Indigo Run	Hilton Head, SC	100%	(23)	890	2,528	3,418	—	890	2,528	3,418	(174)	1999	09/01/2011
Palatka	Palatka, FL	100%	(23)	646	1,481	2,127	(1,443)	174	510	684	(153)	1974	09/01/2011
Macon Main	Macon, GA	100%	(23)	489	1,593	2,082	(1,498)	109	475	584	(153)	1951	09/01/2011
Morganton Main	Morganton, NC	100%	(23)	339	1,176	1,515	(907)	105	503	608	(199)	1967	09/01/2011
Black Mountain - Acu	Black Mountain, NC	100%	—	72	196	268	(52)	59	157	216	(23)	1970	09/01/2011

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Calabash/Sublease	Calabash, NC	100%	—	267	541	808	(359)	136	313	449	(76)	1984	09/01/2011
Fairplains/Aban	N Wilkesboro, NC	100%	—	156	390	546	(243)	86	217	303	(43)	1958	09/01/2011
Havelock-Abandnd	Havelock, NC	100%	—	75	151	226	(73)	48	105	153	(23)	1971	09/01/2011
North Main Street - Acu	Tarboro, NC	100%	—	65	177	242	(24)	60	158	218	(44)	1970	09/01/2011
Richlands/Sublease	Richlands, NC	100%	—	133	427	560	(136)	96	328	424	(74)	1970/1980	09/01/2011
Washington Corner	Washington, NC	100%	—	65	212	277	(29)	59	189	248	(46)	1982/1986	09/01/2011
E Ridgewood Avenue - Main Building	Ridgewood, NJ	100%	—	298	1,302	1,600	—	298	1,302	1,600	(158)	1930/1960	09/01/2011
	Total Properties Held for Sales			$ 56,436	$ 282,411	$ 338,847	$ (11,417)	$ 54,165	$ 273,265	$ 327,430	$ (25,744)		
	TOTAL			$ 399,931	$ 1,680,258	$ 2,080,189	$ (126,574)	$ 383,235	$ 1,570,380	$ 1,953,615	$ (204,781)		

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

---

(1) Building and improvements include tenant origination and absorption costs.

(2) The aggregate cost of real estate for federal income tax purposes was approximately $2.0 billion as of December 31, 2012.

(3) These properties are security for the Office Portfolio Mortgage Loan, which had an outstanding principal balance of $43.2 million as of December 31, 2012.

(4) As of December 31, 2012, the Company had sold seven industrial properties within the Opus Industrial Portfolio.

(5) These properties are security for the Industrial Portfolio Mortgage Loan, which had an outstanding principal balance of $22.9 million as of December 31, 2012.

(6) These properties are security for the Millennium I Building Revolving Loan, which had an outstanding principal balance of $47.5 million as of December 31, 2012.

(7) These properties are security for the Small Portfolio Mortgage Loan Facility, which had an outstanding principal balance of $60.0 million as of December 31, 2012.

(8) These properties are security for the BBD2 Mortgage Loan, which had an outstanding principal balance of $201.9 million as of December 31, 2012.

(9) These properties are security for the FSI Mortgage Loan, which had an outstanding principal balance of $40.0 million as of December 31, 2012.

(10) These properties are security for the FSI 6000A Mortgage Loan, which had an outstanding principal balance of $26.4 million as of December 31, 2012.

(11) These properties are security for the FSI 6000B Mortgage Loan, which had an outstanding principal balance of $29.1 million as of December 31, 2012.

(12) These properties are security for the FSI 6000C Mortgage Loan, which had an outstanding principal balance of $22.7 million as of December 31, 2012.

(13) These properties are security for the FSI 6000D Mortgage Loan, which had an outstanding principal balance of $30.3 million as of December 31, 2012.

(14) These properties are security for the Pitney Bowes - Bank of America Mortgage Loan, which had an outstanding principal balance of $42.1 million as of December 31, 2012.

(15) These properties are security for the Pitney Bowes - Wachovia A Mortgage Loan, which had an outstanding principal balance of $17.7 million as of December 31, 2012.

(16) These properties are security for the RBC Centura Mortgage Loan, which had an outstanding principal balance of $7.5 million as of December 31, 2012.

(17) These properties are security for the Sterling Bank Mortgage Loan, which had an outstanding principal balance of $19.6 million as of December 31, 2012.

(18) These properties are security for the CRE Mortgage Loan, which had an outstanding principal balance of $60.9 million as of December 31, 2012.

(19) These properties are held for non-sale disposition as of December 31, 2012.

(20) These properties are security for the BOA Windsor Mortgage Portfolio, which had an outstanding principal balance of $6.1 million as of December 31, 2012.

(21) These properties are security for the PB Capital Mortgage Loan, which had an outstanding principal balance of $219.5 million as of December 31, 2012.

(22) These properties are security for the Wachovia 8 Mortgage Loan, which had an outstanding principal balance of $4.3 million as of December 31, 2012.

(23) These properties are security for the Wachovia 9 Mortgage Loan, which had an outstanding principal balance of $13.2 million as of December 31, 2012.

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

	2012	2011	2010
Real Estate [(1)]			
Balance at the beginning of the year	$ 3,129,561	$ 1,768,632	$ 2,004,924
Transfer of the GKK Properties	—	1,971,943	—
Improvements	20,786	34,876	20,792
Transfer of real estate in connection with the extinguishment of debt	(209,200)	(329,367)	—
Write-off of fully depreciated and fully amortized assets	(27,116)	(30,346)	(35,081)
Impairments	(82,167)	(102,003)	(154,742)
Sales	(878,249)	(184,174)	(67,261)
Balance at the end of the year	$ 1,953,615	$ 3,129,561	$ 1,768,632
Accumulated depreciation [(1)]			
Balance at the beginning of the year	$ 165,328	$ 178,055	$ 176,321
Depreciation expense	136,710	106,134	77,912
Write-off of fully depreciated and fully amortized assets	(27,116)	(30,346)	(35,081)
Impairment	(14,436)	(50,278)	(37,169)
Sales	(37,269)	(18,811)	(3,928)
Transfer of real estate in connection with the extinguishment of debt	(18,436)	(19,426)	—
Balance at the end of the year	$ 204,781	$ 165,328	$ 178,055

[(1)] Amounts include properties held for sale and properties held for non-sale disposition.

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE IV

MORTGAGE LOANS ON REAL ESTATE

December 31, 2012

(dollar amounts in thousands)

	Interest Rate [1]	Interest Rate as of December 31, 2012 [1]	Final Maturity Date [2]	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages
Notes Payable							
Plaza in Clayton Mortgage Loan	5.90%	5.90%	10/06/2016	Interest Only	$ —	$ 62,200	$ 62,200
Royal Ridge Building Mortgage Loan	5.96%	5.96%	09/01/2013	Interest Only	—	21,718	21,718
ADP Plaza Mortgage Loan	5.56%	5.56%	10/01/2013	Interest Only	—	20,900	20,900
Tysons Dulles Plaza Mortgage Loan	5.90%	5.90%	03/10/2014	Interest Only	—	76,375	76,375
825 University Avenue Building Mortgage Loan	5.59%	5.59%	12/06/2013	Interest Only	—	19,000	19,000
Bridgeway Technology Center Mortgage Loan	6.07%	6.07%	08/01/2013	Interest Only	—	26,824	26,824
Millennium I Building Revolving Loan	One-month LIBOR +2.10%	2.31%	07/01/2015	Interest Only	—	47,500	47,500
Small Portfolio Mortgage Loan Facility	One-month LIBOR +2.10%	3.48%	07/01/2015	Interest Only	—	60,000	60,000
Rivertech Mortgage Loan	One-month LIBOR +2.75%	2.96%	07/31/2015	Principal and interest	—	25,105	25,105
Rivertech Mortgage Loan	One-month LIBOR +2.25%	2.46%	07/31/2015	Principal and interest	—	43,157	43,157
Industrial Portfolio Mortgage Loan	One-month LIBOR +2.50%	2.71%	07/31/2015	Interest Only	—	22,918	22,918
415 Greenwich Mortgage Loan	One-month LIBOR +2.75%	2.96%	01/26/2013	Interest Only	—	13,753	13,753
Total Notes Payable					—	439,450	439,450
GKK Properties Notes Payable							
PB Capital Mortgage Loan	One-month LIBOR +1.90%	2.11%	04/01/2013	Interest Only	—	219,513	216,168
Bank of America - BBD2 Mortgage Loan	5.96%	5.96%	09/08/2019	Principal and interest	—	201,885	197,384
101 Independence Mortgage Loan	5.53%	5.53%	11/01/2016	Principal and interest	—	69,376	64,706
CRE Mortgage Loan	8.24%	8.24%	07/01/2036	Interest Only	—	60,933	60,034
FSI Mortgage Loan	One-month LIBOR +3.00%	6.50%	12/11/2013	Interest Only	—	39,963	39,963
Pitney Bowes - Bank of America Mortgage Loan	5.33%	5.33%	10/10/2022	Principal and interest	—	42,144	41,304
801 Market Street Mortgage Loan	6.17%	6.17%	02/01/2013	Principal and interest	—	37,634	37,646
Beaver Valley Mortgage Loan	5.06%	5.06%	01/01/2015	Principal and interest	—	36,896	36,371
FSI 6000D Mortgage Loan	5.80%	5.80%	06/05/2017	Principal and interest	—	30,308	28,781
FSI 6000B Mortgage Loan	5.80%	5.80%	06/05/2017	Principal and interest	—	29,081	28,311
FSI 6000A Mortgage Loan	6.80%	6.80%	10/05/2017	Principal and interest	—	26,360	27,188
FSI 6000C Mortgage Loan	6.80%	6.80%	10/05/2017	Principal and interest	—	22,675	23,767
Sterling Bank Mortgage Loan	5.57%	5.57%	01/11/2017	Interest Only	—	19,629	19,275
Pitney Bowes - Wachovia A Mortgage Loan	5.50%	5.50%	06/10/2023	Principal and interest	—	17,736	17,802
Wachovia 9 Mortgage Loan Portfolio	5.81%	5.81%	02/11/2013	Principal and interest	—	13,211	13,238

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE IV

MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

	Interest Rate [1]	Interest Rate as of December 31, 2012 [1]	Final Maturity Date [2]	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages
Jenkins Court Mortgage Loan	10.29%	10.29%	08/11/2030	Principal and interest	—	13,358	8,715
RBC Centura Mortgage Loan Portfolio	5.89%	5.89%	10/31/2013	Principal and interest	—	7,514	7,650
BOA Windsor Mortgage Portfolio	10.73%	10.73%	10/31/2012	Principal and interest	—	6,134	6,134
Wachovia 8 Mortgage Loan Portfolio	5.89%	5.89%	1/11/2013	Principal and interest	—	4,277	4,266
Feasterville Mortgage Loan	5.75%	5.75%	09/01/2013	Principal and interest	—	752	764
Millburn Mortgage Loan	3.00%	3.00%	09/01/2023	Principal and interest	—	708	773
Berkeley Heights Mortgage Loan	3.00%	3.00%	09/01/2023	Principal and interest	—	425	463
Kenilworth Mortgage Loan	3.00%	3.00%	09/01/2023	Principal and interest	—	348	380
					—	900,860	881,083
Total Notes Payable, Net					$ —	$ 1,340,310	$ 1,320,533

[1] Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2012. Interest rate is calculated as the actual interest rate in effect at December 31, 2012 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices at December 31, 2012, where applicable.

[2] Represents the initial maturity date or the maturity date as extended as of December 31, 2012; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE IV

MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

Reconciliation of Mortgage Loans on Real Estate		
Balance as of December 31, 2011	$	2,299,208
Additions during period:		
New mortgage loans		159,382
Deductions during period:		
Collections of principal		(928,913)
Extinguishment of debt		(198,351)
Amortization of discount/premium on notes payable		(10,793)
Balance as of December 31, 2012	$	1,320,533

10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on March 13, 2013.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By: /s/ Charles J. Schreiber, Jr.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ CHARLES J. SCHREIBER, JR. Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	March 13, 2013
/s/ DAVID E. SNYDER David E. Snyder	Chief Financial Officer (principal financial officer)	March 13, 2013
/s/ PETER MCMILLAN III Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	March 13, 2013
/s/ STACIE K. YAMANE Stacie K. Yamane	Chief Accounting Officer (principal accounting officer)	March 13, 2013
/s/ HANK ADLER Hank Adler	Director	March 13, 2013
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	March 13, 2013
/s/ STUART A. GABRIEL, PH.D. Stuart A. Gabriel, Ph.D.	Director	March 13, 2013

Exhibit 31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Schreiber, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2013

By: /S/ CHARLES J. SCHREIBER, JR.

Charles J. Schreiber, Jr.

Chairman of the Board, Chief Executive Officer and Director

(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Snyder, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Charles J. Schreiber, Jr., Chief Executive Officer and Director of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 13, 2013

By: /S/ CHARLES J. SCHREIBER, JR.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director
(principal executive officer)

Exhibit 32.2

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David E. Snyder, the Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 13, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)



Real Estate Investment Trust

PROXY

Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 9, 2013

Dear Stockholder:

On Tuesday, July 9, 2013, we will hold our 2013 annual meeting of stockholders at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660. The meeting will begin at 9:00 a.m. Pacific daylight time. Directions to the meeting can be obtained by calling 1-877-721-8341.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2014.
   The Board of Directors recommends a vote FOR each nominee.

2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.
   The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

3. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

The board of directors has selected April 10, 2013 as the record date for determining stockholders entitled to vote at the meeting.

The proxy statement, proxy card and our 2012 annual report to stockholders are being mailed to you on or about April 24, 2013.

Whether you plan to attend the annual meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 9, 2013:

Our proxy statement, form of proxy card and 2012 annual report to stockholders are also available at http://www.proxyvote.com, and can be accessed by using the 12-digit control number and following the instructions located on the enclosed proxy card.

By Order of the Board of Directors

Charles J. Schreiber, Jr.
Chairman

Newport Beach, California
April 24, 2013

PROXY

Intentionally Left Blank

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because the board of directors is soliciting your proxy to vote your shares at the 2013 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. If you submit your proxy without instructions, they will vote (1) FOR all of the director nominees and (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion. It is important for you to return the proxy card to us (or submit your proxy via the Internet or by telephone) as soon as possible whether or not you plan on attending the annual meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Tuesday, July 9, 2013, at 9:00 a.m. Pacific daylight time at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660.

Q: Who is entitled to vote?

A: Anyone who is a stockholder of record at the close of business on April 10, 2013, the record date, or holds a valid proxy for the annual meeting, is entitled to vote at the annual meeting. In order to be admitted to the annual meeting, you must present proof of ownership of our stock on the record date. Such proof can consist of: a brokerage statement or letter from a broker indicating ownership on April 10, 2013; a proxy card; a voting instruction form; or a legal proxy provided by your broker or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership.

Note that our advisor, KBS Capital Advisors LLC, which owned 20,000 shares of our common stock as of the record date, has agreed to abstain from voting any shares it owns in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

Q: Will my vote make a difference?

A: Yes. Your vote could affect the proposals described in this proxy statement. Moreover, your vote is needed to ensure that the proposals described herein can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

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Q: How many shares of common stock are outstanding?

A: As of April 10, 2013, there were 190,764,320 shares of our common stock issued and outstanding, of which 190,749,732 were whole shares that are entitled to be cast at the annual meeting. However, as stated above, KBS Capital Advisors has agreed to abstain from voting any shares it owns in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each whole share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on:

(1) the election of the nominees to serve on the board of directors;
(2) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and
(3) such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

Q: How does the board of directors recommend I vote on the proposals?

A: The board of directors recommends that you vote:

(1) FOR each of the nominees for election as director who are named in this proxy statement; and
(2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Q: How can I vote?

A: Stockholders can vote in person at the annual meeting, as described above under "Who is entitled to vote?", or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the Internet, by accessing the website and following the instructions indicated on the enclosed proxy card; or
- by telephone, by calling the telephone number and following the instructions indicated on the enclosed proxy card.

For those stockholders with Internet access, we encourage you to vote via the Internet, since it is quick, convenient and provides a cost savings to us. When you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the Internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the annual meeting, you can submit your vote in person as described above under "Who is entitled to vote?", and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the annual meeting by:

(1) notifying Peter McMillan III, our Secretary;
(2) attending the meeting and voting in person as described above under "Who is entitled to vote?";
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the Internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

Q: What are the voting requirements to elect the board of directors?

A: With regard to the election of directors, you may vote "FOR ALL" of the nominees, you may withhold your vote for all of the nominees by voting "WITHHOLD ALL," or you may vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and listing the corresponding number of the nominee(s) for whom you want your vote withheld in the space provided on the proxy card. Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board of directors. Because of this majority vote requirement, **"withhold" votes and broker non-votes (discussed below) will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

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Q: What are the voting requirements for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013?

A: With regard to the proposal relating to the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, you may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our bylaws, a majority of the votes cast at an annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What is a "broker non-vote"?

A: A "broker non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. Brokers may not exercise discretionary voting in uncontested director elections at stockholder meetings and are prohibited from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors at the annual meeting.

Please see above for the effect of a broker non-vote on the two proposals presented on your proxy.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at the 2014 annual meeting of stockholders may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2014 annual meeting, director nominations and other stockholder proposals must be received by Peter McMillan III, our Secretary, no later than January 24, 2014. To also be eligible for inclusion in our proxy statement for the 2014 annual meeting, director nominations and other stockholder proposals must be received by Mr. McMillan by December 25, 2013.

Q: How are proxies being solicited?

A: In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates may also solicit proxies in person, via the Internet, by telephone or by any other electronic means of communication we deem appropriate. Additionally, we have retained Broadridge Financial Solutions, Inc. ("Broadridge"), a proxy solicitation firm, to assist us in the proxy solicitation process. If you need any assistance, or have any questions regarding the proposals or how to cast your vote, you may contact Broadridge at 1-877-721-8341.

We will pay all of the costs of soliciting these proxies, including the cost of Broadridge's services, which costs we anticipate will not exceed $7,500. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of the board of directors. The board of directors oversees our operations and makes all major decisions concerning our business. During 2012, the board of directors held thirteen meetings, participated in three joint meetings with the conflicts committee, acted by unanimous consent on one occasion, acted by joint unanimous consent with the conflicts committee on one occasion and acted by joint unanimous consent with the audit committee on one occasion. For biographical information regarding our directors, see " – Executive Officers and Directors" below.

There are two committees of the board of directors: the audit committee and the conflicts committee. Information regarding each of these committees is set forth below.

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Board Leadership Structure

The board of directors is composed of two of our sponsors, Charles J. Schreiber, Jr. and Peter McMillan III, and three independent directors. The board composition and the corporate governance provisions in our charter ensure strong oversight by independent directors. The board of directors' two committees, the audit committee and the conflicts committee, are composed entirely of independent directors. Our company is led by Mr. Schreiber, who has served as Chairman of the Board and our Chief Executive Officer since our inception in 2005. Although the board of directors has not established a policy on whether the role of the Chairman of the Board and Chief Executive Officer should be combined, in practice the board of directors has found that having a combined Chairman of the Board and Chief Executive Officer role allows for more productive board meetings. As Chairman of the Board, Mr. Schreiber is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other directors) and providing information to the other directors in advance of meetings and between meetings. Mr. Schreiber's direct involvement in the company's operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, the board of directors currently believes that maintaining a structure that combines the roles of the Chairman of the Board and Chief Executive Officer is the appropriate leadership structure for our company. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, our entire board reviews information regarding the company's liquidity, credit, operations, regulatory compliance and compliance with covenants in our material agreements, as well as the risks associated with each. In addition, each year the board of directors reviews significant variances between our current portfolio business plan and our original underwriting analysis and each quarter the directors review significant variances between our current results and our projections from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to our portfolio. The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the board of directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are "independent" as defined by the New York Stock Exchange. The board of directors has affirmatively determined that Hank Adler, Barbara R. Cambon and Stuart A. Gabriel, Ph.D. each satisfies the New York Stock Exchange independence standards. In determining that Professor Gabriel is independent under the New York Stock Exchange independence standards, the board of directors considered that Peter M. Bren, one of our executive officers and sponsors, is a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management, that Professor Gabriel is a Director of the Richard S. Ziman Center for Real Estate and Professor of Finance and Arden Realty Chair at the UCLA Anderson School of Management and that in March 2012, Mr. Bren pledged a gift of $1.25 million to the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. The contribution by Mr. Bren would be made over five years in the amount of $250,000 per year. Because this contribution is to a tax exempt entity and the contribution will not exceed $250,000 in any year, the board of directors determined that this contribution was not material and Professor Gabriel met the New York Stock Exchange independence standards.

The Audit Committee

General

The audit committee's function is to assist the board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) our independent auditors' qualifications, performance and independence, and (v) the performance of our internal audit function. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. The audit committee updated and revised the audit committee charter in August 2010. The audit committee charter is available on our web site at www.kbsreit.com.

The members of the audit committee are Hank Adler (chair), Barbara R. Cambon and Stuart A. Gabriel, Ph.D. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Professor Adler satisfies the SEC's requirements for an "audit committee financial expert." During 2012, the audit committee held six meetings, acted by unanimous consent on one occasion and acted by joint unanimous consent with the entire board of directors on one occasion.

Independent Registered Public Accounting Firm

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young representatives will be available to respond to appropriate questions posed by stockholders. The audit committee has engaged Ernst & Young as our independent auditors to audit our financial statements for the year ending December 31, 2013. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors' independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	$1,201,000	$1,170,500
Audit-related fees	200,000	410,000
Tax fees	702,207	246,883
All other fees	399	399
Total	$2,103,606	$1,827,782

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees – These are fees for any services not included in the above-described categories.

Report of the Audit Committee

The function of the audit committee is oversight of the financial reporting process on behalf of the board of directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the audit committee. Membership on the audit committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the audit committee reviewed and discussed the 2012 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Ernst & Young, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young their independence from us. In addition, the audit committee considered whether Ernst & Young's provision of non-audit services is compatible with Ernst & Young's independence.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

April 9, 2013

The Audit Committee of the Board of Directors:
Hank Adler (chair), Barbara R. Cambon, and Stuart A. Gabriel, Ph.D.

The Conflicts Committee

General

The members of the conflicts committee are Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D., all of whom are independent directors. Our charter empowers the conflicts committee to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the conflicts committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee – Review of Our Policies" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee – Certain Transactions with Related Persons" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of the total liabilities limit set forth in our charter; and
- discharging the board of directors' responsibilities relating to compensation.

The primary responsibilities of the conflicts committee are enumerated in our charter. The conflicts committee does not have a separate committee charter. During 2012, the conflicts committee held nine meetings, participated in three joint meetings with the entire board of directors, acted by unanimous consent on twenty occasions and acted by joint unanimous consent with the entire board of directors on one occasion.

Oversight of Executive Compensation

As noted above, the conflicts committee discharges the board of directors' responsibilities relating to the compensation of our executives. Because we do not have any paid employees and our executive officers do not receive any compensation directly from us, these responsibilities are limited to administering our Employee and Independent Director Incentive Stock Plan. As of April 9, 2013, no awards had been granted under the plan. Furthermore, there is no timetable for the grant of any awards under the Employee and Independent Director Incentive Stock Plan, and the board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. Our executive officers have no role in determining the amount or form of executive compensation.

Our Employee and Independent Director Incentive Stock Plan was approved and adopted prior to the commencement of our initial public offering in order to (i) furnish incentives to individuals chosen to receive share-based awards because we consider them capable of improving our operations and increasing our profits; (ii) encourage selected persons to accept or continue employment with our advisor; and (iii) increase the interest of our independent directors in our welfare through their participation in the growth in the value of our shares of common stock. The total number of shares of common stock reserved for issuance under the Employee and Independent Director Incentive Stock Plan is equal to 5% of our outstanding shares at any time, but not to exceed 10,000,000 shares.

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Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates and our executive officers are compensated by these entities, in part, for their services to us or our subsidiaries. See "– Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. On March 20, 2012, in an effort to manage our reduced cash flows from operations and to redirect available funds to reduce debt, the board of directors suspended monthly distribution payments. With the suspension of monthly distribution payments, on March 20, 2012, the board of directors terminated the dividend reinvestment plan, effective April 10, 2012. For the year ended December 31, 2012, the costs of raising capital in our dividend reinvestment plan offering represented 2.0% of the capital raised.

Acquisition and Investment Policies. We do not expect to make new acquisitions of real estate or real estate-related investments in the future. We focused our investment efforts on the acquisition of a diverse portfolio of real estate and real estate-related assets. We have diversified our portfolio by investment type, geographic region, and tenant/borrower base. As a result of the default by the borrower (the "GKK Borrower") under our investment in the GKK mezzanine loan (the "GKK Mezzanine Loan"), on September 1, 2011, we entered into a Collateral Transfer and Settlement Agreement (the "Settlement Agreement") with the GKK Borrower pursuant to which we received equity interests in entities that own or hold leasehold interests in approximately 867 real estate assets (the "GKK Properties"), including approximately 576 bank branch properties and approximately 291 office buildings, operations centers and other properties, and assumed $1.5 billion in mortgage debt. As a result of the transfers of the GKK Properties, a significant portion of our revenue is derived from leases to financial institutions and as such, our portfolio has become less diversified. As of December 31, 2012, 46% of our annualized base rent was generated by leases to financial institutions.

Our primary objective is to attempt to maximize the long-term value of the portfolio for stockholders and to maximize the amount of capital returned to stockholders over time by: (i) making strategic asset sales to manage debt maturities and cash flow needs; (ii) paying down and refinancing debt to improve our financial position and stability; (iii) exploring value-add and accretive opportunities for existing assets.

Borrowing Policies. In order to execute our investment strategy, we utilized mortgage, mezzanine and repurchase financings to finance a portion of our investment portfolio. Our management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest rate risks, are properly balanced with the benefits of maintaining such leverage. Our focus in 2013 is to manage our existing investment portfolio and our debt service obligations. We depend on the cash flow from our real estate and real estate-related investments to meet the debt service obligations under our financing arrangements, and we will depend on the proceeds from the sale of real estate and proceeds from the repayment of our real estate-related investments in order to repay our outstanding debt obligations.

In light of the risks associated with declining operating cash flows from our real estate properties, including the properties directly or indirectly serving as the collateral for our debt obligations, and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes and credit facilities prior to or at maturity or we may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. Although we believe we will be permitted to extend the maturity dates of our current debt obligations, with the exception of the BOA Windsor Mortgage Portfolio and the 801 Market Street Mortgage Loan, we can give no assurance in this regard. The BOA Windsor Mortgage Portfolio, with an outstanding principal balance of $6.1 million, matured on October 31, 2012. The 801 Market Street Mortgage Loan, with an outstanding principal balance of $37.6 million, matured on February 1, 2013. Including the BOA Windsor Mortgage Portfolio and the 801 Market Mortgage Loan, we have $444.3 million of debt maturing (including principal amortization payments) during the 12 months ending December 31, 2013. As of December 31,

2012, we had a total of $868.4 million of fixed rate notes payable and $471.9 million of variable rate notes payable. Of the $471.9 million of variable rate notes payable, $34.3 million was effectively fixed through interest rate swaps.

Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of all of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowings. As of December 31, 2012, our borrowings and other liabilities were approximately 61% of both the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Disposition Policies. We originally intended to hold our core properties for four to seven years. With respect to the GKK Properties, our management continues to evaluate which properties to hold and which properties to sell. We sold, or otherwise disposed of, 190 GKK Properties during the year ended December 31, 2012 and expect the average hold period of the GKK Properties to be significantly shorter than that of our core properties. However, economic and market conditions may influence us to hold our investments for different periods of time, and we currently expect our hold period may last for several more years. Our advisor develops an exit strategy for each of our investments and regularly performs a hold-sell analysis on each asset in order to determine the optimal time to sell the asset in order to generate a favorable return. Our advisor also has developed such exit strategies for the majority of the GKK Properties that we still own. Periodic reviews of each asset focus on the remaining available value enhancement opportunities for the asset and the demand for the asset in the marketplace. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized the asset's value to us or the sale of the asset would otherwise be in the best interests of our stockholders. We generally intend to hold our real estate-related investments until maturity. However, economic and market conditions may influence the length of time that we hold these investments.

After repaying some of our debt obligations through the sale of certain assets, we plan to make certain strategic asset sales. Our board of directors will consider the best use of any excess proceeds from assets sales and from cash flow from other sources and, in the future, we may decide to open our share redemption plan for ordinary redemptions, commence a self-tender offer or declare special distributions to our stockholders. We will continue our existing strategy to sell assets when we believe the assets have reached the stage that disposition will assist in improving returns to our investors.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We intend to use our cash on hand, proceeds from asset sales and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity. To the extent available, we also intend to use cash flow generated by our real estate operations and real estate-related investments and funds available under our credit facilities. However, we have suffered and/or expect to suffer declines in cash flows from these sources.

For additional information regarding our cash needs during 2013, including maturities under our debt obligations, see the Annual Report on Form 10-K.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended December 31, 2012 did not exceed the charter-imposed limitation because our total operating expenses were less than 2% of our average invested assets. For the four consecutive quarters ended December 31, 2012, total operating expenses represented approximately 1.0% of our average invested assets. We had a net loss for the four consecutive quarters ended December 31, 2012.

Liquidation or Listing Policy. Our charter requires that we seek stockholder approval of our liquidation if our shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of our independent directors determines that liquidation is not then in the best interest of our stockholders. Pursuant to our charter requirement, in November 2012, the conflicts committee, composed of all of our independent directors, assessed our portfolio of investments and related debt financings, including the assets and liabilities transferred to us under the Settlement Agreement in satisfaction of certain debt obligations owed to us by the GKK Borrower. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by us under the Settlement Agreement. Taking into consideration our portfolio and current market conditions, the conflicts committee unanimously determined that liquidation is not now in the bests interests of our stockholders. Our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, the conflicts committee believes it is likely it may reach the same conclusion next year.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor and any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2012 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own our advisor, KBS Capital Advisors LLC, and the entity that acted as the dealer manager of our public offering, KBS Capital Markets Group LLC. We refer to these individuals as our sponsors. They are also some of our executive officers. All four of our sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Since our inception, our advisor has provided day-to-day management of our business. Among the services that are provided or have been provided by our advisor under the terms of the advisory agreement are the following:

- finding, presenting and recommending to us real estate and real estate-related investment opportunities consistent with our investment policies and objectives;
- structuring the terms and conditions of our investments, sales and joint ventures;
- acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;
- sourcing and structuring our loan originations and acquisitions;
- arranging for financing and refinancing of our properties and other investments;
- entering into leases and service contracts for our properties;
- supervising and evaluating each property manager's performance;
- reviewing and analyzing the properties' operating and capital budgets;
- assisting us in obtaining insurance;
- generating an annual budget for us;
- reviewing and analyzing financial information for each of our assets and our overall portfolio;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

- performing investor-relations services;
- maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;
- engaging in and supervising the performance of our agents, including our registrar and transfer agent; and
- performing any other services reasonably requested by us.

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring November 8, 2013, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2012 through the most recent date practicable, which was February 28, 2013, we compensated our advisor as set forth below.

The offering costs of our dividend reinvestment plan (which terminated effective April 10, 2012), other than selling commissions, were paid in part by our advisor, our dealer manager and their affiliates on our behalf. These offering costs include all expenses incurred by us in connection with our public offering, including but not limited to legal, accounting, printing, mailing, and filing fees. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager or their affiliates, as applicable, for the offering costs paid by them on our behalf, provided that our advisor is obligated to reimburse us to the extent selling commissions and organization and other offering costs incurred by us in the offering exceed 15% of our gross offering proceeds. From January 1, 2012 through February 28, 2013, no offering expenses were incurred by our advisor on our behalf.

In order that our stockholders could begin earning cash distributions, our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by the board of directors from January 1, 2006 through the period ended August 31, 2010 exceeded the amount of our Funds from Operations (as defined in the advisory agreement) for the same period. From inception, our advisor had advanced an aggregate unreimbursed amount of $1.6 million to us and no amount had been advanced since January 2007. We were only obligated to reimburse our advisor for these expenses if and to the extent that our cumulative Funds from Operations for the period commencing January 1, 2006 through the date of any such reimbursement exceeded the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest accrued on the advances made by our advisor. As of March 20, 2012, pursuant to the advisory agreement with our advisor, our advisor agreed to forgive the debt related to the $1.6 million of advances, and as such, we are no longer obligated to reimburse our advisor for this amount.

With respect to investments in real estate, we pay our advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, we pay our advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to our former investment in a consolidated joint venture (the "National Industrial Portfolio Joint Venture") with New Leaf Industrial Partners Fund, L.P., the asset management fee was calculated as a monthly fee equal to one-twelfth of 0.27% of the cost of the joint venture investment (inclusive of acquisition fees and expenses related thereto and the amount of debt associated with our investment). In addition to the asset management fee, we were entitled to a performance fee based upon our meeting certain Funds from Operations (as defined in the advisory agreement) thresholds. As of December 31, 2011, we had incurred but unpaid performance

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fees totaling approximately $5.4 million related to our investment in the National Industrial Portfolio Joint Venture. As of March 20, 2012, pursuant to the advisory agreement with our advisor, our advisor agreed to waive the performance fees related to the National Industrial Portfolio Joint Venture owed by us to our advisor in the amount of approximately $5.4 million.

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment shall either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by our advisor and our management and then approved by a majority of our independent directors, and this change in the fee shall be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the company, our direct or indirect wholly owned subsidiary or a joint venture or partnership in which we have an interest, (iii) our advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) our advisor recommends a revised fee arrangement with respect to such investment. As of February 28, 2013, we excluded our interest in an unconsolidated joint venture from the calculation of asset management fees. We calculate the asset management fee for the GKK Properties based on the original cost of our investment in the GKK Mezzanine Loan rather than on the gross value of the GKK Properties we own or in which we hold a leasehold interest. We also reduced the asset management fee calculation for our investments in the Tribeca Building to reflect sales of condominium units and will continue to adjust the asset management fee calculation for future sales. As of February 28, 2013, we had not determined to calculate the asset management fee at an adjusted value for any other investments or to exclude any other investments from the calculation of the asset management fee.

From January 1, 2012 through February 28, 2013, we paid our advisor asset management fees of $14.0 million earned during that period pursuant to the advisory agreement.

Under the advisory agreement, our advisor has the right to seek reimbursement from us for all costs and expenses it incurs in connection with the provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. Commencing July 1, 2010, we have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, our advisor may seek reimbursement for additional employee costs. We will not reimburse our advisor for employee costs in connection with services for which our advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2012 through February 28, 2013, we reimbursed our advisor for $0.2 million of operating expenses, including $0.1 million of employee costs.

For substantial assistance in connection with the sale of properties or other investments, we pay our advisor or its affiliates a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to our advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold. From January 1, 2012 through February 28, 2013, we incurred disposition fees of $8.3 million, all of which have been paid.

The conflicts committee considers our relationship with our advisor during 2012 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. On May 30, 2008, we ceased offering shares of common stock in our primary offering, and we terminated our dividend reinvestment plan effective April 10, 2012. Pursuant to the dealer manager agreement with KBS Capital Markets Group, and to the extent permitted under state securities laws and subject to certain exceptions, if we paid selling commissions in connection with the issuance of shares to an investor in the primary offering, we paid our dealer manager selling commissions of up to 3.0% of the gross offering proceeds from the issuance of shares to that investor under the dividend reinvestment plan. From January 1, 2012 through February 28, 2013, we incurred selling commissions of $0.3 million, of which 100% was reallowed to participating broker-dealers. We were also obligated to reimburse our dealer manager for certain expenses related to the dividend reinvestment plan offering. From January 1, 2012 through February 28, 2013, no offering expenses were incurred by our dealer manager on our behalf.

In addition, on April 19, 2012, we entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our investors serviced through the platform. From January 1, 2012 through February 28, 2013, we incurred and paid $15,000 of costs and expenses related to the AIP Reimbursement Agreement.

The conflicts committee believes that these arrangements with our dealer manager are fair. We believe that the compensation paid to our dealer manager has allowed us to achieve our goal of acquiring a large, diversified portfolio of real estate and real estate-related investments.

Other Transactions. On May 18, 2012, KBS Strategic Opportunity REIT, Inc. made an $8.0 million investment in a joint venture in which we indirectly own a participation interest through another joint venture investment. The conflicts committee, composed of all of our independent directors, approved the transaction. For more information, see our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC. The conflicts committee believes that this transaction was fair.

Currently Proposed Transactions. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

April 9, 2013

The Conflicts Committee of the Board of Directors:
Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D.

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Nomination of Directors

General

We do not have a standing nominating committee. Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee is responsible for identifying and nominating replacements for vacancies among our independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on the board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum. The board of directors believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the board of directors has determined that the creation of a standing nominating committee is not necessary. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the board. The full board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board. The board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the board's collective skill set that should be addressed in the nominating process. The board made such an assessment in connection with director nominations for the 2013 annual stockholders' meeting and determined that the composition of the current board of directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

Selection of Directors

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the board of directors, the board of directors (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and management of KBS Capital Advisors. The board and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The board of directors and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the board of directors (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the board of directors or conflicts committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 1-866-584-1381 and selecting "Option 2".

Stockholder Communications with the Board of Directors

We have established a procedure for stockholders to communicate comments and concerns to the board of directors. Stockholders may contact the board of directors at the following address:

Board of Directors of KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, our Code of Conduct and Ethics or other suspected wrongdoings affecting us or our properties or assets, or (2) any complaints or concerns regarding our accounting, internal accounting controls, auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting us. Stockholders should report any such suspected violations or other complaints or concerns by any of the following means:

- Via the Internet at http://kbsreiti.ethicspoint.com;
- By calling the toll free Ethics Hotline at 1-888-329-6414; or
- By mailing a description of the suspected violation or concern to:

  Audit Committee Chair
  c/o KBS Real Estate Investment Trust, Inc.
  620 Newport Center Drive, Suite 1300
  Newport Beach, CA 92660

Reports made via the Ethics Hotline will be sent to an internal audit representative and the audit committee chair, provided that no person named in the report will receive the report directly.

Stockholders can also communicate directly with the Chairman of the Board at the annual meeting. Although we do not have a policy regarding the attendance of directors at annual meetings of stockholders, we expect that the Chairman of the Board will be present at all such meetings. All of the directors were present at the 2012 annual meeting of stockholders.

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Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2013 annual meeting and are being nominated for re-election to serve until the 2014 annual meeting and until his or her successor is elected and qualified.

Name and Address[(1)]	Position(s)	Age[(2)]	Year First Became a Director
Peter M. Bren	President	79	N/A
Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director	61	2005
Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	55	2005
Keith D. Hall	Executive Vice President	54	N/A
David E. Snyder	Chief Financial Officer	42	N/A
Stacie K. Yamane	Chief Accounting Officer	48	N/A
Hank Adler	Director	66	2005
Barbara R. Cambon	Director	59	2005
Stuart A. Gabriel, Ph.D.	Director	59	2005

(1) The address of each named officer and director is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) As of April 1, 2013.

Peter M. Bren is our President, a position he has held since June 2005. He is also the Chairman of the Board and President of our advisor, President of KBS Real Estate Investment Trust II, Inc. ("KBS REIT II") and President of KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), positions he has held for these entities since October 2004, August 2007 and January 2010, respectively. Mr. Bren is President and a director of KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT"), positions he has held since August 2009 and July 2009, respectively. In addition, Mr. Bren is a sponsor of our company and is a sponsor of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT") and KBS Legacy Partners Apartment REIT, which were formed in 2005, 2007, 2009, 2008 and 2009, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

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Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 20 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe. Mr. Bren is also a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He is also a member of the Real Estate Round Table in Washington, D.C.

Charles J. Schreiber, Jr. is the Chairman of the Board, our Chief Executive Officer and one of our directors, positions he has held since June 2005. He is also the Chief Executive Officer of our advisor and the Chairman of the Board, Chief Executive Officer and a director of KBS REIT II, positions he has held for these entities since October 2004 and August 2007, August 2007 and July 2007, respectively, and he is the Chairman of the Board, Chief Executive Officer and a director of KBS REIT III, positions he has held since January 2010, January 2010 and December 2009, respectively. In addition, Mr. Schreiber is a sponsor of our company and is a sponsor of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2005, 2007, 2009, 2008 and 2009, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Schreiber indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Schreiber is the Chief Executive Officer of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Schreiber oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition and management of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Schreiber is also responsible for investor relationships.

Mr. Schreiber has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 20 years. Prior to teaming with Mr. Bren in 1992, he served as the Executive Vice President of Koll Investment Management Services and Executive Vice President of Acquisitions/Dispositions for The Koll Company. During the mid-1970s through the 1980s, he was Founder and President of Pacific Development Company and was previously Senior Vice President/Southern California Regional Manager of Ashwill-Burke Commercial Brokerage.

Mr. Schreiber graduated from the University of Southern California with a Bachelor's Degree in Finance with an emphasis in Real Estate. During his four years at USC, he did graduate work in the then newly-formed Real Estate Department in the USC Graduate School of Business. He is currently an Executive Board Member for the USC Lusk Center for Real Estate at the University of Southern California Marshall School of Business/School of Policy, Planning and Development. Mr. Schreiber also serves as a member of the Executive Committee for the Public Non-Listed REIT Council for the National Association of Real Estate Investment Trusts.

The board of directors has concluded that Mr. Schreiber is qualified to serve as a director, the Chairman of the Board and as our Chief Executive Officer for reasons including his extensive industry and leadership experience. Since the formation of the first investment advisor affiliated with Messrs. Bren and Schreiber in 1992, and through December 31, 2012, Mr. Schreiber has been involved in the investment in or management of over $16.2 billion of real estate investments through KBS affiliates. With more than 40 years of experience in real estate development, management, acquisition and disposition and more than 20 years of experience with the acquisition, origination, management, disposition and financing of real estate-related debt investments, he has the depth and breadth of experience to implement our business strategy. He gained his understanding of the real estate and real estate-finance markets through hands-on experience with acquisitions, asset and portfolio management, asset repositioning and dispositions. As our Chief Executive Officer and a principal of our external advisor, Mr. Schreiber is best-positioned to provide the board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as Chief Executive Officer, Chairman of the Board and a director of KBS REIT II and KBS REIT III, Mr. Schreiber brings to the board of directors demonstrated management and leadership ability.

Peter McMillan III is one of our Executive Vice Presidents, our Treasurer and Secretary, and one of our directors, positions he has held since June 2005. He is also an Executive Vice President, the Treasurer and Secretary and a director of KBS REIT II and KBS REIT III; President, Chairman of the Board and a director of KBS Strategic Opportunity REIT; and an Executive Vice President of KBS Legacy Partners Apartment REIT, positions he has held for these entities since August 2007, January 2010, December 2008 and August 2009, respectively. In addition, Mr. McMillan is a sponsor of our company and is a sponsor of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2005, 2007, 2009, 2008 and 2009, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/Metropolitan West Funds and is a former director of Steinway Musical Instruments, Inc.

The board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct the board of directors to the critical issues facing our company. Further, his experiences as a director of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and TCW/Metropolitan West Funds, and as a former director of Steinway Musical Instruments, Inc., provide him with an understanding of the requirements of serving on a public company board.

Keith D. Hall is one of our Executive Vice Presidents, a position he has held since June 2005. He is an Executive Vice President of KBS REIT II and KBS REIT III, positions he has held for these entities since August 2007 and January 2010, respectively. He is also the Chief Executive Officer and a director of KBS Strategic Opportunity REIT, positions he has held since December 2008 and October 2008, respectively. In addition, Mr. Hall is a sponsor of our company and is a sponsor of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2005, 2007, 2009, 2008 and 2009, respectively. Mr. Hall owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

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Mr. Hall is a co-founder of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group's $18.0 billion real estate securities portfolio. Mr. Hall's two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company's $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert's Beverly Hills office, where he was responsible for distribution of the group's high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

David E. Snyder is our Chief Financial Officer, a position he has held since December 2008. He is the Chief Financial Officer of our advisor, KBS REIT II and KBS REIT III, positions he has held for these entities since November 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, positions he has held for these entities since December 2008 and August 2009, respectively. Mr. Snyder is a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans.

As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of: mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since October 2008. From June 2005 to December 2008, she served as our Chief Financial Officer and from June 2005 to October 2008, she served as our Controller. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners

Apartment REIT, positions she has held for these entities since October 2008, October 2008, January 2010, August 2009 and August 2009, respectively. From July 2007 until December 2008, Ms. Yamane served as the Chief Financial Officer of KBS REIT II and from July 2007 until October 2008, she served as Controller of KBS REIT II. From October 2004 to October 2008, Ms. Yamane served as Fund Controller of our advisor.

Ms. Yamane also serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/ reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 25 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Hank Adler is one of our independent directors and is the chair of the audit committee, positions he has held since June 2005. Professor Adler is also an independent director and chair of the audit committee of KBS REIT II and KBS REIT III, positions he has held for these entities since March 2008 and September 2010, respectively. He is currently an Assistant Professor of Accounting at Chapman University. Prior to his retirement from Deloitte & Touche, LLP in 2003, Professor Adler was a partner with that firm where he had been employed for over 30 years. He specialized in tax accounting and served as client service and tax partner for a variety of public and private companies. He received a Bachelor of Science in Accounting and a Master of Business Administration from the University of California, Los Angeles. Professor Adler currently serves on the board of directors, on the compliance committee and as chairman of the audit committee of Corinthian Colleges, Inc., and he formerly served on the board of directors and on the finance committee of Healthy Smiles for Kids of Orange County, a California non-profit entity. From 1998 to 2007, he also chaired the Toshiba Senior Classic charity event, a PGA Senior Tour championship event. From 1994 to 2006, he served on the board of directors of Hoag Memorial Hospital Presbyterian. In the 1990s, he served on the board of trustees and as President of the Irvine Unified School District.

The board of directors has concluded that Professor Adler is qualified to serve as an independent director and as the chair of the audit committee for reasons including his extensive experience in public accounting. With over 30 years at one of the big four accounting firms, Professor Adler brings to the board of directors critical insights into and an understanding of the accounting principles and financial reporting rules and regulations affecting our company. His expertise in evaluating the financial and operational results of public companies and overseeing the financial reporting process makes him a valuable director and member of the audit committee. In addition, as a director and chair of the audit committee of KBS REIT II and KBS REIT III, as a director of Corinthian Colleges, Inc., and as a former director of Hoag Memorial Hospital Presbyterian and of Healthy Smiles for Kids of Orange County, Professor Adler is well aware of the corporate governance and regulatory issues facing public companies.

Barbara R. Cambon is one of our independent directors and is the chair of the conflicts committee, positions she has held since June 2005. Ms. Cambon is also an independent director and chair of the conflicts committee of KBS REIT II and KBS REIT III, positions she has held for these entities since March 2008 and September 2010, respectively. From April 2009 to December 2010, she served as Chief Operating Officer of Premium One Asset Management LLC, a company whose business focuses on providing investment management services to investors. From October 2003 to October 2009, she also served as a Managing Member of Snowcreek

Management LLC, a real estate asset-management company whose business activities focus on residential development projects for institutional investors. As Managing Member, Ms. Cambon provided asset management services to an institutional partnership investment in residential real estate development. She has been involved in the real estate investment business for 30 years, principally working with institutional capital sources and investment programs. From November 1999 until October 2002, she served as a Principal of Los Angeles-based Colony Capital, LLC, a private real estate investment firm, and from April 2000 until October 2002, she also served as its Chief Operating Officer. Prior to joining Colony Capital in 1999, Ms. Cambon was President and founder of Institutional Property Consultants, Inc., a real estate consulting company. She is a past director and chairman of the board of the Pension Real Estate Association and past Director of the National Council of Real Estate Investment Fiduciaries. Ms. Cambon serves on the board of directors and on the audit and nominating and corporate governance committees of BioMed Realty Trust, Inc., on the board of directors of Neighborhood National Bancorp and on the University of San Diego Burnham-Moores Center for Real Estate's Policy Advisory Board. Ms. Cambon received a Master of Business Administration from Southern Methodist University and a Bachelor of Science Degree in Education from the University of Delaware.

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The board of directors has concluded that Ms. Cambon is qualified to serve as an independent director and as the chair of the conflicts committee for reasons including her expertise in real estate investment and management. Ms. Cambon's 30 years of experience investing in, managing and disposing of real estate on behalf of investors give her a wealth of knowledge and experiences from which to draw in advising our company. As former Managing Member of her own real estate asset-management company, Ms. Cambon is acutely aware of the operational challenges facing companies such as ours. Further, her service as a director and chair of the conflicts committee of KBS REIT II and KBS REIT III, as a director and member of the audit and nominating and corporate governance committees of BioMed Realty Trust, Inc., all public REITs, and as a director of Neighborhood National Bancorp, gives her additional perspective and insight into large public companies such as ours.

Stuart A. Gabriel, Ph.D. is one of our independent directors, a position he has held since June 2005. Professor Gabriel is also an independent director of KBS REIT II and KBS REIT III, positions he has held for these entities since March 2008 and September 2010, respectively. Since June 2007, Professor Gabriel has served as Director of the Richard S. Ziman Center for Real Estate and Professor of Finance and Arden Realty Chair at the UCLA Anderson School of Management. Prior to joining UCLA he was Director and Lusk Chair in Real Estate at the USC Lusk Center for Real Estate, a position he held from 1999 to 2007. Professor Gabriel also served as Professor of Finance and Business Economics in the Marshall School of Business at the University of Southern California, a position he held from 1990 to 2007. He received a number of awards at USC for outstanding graduate teaching. In 2004, he was elected President of the American Real Estate and Urban Economics Association. From September 2004 through July 2008, Professor Gabriel served as a director of IndyMac Bank, F.S.B. Professor Gabriel serves on the editorial boards of seven academic journals. He is also a Fellow of the Homer Hoyt Institute for Advanced Real Estate Studies. Professor Gabriel has published extensively on the topics of real estate finance and urban and regional economics. His teaching and academic research experience include analysis of real estate and real estate capital markets performance as well as structured finance products, including credit default swaps, commercial mortgage-backed securities and collateralized debt obligations. Professor Gabriel serves as a consultant to numerous corporate and governmental entities. Prior to joining the USC faculty in 1990, Professor Gabriel served on the economics staff of the Federal Reserve Board in Washington, D.C. He also has been a Visiting Scholar at the Federal Reserve Bank of San Francisco. Professor Gabriel holds a Ph.D. in Economics from the University of California, Berkeley.

The board of directors has concluded that Professor Gabriel is qualified to serve as an independent director for reasons including his extensive knowledge and understanding of the real estate and finance markets and real estate finance products. As a professor of real estate finance and economics, Professor Gabriel brings unique perspective to the board of directors. His years of research and analysis of the real estate and finance markets make Professor Gabriel well-positioned to advise us with respect to our investment and financing strategy. This expertise also makes him an invaluable resource for assessing and managing risks facing our company. Through his experience as a director of KBS REIT II, KBS REIT III and IndyMac Bank, F.S.B., he also has an understanding of the requirements of serving on a public company board.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See "Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Four of our executive officers, Messrs. Bren, Hall, McMillan and Schreiber, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash in 2012[1]	All Other Compensation	Total
Hank Adler	$ 115,837	$ –	$ 115,837
Barbara R. Cambon	115,337	–	115,337
Stuart A. Gabriel, Ph.D.	111,337	–	111,337
Peter McMillan III[2]	–	–	–
Charles J. Schreiber, Jr.[2]	–	–	–

(1) Fees Earned or Paid in Cash include meeting fees earned in: (i) 2011 but paid or reimbursed in the first quarter of 2012 as follows: Professor Adler $11,337, Ms. Cambon $12,337, and Professor Gabriel $11,337; and (ii) 2012 and paid or to be paid in 2013 as follows: Professor Adler $5,337, Ms. Cambon $5,337, and Professor Gabriel $5,337.

(2) Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and committee meetings as follows:

- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each committee meeting attended);
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Equity-Based Compensation

We have adopted an Employee and Independent Director Incentive Stock Plan, one of the purposes of which is to increase the interest of our independent directors in our welfare through participation in the growth in the value of our shares. To date, we have not issued any awards pursuant to this plan and we have no timetable for the grant of any awards under the plan. Furthermore, the board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. The principal features of the Employee and Independent Director Incentive Stock Plan are described above under "– The Conflicts Committee – Oversight of Executive Compensation."

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Equity Compensation Plan Information

We have reserved shares of common stock for issuance under our Employee and Independent Director Stock Incentive Plan. This plan was approved by our then sole stockholder, KBS Capital Advisors, in 2005 before we commenced our now terminated public offering. The following table provides summary information about securities issuable under our equity compensation plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	–	–	9,334,463[(1)]
Equity compensation plans not approved by security holders	–	–	–
Total	–	–	9,334,463[(1)]

(1) As of April 10, 2013. The number of shares authorized for issuance pursuant to the Employee and Independent Director Stock Incentive Plan is equal to 5% of the outstanding shares of our common stock at any time, but may not exceed 10,000,000 shares. The board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan.

STOCK OWNERSHIP

The following table shows, as of April 10, 2013, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner[(1)]	Amount and Nature of Beneficial Ownership[(2)]	Percent of all Shares
KBS Capital Advisors, LLC	20,000[(3)]	*
Hank Adler	15,439	*
Peter M. Bren	20,000[(3)]	*
Barbara R. Cambon	6,871	*
Stuart A. Gabriel, Ph.D.	–	–
Keith D. Hall	20,000[(3)]	*
Peter McMillan III	20,000[(3)]	*
Charles J. Schreiber, Jr.	21,064[(3)(4)]	*
David E. Snyder	–	–
Stacie K. Yamane	–	–
All officers and directors as a group	43,374[(3)]	*

* Less than 1% of the outstanding common stock.

(1) The address of each named beneficial owner is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

(4) Includes 1,064 shares held by the Schreiber Family Trust DTD 6/3/75, of which Mr. Schreiber is a trustee.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to the Section 16 reporting requirements filed the reports on a timely basis in 2012.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of the board of directors. Those persons elected will serve as directors until the 2014 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated the following people for re-election as directors:

- Charles J. Schreiber, Jr.
- Hank Adler
- Stuart A. Gabriel, Ph.D.
- Peter McMillan III
- Barbara R. Cambon

Each of the nominees for director is a current director. Detailed information on each nominee is provided on pages 17 through 22.

Vote Required

Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the annual meeting, you and the other stockholders will vote on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. In making its determination regarding whether to appoint or retain a particular independent registered public accounting firm, the audit committee takes into account the opinions of management and our internal auditors in assessing the independent registered public accounting firm's qualifications, performance and independence. Notwithstanding its appointment of Ernst & Young LLP, the audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. If the appointment of Ernst & Young LLP is not ratified by our stockholders, the audit committee may consider whether it should appoint another independent registered public accounting firm.

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young LLP has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young LLP representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young LLP representatives will be available to respond to appropriate questions posed by stockholders.

Vote Required

Under our bylaws, a majority of the votes cast at the annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, Peter McMillan III, at our executive offices no later than December 25, 2013. However, if we hold the annual meeting before June 9, 2014 or after August 8, 2014, stockholders must submit proposals for inclusion in our 2014 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. If a stockholder wishes to present a proposal at the 2014 annual meeting, whether or not the proposal is intended to be included in the 2014 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 24, 2014.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.

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KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(866) 527-4264
www.kbsreits.com